Filed Pursuant to Rule 424(b)(4)
Registration No. 333-167193

Prospectus

15,789,474 shares

Ply Gem Holdings, Inc.

Common stock

This is an initial public offering of Ply Gem Holdings, Inc. common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is $21.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “PGEM.”

We are selling 15,789,474 shares of common stock. We have also granted the underwriters an option to purchase a maximum of 2,368,421 additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk factors” on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ply Gem Holdings, Inc.(1)

Per Share	$21.0000	$1.3986	$19.6014

Total	$331,578,954	$22,083,158	$309,495,796
(1)	See “Underwriting.”

Delivery of the shares of common stock will be made against payment in New York, New York on or about May 29, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Credit Suisse	Goldman, Sachs & Co.

UBS Investment Bank	Deutsche Bank Securities

Zelman Partners LLC

BB&T Capital Markets	Stephens Inc.

May 22, 2013.

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until June 16, 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Market and industry data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on good faith estimates by our management, which are derived from their review of internal surveys, as well as the independent sources listed above. Gary E. Robinette, our President and Chief Executive Officer, is a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies, and we have relied, in part, on its study for the market and statistical information included in this prospectus.

ii

Prospectus summary

This summary highlights material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary note regarding forward-looking statements.”

Unless otherwise specified or the context requires otherwise, (i) the term “Ply Gem Holdings” refers to Ply Gem Holdings, Inc.; (ii) the term “Ply Gem Industries” refers to Ply Gem Industries, Inc., the principal operating subsidiary of Ply Gem Holdings; (iii) the terms “we,” “us,” “our,” “Ply Gem” and the “Company” refer collectively to Ply Gem Holdings and its subsidiaries; and (iv) the term “Reorganization Transactions” refers to the transactions described in “Certain relationships and related party transactions—Reorganization transactions.” The use of these terms is not intended to imply that Ply Gem Holdings and Ply Gem Industries are not separate and distinct legal entities.

Except as the context otherwise requires, references to information being “pro forma” or “on a pro forma basis” means such information is presented after giving effect to the Reorganization Transactions, the entry into the tax receivable agreement described in “Certain relationships and related party transactions—Tax receivable agreement,” this offering and the estimated use of proceeds from this offering as described under “Use of proceeds.” See “Unaudited pro forma financial information.”

Our company

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing and Stone and (ii) Windows and Doors, which comprised approximately 59% and 41% of our sales, respectively, for the fiscal year ended December 31, 2012 and approximately 54% and 46% of our sales, respectively, for the three months ended March 30, 2013. These two segments produce a comprehensive product line of vinyl siding, designer accents, cellular PVC trim, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both the new construction market and the home repair and remodeling market in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers. For the year ended December 31, 2012, we had net sales of $1,121.3 million, adjusted EBITDA of $127.3 million and a net loss of $39.1 million. For the three months ended March 30, 2013, we had net sales of $257.1 million, adjusted EBITDA of $12.1 million and a net loss of $28.1 million.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

•	Leading Manufacturer of Exterior Building Products. Based on our internal estimates and industry experience, we believe we have established leading positions in many of our core product categories including: No. 1 in vinyl siding in the U.S.; No. 1 in aluminum accessories in the U.S.; No. 2 in vinyl and aluminum windows in the U.S.; No. 1 in windows and doors in Western Canada; and a leading position in vinyl siding and accessories in Canada. We achieved this success by developing a broad offering of high quality products and providing superior service to our customers. We are one of the few companies in our industry that operate a geographically diverse manufacturing platform capable of servicing our customers across the entire United States and Western Canada. The scale of our operations also positions us well as customers look to consolidate their supplier base. We believe our broad offering of leading products, geographically diverse manufacturing platform and long-term customer relationships make us the manufacturer of choice for our customers’ exterior building products needs.

•

Comprehensive Product Portfolio with Strong Brand Recognition.  We offer a comprehensive portfolio of over twenty exterior building product categories covering a full range of price points. Our broad product line gives us a competitive advantage over other exterior building product suppliers who provide a narrower range of products by enabling us to provide our customers with a differentiated value proposition to meet their own customers’ needs. Our leading brands, such as Ply Gem®, Mastic® Home Exteriors, Variform®, Napco®, Georgia-Pacific (which we license) and Great Lakes® Window, are well recognized in the industry. Many of our customers actively support our brands and typically become closely tied to our brands through joint marketing and training, fostering long-term relationships under the common goal of delivering a quality product.

We believe a distinguishing factor in our customers’ selection of Ply Gem as a supplier is our innovation and quality for which our brands are known. As a result, our customers’ positive experiences with one product or brand affords us the opportunity to cross-sell additional products and effectively introduce new products. Since 2007, we have successfully implemented a more unified brand strategy to expand our cross-selling opportunities between our siding and window product offerings. For instance, we consolidated certain window product offerings under the Ply Gem brand to offer a national window platform to our customers, which we believe represents a comprehensive line of new construction and home repair and remodeling windows. Our unified branding and cross-selling strategy has produced market share gains across all product categories since 2011 with a significant retail home center, a large building products distributor, a large national builder, and several regional home builders. With our extensive product line breadth, industry-leading brands and national platform, we believe we can provide our current and future customers with a more cost-effective, single source from which to purchase their exterior building products.

•

Multi-Channel Distribution Network Servicing a Broad Customer Base.  We have a multi-channel distribution network that serves both the new construction and home repair and remodeling end markets through our broad customer base of specialty and wholesale distributors, retail home centers, lumberyards, remodeling dealers and builders. Our multi-channel distribution strategy has increased our sales and penetration within these end markets, while limiting our exposure to any one customer or channel, such that our top ten customers only accounted for approximately 45.9% of our net sales in 2012. We believe our strategy enables us to minimize channel conflict, reduce our reliance on any one channel and reach the greatest number of end customers while providing us with the ability to increase our sales and to sustain our financial performance through economic fluctuations.

•	Balanced Exposure to New Construction and Home Repair and Remodeling. Our products are used in new construction and home repair and remodeling, with our diversified product mix reducing our overall exposure to any single sector. We operate in two reportable segments: (i) Siding, Fencing and Stone, which has been weighted towards home repair and remodeling, and (ii) Windows and Doors, which has historically focused on new construction. We have begun to expand our presence in the home repair and remodel window sector through the launch of a new series of repair and remodel window products, focusing on the unique requirements of this sector while leveraging our existing customer relationships. This is one of several initiatives that have been well received by our customers and that complement our established product offerings by utilizing our national sales force to sell multiple products in our portfolio. For example, our Mastic Window product, which launched in 2011, has produced favorable results with rapid net sales growth in the repair and remodeling market by leveraging our existing relationships within this sector. We believe the diversity of our end markets and products provides us with a unique opportunity to capitalize on the overall housing market recovery.

•

Highly Efficient, Low Cost Operating Platform.  Since mid-2006, we have closed or consolidated eight plants, generating savings of over $30.0 million annually, and significantly reduced our workforce. Since 2006, we also invested approximately $98.3 million in capital expenditures, including new product introductions and upgrades to equipment, facilities and technology, to continue improving our vertically integrated manufacturing platform. For example, our multi-plant window manufacturing platform allows us to service our customers with minimal lead times across a broad geographic coverage area, providing us a competitive advantage with the ability to operate in just-in-time fashion. This capability provides a unique service proposition to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our polyvinyl chloride (“PVC”) resin purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles. Furthermore, since 2008, we have centralized numerous back office functions to our corporate office that previously resided in our business segments. This enabled us to maximize our efficiencies and minimize selling, general, and administrative expenses during the U.S. housing downturn.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology, focus on safety and significant purchasing scale, we have improved efficiency in our manufacturing facilities while maintaining a low fixed cost structure of approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in North America with four of them having received the highest federal, state and/or provincial safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

•

Proven Track Record of Acquisition Integration and Cost Savings Realization.  Our seven acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have realized meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50.0 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths and expect that this offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

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Strong Management Team with Significant Ownership.  We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the housing market recovers. As of May 22, 2013, after giving effect to the Reorganization Transactions, members of our management team held common stock representing approximately 5.3% of the shares of our Company, which will decline to 4.0% upon completion of this offering (or 3.9% if the underwriters exercise their over-allotment option in full).

Our business strategy

We are pursuing the following business and growth strategies:

•

Capture Growth Related to Housing Market Recovery.  As a leading manufacturer of exterior building products, we intend to capitalize on the continued recovery in the new construction market and the anticipated recovery in the home repair and remodeling market. The National Association of Home Builders’ (“NAHB”) 2012 estimate of single family housing starts was 535,000, which was approximately 49% below the 50-year average, representing a significant opportunity for growth as activity improves to rates that are more consistent with historical levels. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect homeowners’ purchases to focus on items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends through our exposure to the new construction and the home repair and remodeling end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for energy efficiency rebate and tax programs currently in effect or under consideration.

•

Continue to Increase Market Penetration.  We intend to increase the market penetration of our siding, fencing and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America and by pursuing cross-selling opportunities. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. In 2012, we maintained our U.S. vinyl siding leading market position at approximately 36.0%. We increased our market position to 36.0% in 2011 from 32.3% in 2010 due in part to a significant customer win in the retail sales channel as well as with a top national builder. In 2012, we also continued to achieve strategic market share gains obtaining new regional window business with a large home center.

The national builder win by our siding business in 2011 was an existing top ten customer in our window business. We believe that this demonstrates the substantial opportunity across our product categories to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. Another example of this cross-selling opportunity is our 2010 introduction of a new vinyl windows line under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products. We expect to build upon our market positions as the housing market recovers from its current levels and to further enhance our leading positions.

•

Expand Brand Coverage and Product Innovation.  Ply Gem’s brand building efforts extend across multiple media, including national trade journals, website marketing, social media and national consumer magazines and broadcast outlets, both in the United States and Canada, resulting in over 10 million trade impressions and more than 200 million consumer impressions in 2012. Significant brand recognition in 2012 included Fox News “Fox and Friends” morning program, Better Homes and Gardens Magazine and The New York Times, each focusing on Ply Gem’s ability to deliver a complete exterior as a single manufacturer, something we call “The Designed Exterior by Ply Gem.” Our products also frequently receive industry recognition. For example, Consumer Reports placed The Designed Exterior at the top of their list for “Five Trends you can take home from the International Builders Show” in 2012.

We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our 2008 addition of stone veneer to our product offering in the Siding, Fencing and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products. In 2013, we announced that we will be manufacturing and selling cellular PVC trim and mouldings, a low-maintenance alternative to traditional wood trim designed to work well with siding, within the estimated $1.4 billion residential trim market.

During 2012, we continued our focus on innovation by establishing a new entity under Ply Gem Industries, Foundation Labs by Ply Gem, LLC (“Foundation Labs”), whose mission and purpose is to house product development from idea creation to product commercialization. By having dedicated resources committed to product development, we are investing in our future. The result of our commitment to product development and innovation has been demonstrated in the approximately $441.7 million of incremental annualized sales that we recognized for new products introduced from 2009 to 2012.

We also invest in our future and further brand development by pursuing certain strategic acquisitions if they fit our geographical footprint and strategic focus. For example, in April 2013 we acquired Gienow WinDoor Ltd. (“Gienow”), a manufacturer of windows and doors in Western Canada, and in May 2013 we entered into a share purchase agreement to acquire Mitten Inc. (“Mitten”), a leading manufacturer of vinyl siding and accessories in Canada. For additional information, see “—Recent developments.” These acquisitions will provide us with a significant presence in Canada and provide us with operating efficiencies to drive further market gains.

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Drive Operational Leverage and Further Improvements.   While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina, and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Building products end markets

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by construction of new homes and repair and remodeling of existing homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New home construction

Management believes that a U.S. housing recovery is underway on a national basis, supported by favorable demographic trends, historically low interest rates and consumers who are increasingly optimistic about the U.S. housing market. New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2012, single family housing starts are estimated to have declined 64% according to the NAHB. While the industry has experienced a period of severe correction, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment, increasing consumer confidence, improving employment growth and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new household formations between 2010 and 2020 are expected to be approximately 11.8 million units.

Moreover, during 2012, single family housing starts are estimated to have increased 23.2% to 535,000 compared to 2011, having declined by 7.9% during the 2010 to 2011 period. Finally, the NAHB is currently forecasting single family housing starts to further increase in 2013 and 2014 by 24.2% and 28.9%, respectively.

Home repair and remodeling

Management believes that the U.S. home repair and remodeling products market is poised for a recovery. Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that continued to be depressed during 2012 due to general economic conditions, debt ceiling and national budget deliberations, and unemployment levels. Management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair, and an aging housing stock.

Recent developments

On April 9, 2013, we acquired all of the capital stock of Gienow, a manufacturer of windows and doors in Western Canada, for consideration of approximately CAD $21.0 million, subject to certain purchase price adjustments. We used borrowings under our senior secured asset-based revolving credit facility (the “ABL Facility”) to pay the aggregate purchase price. For the year ended December 31, 2012, Gienow had total net sales of approximately CAD $102.1 million and a net loss of approximately CAD $2.5 million.

On May 6, 2013, we entered into a share purchase agreement to acquire all of the issued and outstanding capital stock of Mitten, a leading manufacturer of vinyl siding and accessories in Canada, for consideration of approximately CAD $82.0 million, subject to certain purchase price adjustments. We intend to use a portion of the net proceeds from this offering to pay the aggregate purchase price. For the year ended December 31, 2012, Mitten had net sales of approximately CAD $133.7 million and a net loss of approximately CAD $0.3 million. The acquisition is subject to a number of customary closing conditions, including the receipt of regulatory approvals, and there can be no assurance that the acquisition will be consummated.

The acquisitions of Gienow and Mitten will provide us with a significant presence in Canada and provide us with operating efficiencies to drive further market gains.

The financial information included in this prospectus for Gienow and Mitten has been prepared in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Canadian GAAS differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so the financial information relating to Gienow and Mitten may not be comparable to the financial statements and financial information of U.S. companies, including the Company.

Risks associated with our business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•

Downturns in the home repair and remodeling or the new construction end markets, or the economy or the availability of consumer credit, could adversely impact our end users and lower the demand for, and pricing of, our products, which in turn could cause our net sales and net income to decrease.

•

We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

•	Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margins by increasing our costs.

•

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

•	Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

•	Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ, train and retain qualified personnel at a competitive cost.

•

As of March 30, 2013, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $846.0 million of indebtedness outstanding. The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

•

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk factors.”

Our principal stockholders

After giving effect to the Reorganization Transactions, affiliates of, and companies managed by, CI Capital Partners LLC (“CI Capital Partners”), including Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. (collectively, the “CI Partnerships”), will beneficially own approximately 93.3% of our common stock. Upon completion of this offering, after giving effect to the Reorganization Transactions, the CI Partnerships are expected to beneficially own approximately 70.6% of our outstanding common stock, or 68.1% if the underwriters exercise their over-allotment option in full.

Upon the completion of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules as a result of the ownership position and voting rights of the CI Partnerships. For a discussion of the applicable limitations and risks that may result from our status as a controlled company, see “Risk factors — Risks related to this offering and our common stock — As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements” and “Management — Controlled company.”

CI Capital Partners is a leading private equity investment firm specializing in leveraged buyouts of middle-market companies located primarily in North America. Since its inception, CI Capital Partners’ investment activities have been managed by Frederick Iseman and Steven Lefkowitz who have invested together for over 20 years. CI Capital Partners’ senior investment professionals have over 70 years of collective experience at CI Capital Partners.

Reorganization transactions

In connection with this offering, we will merge with our parent corporation and engage in a series of transactions that will convert the outstanding subordinated debt, common stock and preferred stock of our parent corporation into common equity and result in a single class of our common stock outstanding.

Currently, Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”) owns 100% of our capital stock. Prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of 48,962,494 shares of our common stock, representing approximately 75.6% of our outstanding common stock after giving effect to this offering (or 72.9% if the underwriters exercise their over-allotment option in full). In the reorganization merger, all of the preferred stock of Ply Gem Prime (including the subordinated debt of Ply Gem Prime that will have been converted into preferred stock as part of the Reorganization Transactions) will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between 48,962,494 and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. In the reorganization merger, holders of preferred stock of Ply Gem Prime will receive an aggregate of 21,286,225 shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of 27,676,269 shares of our common stock.

Finally, in connection with the reorganization merger, options to purchase shares of common stock of Ply Gem Prime will be converted into 3,386,008 options to purchase shares of our common stock with adjustments to the per share exercise prices. See “Certain relationships and related party transactions — Reorganization transactions.”

Corporate information

We were incorporated under the laws of the State of Delaware on January 23, 2004. Our principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513. Our telephone number is (919) 677-3900. Our website is www.plygem.com. Information contained on our website does not constitute a part of this prospectus.

The offering

Common stock outstanding before this offering	48,962,494 shares.

Common stock offered by us	15,789,474 shares.

Common stock to be outstanding immediately after this offering	64,751,968 shares (or 67,120,389 shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	The underwriters have an option for a period of 30 days after the date of this prospectus to purchase up to 2,368,421 additional shares of our common stock from us to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $306.5 million (or $352.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us (i) to redeem, repurchase or repay a portion of our outstanding indebtedness, (ii) to pay transaction fees and other expenses and (iii) for general corporate purposes, including to pay the aggregate purchase price for the acquisition of Mitten.

See “Use of proceeds.”

Listing	Our common stock has been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “PGEM.”

Dividend policy	We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. See “Dividend policy.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering excludes 3,386,008 shares that are subject to options granted pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan (the “2004 Option Plan”) as of March 30, 2013 at a weighted average exercise price of $10.86 per share and 3,500,000 shares reserved for issuance under the Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (the “LTIP”, and together with the 2004 Option Plan, the “Equity Plans”). See “Executive compensation.”

Unless we indicate otherwise, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase from us up to 2,368,421 shares of our common stock to cover over-allotments;

•	reflects the public offering price of $21.00 per share; and

•	gives effect to the Reorganization Transactions.

Summary historical and pro forma consolidated financial

data of Ply Gem Holdings, Inc.

The summary historical consolidated financial data presented below for each of the years in the three year period ended December 31, 2012 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical consolidated financial data presented below as of March 30, 2013 and for the three month periods ended March 30, 2013 and March 31, 2012 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The results of any interim period are not necessarily indicative of the results that can be expected for the full year or any future period. Except as otherwise noted below, the summary unaudited pro forma consolidated financial data presented below gives effect to the transactions described under “Unaudited pro forma financial information.”

The information set forth below should be read in conjunction with “Capitalization,” “Unaudited pro forma financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and figures shown as totals may not be the arithmetic aggregation of the individual amounts, percentages or figures that comprise or precede them.

	Three months ended		Year ended December 31,
(amounts in thousands (except per share data))	March 30, 2013	March 31, 2012	2012	2011	2010
	(unaudited)	(unaudited)
Statement of operations data:(1)
Net sales	$257,097	$239,176	$1,121,301	$1,034,857	$995,906
Cost of products sold	215,251	196,261	877,102	824,325	779,946

Gross profit	41,846	42,915	244,199	210,532	215,960
Operating expenses:
Selling, general and administrative expenses	38,216	34,993	147,242	138,912	130,460
Amortization of intangible assets	4,202	6,719	26,937	26,689	27,099
Write-off of previously capitalized offering costs	—	—	—	—	1,571

Total operating expenses	42,418	41,712	174,179	165,601	159,130

Operating earnings (loss)	(572)	1,203	70,020	44,931	56,830
Foreign currency (loss) gain	(33)	68	409	492	510
Interest expense	(23,668)	(25,056)	(103,133)	(101,488)	(122,992)
Interest income	15	15	91	104	159
Gain (loss) on modification or extinguishment of debt(2)	—	—	(3,607)	(27,863)	98,187

Income (loss) before provision for income taxes	(24,258)	(23,770)	(36,220)	(83,824)	32,694
Provision for income taxes	3,849	1,872	2,835	683	5,027

Net income (loss)	$(28,107)	$(25,642)	$(39,055)	$(84,507)	$27,667

Basic and diluted earnings (loss) attributable to common stockholders per common share	$(281,070)	$(256,420)	$(390,550)	$(845,070)	$276,670

(amounts in thousands (except shares and per share data))	Three months ended		Year ended December 31,
	March 30, 2013	March 31, 2012	2012	2011	2010
Pro forma loss per share:(3)(4)
Basic and diluted loss per share	$(0.43)		$(0.67)
Weighted average shares outstanding:
Basic and diluted weighted average shares outstanding	64,751,968		64,751,968
Other data:
Adjusted EBITDA(5)	$12,073	$15,267	$127,262	$114,501	$123,054
Capital expenditures	6,665	3,350	24,646	11,490	11,105
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718
Annual single family housing starts(6)	N/A	N/A	535	434	471
Selected statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(59,414)	$(36,515)	$48,704	$(3,459)	$6,748
Investing activities	(6,654)	(3,229)	(24,553)	(11,388)	(9,073)
Financing activities	49,938	48,134	(8,813)	9,198	2,407

Balance sheet data:	As of March 30, 2013
	Actual	Pro forma(4)(7)
Cash and cash equivalents	$11,162	$108,486
Total assets	906,116	997,246
Total long-term debt	1,016,256	845,968
Stockholder’s deficit	(343,361)	(98,495)

(1)	In April 2012, we adopted the financial presentation provision of Accounting Standard Update 2011-05, Presentation of Comprehensive Income.

(2)	During the year ended December 31, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million expense of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”), $0.3 million expense of unamortized discount for the 13.125% Senior Subordinated Notes, and $1.4 million expense of third party fees for the 13.125% Senior Subordinated Notes. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million expense of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes due 2013 (the “11.75% Senior Secured Notes”), $0.8 million expense of unamortized discounts for the 11.75% Senior Secured Notes, $12.3 million expense of third party fees for the 8.25% Senior Secured Notes due 2018 (the “8.25% Senior Secured Notes”), and $1.2 million for the expense of unamortized debt issuance costs for the previous senior secured asset-based revolving credit facility. During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment of debt of approximately $98.2 million in connection with the redemption of the 9% Senior Subordinated Notes due 2012 (the “9% Senior Subordinated Notes”) arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million.

(3)	Reflects the Reorganization Transactions, this offering and the application of the net proceeds from this offering as described in “Use of proceeds” as if they had occurred on January 1, 2012.

The following details the computation of the pro forma loss per common share and is unaudited:

(amounts in thousands (except shares and per share data))	Three months ended March 30, 2013	Year ended December 31, 2012
Pro forma net loss	$(27,878)	$(43,608)

Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474	15,789,474
Conversion of Ply Gem Prime Holdings common stock	30,704,446	30,704,446
Conversion of Ply Gem Prime Holdings preferred stock	18,258,048	18,258,048
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)	$(0.67)

(4)	The summary unaudited pro forma financial data are based upon available information and certain assumptions as discussed in the notes to the unaudited pro forma financial information presented under “Unaudited pro forma financial information.” The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified, nor does this data purport to represent the results of operations for any future period.

(5)	Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash foreign currency transactions gain/(loss), non-cash loss (gain) on modification or extinguishment of debt, amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, write-off of previously capitalized offering costs, environmental remediation, restructuring and integration expenses, acquisition costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) internally measure our operating performance and (ii) determine our incentive compensation programs. In addition, the ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under the 9.375% Senior Notes due 2017 (the “9.375% Senior Notes”), the 8.25% Senior Secured Notes, the 11.75% Senior Secured Notes, the 13.125% Senior Subordinated Notes or the ABL Facility;

•	Adjusted EBITDA does not reflect income tax payments we are required to make; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings or operating earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA. The adjusted EBITDA amounts are unaudited.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss) and is unaudited:

	Three months ended		Year ended December 31,
(amounts in thousands)	March 30, 2013	March 31, 2012	2012	2011	2010
Net income (loss)	$(28,107)	$(25,642)	$(39,055)	$(84,507)	$27,667
Interest expense, net	23,653	25,041	103,042	101,384	122,833
Provision for income taxes	3,849	1,872	2,835	683	5,027
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718
Non-cash loss (gain) on foreign currency transactions	33	(68)	(409)	(492)	(510)
Non-cash (gain) loss on modification or extinguishment of debt(2)	—	—	3,607	27,863	(98,187)
Write-off of previously capitalized offering costs	—	—	—	—	1,571
Restructuring and integration expenses	2,380	—	1,677	1,616	910
Acquisition costs	315	—	—	—	—
Customer inventory buybacks	—	445	768	10,087	574
Environmental remediation	—	—	—	1,580	—
Management fees(8)	235	302	2,520	2,267	2,451

Adjusted EBITDA	$12,073	$15,267	$127,262	$114,501	$123,054

(6)	Single family housing starts data furnished by NAHB forecast (as of April 13, 2013). These amounts are unaudited.

(7)

Gives effect to the Reorganization Transactions, this offering and the application of the net proceeds from this offering as described under “Use of proceeds” as if such transactions took place on March 30, 2013. These amounts are unaudited.

(8)	After the completion of this offering, the advisory agreement with an affiliate of the CI Partnerships will be terminated and management fees will no longer be paid.

Risk factors

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully read and consider the risk factors set forth below before deciding to invest in our common stock. Any of the following risks could adversely affect our business, results of operations, financial condition and liquidity. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of your investment in our common stock. Certain statements in “Risk factors” are forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Risks associated with our business

Downturns in the home repair and remodeling or the new construction end markets, or the economy or the availability of consumer credit, could adversely impact our end users and lower the demand for, and pricing of, our products, which in turn could cause our net sales and net income to decrease.

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new construction spending, which declined significantly in the 2009 through 2011 period as compared to 2008 recovering slightly in 2012 compared to historical levels and are affected by such factors as interest rates, inflation, consumer confidence, unemployment and the availability of consumer credit.

Our performance is also dependent upon consumers having the ability to finance home repair and remodeling projects and/or the purchase of new homes. The ability of consumers to finance these purchases is affected by such factors as new and existing home prices, homeowners’ equity values, interest rates and home foreclosures, which in turn could result in a tightening of lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or repair and remodeling expenditures. Trends such as declining home values, increased home foreclosures and tightening of credit standards by lending institutions, have negatively impacted the home repair and remodeling and the new construction sectors. If these credit market trends continue or worsen, our net sales and net income may be adversely affected.

We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

We compete with other national and regional manufacturers of exterior building products. Some of these companies are larger and have greater financial resources than we do. Accordingly, these competitors may be better equipped to withstand changes in conditions in the industries in which we operate and may have significantly greater operating and financial flexibility than we do. These competitors could take a greater share of sales and cause us to lose business from our customers. Additionally, our products face competition from alternative materials, such as wood, metal, fiber cement and masonry in siding, and wood in windows. An increase in competition from other exterior building products manufacturers and alternative building materials could cause us to lose our customers and lead to decreases in net sales.

Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margins by increasing our costs.

Our principal raw materials, PVC resin and aluminum, have been subject to rapid price changes in the past. While we have historically been able to substantially pass on significant PVC resin and aluminum cost increases through price increases to our customers, our results of operations for individual quarters can be and have been hurt by a delay between the time of PVC resin and aluminum cost increases and price increases in our products. While we expect that any significant future PVC resin and aluminum cost increases will be offset in part or whole over time by price increases to our customers, we may not be able to pass on any future price increases.

Certain of our customers have been expanding and may continue to expand through consolidation and internal growth, which may increase their buying power, which could materially and adversely affect our revenues, results of operations and financial position.

Certain of our important customers are large companies with significant buying power. In addition, potential further consolidation in the distribution channels could enhance the ability of certain of our customers to seek more favorable terms, including pricing, for the products that they purchase from us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or to maintain prices during periods of increased costs, or if we lose customers because of pricing or other methods of competition, our revenues, operating results and financial position may be materially and adversely affected.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

Our top ten customers accounted for approximately 45.9% of our net sales in the year ended December 31, 2012. Our largest customer for the fiscal year ended December 31, 2012, ABC Supply Co., Inc., distributes our products within its building products distribution business, and accounted for approximately 10.5% of our consolidated 2012 net sales. We expect a small number of customers to continue to account for a substantial portion of our net sales for the foreseeable future.

The loss of, or a significant adverse change in our relationships with our largest customer or any other major customer could cause a material decrease in our net sales. The loss of, or a reduction in orders from, any significant customers, losses arising from customers’ disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major retail customer could cause a decrease in our net income and our cash flows. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because much of our overhead and operating expenses are spread ratably throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing reduced profit margins when such conditions exist.

Increases in union organizing activity and work stoppages at our facilities or the facilities of our suppliers could delay or impede our production, reduce sales of our products and increase our costs.

Our financial performance is affected by the cost of labor. As of March 30, 2013, approximately 13.7% of our employees were represented by labor unions. We are subject to the risk that strikes or other types of conflicts with personnel may arise or that we may become a subject of union organizing activity. Furthermore, some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ, train and retain qualified personnel at a competitive cost.

Many of the products that we manufacture and assemble require manual processes in plant environments. We believe that our success depends upon our ability to employ, train and retain qualified personnel with the ability to design, manufacture and assemble these products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force as the housing market recovers in the United States and Western Canada. A significant increase in the wages paid by competing employers could result in a reduction of our qualified labor force, increases in the wage rates that we must pay, or both. In addition, our ability to quickly and effectively train additional workforce to handle the increased volume and production while minimizing labor inefficiencies and maintaining product quality will be a strategic initiative in a housing market recovery. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

We may be subject to claims arising from the operations of our various businesses arising from periods prior to the dates we acquired them. Our ability to seek indemnification from the former owners of our subsidiaries may be limited, in which case, we would be liable for these claims.

We have acquired all of our subsidiaries, including Ply Gem Industries, MWM Holding, Inc. (“MWM Holding”), AWC Holding Company (“AWC,” and together with its subsidiaries, “Alenco”), Mastic Home Exteriors, Inc. (formerly known as Alcoa Home Exteriors) (“MHE”), Ply Gem Pacific Windows Corporation (“Pacific Windows”) and Gienow, and substantially all of the assets of Ply Gem Stone and Greendeck Products, LLC (“Greendeck”), in the last several years. In May 2013, we also entered into a share purchase agreement to acquire all of the capital stock of Mitten. We may be subject to claims or liabilities arising from the ownership or operation of our subsidiaries for the periods prior to our acquisition of them, including environmental liabilities. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our subsidiaries for these claims or liabilities is limited by various factors, including the specific limitations contained in the respective acquisition agreement and the financial ability of the former owners to satisfy such claims or liabilities. If we are unable to enforce our indemnification rights against the former owners or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

We could face potential product liability claims, including class action claims, relating to products we manufacture.

We face an inherent business risk of exposure to product liability claims, including class action claims, in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, among other things, we may be responsible for damages related to any defective products and we may be required to recall or redesign such products. Because of the long useful life of our products, it is possible that latent defects might not appear for several years. Any insurance we maintain may not continue to be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could cause our sales to decline, or increase our costs.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. To encourage the retention of certain key executives, we have entered into various equity-based compensation agreements with our senior executives, including Messrs. Robinette, Poe, Wayne, Buckley, and Morstad, designed to encourage their retention. Each member of our senior management team has substantial experience and expertise in our industry and has made significant contributions to our growth and success. We do face the risk, however, that members of our senior management may not continue in their current positions and the loss of their services could cause us to lose customers and reduce our net sales, lead to employee morale problems and/or the loss of key employees, or cause disruptions to our production. Also, we may be unable to find qualified individuals to replace any of the senior executive officers who leave our company.

Interruptions in deliveries of raw materials or finished goods could adversely affect our production and increase our costs, thereby decreasing our profitability.

Our dependency upon regular deliveries from suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished goods could cause us to cease manufacturing one or more of our products for a period of time.

Environmental requirements may impose significant costs and liabilities on us.

Our facilities are subject to numerous United States and Canadian federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. In addition, we have been identified as one of many potentially responsible parties for contamination present at certain offsite locations to which we or our predecessors are alleged to have sent hazardous materials for recycling or disposal. We may be held liable, or incur fines or penalties in connection with such requirements or liabilities for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for known or newly-discovered contamination at any of our properties from activities conducted by previous occupants, and the amount of any liability, fine or penalty may be material. For example, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, entered into an Administrative Order on Consent with the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA), primarily relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. Certain environmental laws impose strict, and under certain circumstances joint and several, liability for the cost of addressing releases of hazardous substances upon certain classes of persons, including site owners or operators and persons that disposed or arranged for the disposal of hazardous substances at contaminated sites.

In addition, changes in environmental laws and regulations or in their enforcement, the discovery of previously unknown contamination or other liabilities relating to our properties and operations or the inability to enforce the indemnification obligations of the previous owners of our subsidiaries could result in significant environmental liabilities that could adversely impact our operating performance. In addition, we might incur significant capital and other costs to comply with increasingly stringent United States or Canadian environmental laws or enforcement policies that would decrease our cash flow.

Finally, while the stock purchase agreements governing certain of our acquisitions provide that the sellers will indemnify us, subject to certain limitations, for certain environmental liabilities, our ability to seek indemnification from the respective sellers is limited by various factors, including the financial condition of the indemnitor or responsible party as well as by limits to such indemnities or obligations. As a result, there can be no assurance that we could receive any indemnification from the sellers, and any related environmental liabilities, costs or penalties could have a material adverse effect on our financial condition and results of operations.

Manufacturing or assembly realignments may result in a decrease in our short-term earnings, until the expected cost reductions are achieved, due to the costs of implementation.

We continually review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignment, cost savings programs, and labor ramp-up costs could result in a decrease in our short-term earnings until the expected cost reductions are achieved and/or production volumes stabilize. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved or sustained.

We rely on a variety of intellectual property rights. Any threat to, or impairment of, these rights could cause us to incur costs to defend these rights.

As a company that manufactures and markets branded products, we rely heavily on trademark and service mark protection to protect our brands. We also have issued patents and rely on trade secret and copyright protection for certain of our technologies. These protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. There is a risk that third parties, including our current competitors, will infringe on our intellectual property rights, in which case we would have to defend these rights. There is also a risk that third parties, including our current competitors, will claim that our products infringe on their intellectual property rights. These third parties may bring infringement claims against us or our customers, which may harm our operating results.

Increases in fuel costs could cause our cost of products sold to increase and net income to decrease.

Increases in fuel costs can negatively impact our cost to deliver our products to our customers and thus increase our cost of products sold. The Company estimates that a 10% increase in fuel costs for the year ended December 31, 2012 would have increased cost of products sold by approximately $1.8 million. If we are unable to increase the selling price of our products to our customers to cover any increases in fuel costs, net income may be adversely affected.

Declines in our business conditions may result in an impairment of our tangible and intangible assets which could result in a material non-cash charge.

A negative long-term performance outlook could result in a decrease in net sales, which could result in a decrease in operating cash flows. These declines could result in an impairment of our tangible and intangible assets which results when the carrying value of the assets exceed their fair value.

The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

As of March 30, 2013, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $846.0 million of indebtedness outstanding, including $35.0 million of outstanding borrowings and $127.1 million of borrowing base availability under the ABL Facility.

Our indebtedness could have important consequences. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates of our ABL Facility are at variable rates; and

•	limit our ability to borrow additional funds.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern the 8.25% Senior Secured Notes due 2018 and the 9.375% Senior Notes and the credit agreement that governs the ABL Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur and guarantee indebtedness or issue equity interests of restricted subsidiaries;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	issue capital stock;

•	make certain investments or acquisitions;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates;

•	make capital expenditures; and

•	pay dividends, distributions or other payments from our subsidiaries.

These restrictions may affect our ability to grow our business and take advantage of market and business opportunities or to raise additional debt or equity capital.

In addition, under the ABL Facility, if our excess availability is less than the greater of (a) 12.5% of the lesser of the revolving credit commitments and the borrowing base and (b) $17.5 million, we will be required to comply with a minimum fixed charge coverage ratio test. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure that we will meet this ratio. A breach of any of these covenants under the ABL Facility or the indentures governing the 8.25% Senior Secured Notes or the 9.375% Senior Notes could result in an event of default under the ABL Facility or the indentures. An event of default under any of our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable and, in some cases, proceed against the collateral securing such indebtedness.

Moreover, the ABL Facility provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our liquidity.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

Our ability to make scheduled payments on or to refinance our debt obligations and to make capital expenditures depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the 8.25% Senior Secured Notes, the 9.375% Senior Notes or indebtedness under the ABL Facility, or make required capital expenditures. If our cash flows and capital resources are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness.

In addition, if we do not have, or are unable to obtain, adequate funds to make all necessary capital expenditures when required, or if the amount of future capital expenditures are materially in excess of our anticipated or current expenditures, our product offerings may become dated, our productivity may decrease and the quality of our products may decline, which, in turn, could reduce our sales and profitability.

Our income tax net operating loss carryovers may be limited and our results of operations may be adversely impacted.

We have substantial deferred tax assets related to net operating loss carryforwards (“NOLs”) for United States federal and state income tax purposes, which are available to offset future taxable income. As a result, we project that the U.S. cash tax rate will be reduced from the federal statutory rate and state rate as a result of approximately $229.3 million of gross NOLs for federal purposes and $245.8 million of gross state NOLs. Our ability to utilize the NOLs may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of the NOLs or annual limits imposed under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or by state law, as a result of a change in control. A change in control is generally defined as a cumulative change of more than 50 percentage points in the ownership positions of certain stockholders during a rolling three-year period. Changes in the ownership positions of certain stockholders could occur as the result of stock transactions by such stockholders and/or by the issuance of stock by us. Such limitations may cause us to pay income taxes earlier and in greater amounts than would be the case if the NOLs were not subject to such limitations. Should we determine that it is likely that our recorded NOL benefits are not realizable, we would be required to reduce the NOL tax benefits reflected on our consolidated financial statements to the net realizable amount by establishing a valuation reserve and recording a corresponding charge to earnings. Conversely, if we are required to reverse any portion of the accounting valuation allowance against our U.S. deferred tax assets related to our NOLs, such reversal could have a positive effect on our financial condition and results of operations in the period in which it is recorded.

We will be required to pay an affiliate of our current stockholders for certain tax benefits, including net operating loss carryovers, we may claim, and the amounts we may pay could be significant.

In connection with this offering, we intend to enter into a tax receivable agreement with an entity controlled by an affiliate of the CI Partnerships (the “Tax Receivable Entity”). This tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of or attributable to payments under this tax receivable agreement. See “Certain relationships and related party transactions—Tax receivable agreement.”

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof), assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreement, in respect of the federal and state NOL carryovers, could be approximately $89.1 million in the aggregate and would be paid within the next five years, assuming that utilization of such tax attributes is not subject to limitation under Section 382 of the Code as the result of an “ownership change” (within the meaning of Section 382 of the Code) of Ply Gem Holdings. These amounts reflect only the cash savings attributable to current tax attributes resulting from the NOL carryovers. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments from these tax attributes. We are currently unable to estimate the amount of payments under the tax receivable agreement in respect of deductible expenses attributable to the transactions related to this offering or deductions related to imputed interest deemed paid by us as a result of or attributable to payments under this tax receivable agreement. However, in no event will the total payments made under the tax receivable agreement exceed $100.0 million.

In addition, although we are not aware of any issue that would cause the U.S. Internal Revenue Service (“IRS”) to challenge the benefits arising under the tax receivable agreement, the Tax Receivable Entity will not reimburse us for any payments previously made if such benefits are subsequently disallowed, however, any excess payments made to the Tax Receivable Entity will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, or other forms of business combinations or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the NOL carryovers covered by the tax receivable agreement. As a result, upon a change of control, we may be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings.

Our ability to consummate and effectively integrate future acquisitions, if any, will be critical to maintaining and improving our operating performance.

We will continue to pursue strategic acquisitions into our business if they provide future financial and operational benefits. Successful completion of any strategic transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. For example, the proposed acquisition of Mitten is subject to a number of customary closing conditions, including the receipt of regulatory approvals. There can be no assurance that we will consummate the Mitten acquisition or future acquisitions. In addition, our ability to effectively integrate these acquisitions into our existing business and culture may not be successful which could jeopardize future operational performance for the combined businesses.

Actual or perceived security vulnerabilities or cyberattacks on our networks could have a material adverse impact on our business and results of operations.

Purchase of our products may involve the transmission and/or storage of data, including in certain instances customers’ business and personally identifiable information. Thus, maintaining the security of computers, computer networks and data storage resources is a critical issue for us and our customers, as security breaches could result in vulnerabilities and loss of and/or unauthorized access to confidential information. We devote significant resources to address security vulnerabilities through enhancing security and reliability features in our computer networks, deploying security updates to address security vulnerabilities and seeking to respond to known security incidents in sufficient time to minimize any potential adverse impact. Experienced hackers, cybercriminals and perpetrators of advanced persistent threats may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, product or service vulnerabilities or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that attack our products and services, our networks or otherwise exploit any security vulnerabilities of our products, services and networks. However, because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not recognized until long after being launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. A breach of our security measures as a result of third-party action, malware, employee error, malfeasance or otherwise could result in:

•	harm to our reputation or brand, which could lead some customers to stop purchasing our products and reduce or delay future purchases of our products or use competing products;

•	state or federal enforcement action, which could result in fines, penalties and/or other liabilities and which may cause us to incur legal fees and costs; and/or

•

additional costs associated with responding to the cyberattack, such as the costs of providing individuals and/or data owners with notice of the breach, legal fees, the costs of any additional fraud detection activities required by credit card associates, and costs incurred by credit card issuers associated with the compromise and additional monitoring of systems for further fraudulent activity.

Moreover, increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits.

Any of these actions could materially adversely impact our business and results of operations.

Risks related to this offering and our common stock

We are controlled by the CI Partnerships whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

After giving effect to the Reorganization Transactions and this offering, the CI Partnerships will own approximately 70.6% of our outstanding common stock (or 68.1% if the underwriters exercise their over-allotment in full). Prior to the consummation of this offering, we will enter into an amended and restated stockholders agreement with the CI Partnerships and certain of our current members of management. Under the stockholders agreement, the CI Partnerships will be initially entitled to nominate a majority of the members of our board of directors and all of the parties to the stockholders agreement have agreed to vote their shares of our common stock as directed by the CI Partnerships. See “Management—Board structure” and “Certain relationships and related party transactions—Stockholders agreement” for additional details on the composition of our board of directors and the rights of the CI Partnerships under the stockholders agreement.

Accordingly, the CI Partnerships will be able to exercise significant influence over our business policies and affairs. In addition, the CI Partnerships can control any action requiring the general approval of our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of the CI Partnerships may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the CI Partnerships, even if such events are in the best interests of minority stockholders. The concentration of voting power among the CI Partnerships may have an adverse effect on the price of our common stock.

In addition, we have opted out of section 203 of the General Corporation Law of the State of Delaware, which we refer to as the “Delaware General Corporation Law,” which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as section 203 of the Delaware General Corporation Law, except that they will provide that the CI Partnerships and their respective affiliates and successors and certain of their transferees as a result of private sales will not be subject to such restrictions. Therefore, after the lock-up period expires, the CI Partnerships are able to transfer control of our Company to a third party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

For additional information regarding the share ownership of, and our relationship with, the CI Partnerships, you should read the information under the headings “Principal stockholders” and “Certain relationships and related party transactions.”

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements.

Following this offering, we will be a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of the CI Partnerships upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. As a controlled company we may elect not to comply with certain NYSE corporate governance rules that would otherwise require our board of directors to have a majority of independent directors and our Compensation and Nominating and Governance Committees to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management—Controlled company.”

Our directors who have relationships with the CI Partnerships may have conflicts of interest with respect to matters involving our Company.

Following this offering, three of our eight directors will be affiliated with the CI Partnerships. These persons will have fiduciary duties to both us and the CI Partnerships. As a result, they may have real or apparent conflicts of interest on matters affecting both us and the CI Partnerships, which in some circumstances may have interests adverse to ours. In addition, as a result of the CI Partnerships’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and the CI Partnerships including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

In addition, our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, the CI Partnerships may have differing interests than our other stockholders.

There has been no prior public market for our common stock and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price of the common stock offered in this prospectus was determined through our negotiations with the representatives of the underwriters specified under “Underwriting” (the “Representatives”) as further described under “Underwriting” and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering, after giving effect to the Reorganization Transactions, we will have 64,751,968 outstanding shares of common stock (or 67,120,389 shares if the underwriters exercise their over-allotment option in full). Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining 48,962,494 shares of common stock will become available for resale in the public market as shown in the chart below. Our officers, directors and the holders of substantially all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any of their shares for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements. For more information regarding the lock-up agreements, see “Underwriting.”

Immediately following the consummation of this offering, our shares of common stock will become available for resale in the public market as follows (assuming no exercise of the underwriters’ over-allotment option):

Number of shares	Percentage	Date of availability for resale into the public market

2,077,456	3.2%	Following the date of this prospectus pursuant to Rule 144, as applicable

46,885,038	72.4%	180 days after the date of this prospectus, all of which are subject to holding period, volume and other restrictions under Rule 144, as applicable

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), registering shares of our common stock reserved for issuance under our Equity Plans, and we will enter into a registration rights agreement under which we will grant demand and piggyback registration rights to the CI Partnerships and certain members of management, as further described under “Certain relationships and related party transactions—Registration rights agreement.”

See “Shares available for future sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the Reorganization Transactions, the sale of the 15,789,474 shares of common stock we have offered under this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of March 30, 2013 would have been approximately $(580.9) million, or $(8.97) per share of common stock. This represents an immediate dilution in pro forma as adjusted net tangible book value of $29.97 per share to new investors purchasing shares of our common stock in this offering. See “Dilution” for a calculation of the dilution that purchasers will incur.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company with no operations of our own, any dividend payments would depend on the cash flow of our subsidiaries. The ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes limit the amount of distributions our subsidiaries can make to us and the purposes for which distributions can be made. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of capital stock—Capital stock—Common stock.” For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter and by-laws may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions, some of which may only become effective when the CI Partnerships and their affiliates no longer beneficially own shares representing more than 50% of our outstanding shares of common stock (the “Triggering Event”), include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the removal of directors;

•

provisions requiring a 75% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment or repeal of our by-laws following the Triggering Event;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called following the Triggering Event;

•	elimination of the right of our stockholders to act by written consent following the Triggering Event;

•	provisions restricting business combinations with interested stockholders; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

For more information, see “Description of capital stock.” The provisions of our amended and restated certificate of incorporation and by-laws and the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Failure to maintain effective internal controls over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of Sarbanes-Oxley and the related rules of the Securities and Exchange Commission (“SEC”) require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Also, our auditors have not yet conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our common stock could decrease significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or other regulatory authorities.

Cautionary note regarding forward-looking statements

This prospectus contains “forward-looking statements.” These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements made in connection with this prospectus that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the “Risk factors” and other cautionary statements included in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations, except as required by federal securities laws.

There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

•	downturns in the home repair and remodeling or the new construction end markets, or the economy or the availability of consumer credit;

•	competition from other exterior building products manufacturers and alternative building materials;

•	changes in the costs and availability of raw materials;

•	consolidation and further growth of our customers;

•	loss of, or a reduction in orders from, any of our significant customers;

•	inclement weather conditions;

•	increases in union organizing activity and work stoppages at our facilities or the facilities of our suppliers;

•	our ability to employ, train and retain qualified personnel at a competitive cost;

•	claims arising from the operations of our various businesses prior to our acquisitions;

•	products liability claims, including class action claims, relating to the products we manufacture;

•	loss of certain key personnel;

•	interruptions in deliveries of raw materials or finished goods;

•	environmental costs and liabilities;

•	manufacturing or assembly realignments;

•	threats to, or impairments of, our intellectual property rights;

•	increases in fuel costs;

•	material non-cash impairment charges;

•	our significant amount of indebtedness;

•	covenants in the ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes;

•	failure to effectively manage labor inefficiencies associated with increased productions and new employees added to the company;

•	failure to generate sufficient cash to service all of our indebtedness and make capital expenditures;

•	limitations on our NOLs and payments under the tax receivable agreement to our current stockholders;

•	failure to successfully consummate and integrate future acquisitions;

•	actual or perceived security vulnerabilities or cyberattacks on our networks;

•	control by the CI Partnerships;

•	compliance with certain corporate governance requirements;

•	certain of our directors’ relationships with the CI Partnerships;

•	lack of a prior public market for our common stock and volatility of our stock price;

•	future sales of our common stock in the public market;

•	substantial dilution in net tangible book value;

•	our dividend policy;

•	provisions in our charter and by-laws; and

•	failure to maintain internal controls over financial reporting.

These and other factors are more fully discussed in the “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $306.5 million, after deducting the underwriting discount and estimated offering expenses payable by us, assuming the underwriters’ over-allotment option is not exercised. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us from this offering will be approximately $352.9 million. There can be no assurance as to whether or not the underwriters will exercise their over-allotment option.

The following table sets forth the estimated sources and uses of funds in connection with this offering and the other transactions described below as if they had occurred on March 30, 2013 and assuming no exercise of the underwriters’ over-allotment option. Actual amounts may vary. See also “Unaudited pro forma financial information.”

Sources of funds (in millions)		Uses of funds (in millions)
Common stock offered hereby	$331.6	Redeem or repurchase 8.25% Senior Secured Notes(1)	$87.3
		Redeem or repurchase 9.375% Senior Notes(2)	73.0
		Repay ABL Facility(3)	30.0
		Transaction fees and expenses(4)	44.0
		General corporate purposes (including the acquisition of Mitten)(5)	97.3
Total sources	$331.6	Total uses	$331.6

(1)	We intend to use a portion of the proceeds from this offering to redeem or repurchase a portion of our 8.25% Senior Secured Notes, including to pay a call premium of approximately $2.5 million. We will also use a portion of the net proceeds to pay approximately $0.8 million of accrued interest due on the amount of 8.25% Senior Secured Notes redeemed or repurchased. The 8.25% Senior Secured Notes bear interest at a rate of 8.25% per annum and mature on February 15, 2018. For a description of the terms of the 8.25% Senior Secured Notes, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—8.25% Senior Secured Notes due 2018.”

(2)	We intend to use a portion of the proceeds from this offering to redeem or repurchase a portion of our 9.375% Senior Notes, including to pay a call premium of approximately $6.0 million. We will also use a portion of the net proceeds to pay approximately $3.0 million of accrued interest due on the amount of 9.375% Senior Notes redeemed or repurchased. The 9.375% Senior Notes bear interest at a rate of 9.375% per annum and mature on April 15, 2017. The 9.375% Senior Notes were issued on September 27, 2012 and the proceeds from the issuance of such notes were used to redeem all of our outstanding 13.125% Senior Subordinated Notes and to pay related costs and expenses. For a description of the terms of the 9.375% Senior Notes, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—9.375% Senior Notes due 2017.”

(3)	We intend to use a portion of the proceeds from this offering to repay approximately $30.0 million of our indebtedness outstanding under the ABL Facility. Borrowings under the ABL Facility bear interest at a rate per annum at March 30, 2013 equal to 2.5% and are due and payable in full on January 26, 2016. For a description of the terms of the ABL Facility, see “Management’s discussion and analysis of financial condition and results of operations—Senior Secured Asset-Based Revolving Credit Facility due 2016.”

(4)	This amount includes (i) approximately $25.2 million of estimated expenses associated with this offering, which includes the underwriting discounts and commissions, and (ii) a termination fee equal to approximately $18.8 million payable to an affiliate of the CI Partnerships in connection with the termination of an advisory agreement.

(5)	We intend to use a portion of the proceeds from this offering to pay the aggregate purchase price of approximately CAD $82.0 million to acquire all of the issued and outstanding capital stock of Mitten. See “Prospectus summary—Recent developments.” We intend to use the remaining proceeds of approximately $15.3 million for general corporate purposes, which may include the repayment of indebtedness under the ABL Facility outstanding as of March 30, 2013 or incurred after March 30, 2013 as well as the redemption or repurchase of a portion of our 8.25% Senior Secured Notes. To the extent that the underwriters exercise their over-allotment option, we intend to use the additional net proceeds for general corporate purposes, which may include the repayment of indebtedness under the ABL Facility as well as the redemption or repurchase of a portion of our 8.25% Senior Secured Notes.

Prior to their final application, we may hold any net proceeds in cash or invest them in liquid short- and medium-term securities.

Dividend policy

We paid cash dividends to our parent of approximately $14.0 million and $3.0 million in the fiscal years ended December 31, 2011 and 2010, respectively, for equity repurchases, but have not otherwise paid any dividends since our inception in 2004. For the foreseeable future, we intend to retain any earnings to finance our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including restrictions contained in the ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes), business prospects and other factors that our board of directors considers relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 30, 2013:

•	on an actual basis, and

•	on a pro forma basis, giving effect to the following transactions as if they occurred on March 30, 2013:

(i)	the Reorganization Transactions;

(ii)	the sale of 15,789,474 shares of our common stock in this offering after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii)	the application of the net proceeds of this offering as described in “Use of proceeds.”

You should read the following table in conjunction with “Unaudited pro forma financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

(amounts in thousands)	As of March 30, 2013
	Actual	Pro forma

		(unaudited)
Cash and cash equivalents	$11,162	$108,486

Long-term debt:
ABL Facility(1)	$65,000	$35,000
8.25% Senior Secured Notes due 2018(2)	800,714	720,642
9.375% Senior Notes due 2017(3)	150,542	90,326

Total long-term debt	$1,016,256	$845,968

Stockholder’s deficit:
Common stock	$—	$202
Additional paid-in capital	311,490	688,672
Accumulated deficit	(647,747)	(780,265)
Accumulated other comprehensive loss	(7,104)	(7,104)

Total stockholder’s deficit	$(343,361)	$(98,495)

Total capitalization	$672,895	$747,473

(1)	Borrowings under the ABL Facility are limited to the lesser of the borrowing base, as defined therein, or $212.5 million. As of March 30, 2013, we had approximately $141.1 million of contractual availability under the ABL Facility, which was limited by the borrowing base availability to approximately $97.1 million, after giving effect to $65.0 million of borrowings outstanding and approximately $6.4 million of letters of credit and priority payables reserves.

(2)	Consists of $800.0 million of 8.25% Senior Secured Notes issued in February 2011 and $40.0 million of 8.25% Senior Secured Notes issued in February 2012 (the “Senior Tack-on Notes”), less an amortized tender premium and discount from the purchase and redemption of the 11.75% Senior Secured Notes of approximately $34.2 million and an amortized discount of approximately $5.1 million related to the $40.0 million of Senior Tack-on Notes. As a result of this offering and the repurchase or redemption of a portion of the 8.25% Senior Secured Notes, a $3.9 million discount/tender premium was expensed on a pro forma basis, which increased the pro forma debt outstanding.

(3)	Consists of $160.0 million of 9.375% Senior Notes, less an amortized discount of $9.5 million related to this issuance and the satisfaction, discharge and early redemption of the 13.125% Senior Subordinated Notes. As a result of this offering and the repurchase or redemption of a portion of the 9.375% Senior Notes, a $3.8 million discount was expensed on a pro forma basis, which increased the pro forma debt outstanding.

Dilution

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing equity holders.

Our pro forma net tangible book value as of March 30, 2013 was approximately $(828.6) million, or $(16.92) per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma tangible net worth of $(828.6) million, or total tangible assets of $420.9 million less total liabilities of $1,249.5 million, divided by 48,962,494 shares of our common stock outstanding as of that date, after giving effect to the Reorganization Transactions.

After giving effect to (i) the Reorganization Transactions, (ii) the issuance and sale of 15,789,474 shares of our common stock sold by us in this offering and our receipt of approximately $306.5 million in net proceeds from such sale, after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of such net proceeds as discussed under “Use of proceeds,” our pro forma as adjusted net tangible book value per share as of March 30, 2013 would have been approximately $(580.9) million, or $(8.97) per share. This amount represents an immediate increase in pro forma net tangible book value of $7.95 to existing stockholders and an immediate dilution in pro forma net tangible book value of $29.97 per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. The following table illustrates the per share dilution:

Initial public offering price per share	$21.00

Pro forma net tangible book value per share as of March 30, 2013 after giving effect to the Reorganization Transactions and before the change attributable to new investors	$(16.92)
Increase in net tangible book value per share attributable to new investors	$7.95

Pro forma as adjusted net tangible book value per share after this offering	$(8.97)

Dilution per share to new investors	$29.97

The foregoing discussion and table do not give effect to the shares of our common stock that we will issue if the underwriters exercise their over-allotment option.

If the underwriters exercise their over-allotment in full, our pro forma as adjusted net tangible book value per share as of March 30, 2013 would have been approximately $(7.96) per share, representing an increase to our existing stockholders of $8.96 per share, and there will be an immediate dilution of $28.96 per share to new investors.

The following table presents on the same pro forma basis as of March 30, 2013 the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses payable by us:

Number	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	48,962,494	75.6%	$551,179,988	62.4%	$11.26
New investors	15,789,474	24.4	331,578,954	37.6	21.00

Total	64,751,968	100.0%	$882,758,942	100.0%	$13.63

The foregoing tables do not include outstanding options to purchase an aggregate of 3,386,008 shares of common stock under the 2004 Option Plan or shares of common stock issuable upon the vesting of approximately $2.8 million of awards under the LTIP, which number of shares will be determined based on the value of our shares on the relevant vesting date. See “Shares available for future sale—Options/equity awards.” As of March 30, 2013, after giving effect to the Reorganization Transactions, there were 3,386,008 options outstanding at a weighted average exercise price of $10.86 per share pursuant to the 2004 Option Plan. To the extent that any of these options are exercised, there would be further dilution to new investors. If all of these options had been exercised as of March 30, 2013, pro forma as adjusted net tangible book value per share would have been $(7.99) and total dilution per share to new investors, on a pro forma basis, would have been $28.99, assuming no exercise of the underwriters’ over-allotment option.

Unaudited pro forma consolidated financial information

The historical financial information of Ply Gem Holdings for the year ended December 31, 2012 was derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of Ply Gem Holdings as of and for the three months ended March 30, 2013 was derived from our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. All historical financial information of Ply Gem Prime is unaudited. For financial reporting purposes, the consolidated operating assets and liabilities of Ply Gem Prime were the same as Ply Gem Holdings as of December 31, 2012 and for all previous years since inception.

The Reorganization Transactions include the merger of Ply Gem Holdings with its parent company, Ply Gem Prime, and will ultimately result in the conversion of Ply Gem Prime’s common stock, preferred stock and subordinated debt due to related parties into shares of Ply Gem Holdings’ common stock. See “Certain relationships and related party transactions— Reorganization transactions” for further details of the Reorganization Transactions. The pro forma consolidated financial information reflects the consolidation of Ply Gem Prime and Ply Gem Holdings and also gives effect to the Reorganization Transactions and certain transactions that will occur in connection with this offering.

The unaudited pro forma consolidated balance sheet data as of March 30, 2013 gives effect to the following transactions as if they occurred on March 30, 2013: (i) the Reorganization Transactions; (ii) the sale of 15,789,474 shares of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; (iii) the application of the net proceeds of this offering as described in “Use of proceeds;” (iv) the write-off of approximately $3.0 million of debt issuance costs and $7.7 million of debt discounts/tender premiums and the related tax benefit, with no net tax impact as a result of our full valuation allowance position, attributable to the 9.375% Senior Notes and the 8.25% Senior Secured Notes redeemed and/or repurchased with the proceeds from this offering; and (v) a $8.5 million write-off related to call premiums, if applicable, associated with the redemption and/or repurchase of a portion of the 9.375% Senior Notes and a portion of the 8.25% Senior Secured Notes as described under “Use of proceeds.”

The unaudited pro forma consolidated statement of operations data for the three months ended March 30, 2013 and for the year ended December 31, 2012 gives effect to the following transactions as if they occurred on January 1, 2012: (i) the Reorganization Transactions; (ii) the sale of 15,789,474 shares of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds of this offering as described under “Use of proceeds.”

The unaudited pro forma financial information included in this prospectus does not give pro forma effect to the acquisition of Gienow in April 2013 or the anticipated acquisition of Mitten because these acquisitions were not deemed to be significant. See “Prospectus summary—Recent developments.”

In connection with this offering and the related transactions, we will record as one-time charges in our consolidated statement of operations at the time of the respective transactions the write-off of approximately $3.0 million of debt issuance costs, $7.7 million of debt discounts/tender premiums, and $8.5 million of call premiums, if applicable, with no net tax impact as a result of our full valuation allowance position, attributable to the redemption and/or repurchase of a portion of the 9.375% Senior Notes and a portion of the 8.25% Senior Secured Notes with a portion of the proceeds from this offering. In addition, we will incur a $2.9 million write-off of a prepaid asset related to an advisory agreement with an affiliate of the CI Partnerships that will be terminated in connection with the offering. Furthermore, we will incur a termination fee of approximately $18.8 million payable to an affiliate of CI Capital Partners upon the consummation of this offering in connection with the termination of such advisory agreement. Finally, we will incur a $1.5 million expense related to a bonus to our President and Chief Executive Officer in connection with a successful offering prior to December 31, 2013 in lieu of benefits he may have received under the tax receivable agreement. Because these charges are non-recurring in nature, we have not given effect to these transactions in the pro forma consolidated statement of operations. However, these items are reflected as pro forma adjustments to accumulated deficit in the consolidated balance sheet as of March 30, 2013.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information has been prepared by our management and is based on our historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma consolidated financial information below.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “—Notes to unaudited pro forma consolidated financial information” for a discussion of assumptions made. The unaudited pro forma consolidated financial information is presented for informational purposes and is based on management’s estimates. The unaudited pro forma consolidated statement of operations does not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated balance sheet

as of March 30, 2013

	Historical						Consolidated pro forma after reorganization	Offering pro forma adjustments		Consolidated pro forma
(amounts in thousands)	Ply Gem Holdings	Ply Gem Prime Holdings	Eliminations	Consolidated	Reorganization pro forma adjustments

ASSETS
Current Assets:
Cash and cash equivalents	$11,162	$—	$—	$11,162	$—		$11,162	$97,324		$108,486
Accounts receivable	136,553	—	—	136,553	—		136,553	—		136,553
Inventories:
Raw materials	51,626	—	—	51,626	—		51,626	—		51,626
Work in process	25,205	—	—	25,205	—		25,205	—		25,205
Finished goods	45,879	—	—	45,879	—		45,879	—		45,879

Total inventory	122,710	—	—	122,710	—		122,710	—		122,710
Prepaid expenses and other current assets	16,061	—	—	16,061	(2,857	)(h)	13,204	(324)	(i)	12,880
Deferred income taxes	5,224	—	—	5,224	—		5,224	—	(a)	5,224

Total current assets	291,710	—	—	291,710	(2,857	)(h)	288,853	97,000		385,853
Property and Equipment, at cost:
Land	3,737	—	—	3,737	—		3,737	—		3,737
Buildings and improvements	38,422	—	—	38,422	—		38,422	—		38,422
Machinery and equipment	299,242	—	—	299,242	—		299,242	—		299,242

Total property and equipment	341,401	—	—	341,401	—		341,401	—		341,401
Less accumulated depreciation	(241,050)	—	—	(241,050)	—		(241,050)	—		(241,050)

Total property and equipment, net	100,351	—	—	100,351	—		100,351	—		100,351
Other Assets:
Intangible assets, net	90,153	—	—	90,153	—		90,153	—		90,153
Goodwill	392,224	—	—	392,224	—		392,224	—		392,224
Deferred income taxes	2,871	—	—	2,871	—		2,871	—	(a)	2,871
Investment in Ply Gem Holdings	—	(343,361)	343,361	—	—		—	—		—
Other	28,807	—	—	28,807	—		28,807	(3,013)	(b)	25,794

Total other assets	514,055	(343,361)	343,361	514,055	—		514,055	(3,013)		511,042

	$906,116	$(343,361)	$343,361	$906,116	$(2,857)		$903,259	$93,987		$997,246

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$79,582	$—	$—	$79,582	$—		$79,582	$—		$79,582
Accrued expenses	79,918	—	—	79,918	—		79,918	16,552	(a),(j),(k),(l)	96,470

Total current liabilities	159,500	—	—	159,500	—		159,500	16,552		176,052
Deferred income taxes	13,002	—	—	13,002	—		13,002	—	(a)	13,002
Other long-term liabilities	60,719	—	—	60,719	—	(c)	60,719	—		60,719
Long-term debt due to related parties	—	165,180	—	165,180	(165,180	)(e)	—	—		—
Long-term debt	1,016,256	—	—	1,016,256	—		1,016,256	(170,288)	(d)	845,968
Commitments and contingencies
Stockholder’s Deficit:
Preferred stock	—	133,357	—	133,357	(133,357	)(e)	—	—		—
Common stock	—	44	—	44	—	(e)	44	158	(g)	202
Additional paid-in-capital	311,490	102,973	(311,490)	102,973	298,537	(c),(e)	401,510	287,162	(g)	688,672
Accumulated deficit	(647,747)	(737,811)	647,747	(737,811)	(2,857	)(e)	(740,668)	(39,597)	(f),(j),(k)	(780,265)
Accumulated other comprehensive income (loss)	(7,104)	(7,104)	7,104	(7,104)	—		(7,104)	—		(7,104)

Total stockholder’s deficit	(343,361)	(508,541)	343,361	(508,541)	162,323		(346,218)	247,723		(98,495)

	$906,116	$(343,361)	$343,361	$906,116	$(2,857)		$903,259	$93,987		$997,246

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations

for the three months ended March 30, 2013

	Historical					Reorganization pro forma adjustments	Offering pro forma adjustments
	Ply Gem	Ply Gem Prime							Consolidated
(amounts in thousands (except shares and per share data))	Holdings	Holdings		Eliminations	Consolidated				pro forma

Net sales	$257,097	$—		$—	$257,097	$—	$—		$257,097
Cost of products sold	215,251	—		—	215,251	—	—		215,251

Gross profit	41,846	—		—	41,846	—	—		41,846
Operating expenses:
Selling, general and administrative expenses	38,216	—		—	38,216	—	—		38,216
Amortization of intangible assets	4,202	—		—	4,202	—	—		4,202

Total operating expenses	42,418	—		—	42,418	—	—		42,418

Operating loss	(572)	—		—	(572)	—	—		(572)
Foreign currency loss	(33)	—		—	(33)	—	—		(33)
Interest expense	(23,668)	(4,029	)(1)	—	(27,697)	—	4,258	(2)	(23,439)
Interest income	15	—		—	15	—	—		15
Gain (loss) on modification or extinguishment of debt	—	—		—	—	—	—		—

Loss before equity in loss of subsidiary	(24,258)	(4,029)		—	(28,287)	—	4,258	(2)	(24,029)
Equity in loss of subsidiary	—	(28,107)		28,107	—	—	—		—

Loss before provision for income taxes	(24,258)	(32,136)		28,107	(28,287)	—	4,258	(2)	(24,029)
Provision for income taxes	3,849	—		—	3,849	—	—	(3)	3,849

Net loss attributable to Ply Gem Holdings, Inc., excluding non-recurring items directly attributable to the Reorganization Transactions and the offering	$(28,107)	$(32,136)		$28,107	$(32,136)	$—	$4,258		$(27,878)

Earnings per share:
Basic and diluted loss per share									$(0.43)

Weighted average shares outstanding:
Basic and diluted weighted average shares									64,751,968	(4)(5)

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2012

	Historical					Reorganization pro forma adjustments	Offering pro forma adjustments		Consolidated pro forma
(amounts in thousands (except shares and per share data))	Ply Gem Holdings	Ply Gem Prime Holdings		Eliminations	Consolidated

Net sales	$1,121,301	$—		$—	$1,121,301	$—	$—		$1,121,301
Cost of products sold	877,102	—		—	877,102	—	—		877,102

Gross profit	244,199	—		—	244,199	—	—		244,199
Operating expenses:
Selling, general and administrative expenses	147,242	—		—	147,242	—	—		147,242
Amortization of intangible assets	26,937	—		—	26,937	—	—		26,937

Total operating expenses	174,179	—		—	174,179	—	—		174,179

Operating earnings	70,020	—		—	70,020	—	—		70,020
Foreign currency gain	409	—		—	409	—	—		409
Interest expense	(103,133)	(14,951	)(1)	—	(118,084)	—	10,398	(2)	(107,686)
Interest income	91	—		—	91	—	—		91
Loss on modification or extinguishment of debt	(3,607)	—		—	(3,607)	—	—		(3,607)

Loss before equity in loss of subsidiary	(36,220)	(14,951)		—	(51,171)	—	10,398	(2)	(40,773)
Equity in loss of subsidiary	—	(39,055)		39,055	—	—	—		—

Loss before provision for income taxes	(36,220)	(54,006)		39,055	(51,171)	—	10,398	(2)	(40,773)
Provision for income taxes	2,835	—		—	2,835	—	—	(3)	2,835

Net loss attributable to Ply Gem Holdings, Inc., excluding non-recurring items directly attributable to the Reorganization Transactions and the offering	$(39,055)	$(54,006)		$39,055	$(54,006)	$—	$10,398		$(43,608)

Earnings per share:
Basic and diluted loss per share									$(0.67)

Weighted average shares outstanding:
Basic and diluted weighted average shares									64,751,968	(4)(5)

See accompanying notes to the unaudited pro forma financial information.

Notes to unaudited pro forma consolidated financial information

Pro forma adjustments

Balance sheet as of March 30, 2013

(a) Reflects the income tax benefit, net of valuation allowances, resulting from the write-off of debt issuance costs, debt discounts, tender premiums and call premiums paid in connection with the debt repayment with the proceeds from this offering. As a result of our full valuation allowance position, there was no net tax impact for the adjustments.

(b) Reflects the write-off of approximately $3.0 million of debt issuance costs attributable to the outstanding 8.25% Senior Secured Notes and 9.375% Senior Notes redeemed and/or repurchased with the proceeds from this offering.

(c) Reflects the impact of the tax receivable agreement with the Tax Receivable Entity and our full valuation allowance position as of March 30, 2013. As a result of this full valuation allowance position, the gross $89.1 million liability that could be paid in future years was not recognized in our pro forma balance sheet. As a result, we will recognize future operating expenses related to the tax receivable agreement as the NOLs are utilized, which will be offset by reductions in our valuation allowance impacting our provision for income taxes. Under this tax receivable agreement, we are required to pay the Tax Receivable Entity 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) net operating loss carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of or attributable to payments under this tax receivable agreement.

(d) Reflects the application of a portion of the proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, to repay, redeem and/or repurchase a portion of the 8.25% Senior Secured Notes, a portion of the 9.375% Senior Notes and approximately $30.0 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(e) Reflects the Reorganization Transactions, including the conversion of preferred stock and long-term debt due to related parties of Ply Gem Prime into shares of common stock of Ply Gem Holdings and the exchange of common stock of Ply Gem Prime for common stock of Ply Gem Holdings. The Reorganization Transactions will create one class of stock outstanding, which will be the common stock of Ply Gem Holdings. The long-term debt due to a related party matures in February 2015 and bears interest at 10% per annum.

(f) Reflects the recognition of a charge attributable to the write-off of approximately $3.0 million of unamortized debt issuance costs, $7.7 million of debt discounts/tender premiums and $8.5 million of call premiums, if applicable, with no net tax impact as a result of our full valuation allowance position, attributable to the redemption and/or repurchase of a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes with a portion of the proceeds from this offering.

(g) Reflects the offering of 15,789,474 shares of common stock in exchange for net proceeds of approximately $306.5 million, a portion of which will be utilized to repurchase and/or redeem a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes and repay approximately $30.0 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(h) Reflects the $2.9 million write-off of a prepaid asset related to an advisory agreement with an affiliate of the CI Partnerships that will be terminated in connection with the offering. The advisory fee written off was for the year ending December 31, 2013.

(i) Reflects the $0.3 million of capitalized offering costs that will be offset against additional paid in capital in the offering.

(j) Reflects the $1.5 million bonus expense to the President and Chief Executive Officer in connection with the offering.

(k) Reflects a termination fee of approximately $18.8 million payable to an affiliate of the CI Partnerships upon the consummation of this offering in connection with the termination of the advisory agreement with an affiliate of the CI Partnerships.

(l) Reflects the payment of $3.8 million of accrued interest related to the portion of the 8.25% Senior Secured Notes and the 9.375% Senior Notes to be redeemed or repurchased with the proceeds of this offering.

For the three months ended March 30, 2013 and for the year ended December 31, 2012

(1) The interest expense for long-term debt due to related parties of Ply Gem Prime reflected on Ply Gem Prime’s statements of operations will not be recurring in the future as the debt to which this interest relates will be converted into outstanding common stock of Ply Gem Holdings in the Reorganization Transactions eliminating any future interest expense for Ply Gem Prime. Ply Gem Prime’s unaudited historical financial results for 2011 and 2010 are contained in the following tables:

Ply Gem Prime Holdings, Inc.

Unaudited consolidated balance sheets

(amounts in thousands)	December 31, 2011	December 31, 2010

ASSETS
Current Assets:
Cash and cash equivalents	$—	$—
Accounts receivable	—	—
Inventories	—	—
Prepaid expenses and other current assets	—	—
Deferred income taxes	—	—

Total current assets	—	—
Property and equipment, net	—	—
Other Assets:
Intangibles
Goodwill	—	—
Deferred income taxes	—	—
Investment in Ply Gem Holdings	(277,322)	(173,088)
Other	—	—

Total other assets	(277,322)	(173,088)

	$(277,322)	$(173,088)

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$—	$—
Accrued expenses	—	—

Total current liabilities	—	—
Deferred income taxes	—	—
Other long term liabilities	—	—
Long-term debt due to related parties	146,201	132,609
Long-term debt	—	—
Commitments and contingencies
Stockholder’s Deficit:
Preferred stock	133,357	133,357
Common stock	44	44
Additional paid-in-capital	100,813	113,249
Accumulated deficit	(651,669)	(553,570)
Accumulated other comprehensive income (loss)	(6,068)	1,223

Total stockholder’s deficit	(423,523)	(305,697)

	$(277,322)	$(173,088)

Ply Gem Prime Holdings, Inc.

Unaudited consolidated statements of operations

(amounts in thousands)	For the year ended
	December 31, 2011	December 31, 2010

Net sales	$—	$—
Cost of products sold	—	—

Gross profit	—	—
Operating expenses:
Selling, general and administrative expenses	—	1,600
Amortization of intangible assets	—	—

Total operating expenses	—	1,600

Operating loss	—	(1,600)
Interest expense	(13,592)	(12,329)
Interest income	—	9,848

Income (loss) before equity in subsidiary income (loss)	(13,592)	(4,081)
Equity in subsidiary’s income (loss)	(84,507)	27,667

Income (loss) before provision for income taxes	(98,099)	23,586
Provision for income taxes	—	1,531

Net income (loss)	$(98,099)	$22,055

(2) Reflects the reduction of interest expense and amortization of debt issuance costs as a result of the redemption and/or repurchase of a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes and the repayment of approximately $30.0 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(3) Reflects the incremental provision for federal and state income taxes as a result of the pro forma adjustments. As a result of our full valuation allowance position, there was no net tax impact for the adjustments.

(4) The pro forma basic weighted average common shares outstanding reflect the issuance of shares of common stock issued in connection with the following transactions as if such shares had been issued on January 1, 2012:

(i) The Reorganization Transactions;

(ii) The sale of 15,789,474 shares of our common stock in this offering after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii) The application of the net proceeds of this offering as described in “Use of proceeds.”

Three months ended March 30, 2013

Reorganization Transactions	48,962,494
Shares of common stock issued in this offering	15,789,474
Pro forma basic weighted average shares outstanding	64,751,968

Year ended December 31, 2012

Reorganization Transactions	48,962,494
Shares of common stock issued in this offering	15,789,474
Pro forma basic weighted average shares outstanding	64,751,968

(5)	The pro forma diluted weighted average common shares outstanding reflect the treasury stock effect of the outstanding stock options. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of common stock of Ply Gem Holdings with adjustments to the number of shares and per share exercise prices.

Selected historical consolidated financial data

You should read the information set forth below in conjunction with “Capitalization,” “Unaudited pro forma financial information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical consolidated financial data presented below under the captions “Selected statements of operations data,” “Selected statements of cash flows data” and “Selected balance sheet data” as of December 31, 2012 and 2011, and for each of the years in the three year period ended December 31, 2012, are derived from the consolidated financial statements of Ply Gem Holdings and subsidiaries, which financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2012 and 2011, and for each of the years in the three year period ended December 31, 2012, and the report thereon, are included elsewhere in the prospectus. The consolidated balance sheets as of December 31, 2010, 2009 and 2008, and the consolidated financial statements for each of the years in the two year period ended December 31, 2009, have been derived from our audited financial statements that are not included in this prospectus.

The selected historical consolidated financial data presented below as of and for the three month periods ended March 30, 2013 and March 31, 2012 have been derived from, and should be read together with, the unaudited condensed consolidated financial statements of Ply Gem Holdings and subsidiaries included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements of Ply Gem Holdings and subsidiaries. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The results of any interim period are not necessarily indicative of the results that can be expected for the full year or any future period.

The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations.

(amounts in thousands (except shares and per share data))	Three months ended		Year ended December 31,
	March 30, 2013	March 31, 2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)
Selected statements of operations data:(1)
Net sales	$257,097	$239,176	$1,121,301	$1,034,857	$995,906	$951,374	$1,175,019
Cost of products sold	215,251	196,261	877,102	824,325	779,946	749,841	980,098

Gross profit	41,846	42,915	244,199	210,532	215,960	201,533	194,921
Operating expenses:
Selling, general and administrative expenses	38,216	34,993	147,242	138,912	130,460	141,772	155,388
Amortization of intangible assets	4,202	6,719	26,937	26,689	27,099	19,651	19,650
Write-off of previously capitalized offering costs	—	—	—	—	1,571	—	—
Goodwill impairment	—	—	—	—	—	—	450,000

Total operating expenses	42,418	41,712	174,179	165,601	159,130	161,423	625,038

Operating earnings (loss)	(572)	1,203	70,020	44,931	56,830	40,110	(430,117)
Foreign currency gain (loss)	(33)	68	409	492	510	475	(911)
Interest expense(2)	(23,668)	(25,056)	(103,133)	(101,488)	(122,992)	(135,514)	(138,015)
Interest income	15	15	91	104	159	211	617
Gain (loss) on modification or extinguishment of debt(2)	—	—	(3,607)	(27,863)	98,187	—	—

Income (loss) before provision (benefit) for income taxes	(24,258)	(23,770)	(36,220)	(83,824)	32,694	(94,718)	(568,426)
Provision (benefit) for income taxes	3,849	1,872	2,835	683	5,027	(17,966)	(69,951)

Net income (loss)	(28,107)	(25,642)	$(39,055)	$(84,507)	$27,667	$(76,752)	$(498,475)

Dividends(8)	—	—	—	—	—	—	—
Basic and diluted earnings (loss) attributable to common stockholders per common share	$(281,070)	$(256,420)	$(390,550)	$(845,070)	$276,670	$(767,520)	$(4,984,750)
Pro forma loss per share:(3)(4)
Basic and diluted loss per share	$(0.43)		$(0.67)
Pro forma weighted average shares outstanding:
Basic and diluted weighted average shares outstanding	64,751,968		64,751,968
Other data:
Adjusted EBITDA(5)	$12,073	$15,267	$127,262	$114,501	$123,054	$116,215	$96,095
Capital expenditures	6,665	3,350	24,646	11,490	11,105	7,807	16,569
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718	56,271	61,765
Annual single family housing starts(6)	N/A	N/A	535	434	471	442	616
Selected statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(59,414)	$(36,515)	$48,704	$(3,459)	$6,748	$(16,882)	$(58,865)
Investing activities	(6,654)	(3,229)	(24,553)	(11,388)	(9,073)	(7,835)	(11,487)
Financing activities	49,938	48,134	(8,813)	9,198	2,407	(17,528)	78,233
Selected balance sheet data (at period end):
Cash and cash equivalents	$11,162	$20,197	$27,194	$11,700	$17,498	$17,063	$58,289
Total assets	906,116	923,030	881,850	892,912	922,237	982,033	1,104,053
Total long-term debt	1,016,256	1,012,323	964,384	961,670	894,163	1,100,397	1,114,186
Stockholder’s deficit	(343,361)	(301,907)	(314,942)	(277,322)	(173,088)	(313,482)	(242,628)

(1)	In April 2012, we adopted the financial presentation provision of Accounting Standard Update 2011-05, Presentation of Comprehensive Income. We adopted the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). In addition, we elected to change our method of accounting for a portion of our inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method.

(2)	During the year ended December 31, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million expense of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes, $0.3 million expense of unamortized discount for the 13.125% Senior Subordinated Notes, and $1.4 million expense of third party fees for the 13.125% Senior Subordinated Notes. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million expense of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes, $0.8 million expense of unamortized discounts for the 11.75% Senior Secured Notes, $12.3 million expense of third party fees for the 8.25% Senior Secured Notes, and $1.2 million for the expense of unamortized debt issuance costs for the previous senior secured asset-based revolving credit facility. During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment on debt of approximately $98.2 million in connection with the redemption of the 9% Senior Subordinated Notes arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million. During the year ended December 31, 2008, we classified extinguishment losses arising from $14.0 million of non-cash deferred financing costs associated with previous term debt, $6.8 million for a prepayment premium and $6.8 million of bank amendment fees as interest expense.

(3)	Reflects the Reorganization Transactions, this offering and the application of the net proceeds from this offering as described in “Use of proceeds” as if they had occurred on January 1, 2012.

The following details the computation of the pro forma loss per common share and is unaudited:

(amounts in thousands (except shares and per share data))	Three months ended March 30, 2013	Year ended December 31, 2012

Pro forma net loss	$(27,878)	$(43,608)

Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474	15,789,474
Conversion of Ply Gem Prime Holdings common stock	30,704,446	30,704,446
Conversion of Ply Gem Prime Holdings preferred stock	18,258,048	18,258,048
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)	$(0.67)

(4)	The summary unaudited pro forma financial data are based upon available information and certain assumptions as discussed in the notes to the unaudited pro forma financial information presented under “Unaudited pro forma financial information.” The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified, nor does this data purport to represent the results of operations for any future period.

(5)	Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash foreign currency transactions gain/(loss), non-cash loss (gain) on modification or extinguishment of debt, amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, write-off of previously capitalized offering costs, environmental remediation, restructuring and integration expenses, acquisition costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) internally measure our operating performance and (ii) determine our incentive compensation programs. In addition, our ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under the 9.375% Senior Notes, the 8.25% Senior Secured Notes, the 11.75% Senior Secured Notes, the 13.125% Senior Subordinated Notes or the ABL Facility;

•	Adjusted EBITDA does not reflect income tax payments we are required to make; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings or operating earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA. The adjusted EBITDA amounts are unaudited.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss) and is unaudited:

	Three months ended		Year ended December 31,
(amounts in thousands)	March 30, 2013	March 31, 2012	2012	2011	2010	2009	2008

Net income (loss)	$(28,107)	$(25,642)	$(39,055)	$(84,507)	$27,667	$(76,752)	$(498,475)
Interest expense, net(2)	23,653	25,041	103,042	101,384	122,833	135,303	137,398
Provision (benefit) for income taxes	3,849	1,872	2,835	683	5,027	(17,966)	(69,951)
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718	56,271	61,765
Non-cash loss (gain) on foreign currency transactions	33	(68)	(409)	(492)	(510)	(475)	911
Non-cash (gain) loss on modification or extinguishment of debt(2)	—	—	3,607	27,863	(98,187)	—	—
Non-cash charge of purchase price allocated to inventories	—	—	—	—	—	—	19
Write-off of previously capitalized offering costs	—	—	—	—	1,571	—	—
Restructuring and integration expenses	2,380	—	1,677	1,616	910	8,992	10,859
Acquisition costs	315	—	—	—	—	—	—
Customer inventory buybacks	—	445	768	10,087	574	8,345	1,890
Goodwill impairment	—	—	—	—	—	—	450,000
Environmental remediation	—	—	—	1,580	—	—	—
Management fees(7)	235	302	2,520	2,267	2,451	2,497	1,679

Adjusted EBITDA	$12,073	$15,267	$127,262	$114,501	$123,054	$116,215	$96,095

(6)	Single family housing starts data furnished by NAHB forecast (as of April 13, 2013). These amounts are unaudited.

(7)	After the completion of this offering, the advisory agreement with an affiliate of the CI Partnerships will be terminated and management fees will no longer be paid.

(8)	The Company repurchased equity of $14.0 million and $3.0 million in 2011 and 2010, respectively. These transactions were effected through Ply Gem Holdings’ parent, Ply Gem Prime, and are reflected as equity repurchases in Ply Gem Holdings’ consolidated financial statements.

Management’s discussion and analysis of financial

condition and results of operations

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve certain risks and uncertainties. Actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth under “Risk factors” and elsewhere in this prospectus. This historical discussion and analysis of our consolidated financial condition and results of operations does not give effect to the Reorganization Transactions, the entry into the tax receivable agreement, this offering and the application of the net proceeds of this offering as described under “Use of proceeds.”

General

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing and Stone and (ii) Windows and Doors, which comprised approximately 59% and 41% of our sales, respectively, for the fiscal year ended December 31, 2012 and approximately 54% and 46% of our sales, respectively, for the three months ended March 30, 2013. These two segments produce a comprehensive product line of vinyl siding, designer accents, cellular PVC trim, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both the new construction market and the home repair and remodeling market in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers.

Ply Gem Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). The Ply Gem acquisition was completed on February 12, 2004 for a purchase price, net of cash acquired, of $556.6 million. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired seven additional businesses, and entered into an agreement to acquire one additional business, to complement and expand our product portfolio and geographical diversity. Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows, for a purchase price, net of cash acquired, of $330.9 million.

•

On February 24, 2006, Ply Gem acquired Alenco, a manufacturer of aluminum and vinyl windows products, for a purchase price, net of cash acquired, of $126.8 million. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•

On October 31, 2006, Ply Gem completed the acquisition of MHE, a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories, for a purchase price, net of cash acquired, of $295.9 million. MHE became part of our Siding, Fencing and Stone segment and operates under common leadership with our existing siding business.

•

On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we have named Ply Gem Pacific Windows Corporation, a leading manufacturer of premium vinyl windows and patio doors, for a purchase price, net of cash acquired, of $36.6 million.

•

On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products, for a purchase price, net of cash acquired, of $3.6 million.

•

On July 30, 2012, Ply Gem acquired substantially all of the assets of Greendeck, a composite products development company, for a purchase price of approximately $1.0 million, subject to certain purchase price adjustments.

•

On April 9, 2013, Ply Gem acquired all of the capital stock of Gienow, a manufacturer of windows and doors in Western Canada, for a purchase price of approximately CAD $21.0 million, subject to certain purchase price adjustments.

•

On May 6, 2013, Ply Gem entered into a share purchase agreement to acquire all of the capital stock of Mitten, a leading manufacturer of vinyl siding and accessories in Canada, for a purchase price of approximately CAD $82.0 million, subject to certain purchase price adjustments.

Prior to January 11, 2010, Ply Gem Holdings was a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), which was a wholly owned subsidiary of Ply Gem Prime. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime. Immediately prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity.

We are a holding company with no operations or assets of our own other than the capital stock of our subsidiaries. The terms of the ABL Facility place restrictions on the ability of Ply Gem Industries and our other subsidiaries to pay dividends and otherwise transfer assets to us. Further, the terms of the indentures governing Ply Gem Industries’ 8.25% Senior Secured Notes and 9.375% Senior Notes place restrictions on the ability of Ply Gem Industries and our other subsidiaries to pay dividends and otherwise transfer assets to us.

Financial statement presentation

Net sales.  Net sales represent the fixed selling price of our products plus certain shipping charges less applicable provisions for discounts and allowances. Allowances include cash discounts, volume rebates and returns among others.

Cost of products sold.  Cost of products sold includes direct material and manufacturing costs, manufacturing depreciation, third-party and in-house delivery costs and product warranty expense.

Selling, general and administrative expense.  Selling, general and administrative expense (“SG&A expense”) includes all non-product related operating expenses, including selling, marketing, research and development costs, information technology, restructuring, and other general and administrative expenses.

Operating earnings (loss).  Operating earnings (loss) represents net sales less cost of products sold, SG&A expense, amortization of intangible assets and write-off of previously capitalized offering costs.

Impact of commodity pricing

PVC resin and aluminum are major components in the production of our products and changes in PVC resin and aluminum prices have a direct impact on our cost of products sold. Historically, we have been able to pass on a substantial portion of significant price increases to our customers. The results of operations for individual quarters can be negatively impacted by a delay between the time of raw material cost increases and price increases that we implement in our products, or conversely can be positively impacted by a delay between the time of a raw material price decrease and competitive pricing moves that we implement accordingly.

Recent developments

On April 9, 2013, we acquired all of the capital stock of Gienow, a manufacturer of windows and doors in Western Canada, for consideration of approximately CAD $21.0 million. We used borrowings under the ABL Facility to pay the aggregate purchase price. For the year ended December 31, 2012, Gienow had total net sales of approximately CAD $102.1 million and a net loss of approximately CAD $2.5 million.

On May 6, 2013, we entered into a share purchase agreement to acquire all of the issued and outstanding capital stock of Mitten, a leading manufacturer of vinyl siding and accessories in Canada, for consideration of approximately CAD $82.0 million, subject to certain purchase price adjustments. We intend to use a portion of the net proceeds from this offering to pay the aggregate purchase price. For the year ended December 31, 2012, Mitten had net sales of approximately CAD $133.7 million and a net loss of approximately CAD $0.3 million. The acquisition is subject to a number of customary closing conditions, including the receipt of regulatory approvals, and there can be no assurance that the acquisition will be consummated.

The financial information included in this prospectus for Gienow and Mitten has been prepared in accordance with Canadian GAAS. Canadian GAAS differs in some material respects from U.S. GAAP, and so the financial information relating to Gienow and Mitten may not be comparable to the financial statements and financial information of U.S. companies, including the Company.

Our historical results of operations and financial statements included in this prospectus do not reflect the results of operations for Gienow or Mitten.

Impact of weather

Since our building products are intended for exterior use, our sales and operating earnings tend to be lower during periods of inclement weather. Weather conditions in the first and fourth quarters of each calendar year historically result in these quarters producing significantly less sales revenue than in any other period of the year. As a result, we have historically had lower profits or higher losses in the first quarter of each calendar year and reduced profits in the fourth quarter of each calendar year due to the weather. Our results of operations for individual quarters in the future may be impacted by adverse weather conditions. In addition, favorable or unfavorable weather conditions may influence the comparability of our results from year to year or from quarter to quarter.

Critical accounting policies

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Certain of our accounting policies require the application of judgments in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and information available from other sources, as appropriate. If different conditions result compared to our assumptions and judgments, the results could be materially different from our estimates. Management also believes that the nine areas where different assumptions could result in materially different reported results are (1) goodwill and intangible asset impairment tests, (2) accounts receivable related to estimation of allowances for doubtful accounts, (3) inventories in estimating reserves for obsolete and excess inventory, (4) warranty reserves, (5) insurance reserves, (6) income taxes, (7) rebates, (8) pensions and (9) environmental accruals and other contingencies. Although we believe the likelihood of a material difference in these areas is low based upon our historical experience, a 10% change in our allowance for doubtful accounts, inventory reserve estimates, and warranty reserve at December 31, 2012 would result in an approximate $0.4 million, $0.7 million, and $3.8 million impact on expenses, respectively. Additionally, we have included in the discussion that follows our estimation methodology for both accounts receivable and inventories. While all significant policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Our critical accounting policies include:

Revenue Recognition.  We recognize sales based upon shipment of products to our customers net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. For certain products, it is industry standard that customers take title to products upon delivery, at which time revenue is then recognized by the Company. Revenue includes the selling price of the product and all shipping costs paid by the customer. Revenue is reduced at the time of sale for estimated sales returns and all applicable allowances and discounts based on historical experience. We also provide for estimates of warranty, bad debts, shipping costs and certain sales-related customer programs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt expense and sales-related marketing programs are included in SG&A expense. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are reconciled to the actual amounts.

Accounts Receivable.  We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments, which is provided for in bad debt expense. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging and evaluating individual customers’ receivables, considering customers’

financial condition, credit history and other current economic conditions. If a customer’s financial condition was to deteriorate, which might impact its ability to make payment, then additional allowances may be required.

Inventories.  Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market. We record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

Goodwill Impairment.  We perform an annual test for goodwill impairment during the fourth quarter of each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. We use the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (“Step One”), we measure the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (“Step Two”). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To evaluate goodwill impairment, we estimate the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment.

A summary of the key assumptions utilized in the goodwill impairment analysis at November 24, 2012, November 26, 2011, and November 27, 2010, as it relates to the Step One fair values and the sensitivities for these assumptions follows:

	Windows and Doors
	As of November 24, 2012	As of November 26, 2011	As of November 27, 2010

Assumptions:
Income approach:
Estimated housing starts in terminal year	1,050,000	1,050,000	1,150,000
Terminal growth rate	3.5%	3.5%	3.5%
Discount rates	18.0%	20.0%	19.0%
Market approach:
Control premiums	20.0%	20.0%	20.0%
Sensitivities:
(amounts in thousands)
Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$8,000	$7,768	$10,679
Estimated fair value decrease in the event of a 1% increase in the discount rate	22,000	16,170	16,859
Estimated fair value decrease in the event of a 1% decrease in the control premium	3,000	2,143	2,330

	Siding, Fencing and Stone
	As of November 24, 2012	As of November 26, 2011	As of November 27, 2010

Assumptions:
Income approach:
Estimated housing starts in terminal year	1,050,000	1,050,000	1,150,000
Terminal growth rate	3.0%	3.0%	3.0%
Discount rates	13.0%	17.0%	16.0%
Market approach:
Control premiums	10.0%	10.0%	10.0%
Sensitivities:
(amounts in thousands)
Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$62,000	$32,974	$47,251
Estimated fair value decrease in the event of a 1% increase in the discount rate	135,000	64,112	71,220
Estimated fair value decrease in the event of a 1% decrease in the control premium	14,000	8,930	8,865

(amounts in thousands)	As of November 24, 2012	As of November 26, 2011	As of November 27, 2010

Estimated Windows and Doors reporting unit fair value increase in the event of a 10% increase in the weighting of the market multiples method	$—	$4,000	$5,600
Estimated Siding, Fencing and Stone reporting unit fair value increase in the event of a 10% increase in the weighting of the market multiples method	30,000	10,300	2,700

We provide no assurance that: (1) valuation multiples will not decline, (2) discount rates will not increase or (3) the earnings, book values or projected earnings and cash flows of our reporting units will not decline. We will continue to analyze changes to these assumptions in future periods. We will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in future goodwill impairments.

Income Taxes.  We utilize the asset and liability method in accounting for income taxes, which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal and state income tax returns be recognized in the consolidated balance sheet. The amount recorded in our consolidated financial statements reflects estimates of final amounts due to timing of completion and filing of actual income tax returns. Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states in which we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. We establish reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. We have executed a tax sharing agreement with Ply Gem Holdings and Ply Gem Investment Holdings (during 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation) pursuant to which tax liabilities for each respective party are computed on a stand-alone basis. Our U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada, Inc. (“Ply Gem Canada”) files separate Canadian income tax returns.

At December 31, 2011, we were in a full federal valuation allowance position as we were no longer in a net deferred liability tax position and continued to incur losses for income tax purposes. Additionally, at December 31, 2011, we were in a partial state valuation allowance position for certain legal entities primarily related to losses for income tax purposes. At December 31, 2012, we remained in a full federal valuation allowance position and a partial state valuation allowance position as we continued to incur cumulative losses for income tax purposes. As of December 31, 2012 and 2011, we did not have a valuation allowance for our profitable foreign operations. However, Gienow will reflect a full valuation allowance upon acquisition. Refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding income taxes.

Results of operations

The following table summarizes net sales and net income (loss) by segment and is derived from the accompanying consolidated statements of operations included in this report:

(amounts in thousands)	Three months ended		Year ended December 31,
	March 30, 2013	March 31, 2012	2012	2011	2010
	(unaudited)	(unaudited)
Net Sales
Siding, Fencing and Stone	$137,725	$142,787	$658,045	$639,290	$604,406
Windows and Doors	119,372	96,389	463,256	395,567	391,500
Operating earnings (loss)
Siding, Fencing and Stone	17,114	15,949	110,456	90,849	92,612
Windows and Doors	(12,096)	(10,396)	(20,565)	(31,134)	(19,410)
Unallocated	(5,590)	(4,350)	(19,871)	(14,784)	(16,372)
Foreign currency (loss) gain
Windows and Doors	(33)	68	409	492	510
Interest income (expense), net
Siding, Fencing and Stone	(8)	10	47	83	121
Windows and Doors	11	3	18	13	(90)
Unallocated	(23,656)	(25,054)	(103,107)	(101,480)	(122,864)
Provision for income taxes
Unallocated	(3,849)	(1,872)	(2,835)	(683)	(5,027)
Gain (loss) on modification or extinguishment of debt
Unallocated	—	—	(3,607)	(27,863)	98,187

Net income (loss)	$(28,107)	$(25,642)	$(39,055)	$(84,507)	$27,667

The following tables set forth our results of operations based on the amounts and the percentage relationship of the items listed to net sales for the periods indicated. However, our results of operations set forth in the tables below may not necessarily be representative of our future operating results.

This review of performance is organized by business segment, reflecting the way we manage our business. Each business group leader is responsible for operating results down to operating earnings (loss). We use operating earnings as a performance measure as it captures the income and expenses within the management control of our business leaders. Corporate management is responsible for making all financing decisions. Therefore, each segment discussion focuses on the factors affecting operating earnings, while interest expense and income taxes and certain other unallocated expenses are separately discussed at the corporate level.

Siding, Fencing and Stone segment

	Three months ended				Year ended December 31,
(amounts in thousands)	March 30, 2013		March 31, 2012		2012		2011		2010

	(unaudited)		(unaudited)
Statement of operations data:
Net sales	$137,725	100.0%	$142,787	100.0%	$658,045	100.0%	$639,290	100.0%	$604,406	100.0%
Gross profit	33,945	24.6%	32,726	22.9%	180,244	27.4%	158,798	24.8%	155,535	25.7%
SG&A expenses	14,682	10.7%	14,705	10.3%	61,201	9.3%	59,646	9.3%	54,410	9.0%
Amortization of intangible assets	2,149	1.6%	2,072	1.5%	8,587	1.3%	8,303	1.3%	8,513	1.4%
Operating earnings	17,114	12.4%	15,949	11.2%	110,456	16.8%	90,849	14.2%	92,612	15.3%

Net sales

Net sales for the three months ended March 30, 2013 decreased $5.1 million or 3.5% compared to the same period in 2012. We believe the net sales decrease is primarily a result of the adverse weather conditions experienced in the three months ended March 30, 2013 relative to the three months ended March 31, 2012. According to the U.S. National Climatic Data Center, the 2012 winter was the fourth warmest winter for the United States in the last century while the 2013 winter was more severe. The total winter precipitation averaged across the contiguous United States for the first quarter of 2013 was approximately 7.10 inches, which was above the 20th century average. These deteriorating weather conditions produced unfavorable sales conditions for both the new construction market and the repair and remodeling market for the three months ended March 30, 2013 culminating in a net sales decrease of 3.5%. Despite these weather conditions, 2013 single family housing starts, according to the U.S. Census Bureau, were estimated to increase 28.2% in the first quarter of 2013 as compared to the first quarter of 2012. In addition to the previously discussed negative weather impact, we believe the availability of labor to support the increased single family housing starts has increased the lag period, which is the estimated time from the start of the home construction process to when our products are placed onto the home, from approximately 90 days to 120 days, delaying sales of our products for the new construction market by approximately 30 days.

In addition to these new construction industry trends, the repair and remodel market remains soft as the Leading Indicator of Remodeling Activity (“LIRA”) showed no significant remodeling increases in the first quarter of 2013. We believe that big ticket remodeling expenditures have been delayed as a result of weak consumer confidence, poor weather conditions, and lack of availability of home improvement financing alternatives. Combining the strength of demand in the new construction market with the softer market conditions for repair and remodeling products, the Vinyl Siding Institute reported that vinyl siding industry unit shipments decreased 5.4%, while our own vinyl siding unit shipments increased 2.2% for the three months ended March 30, 2013 compared to the three months ended March 31, 2012.

Net sales for the year ended December 31, 2012 increased $18.8 million or 2.9% compared to the year ended December 31, 2011. During the year ended December 31, 2011, our net sales were reduced by a $10.4 million sales credit related to an inventory buyback for the lift-out of competitors’ inventory related to a significant new customer win. However, the $10.4 million inventory buyback was offset by the initial stocking sales and inventory build to this same new customer. Overall, our 2.9% net sales increase was driven by higher unit volumes which resulted from improved conditions in the U.S. new construction housing market including, but not limited to, the declining number of foreclosures, rising home prices, and improving general economic conditions for the year ended December 31, 2012. According to the NAHB, 2012 single family housing starts are estimated to have increased approximately 23.2% relative to 2011. Historically, we have believed there is a 90 day lag between a new housing start with ground being broken and the time when our products are utilized on the exterior of a home. During 2012, we believe that this lag period may have expanded as a result of labor shortages in the homebuilding industry.

While new construction experienced significant growth, market demand for repair and remodeling products continued to lag the new construction sector in 2012. According to the LIRA index, the four-quarter moving growth rate at December 31, 2012 was 8.8% compared to 2.2% at December 31, 2011. Combining the strength of demand in the new construction market with the softer market conditions for repair and remodeling products, the Vinyl Siding Institute reported that vinyl siding industry shipments increased 3.2% for the year ended December 31, 2012 compared to the year ended December 31, 2011. After giving effect to the aforementioned initial stocking sales and inventory build, the Company believes that its vinyl siding unit volume shipments would have increased 5.3%. The Company’s vinyl siding market position remained consistent in 2012 at approximately 36.0% compared to 2011. During the 2012 fourth quarter, the Company’s vinyl siding industry shipments increased 5.7% compared to the same period in 2011, while industry shipments increased 2.7%.

Net sales for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $34.9 million, or 5.8%. Net sales increased despite continued low industry unit volume that resulted from the challenging market conditions that persisted in the U.S. housing market. These negative general market conditions were offset by sales to new customers and higher selling prices that were increased in response to higher raw material and freight costs. According to the NAHB, 2011 single family housing starts decreased approximately 7.9% from 2010. This decrease was attributable in part to the poor general economic conditions that existed in the United States including, among other things, high unemployment, the number of foreclosures and falling home prices that negatively impacted demand for the U.S. housing market.

The Company’s sales to new customers and higher selling prices related to increased material costs offset the general housing market conditions. In addition, favorable weather conditions during the fourth quarter of 2011 also contributed to the sales growth year over year. During the 2011 fourth quarter, the Company’s vinyl siding unit shipments increased 10.8% compared to the same period in 2010. According to the Vinyl Siding Institute, the vinyl siding industry shipments decreased 3.9% for 2011 compared to 2010 while the Company’s shipments increased approximately 7.1% driven by sales to new customers. The Company’s vinyl siding market position for 2011 increased to approximately 36.0% from 32.3% for 2010. Included as a reduction of net sales for the year ended December 31, 2011 were inventory buybacks for the lift-out of competitors’ inventory of approximately $11.2 million related to these new customers. Excluding the impact of these buybacks, 2011 net sales would have increased 7.6% compared to 2010.

Gross profit

Gross profit for the three months ended March 30, 2013 increased compared to the three months ended March 31, 2012 by approximately $1.2 million or 3.7%. The gross profit increase was attributable to lower aluminum material costs offset by the 3.5% volume decrease and increasing PVC material costs for the three months ended March 30, 2013 relative to March 31, 2012. According to the London Metal Exchange, the price of aluminum decreased approximately 4.4% for the three months ended March 30, 2013 relative to the three months ended March 31, 2012. Published market prices for PVC resin for the three months ended March 30, 2013 increased 3.3% relative to the three months ended March 31, 2012. While commodity cost fluctuations increased gross profit by 8.7% for the three months ended March 30, 2013 excluding the impact of any price changes for our products, this was partially offset by approximately $0.3 million of negative gross profit associated with manufacturing start-up costs for our new cellular PVC trim board product, which we began selling during the three months ended March 30, 2013.

Gross profit as a percentage of sales increased from 22.9% for the three months ended March 31, 2012 to 24.6% for the three months ended March 30, 2013. The 170 basis point increase is attributed to the relationship and timing between our pricing and the commodity cost fluctuations for aluminum and PVC resin.

Gross profit for the year ended December 31, 2012 increased $21.4 million, or 13.5%, compared to the year ended December 31, 2011. Gross profit as a percentage of sales increased from 24.8% for the year ended December 31, 2011 to 27.4% for the year ended December 31, 2012. Included in 2011 gross profit was a net inventory buyback of approximately $9.9 million resulting from the buyback, or lift-out, of our competitor’s product on initial stocking orders, partially offset by the scrap value of inventory received. Our gross profit as a percentage of sales for the year ended December 31, 2011 would have been 25.9% excluding these buybacks. The remaining increase from 25.9% to 27.4% was primarily attributable to increases in unit volume shipments specifically related to new construction and the 23.2% volume increase from 2011.

As it relates to our two primary raw material cost components, aluminum and PVC resin, there has been movement relative to prior years. According to the London Metal Exchange, the price of aluminum decreased approximately 15.8% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Conversely, the average market price for PVC resin was estimated to have increased approximately 5.5% for 2012 compared to 2011. Commodity cost fluctuations increased gross profit by 1.0% for the year ended December 31, 2012 excluding the impact of any price changes for our products.

Gross profit for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $3.3 million, or 2.1%. Gross profit as a percentage of sales decreased from 25.7% for the year ended December 31, 2010 to 24.8% for the year ended December 31, 2011. Included in 2011 gross profit was a net inventory buyback of approximately $9.9 million resulting from the buyback, or lift-out, of our competitor’s product on initial stocking orders, partially offset by the scrap value of inventory received. Our gross profit as a percentage of sales for the year ended December 31, 2011 would have been 25.9% excluding these buybacks, which is consistent with the prior year. According to the London Metal Exchange, the price of aluminum increased approximately 13.9% for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, the average market price for PVC resin was estimated to have increased 14.1% for 2011 compared to 2010. Commodity cost fluctuations decreased gross profit by 22.1% for the year ended December 31, 2011 excluding the impact of any price changes for our products. As discussed above, the Company initiated selling price increases in response to these rising material and freight costs.
SG&A expense

SG&A expense for the three months ended March 30, 2013 decreased from the three months ended March 31, 2012 by approximately $23,000, or 0.2%. As a percentage of net sales, SG&A expense increased from 10.3% to 10.7% for the three months ended March 30, 2013 relative to the three months ended March 31, 2012 based on the net sales decrease of 3.5% experienced during the first quarter of 2013.

SG&A expense for the year ended December 31, 2012 increased $1.6 million, or 2.6%, relative to the year ended December 31, 2011. As a percentage of sales, SG&A expenses were consistent between 2012 and 2011 at approximately 9.3%. The SG&A expense dollar increase resulted primarily from higher management incentive compensation expense related to improved business performance.

SG&A expense for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $5.2 million, or 9.6%. The increase in SG&A expense was attributed to higher employee related expenses of approximately $2.7 million as well as increased selling and marketing expenses of approximately $2.2 million related to increased sales. As a percentage of sales, SG&A expense increased slightly to 9.3% for the year ended December 31, 2011 from 9.0% for the year ended December 31, 2010 due to higher employee related expenses.

Amortization of intangible assets

Amortization expense for the three months ended March 30, 2013 was consistent with the same period in 2012. Amortization expense as a percentage of net sales was also consistent at approximately 1.6% for the three months ended March 30, 2013 compared to 1.5% for the three months ended March 31, 2012.

Amortization expense for the year ended December 31, 2012 was consistent with the years ended December 31, 2011 and December 31, 2010.

Windows and Doors segment

	Three months ended				Year ended December 31,
(amounts in thousands)	March 30, 2013		March 31, 2012			2012		2011		2010

	(unaudited)		(unaudited)
Statement of operations data:
Net sales	$119,372	100.0%	$96,389	100.0%	$463,256	100.0%	$395,567	100.0%	$391,500	100.0%
Gross profit	7,901	6.6%	10,189	10.6%	63,955	13.8%	51,734	13.1%	60,425	15.4%
SG&A expense	17,944	15.0%	15,998	16.6%	66,170	14.3%	64,518	16.3%	61,285	15.7%
Amortization of intangible assets	2,053	1.7%	4,587	4.8%	18,350	4.0%	18,350	4.6%	18,550	4.7%
Operating loss	(12,096)	(10.1)%	(10,396)	(10.8)%	(20,565)	(4.4)%	(31,134)	(7.9)%	(19,410)	(5.0)%
Currency transaction (loss) gain	(33)	—%	68	0.1%	409	0.1%	492	0.1%	510	0.1%

Net sales

Net sales for the three months ended March 30, 2013 increased $23.0 million or 23.8% from the three months ended March 31, 2012. The net sales increase was driven by sales gains with new and existing customers and the improving conditions in the U.S. residential new construction market. According to the U.S. Census Bureau, 2013 single family housing starts were estimated to have increased approximately 28.2% for the first quarter of 2013 as compared to the first quarter of 2012. Our Windows and Doors segment is highly aligned with the new construction market as opposed to the repair and remodeling market and the significant growth in single family starts translated into significant net sales growth for our US Windows business during the three months ended March 30, 2013. Alternatively, our net sales in Canada were consistent for the three months ended March 30, 2013 as compared to the three months ended March 31, 2012. According to the Canadian Mortgage and Housing Corporation, single family housing starts in Alberta, Canada were estimated to have increased 4.8% in the three months ended March 30, 2013 compared to the three months ended March 31, 2012.

Net sales for the year ended December 31, 2012 increased compared to the year ended December 31, 2011 by approximately $67.7 million, or 17.1%. The net sales increase is primarily attributable to the aforementioned 23.2% increase in single family housing starts for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Since the majority of our current Windows and Doors business is related to new construction demand versus repair and remodeling, current market conditions for new construction have driven the net sales increase as well as certain strategic market share gains. In addition, the net sales increase resulted from improving end market conditions in Western Canada. According to the Canadian Mortgage and Housing Corporation, estimates that single family housing starts in Alberta, Canada have increased approximately 15.1% for the year ended December 31, 2012.

Net sales for the year ended December 31, 2011 increased compared to the year ended December 31, 2010 by approximately $4.1 million, or 1.0%. Despite the aforementioned 7.9% decrease in U.S. single family housing starts for the year ended December 31, 2011 compared to the year ended December 31, 2010, the Windows and Doors segment demonstrated an ability to offset this general market decrease by gaining sales with new customers in both the new construction and repair and remodeling markets specifically expanding our multi-family opportunities. The sales gains to new customers were partially offset by a declining end user market in Western Canada resulting from decreased housing starts in Alberta, Canada which the Company believes were impacted in part by unusually poor weather conditions in the first half of 2011. According to the Canadian Mortgage and Housing Corporation, housing starts in Alberta, Canada were estimated to have decreased by 2.1% in 2011 as compared to 2010.

Gross profit

Gross profit for the three months ended March 30, 2013 decreased $2.3 million or 22.5% compared to the three months ended March 31, 2012. The decrease in gross profit, despite the $23.0 million increase in net sales for the three months ended March 30, 2013, can be attributed to labor inefficiencies and other ramp up costs associated with the 23.8% increase in sales volume with significant net sales growth in certain regional areas for value-priced products. We have experienced significant demand increases for our value-priced products in the new construction market but this demand has not been consistent for our higher priced products or our repair and remodeling products. The demand increase has been focused on our lower margin products contributing to the gross profit decrease in the first quarter of 2013. In addition, we incurred approximately $1.1 million of higher than normal expense associated with our “enterprise lean” initiative that will streamline our window product offering providing greater manufacturing flexibility in the future. We also incurred approximately $0.8 million of expense associated with the consolidation and start-up of our production facility in Dallas, Texas.

The significant volume growth has required additional labor, manufacturing lines, and shifts to fulfill customer orders in certain markets which requires us to hire and train production employees approximately 90 days in advance of sales, which results in a near-term negative impact on gross profit. Our ability to maximize future gross profit percentages will depend to a great extent on our ability to employ, train, and retain qualified manufacturing personnel with the ability to design, manufacture, and assemble these window products. Given the expected demand growth for the U.S. single family housing, our ability to react to this ever-changing environment will have a direct impact on our future performance. Recognizing this challenge, we initiated the “enterprise lean” initiative that is intended to provide greater manufacturing flexibility in the future.

As a percentage of net sales, gross profit percentage decreased from 10.6% for the three months ended March 31, 2012 to 6.6% for the three months ended March 30, 2013. This 400 basis point decrease is attributed primarily to the increased demand for our value-priced products and from labor inefficiencies associated with the volume growth experienced during the first quarter of 2013.

Gross profit for the year ended December 31, 2012 increased compared to the year ended December 31, 2011 by approximately $12.2 million or 23.6%. Gross profit as a percentage of sales increased from 13.1% for the year ended December 31, 2011 to 13.8% for the year ended December 31, 2012. The increase in gross profit and gross profit percentage can be attributed to the net sales increase of 17.1% and the corresponding improved operating leverage, specifically in the domestic United States, on fixed costs resulting from the net sales increase during the year ended December 31, 2012. The favorable volume impact on gross profit was partially offset by unfavorable labor inefficiencies due to production ramp-up costs related to the 2012 market position gains.

Gross profit for the year ended December 31, 2011 decreased compared to the year ended December 31, 2010 by approximately $8.7 million, or 14.4%. Gross profit as a percentage of sales decreased from 15.4% in 2010 to 13.1% in 2011. The decrease in gross profit and gross profit percentage was caused by higher raw material costs, specifically PVC resin and aluminum, and freight costs that were not fully offset by selling price increases. In addition, the Company experienced short-term inefficiencies related to increased production volumes associated with the sales to new customers as discussed above, which also increased our sales mix of our value priced window products that generally carry lower gross profit margins, partially offset by favorable warranty experience for the year ended December 31, 2011.

SG&A expense

SG&A expense for the three months ended March 30, 2013 increased compared to the three months ended March 31, 2012 by approximately $1.9 million or 12.2%. The increase in SG&A expense for the three months ended March 30, 2013 was primarily driven by higher sales and marketing expenses related to the 23.8% increase in sales. As a percentage of net sales, SG&A expense decreased from 16.6% of net sales for the three months ended March 31, 2012 to 15.0% for the three months ended March 30, 2013 as we gained leverage on the fixed component of our SG&A expense in relation to the net sales volume growth experienced in the three months ended March 30, 2013.

SG&A expenses for the year ended December 31, 2012 increased $1.7 million or 2.6% relative to the year ended December 31, 2011. The 2011 SG&A expense included a $1.6 million expense related to an incremental environmental liability that was nonrecurring in 2012 adjusting the actual increase relative to 2012 to approximately $3.3 million. This increase was primarily driven by higher employee related costs specifically higher management incentive compensation expense of $1.6 million based on improved operating performance. In addition, we also incurred increased selling and marketing expenses of approximately $1.7 million related primarily to increased sales in the year ended December 31, 2012 compared to the year ended December 31, 2011. As a percentage of net sales, SG&A expenses decreased to 14.3% for the year ended December 31, 2012 from 16.3% for the year ended December 31, 2011 as we supported the higher net sales with better leverage on our SG&A expenses.

SG&A expense for the year ended December 31, 2011 increased compared to the year ended December 31, 2010 by approximately $3.2 million, or 5.3%. The increase can be predominantly attributed to higher selling and marketing expenses of approximately $1.1 million as well as higher legal and professional fees of approximately $0.4 million. In addition, we recognized an incremental environmental liability of approximately $1.6 million within SG&A expenses during the fourth quarter of 2011 related to a preliminary cost estimate provided to the EPA, as discussed in the “Business—Environmental” section of this prospectus. Excluding the $1.6 million, SG&A expense as a percentage of net sales would have been 15.9% for the year ended December 31, 2011 consistent with the 15.7% for the year ended December 31, 2010.

Amortization of intangible assets

Amortization expense for the three months ended March 30, 2013 decreased compared to the three months ended March 31, 2012 by approximately $2.5 million or 55.2%. During 2010, we decreased the life of certain trademarks to three years as a result of future marketing plans regarding the use of the trademarks. These trademarks were fully amortized at the end of 2012 causing the decrease in amortization expense for the three months ended March 30, 2013 relative to the three months ended March 31, 2012.

As a percentage of net sales, amortization of intangible assets decreased from 4.8% to 1.7% as a result of the full amortization of these trademarks and the 23.8% increase in net sales for the three months ended March 30, 2013.

Amortization expense for the year ended December 31, 2012 was consistent with the years ended December 31, 2011 and 2010.

Currency transaction gain (loss)

Currency transaction gain (loss) was consistent for the three months ended March 30, 2013 and March 31, 2012. Currency transaction gain was consistent for the years ended December 31, 2012, 2011 and 2010.

Unallocated operating earnings, interest and provision for income taxes

	Three months ended		Year ended December 31,
(amounts in thousands)	March 30, 2013	March 31, 2012	2012	2011	2010

	(unaudited)	(unaudited)
Statement of operations data:
SG&A expenses	$(5,590)	$(4,290)	$(19,871)	$(14,748)	$(14,765)
Amortization of intangible assets	—	(60)	—	(36)	(36)

Write-off of previously capitalized offering costs	—	—	—	—	(1,571)

Operating loss	(5,590)	(4,350)	(19,871)	(14,784)	(16,372)
Interest expense	(23,657)	(25,055)	(103,112)	(101,486)	(122,881)
Interest income	1	1	5	6	17
Gain (loss) on modification or extinguishment of debt	—	—	(3,607)	(27,863)	98,187
Provision for income taxes	(3,849)	(1,872)	(2,835)	(683)	(5,027)

SG&A expense

Unallocated losses include items which are not directly attributed to or allocated to either of our reporting segments. Such items include legal costs, corporate payroll, and unallocated finance and accounting expenses. The unallocated operating loss for the three months ended March 30, 2013 increased by $1.3 million or 30.3% compared to the same period in 2012 due primarily to increases in various personnel costs and certain acquisition costs associated with the Gienow purchase.

SG&A expenses for the year ended December 31, 2012 increased by $5.1 million compared with the year ended December 31, 2011. This SG&A expenses increase in 2012 is primarily due to the timing of certain employee related costs, including stock compensation ($1.3 million), long-term incentive plan expenses ($0.9 million), insurance expenses ($0.3 million) and management incentive compensation expenses ($2.1 million). SG&A expenses for the year ended December 31, 2011 were consistent with the year ended December 31, 2010.

Amortization of intangible assets

Amortization expense for the three months ended March 30, 2013 was consistent with the three months ended March 31, 2012. Amortization expense for the year ended December 31, 2012 was consistent with the years ended December 31, 2011 and 2010.

Write-off of previously capitalized offering costs

We incurred approximately $1.6 million of costs associated with a proposed public equity offering during 2010. Since the offering was postponed for a period greater than 90 days, the costs, which were initially capitalized, were written off during the fourth quarter of 2010.

Interest expense

Interest expense for the three months ended March 30, 2013 decreased by approximately $1.4 million or 5.6% compared to the same period in 2012. The decrease was due to the reduction in interest expense from having the 13.125% Senior Subordinated Notes outstanding during the three months ended March 31, 2012 compared to having the 9.375% Senior Notes outstanding during the three months ended March 30, 2013, partially offset by the interest expense associated with having the $40.0 million of Senior Tack-on Notes outstanding for the entire three months ended March 30, 2013 versus a partial period of the three months ended March 31, 2012.

Interest expense for the year ended December 31, 2012 increased by approximately $1.6 million compared to the same period in 2011. The net increase was primarily due to the $40 million of the Senior Tack-on Notes.

Interest expense for the year ended December 31, 2011 decreased by approximately $21.4 million, or 17.4%, over the same period in 2010. The decrease was primarily due to the deleveraging event that occurred in February 2010 and the debt refinancings that were completed during 2011. Specifically, the net decrease was due to the following:

•	a decrease of approximately $3.9 million of interest on the 9.0% Senior Subordinated Notes, which were redeemed on February 16, 2010;

•	a decrease of approximately $75.9 million of interest on the 11.75% Senior Secured Notes, which were purchased and redeemed in February and March 2011;

•	an increase of approximately $58.7 million of interest paid on the 8.25% Senior Secured Notes, which were issued in February 2011;

•	a decrease of approximately $1.1 million of interest on our ABL Facility borrowings, primarily due to a decrease in the interest rate;

•	an increase of approximately $2.5 million due to the amortization of the discount and tender premium on the 8.25% Senior Secured Notes, which were issued in February 2011; and

•

a decrease of approximately $1.7 million due to the write-off of a portion of the capitalized financing costs related to the 11.75% Senior Secured Notes purchased and redeemed in February and March 2011, partially offset by additional amortization related to the financing costs for the new 8.25% Senior Secured Notes.

Interest income

Interest income for the three months ended March 30, 2013 was consistent with the three months ended March 31, 2012. Interest income for the year ended December 31, 2012 was consistent with the year ended December 31, 2011. Interest income for the year ended December 31, 2011 decreased by $11,000 due to lower interest rates in 2011 as compared to 2010.

Gain (loss) on modification or extinguishment of debt

As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes in September 2012, as further described in the “Liquidity and capital resources” section below, we recognized a loss on modification/extinguishment of debt of approximately $3.6 million for the year ended December 31, 2012. The loss consisted of an early call premium of approximately $9.8 million, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes, and approximately $1.5 million was expensed as a loss on extinguishment of debt in the consolidated statement of operations. We also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes in this transaction. We also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the consolidated statement of operations. The loss was recorded separately in the consolidated statement of operations for the year ended December 31, 2012.

As a result of the debt refinancings during January and February 2011, as further described in the “Liquidity and capital resources” section below, we recognized a loss on modification or extinguishment of debt of approximately $27.9 million for the year ended December 31, 2011. The loss consisted of the write-off of a portion of the tender premium paid with the redemption of the 11.75% Senior Secured Notes of approximately $10.9 million, the write-off of a portion of the capitalized bond discount related to the 11.75% Senior Secured Notes of approximately $0.8 million, the write-off of a portion of the capitalized financing costs related to the 11.75% Senior Secured Notes of approximately $2.8 million, the write-off of the capitalized financing costs related to the previous ABL Facility of approximately $1.2 million and the expense of certain third-party financing costs related to the 8.25% Senior Secured Notes of approximately $12.3 million. The loss was recorded separately in the consolidated statement of operations for the year ended December 31, 2011.

For the year ended December 31, 2010, we reported a gain on extinguishment of debt of approximately $98.2 million. As a result of the $141.2 million redemption of the 9% Senior Subordinated Notes on February 16, 2010, we recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write off of unamortized debt issuance costs. As a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by an affiliate of our controlling stockholder in exchange for equity of Ply Gem Prime valued at approximately $114.9 million on February 12, 2010, we recognized a gain on extinguishment of debt of approximately $100.4 million including the write-off of unamortized debt issuance costs of approximately $3.5 million. The net $98.2 million gain on debt extinguishment was recorded within other income (expense) separately in the consolidated statement of operations for the year ended December 31, 2010.

Income taxes

The income tax provision for the three months ended March 30, 2013 increased by approximately $2.0 million compared to the same period in 2012. Our pre-tax loss for the three months ended March 30, 2013 was approximately $24.3 million compared to a pre-tax loss of $23.8 million for the three months ended March 31, 2012. For the three months ended March 30, 2013, our estimated effective income tax rate varied from the statutory rate primarily due to state income tax expense, changes in the valuation allowance, changes in tax contingencies and foreign income tax expense. Our tax provision for the three months ended March 30, 2013 was primarily due to the combination of income and losses from our operating units and pre-tax losses in some entities for which no tax benefit was recognized.

Income tax expense for the year ended December 31, 2012 increased to approximately $2.8 million tax expense from approximately $0.7 million tax expense for the year ended December 31, 2011. The income tax expense of approximately $2.8 million was comprised of approximately $0.8 million of federal tax expense, approximately $2.3 million of state tax expense, and approximately $0.3 million of foreign income tax benefit. The increase in tax expense is primarily due to the impact of the full federal valuation allowance and a partial state valuation allowance in addition to state income tax expense as operating performance has improved offset by the foreign income benefit caused primarily by a reversal of certain tax uncertainties.

As of December 31, 2012, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company’s effective tax rate for the year ended December 31, 2012 was approximately 7.8%. For the year ended December 31, 2012, our estimated effective tax rate varied from the statutory rate primarily due to state income tax expense, changes in the valuation allowance, changes in tax contingencies and foreign income tax benefit.

Income tax expense for the year ended December 31, 2011 decreased to approximately $0.7 million tax expense from approximately $5.0 million tax expense for the year ended December 31, 2010. The income tax expense of approximately $0.7 million was comprised of approximately $0.2 million of state tax benefit and approximately $0.9 million of foreign income tax expense. The decrease in tax expense is primarily due to the increase in the taxable loss for the year ended December 31, 2011. As of December 31, 2011, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses accumulated by the Company, management did not rely upon the projections of future taxable income in assessing the recoverability of deferred tax assets. The Company’s effective tax rate for the year ended December 31, 2011 was approximately 0.8%.

Liquidity and capital resources

During the three months ended March 30, 2013, cash decreased by approximately $16.0 million compared to an increase of approximately $8.5 million during the three months ended March 31, 2012. The decrease in cash generated was primarily due to increased spending on inventory and reductions in other general working capital metrics.

During the year ended December 31, 2012, cash and cash equivalents increased to approximately $27.2 million compared to approximately $11.7 million as of December 31, 2011. During the year ended December 31, 2011, cash and cash equivalents decreased from approximately $17.5 million to $11.7 million as of December 31, 2011.

Our business is seasonal because inclement weather during the winter months reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors, especially in the Northeast and Midwest regions of the United States and Canada. As a result, our liquidity typically increases during the second and third quarters as our borrowing base increases under the ABL Facility reaching a peak early in the fourth quarter, and decreases late in the fourth quarter and throughout the first quarter.

Our primary cash needs are for working capital, capital expenditures and debt service. As of March 30, 2013, our annual interest charges for debt service, including the ABL Facility, were estimated to be approximately $86.5 million. We do not have any scheduled debt maturities until 2016. On a pro forma basis, after giving effect to this offering and the application of net proceeds from this offering as described under “Use of proceeds,” our annual cash interest charges for debt service are estimated to be $72.9 million. The specific debt instruments and their corresponding terms and due dates are described in the following sections. Our capital expenditures have historically averaged approximately 1.5% of net sales on an annual basis. As of March 30, 2013, our purchase commitments for inventory were approximately $50.9 million. We finance these cash requirements through internally generated cash flow and funds borrowed under Ply Gem Industries’ ABL Facility.

We intend to use the net proceeds to us from this offering (i) to redeem, repurchase or repay a portion of our outstanding indebtedness, (ii) to pay transaction fees and other expense and (iii) for general corporate purposes, including to pay the aggregate purchase price for the acquisition of Mitten. See “Use of proceeds.” As of March 30, 2013, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $846.0 million of indebtedness outstanding, including $35.0 million of outstanding borrowings and $127.1 million of borrowing base availability under our ABL Facility.

Our specific cash flow movement for the three months ended March 30, 2013 and March 31, 2012 and the years ended December 31, 2012, 2011 and 2010 is summarized below:

Cash provided by (used in) operating activities

Net cash used in operating activities for the three months ended March 30, 2013 was approximately $59.4 million as compared to approximately $36.5 million used in operations for the three months ended March 31, 2012. The increase in cash used in operating activities was primarily caused by a higher operating loss of $1.8 million reflecting the competitive landscape, ramp-up costs associated with volume growth, labor inefficiencies, and increased demand for our value-priced products. In addition to the higher operating loss, we experienced a reduction in working capital metrics primarily impacted by increased inventory levels to support the significant new construction demand growth not fully offset by payables movement.

Net cash provided by operating activities for the year ended December 31, 2012 was approximately $48.7 million. Net cash used in operating activities for the year ended December 31, 2011 was approximately $3.5 million, and net cash provided by operating activities for the year ended December 31, 2010 was approximately $6.7 million.

The increase in cash provided by operating activities was primarily caused by higher operating earnings of $25.1 million reflecting the recovering U.S. residential housing market which improved our operating leverage in the year ended December 31, 2012 as compared to the prior year. The higher operating earnings were supplemented by improved working capital metrics primarily achieved by monitoring inventory levels more effectively ($11.1 million), more favorable collection on receivables ($7.9 million) and management of accounts payable ($22.4 million) offset by negative movement in accrued expenses ($10.7 million) attributed to the refinancing of the 13.125% Senior Subordinated Notes with the 9.375% Senior Notes where accrued interest of approximately $5.7 million was paid during 2012.

The increase in cash used in operating activities during 2011 as compared to 2010 was due to an approximate $11.9 million decrease in operating earnings driven by commodity cost increases that were not fully offset with selling price increases and increased SG&A expense. In addition, the increase in cash used in operating activities was caused by a negative working capital change of approximately $14.6 million compared to 2010. This working capital change was driven by an increase in fourth quarter activity as the Company’s net sales increased 9.9% during the quarter ended December 31, 2011 compared to the quarter ended December 31, 2010. This sales activity drove the corresponding receivable and inventory increases comparing December 31, 2011 to December 31, 2010. These increases were partially offset by a favorable change within accrued expenses which was primarily caused by an increase in accrued interest of approximately $20.6 million. This increase in accrued interest resulted from the debt refinancing activity in which $725.0 million of 11.75% Senior Secured Notes (June and December interest payments) were refinanced through the $800.0 million of 8.25% Senior Secured Notes (February and August interest payments). The change in the coupon rate saved the Company approximately $19.2 million in annual cash interest, while the new interest dates caused the 2011 favorable change within accrued interest.

Cash used in investing activities

Net cash used in investing activities for the three months ended March 30, 2013 and March 31, 2012 was approximately $6.7 million and $3.2 million, respectively, primarily used for capital expenditures on various ongoing capital projects. Capital expenditures for 2013 were higher, at approximately 2.6% of net sales, compared to our historical average of 1.5% due primarily to the Windows and Doors segment purchasing manufacturing equipment and tooling to address the significant volume growth in certain geographical areas. In addition, the Windows and Doors segment continues to incur additional capital expenditures for a product streamlining initiative aimed at optimizing our SKUs while improving certain functionalities across multiple window products.

Net cash used in investing activities for the years ended December 31, 2012, 2011, and 2010 was approximately $24.6 million, $11.4 million and $9.1 million, respectively. The cash used in investing activities for the years ended December 31, 2012, 2011, and 2010 was for capital expenditures. Capital expenditures for 2012 were higher at approximately 2.2% of net sales compared to our historical average of 1.5% due to the Company’s entrance into the cellular PVC trim market in our Siding, Fencing and Stone segment officially during 2013, which required equipment purchases in 2012. In addition, our Windows and Door segment incurred increased capital expenditures in 2012 related to tooling and equipment purchases for a product streamlining initiative aimed at optimizing our SKUs while improving certain functionalities across multiple window products. By streamlining product offerings, the Company will be able to capitalize on operating efficiencies in a recovering U.S. housing market allowing the Company to produce identical product at multiple facilities throughout the United States.

Cash provided by (used in) financing activities

Net cash provided by financing activities for the three months ended March 30, 2013 was approximately $49.9 million, primarily from net revolver borrowings of $50.0 million. Net cash provided by financing activities for the three months ended March 31, 2012 was approximately $48.1 million, primarily from net revolver borrowings of $15.0 million under the ABL Facility and net proceeds of $34.0 million from the Senior Tack-on Notes issued in February 2012.

Net cash used in financing activities for the year ended December 31, 2012 was approximately $8.8 million. The cash provided by financing activities was primarily from net proceeds of $34.0 million from the Senior Tack-on Notes issued in February 2012, $10.0 million in net proceeds from the issuance of the 9.375% Senior Notes in September 2012 used for the $9.8 million call premium partially offset by debt issuance costs of $3.0 million incurred for the Senior Tack-on Notes as well as the 9.375% Senior Notes. These financing activities were offset by $40.0 million in net revolver payments under the ABL Facility during 2012 reflective of improved operating performance for 2012.

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $9.2 million, primarily from net revolver borrowings of $25.0 million under the ABL Facility, net proceeds of $75.0 million from the debt refinancing for the 8.25% Senior Secured Notes, offset by early tender premium payments of approximately $49.8 million, equity repurchases of $14.0 million, and debt issuance costs of approximately $27.0 million.

Net cash provided by financing activities for the year ended December 31, 2010 was approximately $2.4 million, and consisted of approximately $4.5 million net cash provided as a result of the $210.0 million deleveraging event that occurred during February 2010 of the 9.0% Senior Subordinated Notes, approximately $5.0 million cash provided from net ABL borrowings, approximately $5.0 million cash used for debt issuance costs, approximately $1.5 million cash used for a tax payment on behalf of our parent, and approximately $0.6 million net cash used in equity contributions/repurchases.

Our specific debt instruments and terms are described below:

2012 Developments

On September 27, 2012, Ply Gem Industries completed an offering for $160.0 million aggregate principal amount of 9.375% Senior Notes. The net proceeds of this offering, together with cash on hand, were deposited with the trustee for Ply Gem Industries’ 13.125% Senior Subordinated Notes to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017.

On February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction. The net proceeds of approximately $32.7 million, after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, have been and will continue to be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes due 2018.

8.25% Senior Secured Notes due 2018

On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes given that the 2011 transaction was predominately accounted for as a loan modification. The 8.25% Senior Secured Notes originally issued in February 2011 and the Senior Tack-on Notes issued in February 2012 will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted indebtedness as defined in the indenture in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio test, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, the Company’s stock ownership in the Company’s subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the SEC. As of March 30, 2013, no subsidiary’s stock has been excluded from the collateral arrangement due to the Rule 3-16 requirement.

On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes issued in February 2011 by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800.0 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% Senior Secured Notes at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Interest was paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its 11.75% Senior Secured Notes in a private placement transaction. The additional $25.0 million of 11.75% Senior Secured Notes had the same terms and covenants as the initial $700.0 million of 11.75% Senior Secured Notes.

On February 11, 2011, we purchased approximately $718.6 million principal amount of the 11.75% Senior Secured Notes in a tender offer at a price of $1,069.00 per $1,000 principal amount, which included an early tender payment of $40.00 per $1,000 principal amount, plus accrued and unpaid interest, and on February 28, 2011, we purchased $6.0 million principal amount of the 11.75% Senior Secured Notes in the tender offer at a price of $1,029.00 per $1,000 principal amount, plus accrued and unpaid interest. On March 13, 2011, pursuant to the terms of the indenture governing the 11.75% Senior Secured Notes, we redeemed the remaining approximate $0.4 million at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest. As a result of these transactions, we paid cumulative early tender premiums of approximately $49.8 million during the year ended December 31, 2011. Following the redemption on March 13, 2011, there were no longer any 11.75% Senior Secured Notes outstanding. The 11.75% Senior Secured Notes would have matured on June 15, 2013 and bore interest at the rate of 11.75% per annum. The loss recorded as a result of this purchase is discussed in detail in the section “Gain (loss) on debt modification or extinguishment” below.

Senior Secured Asset-Based Revolving Credit Facility due 2016

On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised a portion of the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the new ABL Facility from $175.0 million to $212.5 million. Under the terms of the new ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the new ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016.

Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of March 30, 2013, the Company’s interest rate on the new ABL Facility was approximately 2.5%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February and March). The fixed charge coverage ratio is calculated as the ratio of (i) the Company’s Adjusted EBITDA, as defined in the credit agreement governing the ABL Facility, less the aggregate amount of capital expenditures less taxes paid or payable in cash to (ii) the Company’s interest expense plus certain mandatory principal payments plus restricted payments, each as defined in the credit agreement governing the ABL Facility. Since the inception of the new ABL Facility in 2011, the Company has not been required to meet the fixed charge coverage ratio as the Company’s excess availability has exceeded the minimum thresholds.

All obligations under the ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the Guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

On September 21, 2012, Ply Gem Industries completed an amendment to its ABL Facility to permit the refinancing of its 13.125% Senior Subordinated Notes with unsecured notes rather than subordinated notes. No other terms or provisions were modified or changed in conjunction with this amendment.

As of March 30, 2013, Ply Gem Industries had approximately $141.1 million of contractual availability and approximately $97.1 million of borrowing base availability under the new ABL Facility, reflecting $65.0 million of borrowings outstanding and approximately $6.4 million of letters of credit and priority payables reserves.

On April 3, 2013, Ply Gem Industries amended its ABL Facility. Among other things, the amendment to the ABL Facility: (i) increased the amount of debt that Ply Gem Holdings is permitted to incur under the tax receivables agreement from $65.0 million to $100.0 million, subject to the satisfaction of certain conditions, including Ply Gem Industries maintaining excess availability levels greater than the lesser of (x) 25% of the lesser of the borrowing base and aggregate commitments and (y) $17.5 million, and (ii) modified the change of control definition.

Senior Secured Asset-Based Revolving Credit Facility due 2013

Concurrently with the 11.75% Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into an ABL Facility. The prior ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In July 2009, we amended the prior ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As of December 31, 2011, there were no outstanding borrowings under the prior ABL Facility, as it was replaced with the new ABL Facility on January 26, 2011.

9.375% Senior Notes due 2017

On September 27, 2012, Ply Gem Industries issued $160.0 million of 9.375% Senior Notes at par. Ply Gem Industries used the proceeds of the offering, together with cash on hand, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017 and bear interest at the rate of 9.375% per annum. Interest will be paid semi-annually on April 15 and October 15 of each year. A portion of the early call premium and the original unamortized discount on the 13.125% Senior Subordinated Notes was recorded as a discount on the $160.0 million of 9.375% Senior Notes, given that the transaction was predominately accounted for as a loan modification.

Prior to October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to October 15, 2014, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 60% of the aggregate principal amount of the 9.375% Senior Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings. On or after October 15, 2014, and prior to October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date. On or after October 15, 2015 and prior to October 15, 2016, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. At any time on or after October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at the declining redemption prices set forth in the indenture governing the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 9.375% Senior Notes are unsecured and equal in right of payment to all of our existing and future senior debt, including the ABL Facility and the 8.25% Senior Secured Notes. The 9.375% Senior Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior unsecured basis. The guarantees are general unsecured obligations and are equal in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility. The 9.375% Senior Notes and guarantees are effectively subordinated to all of Ply Gem Industries’ and the Guarantors’ existing and future secured indebtedness, including the 8.25% Senior Secured Notes and the ABL Facility, to the extent of the value of the assets securing such indebtedness.

The indenture governing the 9.375% Senior Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt as defined in the indenture in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, but not limited to, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base as of date of such incurrence; purchase money indebtedness in an aggregate amount not to exceed the greater of $35.0 million and 20% of consolidated net tangible assets at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $2.0 million in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million.

On January 24, 2013, Ply Gem Industries completed its exchange offer with respect to the 9.375% Senior Notes by exchanging $160.0 million 9.375% Senior Notes, which were registered under the Securities Act, for $160.0 million of the issued and outstanding 9.375% Senior Notes. Upon completion of the exchange offer, all $160.0 million of issued and outstanding 9.375% Senior Notes were registered under the Securities Act.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The interest rate on the 13.125% Senior Subordinated Notes was 13.125% and was paid semi-annually on January 15 and July 15 of each year.

On September 27, 2012, Ply Gem Industries used the net proceeds from the issuance of the 9.375% Senior Notes, together with cash on hand, aggregating $165.4 million, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the

13.125% Senior Subordinated Notes. In addition, on September 27, 2012, Ply Gem Industries issued a notice of redemption to redeem all of the outstanding 13.125% Senior Subordinated Notes on October 27, 2012 at a redemption price equal to 106.5625% plus accrued and unpaid interest to the redemption date. The $165.4 million deposited with the trustee for the 13.125% Senior Subordinated Notes included a $9.8 million call premium and $5.7 million of accrued interest.

On October 27, 2012, the Company completed the redemption of all $150.0 million principal amount of the 13.125% Senior Subordinated Notes. The loss recorded as a result of the debt transactions is discussed in the section “Gain (loss) on debt modification or extinguishment” below.

Gain (loss) on debt modification or extinguishment

As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes during the year ended December 31, 2012, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 13.125% Senior Subordinated Notes and the 9.375% Senior Notes to determine whether the transaction should be accounted for as a modification or an extinguishment of debt as it relates to each individual holder. The Company incurred an early call premium of approximately $9.8 million in connection with this transaction, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes and approximately $1.5 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2012. The Company also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes as a result of this transaction for the year ended December 31, 2012. The Company also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2012.

As a result of the 8.25% Senior Secured Notes issuance and purchase and redemption of the 11.75% Senior Secured Notes during the year ended December 31, 2011, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes to determine whether the transaction was to be accounted for as a modification or an extinguishment of debt. The Company determined that this transaction resulted predominantly in a modification but in some instances as an extinguishment as some creditors did not participate in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes. The Company incurred an early tender premium of approximately $49.8 million in conjunction with this transaction, of which approximately $38.9 million was recorded as a discount on the 8.25% Senior Secured Notes and approximately $10.9 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2011. The Company also expensed approximately $0.8 million for the unamortized discount and $2.8 million for the unamortized debt issuance costs for the 11.75% Senior Secured Notes in this transaction for the year ended December 31, 2011. The Company also incurred approximately $25.9 million of costs associated with this transaction, of which approximately $13.6 million was recorded as debt issuance costs and approximately $12.3 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2011.

As a result of the ABL Facility refinancing during the first quarter of 2011, the Company evaluated the proper accounting treatment for the debt issuance costs associated with the prior ABL Facility and the new ABL Facility as there were certain members of the loan syndication that existed in both facilities and other members who were not participants in the new ABL Facility. Based on this evaluation, the Company expensed approximately $1.2 million of debt issuance costs as a loss on modification or extinguishment of debt and recorded approximately $2.1 million of debt issuance costs.

As a result of the $141.2 million redemption of the previous 9% Senior Subordinated Notes on February 16, 2010, the Company recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write-off of unamortized debt issuance costs. On February 12, 2010, as a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by affiliates of the Company’s controlling stockholders in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, the Company recognized a gain on extinguishment of approximately $100.4 million, including the write-off of unamortized debt issuance costs of approximately $3.5 million. The $98.2 million gain on debt extinguishment was recorded separately in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Based on these financing transactions, the Company recognized a loss on debt modification or extinguishment of approximately $3.6 million and $27.9 million and a gain on debt extinguishment of approximately $98.2 million for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively, as summarized in the table below.

	Year ended December 31,
(amounts in thousands)	2012	2011	2010

Gain (loss) on extinguishment of debt:
Tender premium	$—	$(10,883)	$—
11.75% Senior Secured Notes unamortized discount	—	(775)	—
11.75% Senior Secured Notes unamortized debt issuance costs	—	(2,757)	—
13.125% Senior Subordinated Notes call premium	(1,487)	—	—
13.125% Senior Subordinated Notes unamortized discount	(299)	—	—
13.125% Senior Subordinated Notes unamortized debt issuance costs	(372)	—	—

	(2,158)	(14,415)	—
Carrying value of 9% Senior Subordinated Notes	—	—	360,000
9% Senior Subordinated Notes unamortized debt issuance costs	—	—	(5,780)
9% Senior Subordinated Notes unamortized premium	—	—	100
Reacquisition price of 9% Senior Subordinated Notes	—	—	(256,133)

	—	—	98,187
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	—	(12,261)	—
Unamortized debt issuance costs for prior ABL Facility	—	(1,187)	—
Third party fees for 9.375% Senior Notes	(1,449)	—	—

	(1,449)	(13,448)	—

Total gain (loss) on modification or extinguishment of debt	$(3,607)	$(27,863)	$98,187

Liquidity requirements

We intend to fund our ongoing capital and working capital requirements, including our internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under our ABL Facility. We believe that we will continue to meet our liquidity requirements over the next 12 months. We believe that our operating units are positive cash flow generating units and will continue to sustain their operations without any significant liquidity concerns. The performance of these operating units is significantly impacted by the performance of the housing industry, specifically single family housing starts and the repair and remodeling activity. Any unforeseen or unanticipated downturn in the housing industry could have a negative impact on our liquidity position.

Management anticipates that our current liquidity position, as well as expected cash flows from our operations should be sufficient to meet ongoing operational cash flow needs, capital expenditures, debt service obligations, and other fees payable under other contractual obligations for the foreseeable future. As of March 30, 2013, we had cash and cash equivalents of approximately $11.2 million, $141.1 million of contractual availability under the ABL Facility and approximately $97.1 million of borrowing base availability. As of December 31, 2012, we had cash and cash equivalents of approximately $27.2 million, $191.2 million of contractual availability under the ABL Facility and approximately $113.4 million of borrowing base availability. Given our focus on product innovation and development as well as streamlining certain manufacturing processes, we anticipate that our capital expenditures will be in the range of approximately 2.0% to 2.5% of net sales for the year ending December 31, 2013. Historically, we have been able to manage our capital expenditures based on market conditions for the new construction and repair and remodeling markets during any given fiscal year.

In order to further supplement the Company’s operating cash flow, the Company has from time to time opportunistically accessed capital markets based on prevailing economic and financial conditions. Based on market conditions, the Company may elect to pursue additional financing alternatives in the future.

Contractual obligations

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments, including interest amounts, as of December 31, 2012. Interest on the 8.25% Senior Secured Notes and the 9.375% Senior Notes is fixed. Interest on the ABL Facility is variable and has been presented at the average rate of approximately 2.9%. Actual interest rates for future periods may differ from those presented here.

(amounts in thousands)	Total Amount	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years

Long-term debt(1)	$1,071,000	$—	$—	$231,000	$840,000
Interest payments(2)	455,857	86,359	172,718	162,130	34,650
Non-cancelable lease commitments(3)	112,698	18,861	32,225	22,768	38,844
Purchase obligations(4)	78,660	78,660	—	—	—
Other long-term liabilities(5)	11,319	1,131	2,264	2,264	5,660

	$1,729,534	$185,011	$207,207	$418,162	$919,154

(1)	Long-term debt is shown before discount, and consists of the 9.375% Senior Notes, 8.25% Senior Secured Notes, and the ABL Facility. For more information concerning the long-term debt, see “—Liquidity and capital resources” above.

(2)	Interest payments for variable interest debt are based on current interest rates.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases under a 2013 contract that was finalized during 2012.

(5)	Other long term liabilities include pension obligations which are estimated based on our 2012 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $3.5 million, including interest of approximately $0.9 million, have been excluded from the table above.

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments, including interest amounts, as of December 31, 2012, on a pro forma basis after giving effect to the Reorganization Transactions, this offering and the application of the net proceeds of this offering. Interest on the 8.25% Senior Secured Notes and the 9.375% Senior Notes is fixed. Interest on the ABL Facility is variable and has been presented at the average rate of approximately 2.9%. Actual interest rates for future periods may differ from those presented here.

(amounts in thousands)	Total Amount	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt(1)	$893,000	$—	$—	$137,000	$756,000
Interest payments(2)	387,696	72,559	145,118	138,834	31,185
Non-cancelable lease commitments(3)	112,698	18,861	32,225	22,768	38,844
Purchase obligations(4)	78,660	78,660	—	—	—
Other long-term liabilities(5)	11,320	1,132	2,264	2,264	5,660

	$1,483,374	$171,212	$179,607	$300,866	$831,689

(1)	Long-term debt is shown before discount, and consists of our 9.375% Senior Notes, 8.25% Senior Secured Notes, and the ABL Facility. For more information concerning the long-term debt, see “—Liquidity and capital resources” above.

(2)	Interest payments for variable interest debt are based on current interest rates.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases under a 2013 contract that was finalized during 2012.

(5)	Other long term liabilities include pension obligations which are estimated based on our 2012 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $3.5 million, including interest of approximately $0.9 million, have been excluded from the table above.

In addition to the items listed in the tables presented above, we have a potential obligation related to certain tax issues of approximately $3.5 million, including interest of approximately $0.9 million. The timing of the potential tax payments is unknown.

As discussed in “Certain relationships and related party transactions,” under an advisory agreement we will pay an annual fee to an affiliate of CI Capital Partners each year based on 2% of EBITDA. In addition, a termination fee equal to approximately $18.8 million will be payable to an affiliate of CI Capital Partners upon the consummation of this offering in connection with the termination of such advisory agreement. Neither of these fees have been included in the above tables.

We also have a potential liability in connection with the tax receivable agreement which we will enter into in connection with this offering. The tax receivable agreement will obligate us to make payments to the Tax Receivable Entity generally equal to 85% of the applicable cash savings that we actually realize as a result of NOL carryovers. We will retain the benefit of the remaining 15% of these tax savings. The amounts we may be required to pay could be significant and are not reflected in the above tables. See “Risk factors—Risks associated with our business—We will be required to pay an affiliate of our current stockholders for certain tax benefits, including net operating loss carryovers, we may claim, and the amounts we may pay could be significant” and “Certain relationships and related party transactions—Tax receivable agreement.”

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Inflation; seasonality

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence and unemployment. We do not believe that inflation has had a material impact on our business, financial condition or results of operations during the past three fiscal years.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather conditions during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors. Our sales in both segments are usually lower during the first and fourth quarters. Since a portion of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund our working capital is greater from late in the fourth quarter through the first quarter.

Recent accounting pronouncements

See Note 1 to our consolidated financial statements for recent accounting pronouncements, which are included in this prospectus.

Interest rate risk

Our principal interest rate exposure relates to the loans outstanding under our ABL Facility, which provided for borrowings of up to $212.5 million as of March 30, 2013, bearing interest at a variable rate, based on an adjusted LIBOR rate plus an applicable interest margin or the base rate plus an applicable interest margin. Assuming the ABL Facility was fully drawn as of March 30, 2013, each quarter point increase or decrease in the interest rate would change our interest expense by approximately $0.5 million per year. At March 30, 2013, we were not party to any interest rate swaps to manage our interest rate risk. In the future, we may enter into interest rate swaps, involving exchange of floating for fixed rate interest payments, to reduce our exposure to interest rate volatility.

Foreign currency risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of the Canadian dollar. For the three months ended March 30, 2013, the net impact of foreign currency changes to our results of operations was a loss of approximately $33,000. The impact of foreign currency changes related to translation resulted in a decrease in stockholder’s deficit of approximately $0.8 million for the three months ended March 30, 2013. In 2012, the net impact of foreign currency changes to our results of operations was a gain of $0.4 million. The impact of foreign currency changes related to translation resulted in an increase in stockholder’s equity of approximately $0.8 million December 31, 2012. The revenue or expense reported by us as a result of currency fluctuations will be greater in times of U.S. dollar devaluation and less in times of U.S. dollar appreciation. We generally do not enter into derivative financial instruments to manage foreign currency exposure. At March 30, 2013, we did not have any significant outstanding foreign currency hedging contracts.

Commodity pricing risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include PVC resin, aluminum and wood. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly. We manage the exposure to commodity pricing risk by increasing our selling prices for corresponding material cost increases, continuing to diversify our product mix, strategic buying programs and vendor partnering. According to the London Metal Exchange, the price of aluminum decreased approximately 4.4% for the three months ended March 30, 2013 compared to the three months ended March 31, 2012. Conversely, the average market price for PVC resin was estimated to have increased approximately 3.3% for 2013 compared to 2012. According to the London Metal Exchange, the price of aluminum decreased approximately 15.8% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Conversely, the average market price for PVC resin was estimated to have increased approximately 5.5% for 2012 compared to 2011.

Inflation

We do not believe that inflation, net of our corresponding price increases for material costs, has had a material effect on our business, financial condition or results of operations. Our lease payments related to our sale/leaseback agreement include an annual increase based on the Consumer Price Index (“CPI”), which could expose us to potential higher costs in years with high inflation. The CPI increase for the last twelve months ended March 2013 was approximately 1.5%.

Consumer and commercial credit

As general economic conditions in the United States continue to be challenging for us and our customers, we have increased our focus on the credit worthiness of our customers. These procedures are necessary to ensure that our allowance for doubtful accounts is adequate and that we are performing proper due diligence prior to initiating sales. We will continue to monitor these statistics to ensure that issues, if any, are identified in a timely manner to reduce risk and minimize our bad debt exposure. If general economic conditions continue to worsen, additional reserves may be necessary. For the years ended December 31, 2012, 2011, and 2010, the Company’s bad debt expense was $0.8 million, $1.5 million and $3.2 million, respectively.

Labor force risk

Our manufacturing process is highly engineered but involves manual assembly, fabrication, and manufacturing processes. We believe that our success depends upon our ability to employ, train, and retain qualified personnel with the ability to design, utilize and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our labor force as the U.S. housing market recovers and minimize labor inefficiencies. A significant increase in the wages paid by competing employers could result in a reduction of our labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease and any growth potential could be impaired. Historically, the Company has believed that the lag period between breaking ground on a new housing start and the utilization of our products on the exterior of a home was 90 days. The Company believes that this labor force risk has expanded the historical 90 day lag period to 120 days or more.

Business

Company overview

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing and Stone and (ii) Windows and Doors, which comprised approximately 59% and 41% of our sales, respectively, for the fiscal year ended December 31, 2012 and approximately 54% and 46% of our sales, respectively, for the three months ended March 30, 2013. These two segments produce a comprehensive product line of vinyl siding, designer accents, cellular PVC trim, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both the new construction market and the home repair and remodeling market in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers. For the year ended December 31, 2012, we had net sales of $1,121.3 million, adjusted EBITDA of $127.3 million and a net loss of $39.1 million. For the three months ended March 30, 2013, we had net sales of $257.1 million, adjusted EBITDA of $12.1 million and a net loss of $28.1 million.

Additional information concerning our business is set forth in “Management’s discussion and analysis of financial condition and results of operations.”

History

Ply Gem Holdings was incorporated as a wholly owned subsidiary of Ply Gem Investment Holdings, on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek. The Ply Gem acquisition was completed on February 12, 2004. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired seven additional businesses, and entered into an agreement to acquire one additional business, to complement and expand our product portfolio and geographical diversity. Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime. Immediately prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows.

•

On February 24, 2006, Ply Gem acquired AWC, a manufacturer of aluminum and vinyl windows products. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•

On October 31, 2006, Ply Gem completed the acquisition of MHE, a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories. MHE is part of our Siding, Fencing and Stone segment and operates under common leadership with our siding business.

•

On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we have named Pacific Windows, a leading manufacturer of premium vinyl windows and patio doors.

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On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products. Ply Gem Stone is part of our Siding, Fencing and Stone segment and operates under common leadership with our siding business.

•	On July 30, 2012, Ply Gem acquired substantially all of the assets of Greendeck, a composite products development company.

•	On April 9, 2013, Ply Gem acquired all of the capital stock of Gienow, a manufacturer of windows and doors in Western Canada.

•	On May 6, 2013, Ply Gem entered into a share purchase agreement to acquire all of the capital stock of Mitten, a leading manufacturer of vinyl siding and accessories in Canada.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

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Leading Manufacturer of Exterior Building Products.  Based on our internal estimates and industry experience, we believe we have established leading positions in many of our core product categories including: No. 1 in vinyl siding in the U.S.; No. 1 in aluminum accessories in the U.S.; No. 2 in vinyl and aluminum windows in the U.S.; No. 1 in windows and doors in Western Canada; and a leading position in vinyl siding and accessories in Canada. We achieved this success by developing a broad offering of high quality products and providing superior service to our customers. We are one of the few companies in our industry that operate a geographically diverse manufacturing platform capable of servicing our customers across the entire United States and Western Canada. The scale of our operations also positions us well as customers look to consolidate their supplier base. We believe our broad offering of leading products, geographically diverse manufacturing platform and long-term customer relationships make us the manufacturer of choice for our customers’ exterior building products needs.

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Comprehensive Product Portfolio with Strong Brand Recognition.  We offer a comprehensive portfolio of over twenty exterior building product categories covering a full range of price points. Our broad product line gives us a competitive advantage over other exterior building product suppliers who provide a narrower range of products by enabling us to provide our customers with a differentiated value proposition to meet their own customers’ needs. Our leading brands, such as Ply Gem®, Mastic® Home Exteriors, Variform®, Napco®, Georgia-Pacific (which we license) and Great Lakes® Window, are well recognized in the industry. Many of our customers actively support our brands and typically become closely tied to our brands through joint marketing and training, fostering long-term relationships under the common goal of delivering a quality product.

We believe a distinguishing factor in our customers’ selection of Ply Gem as a supplier is our innovation and quality for which our brands are known. As a result, our customers’ positive experiences with one product or brand affords us the opportunity to cross-sell additional products and effectively introduce new products. Since 2007, we have successfully implemented a more unified brand strategy to expand our cross-selling opportunities between our siding and window product offerings. For instance, we consolidated certain window product offerings under the Ply Gem brand to offer a national window platform to our customers, which we believe represents a comprehensive line of new construction and home repair and remodeling windows. Our unified branding and cross-selling strategy has produced market share gains across all product categories since 2011 with a significant retail home center, a large building products distributor, a large national builder, and several regional home builders. With our extensive product line breadth, industry-leading brands and national platform, we believe we can provide our current and future customers with a more cost-effective, single source from which to purchase their exterior building products.

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Multi-Channel Distribution Network Servicing a Broad Customer Base.  We have a multi-channel distribution network that serves both the new construction and home repair and remodeling end markets through our broad customer base of specialty and wholesale distributors, retail home centers, lumberyards, remodeling dealers and builders. Our multi-channel distribution strategy has increased our sales and penetration within these end markets, while limiting our exposure to any one customer or channel, such that our top ten customers only accounted for approximately 45.9% of our net sales in 2012. We believe our strategy enables us to minimize channel conflict, reduce our reliance on any one channel and reach the greatest number of end customers while providing us with the ability to increase our sales and to sustain our financial performance through economic fluctuations.

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Balanced Exposure to New Construction and Home Repair and Remodeling.  Our products are used in new construction and home repair and remodeling, with our diversified product mix reducing our overall exposure to any single sector. We operate in two reportable segments: (i) Siding, Fencing and Stone, which has been weighted towards home repair and remodeling, and (ii) Windows and Doors, which has historically focused on new construction. We have begun to expand our presence in the home repair and remodel window sector through the launch of a new series of repair and remodel window products, focusing on the unique requirements of this sector while leveraging our existing customer relationships. This is one of several initiatives that have been well received by our customers and that complement our established product offerings by utilizing our national sales force to sell multiple products in our portfolio. For example, our Mastic Window product, which launched in 2011, has produced favorable results with rapid net sales growth in the repair and remodeling market by leveraging our existing relationships within this sector. We believe the diversity of our end markets and products provides us with a unique opportunity to capitalize on the overall housing market recovery.

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Highly Efficient, Low Cost Operating Platform.  Since mid-2006, we have closed or consolidated eight plants, generating savings of over $30.0 million annually, and significantly reduced our workforce. Since 2006, we also invested approximately $98.3 million in capital expenditures, including new product introductions and upgrades to equipment, facilities and technology, to continue improving our vertically integrated manufacturing platform. For example, our multi-plant window manufacturing platform allows us to service our customers with minimal lead times across a broad geographic coverage area, providing us a competitive advantage with the ability to operate in just-in-time fashion. This capability provides a unique service proposition to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our PVC resin purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles. Furthermore, since 2008, we have centralized numerous back office functions to our corporate office that previously resided in our business segments. This enabled us to maximize our efficiencies and minimize selling, general, and administrative expenses during the U.S. housing downturn.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology, focus on safety and significant purchasing scale, we have improved efficiency in our manufacturing facilities while maintaining a low fixed cost structure of approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in North America with four of them having received the highest federal, state and/or provincial safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

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Proven Track Record of Acquisition Integration and Cost Savings Realization.  Our seven acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have realized meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50.0 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths and expect that this offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

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Strong Management Team with Significant Ownership.  We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the housing market recovers. As of May 22, 2013, after giving effect to the Reorganization Transactions, members of our management team held common stock representing approximately 5.3% of the shares of our Company, which will decline to 4.0% upon completion of this offering (or 3.9% if the underwriters exercise their over-allotment option in full).

Our business strategy

We are pursuing the following business and growth strategies:

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Capture Growth Related to Housing Market Recovery.  As a leading manufacturer of exterior building products, we intend to capitalize on the continued recovery in the new construction market and the anticipated recovery in the home repair and remodeling market. The NAHB

2012 estimate of single family housing starts was 535,000, which was approximately 49% below the 50-year average, representing a significant opportunity for growth as activity improves to rates that are more consistent with historical levels. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect homeowners’ purchases to focus on items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends through our exposure to the new construction and the home repair and remodeling end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for energy efficiency rebate and tax programs currently in effect or under consideration.

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Continue to Increase Market Penetration.  We intend to increase the market penetration of our siding, fencing and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America and by pursuing cross-selling opportunities. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. In 2012, we maintained our U.S. vinyl siding leading market position at approximately 36.0%. We increased our market position to 36.0% in 2011 from 32.3% in 2010 due in part to a significant customer win in the retail sales channel as well as with a top national builder. In 2012, we also continued to achieve strategic market share gains obtaining new regional window business with a large home center.

The national builder win by our siding business in 2011 was an existing top ten customer in our window business. We believe that this demonstrates the substantial opportunity across our product categories to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. Another example of this cross-selling opportunity is our 2010 introduction of a new vinyl windows line under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products. We expect to build upon our market positions as the housing market recovers from its current levels and to further enhance our leading positions.

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Expand Brand Coverage and Product Innovation.  Ply Gem’s brand building efforts extend across multiple media, including national trade journals, website marketing, social media and national consumer magazines and broadcast outlets, both in the United States and Canada, resulting in over 10 million trade impressions and more than 200 million consumer impressions in 2012. Significant brand recognition in 2012 included Fox News “Fox and Friends” morning program, Better Homes and Gardens Magazine and The New York Times, each focusing on Ply Gem’s ability to deliver a complete exterior as a single manufacturer, something we call “The Designed Exterior by Ply Gem.” Our products also frequently receive industry recognition. For example, Consumer Reports placed The Designed Exterior at the top of their list for “Five Trends you can take home from the International Builders Show” in 2012.

We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our 2008 addition of stone veneer to our product offering in the Siding, Fencing and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products. In 2013, we announced that we will be manufacturing and selling cellular PVC trim and mouldings, a low-maintenance alternative to traditional wood trim designed to work well with siding, within the estimated $1.4 billion residential trim market.

During 2012, we continued our focus on innovation by establishing a new entity under Ply Gem Industries, Foundation Labs, whose mission and purpose is to house product development from idea creation to product commercialization. By having dedicated resources committed to product development, we are investing in our future. The result of our commitment to product development and innovation has been demonstrated in the approximately $441.7 million of incremental annualized sales that we recognized for new products introduced from 2009 to 2012.

We also invest in our future and further brand development by pursuing certain strategic acquisitions if they fit our geographical footprint and strategic focus. For example, in April 2013 we acquired Gienow, a manufacturer of windows and doors in Western Canada, and in May 2013 we entered into a share purchase agreement to acquire Mitten, a leading manufacturer of vinyl siding and accessories in Canada. For additional information, see “Prospectus summary—Recent developments.” These acquisitions will provide us with a significant presence in Canada and provide us with operating efficiencies to drive further market gains.

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Drive Operational Leverage and Further Improvements.  While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina, and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Building products end markets

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by construction of new homes and repair and remodeling of existing homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New home construction

Management believes that a U.S. housing recovery is underway on a national basis, supported by favorable demographic trends, historically low interest rates and consumers who are increasingly optimistic about the U.S. housing market. New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2012, single family housing starts are estimated to have declined 64% according to the NAHB. While the industry has experienced a period of severe correction, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment, increasing consumer confidence, improving employment growth and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new household formations between 2010 and 2020 are expected to be approximately 11.8 million units.

Moreover, during 2012, single family housing starts are estimated to have increased 23.2% to 535,000 compared to 2011, having declined by 7.9% during the 2010 to 2011 period. Finally, the NAHB is currently forecasting single family housing starts to further increase in 2013 and 2014 by 24.2% and 28.9%, respectively.

Home repair and remodeling

Management believes that the U.S. home repair and remodeling products market is poised for a recovery. Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that continued to be depressed during 2012 due to general economic conditions, debt ceiling and national budget deliberations, and unemployment levels. Management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair, and an aging housing stock.

Our business

Financial information about our segments is included in the notes to our consolidated financial statements and included elsewhere in this prospectus.

Siding, Fencing and Stone segment

Products

In our Siding, Fencing and Stone segment, our principal products include vinyl siding and skirting, vinyl and aluminum soffit, aluminum trim coil, cellular PVC trim and mouldings, J-channels, wide crown molding, window and door trim, F-channels, H-molds, fascia, undersill trims, outside/inside corner posts, rain removal systems, injection molded designer accents such as shakes, shingles, scallops, shutters, vents and mounts, vinyl fence, vinyl and composite railing and stone veneer. We sell our siding and accessories under our Variform®, Napco®, Mastic® Home Exteriors and Cellwood® brand names and under the Georgia-Pacific brand name through a private label program. We also sell our vinyl siding and accessories to Lowe’s under our Durabuilt® private label brand name. Our cellular PVC Trim products are sold under our Ply Gem® Trim and Mouldings brand name. Our vinyl and vinyl-composite fencing and railing products are sold under our Kroy® and Kroy Express brand names. Our stone veneer products are sold under our Ply Gem Stone brand name. A summary of our product lines is presented below according to price point:

	Mastic® Home Exteriors	Variform®	Napco®	Cellwood ®	Durabuilt®	Georgia Pacific	Kroy®	Ply Gem® Stone	Ply Gem ® Trim and Mouldings(1)
Specialty/Super Premium	Cedar Discovery® Structure® EPS Premium Insulated Siding	Heritage Cedar™ Climaforce™	Cedar Select® American Essence™	Cedar Dimensions™	670 Series™ Hand Split 650 Series™ Shingle Siding 660 Series™ Round Cut Siding	Cedar Spectrum™ Caliber		Fieldstone Tuscan Fieldstone Shadow Ledgestone Cut Cobblestone Cobblestone Ridgestone Riverstone Brick True Stack
Premium	Quest® T-Lok® Barkwood® Liberty Elite® Board + Batten	Timber Oak Ascent™ Vortex Extreme™ Board + Batten	American Splendor® Board + Batten™	Dimensions® Board + Batten	480 Series™ 440 Series™	Cedar Lane® Select Board + Batten	Elegance Vinyl Fence and Composite Rail		Trim Boards Corners Post Wraps Mouldings
Standard	Carvedwood 44® Silhouette Classic® Ovation™ Charleston Beaded®	Camden Pointe® Nottingham® Ashton Heights® Victorian Harbor®	American Herald® American Tradition American 76 Beaded®	Progressions® Colonial Beaded	450 Series™ Beaded	Heritage Hill™ Forest Ridge® Shadow Ridge® Castle Ridge® Somerset™ Beaded	Performance Vinyl Fence and Rail
Economy	Mill Creek® Brentwood® Eclipse	Contractors Choice®	American Comfort®	Evolutions®	410 Series™	Chatham Ridge® Vision Pro® Parkside® Oakside®	Classic Vinyl Fence

(1)	The cellular PVC Trim product category launched during the first quarter of 2013.

The breadth of our product lines and our multiple brand and price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end users (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution network that serves both the new construction and the home repair and remodeling sectors, which exhibit different, often counter-balancing, demand characteristics. In conjunction with our multiple brand and price point strategy, we believe our multi-channel distribution strategy enables us to increase our sales and sector penetration while minimizing channel conflict. We believe our strategy reduces our dependence on any one channel, which provides us with a greater ability to sustain our financial performance through economic fluctuations.

We sell our siding and accessories to specialty distributors (one-step distribution) and to wholesale distributors (two-step distribution). Our specialty distributors sell directly to remodeling contractors and builders. Our wholesale distributors sell to retail home centers and lumberyards who, in turn, sell to remodeling contractors, builders and consumers. In the specialty channel, we have developed an extensive network of approximately 800 independent distributors, serving over 22,000 contractors and builders nationwide. We are well-positioned in this channel as many of these distributors are both the largest and leading consolidators in the industry. In the wholesale channel, we are the sole supplier of vinyl siding and accessories to BlueLinx (formerly a distribution operation of the Georgia-Pacific Corporation), one of the largest building products distributors in the United States. Through BlueLinx and our BlueLinx dedicated sales force, our Georgia-Pacific private label vinyl siding products are sold at major retail home centers, lumberyards and manufactured housing manufacturers. A portion of our siding and accessories is also sold directly to home improvement centers. Our growing customer base of fencing and railing consists of fabricators, distributors, retail home centers and lumberyards. Our customer base of stone veneer products consists of distributors, lumberyards, retailers and contractors.

For the three months ended March 30, 2013, our largest customer was BlueLinx, which comprised 20.0% of the net sales of our Siding, Fencing and Stone segment. For the years ended December 31, 2012 and 2011, our largest customer was ABC Supply Co., Inc., which comprised 17.1% and 14.7% of the net sales of our Siding, Fencing and Stone segment, respectively.

Production and facilities

Vinyl siding, skirting, soffit and accessories are manufactured in our Martinsburg, West Virginia, Jasper, Tennessee, Stuarts Draft, Virginia and Kearney, Missouri facilities, while all metal products are produced in our Sidney, Ohio facility. The majority of our injection molded products such as shakes, shingles, scallops, shutters, vents and mounts are manufactured in our Gaffney, South Carolina facility. The cellular PVC trim and mouldings products are manufactured in Kearney, Missouri. The vinyl, metal, and injected molded plants have sufficient capacity to support planned levels of sales growth for the foreseeable future. Our fencing and railing products are currently manufactured at our York, Nebraska and Fair Bluff, North Carolina facilities. The fencing and railing plants have sufficient capacity to support our planned sales growth for the foreseeable future. Our stone veneer products are manufactured at our Middleburg, Pennsylvania facility. Our manufacturing facilities are among the safest in all of North America with three of them having received the highest federal and/or state OSHA safety award and rating.

Raw materials and suppliers

PVC resin and aluminum are major components in the production of our Siding, Fencing and Stone products. PVC resin and aluminum are commodity products and are available from both domestic and international suppliers. Changes in PVC resin and aluminum prices have a direct impact on our cost of products sold. Historically, we have been able to pass on the price increases to our customers. The results of operations for individual quarters can be negatively impacted by a delay between the time of raw material cost increases and price increases that we implement in our products, or conversely can be positively impacted by a delay between the time of a raw material price decrease and competitive pricing moves that we implement accordingly.

Competition

We compete with other national and regional manufacturers of vinyl siding, aluminum, cellular PVC, fencing and stone products. We believe we are currently the largest manufacturer of vinyl siding in North America. Our vinyl siding competitors include CertainTeed, Associated Materials, Inc., Royal Building Products and smaller, regional competitors. Based on our internal estimates and industry experience, we believe that we have a U.S. vinyl siding market position of 36.0%, consistent with 2011. Our aluminum accessories competitors include Alsco, Gentek and other smaller regional competitors. Significant growth in vinyl fencing and railing has attracted many new entrants, and the sector today is fragmented. Our cellular PVC Trim and Moulding competitors include Azek, Inteplast, Kommerling (KOMA), Jain (Excel), Wolfpac (Veratex), Tapco (Kleer), CertainTeed and Royal Building Products. Our fencing and railing competitors include U.S. Fence, Homeland, Westech, Bufftech, and Azek. Our stone veneer competitors include Boral, Eldorado Stone, Coronado Stone and smaller, regional competitors. We generally compete on product quality, breadth of product offering, sales and service support. In addition to competition from other vinyl siding, fencing and stone products, our products face competition from alternative materials, such as wood, metal, fiber cement and masonry. Increases in competition from other exterior building products manufacturers and alternative building materials could cause us to lose customers and lead to net sales decreases.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Siding, Fencing and Stone segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Siding, Fencing and Stone segment is dependent on any one of our trademarks, we believe that our trademarks are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because a portion of our overhead and expenses are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

We generally carry increased working capital during the first half of a fiscal year to support those months where customer demand exceeds production capacity. We believe that this is typical within the industry.

Backlog

Our Siding, Fencing and Stone segment had a backlog of approximately $8.8 million at March 30, 2013, $9.5 million at December 31, 2012 and $8.5 million at December 31, 2011. We filled 100% of the backlog at December 31, 2011 during 2012. We expect to fill 100% of the orders that were included in our backlog at December 31, 2012 and March 30, 2013.

Windows and Doors segment

Products

In our Windows and Doors segment, our principal products include vinyl, aluminum, wood and clad-wood windows and patio doors and steel, wood, and fiberglass entry doors that serve both the new construction and the home repair and remodeling sectors in the United States and Canada. Our products in our Windows and Doors segment are sold under the Ply Gem® Windows, Great Lakes® Window, Mastic® by Ply Gem, and Ply Gem® Canada brands. In the past, we have also sold our windows and doors under our CWD Windows and Doors brand names. A summary of our current product lines is presented below according to price point:

	Ply Gem U.S. Windows		Mastic by Ply Gem	Great Lakes Window	Ply Gem Canada

	New Construction	Replacement		Replacement	New Construction
Specialty/ Super- Premium	Mira® Premium Series	Select Series	Mastic 5000 Series	Uniframe® EcoSMART	Regency® Ambassador® Fusion®
Premium	Pro Series - West	Premium Series	Mastic 4000 Series	Lifestyles®	Envoy® Diplomat® Concorde®
Standard	Pro Series - East	Pro Series	Mastic 3000 Series	Seabrooke®	Pro Series
Economy	Builder Series	Contractor Series		Bayshore®

We continue introducing new products to the portfolio which allow us to enter or further penetrate new distribution channels and customers. The breadth of our product lines and our multiple price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end user markets (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution and product strategy that enables us to serve both the new construction and the home repair and remodeling sectors. By offering this broad product offering and industry leading service, we are able to meet the local needs of our customers on a national scale. This strategy has enabled our customer base (existing and new) to simplify their supply chain by consolidating window suppliers. Our good, better, best product and price point strategy allows us to increase our sales and sector penetration while minimizing channel conflict. This strategy reduces our dependence on any one channel, providing us with a greater ability to sustain our financial performance through economic fluctuations.

The new construction product lines are sold for use in new residential and light commercial construction through a highly diversified customer base, which includes independent building material dealers, regional/national lumberyard chains, builder direct/OEMs and retail home centers. Our repair and remodeling window products are primarily sold through independent home improvement dealers, one-step distributors and big box retail outlets. Dealers typically market directly to homeowners or contractors in connection with remodeling requirements while distributors concentrate on local independent retailers.

In Canada, sales of product lines for new construction are predominantly made through direct sales to builders and contractors, while sales for repair and remodeling are made primarily through retail lumberyards. Ply Gem Canada products are distributed through nine company-owned distribution centers.

Our sales to our five largest window and door customers represented 30.8%, 28.6% and 28.9% of the net sales of our Windows and Doors segment for the three months ended March 30, 2013 and the years ended December 31, 2012 and 2011, respectively.

Production and facilities

Our window and door products leverage a network of vertically integrated production and distribution facilities located in Virginia, Ohio, North Carolina, Georgia, Texas, California, Washington and Alberta, Canada. Our window and door manufacturing facilities have benefited from our continued investment and commitment to product development and product quality combined with increasing integration of best practices across our product offerings. In 2010, we began producing vinyl compound for our west coast facilities which improved our operating efficiency and resulted in lower production cost for these items. In 2010, we continued making upgrades to insulated glass production lines in anticipation of more stringent energy efficiency requirements driven by changes in building codes and consumer demand for Energy Star rated products.

While market conditions required us to close three facilities in 2009, all of our facilities have the ability to increase capacity in a cost effective manner by expanding production shifts. Any capacity increase may, however, initially be offset by labor inefficiencies or difficulties obtaining the appropriate labor force. Ongoing capital investments will focus upon new product introductions and simplification, equipment maintenance and cost reductions. Our manufacturing facility in Alberta, Canada received the highest provincial safety award during 2010, demonstrating our commitment to safety.

During 2012, our Windows and Doors segment streamlined its product offerings by realigning its SKUs to simplify the structure and manufacturing process while maximizing product features for our customers at competitive prices.

Raw materials and suppliers

PVC compound, wood, aluminum and glass are major components in the production of our window and door products. These products are commodity products available from both domestic and international suppliers. Historically, changes in PVC compound, aluminum billet and wood cutstock prices have had the most significant impact on our material cost of products sold in our Windows and Doors segment. We are one of the largest consumers of PVC resin in North America and we continue to leverage our purchasing power on this key raw material. The PVC resin compound that is used in our window lineal production is produced internally. The leveraging of our PVC resin buying power and our PVC resin compounding capabilities benefits all of our window companies. Our window plants have consolidated glass purchases to take advantage of strategic sourcing savings opportunities. In addition, we have continued to vertically integrate aluminum extrusion in our window plants.

Competition

The window and patio door sector remains fragmented, comprised primarily of local and regional manufacturers with limited product offerings. The sector’s competitors in the United States include national brands, such as Jeld-Wen, Simonton, Pella and Andersen, and numerous regional brands, including MI Home Products, Atrium, Weathershield and Milgard. Competitors in Canada include Jeld-Wen, All Weather, Loewen, and numerous regional brands. We generally compete on service, product performance, product offering, sales and support. We believe all of our products are competitively priced and that we are one of the only manufacturers to serve all end markets and price points.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Windows and Doors segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Windows and Doors segment is dependent on any one of our trademarks, we believe that our trademarks are important to the Windows and Doors segment and the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Accordingly, our working capital is typically higher in the second and third quarters as well. Because much of our overhead and expense are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

Because we have successfully implemented lean manufacturing techniques and many of our windows and doors are made to order, inventories in our Windows and Doors segment do not change significantly with seasonal demand.

Backlog

Our Windows and Doors segment had a backlog of approximately $33.6 million at March 30, 2013, $24.8 million at December 31, 2012 and $19.4 million at December 31, 2011. We filled 100% of the backlog at December 31, 2011 during 2012. We expect to fill 100% of the orders that were included in our backlog at December 31, 2012 and March 30, 2013.

Environmental and other regulatory matters

We are subject to United States and Canadian federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites, and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. In addition, we have been identified as one of many potentially responsible parties for contamination present at certain offsite locations to which we or our predecessors are alleged to have sent hazardous materials for recycling or disposal. We may be held liable, or incur fines or penalties, in connection with such requirements or liabilities for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for known or newly-discovered contamination at any of our properties from activities conducted by previous occupants. The amount of such liability, fine or penalty may be material, and certain environmental laws impose strict, and under certain circumstances joint and several, liability for the cost of addressing releases of hazardous substances upon certain classes of persons, including site owners or operators and persons that disposed or arranged for the disposal of hazardous substances at contaminated sites.

We believe that we maintain all material permits required to operate our business and that our current operations are in substantial compliance with such permit terms, with the exception of the late filing on January 10, 2013 of the Title V semi-annual monitoring report for our Rocky Mount, Virginia facility air permit, for which we are currently investigating certain assumptions and calculations used in the permit development. Based on current information, we do not believe that any known compliance obligations, claims, releases or investigations will have a material adverse effect on our results of operations, cash flows or financial position. However, there can be no guarantee that previously known or newly-discovered matters or any inability to enforce our available indemnification rights against previous owners of our subsidiaries will not result in material costs or liabilities.

Under the stock purchase agreement governing the Ply Gem acquisition, our former parent, Nortek, has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from our former ownership or operation of subsidiaries or properties where such ownership or operation ceased prior to the completion of the Ply Gem acquisition and for certain other liabilities. Our ability to seek indemnification from Nortek is, however, limited by the strength of Nortek’s financial condition, which could change in the future, as well as by limits to any such indemnities or obligations. Nortek has also covenanted that after the Ply Gem acquisition, it will not dispose of all or substantially all of its property and assets in a single transaction or series of related transactions, unless the acquirer of either its residential building products segment or HVAC segment (whichever is sold first) assumes all of Nortek’s obligations (including Nortek’s indemnification obligations) under the stock purchase agreement.

We are currently involved in environmental proceedings involving Ply Gem Canada and Alberta Environment (arising from subsurface contamination discovered at our Calgary, Alberta property), and we may in the future be subject to environmental proceedings involving Thermal-Gard, Inc. (arising from groundwater contamination in Punxsutawney, Pennsylvania), Kroy Building Products, Inc. (relating to contamination in a drinking water well in York, Nebraska), and MHE (relating to a closed landfill site in Sidney, Ohio). Under the stock purchase agreement governing the Ply Gem acquisition, Nortek is to indemnify us fully for any liability in connection with the Punxsutawney contamination. Alcan Aluminum Corporation assumed the obligation to indemnify us with respect to certain liabilities for environmental contamination of the York property occurring prior to 1994 when it sold the property to us in 1998. Our former subsidiary, Hoover Treated Wood Products, Inc., is involved in an environmental proceeding with the Georgia Department of Natural Resources in connection with a contaminated landfill site in Thomson, Georgia. While we had assumed an obligation to indemnify the purchaser of our former subsidiary when we sold Hoover Treated Wood Products, Inc., our obligation has been novated and assumed by Nortek. Our ability to seek indemnification or enforce other obligations is, however, limited by the strength of the financial condition of the indemnitor or responsible party, which could change in the future, as well as by limits of any such indemnities or obligations.

In 2011, MW, a subsidiary of MWM Holding, entered into an Administrative Order on Consent with the EPA, Region III, under Section 3008(h) of the RCRA, primarily relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. As part of the Administrative Order on Consent, MW provided the EPA with a facility investigation work plan and a preliminary cost estimate of approximately $1.8 million over the remediation period. This facility investigation work plan was approved by the EPA for initiation of remediation work in December 2012. Certain liabilities for this subject contamination have been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, we are similarly indemnified by U.S. Industries, Inc. Our ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future.

In addition, under the stock purchase agreement governing the MWM Holding acquisition, the sellers agreed to indemnify us for the first $250,000 in certain costs of compliance with the New Jersey Industrial Site Recovery Act at a facility of MW in Hammonton, New Jersey and for 75% of any such costs between $250,000 and $5.5 million. Our ability to seek indemnification is, however, limited by the strength of the sellers’ financial condition, which could change in the future, as well as by limits to this indemnity.

We voluntarily comply with the Vinyl Siding Institute (“VSI”) Certification Program with respect to our vinyl siding and accessories. Under the VSI Certification Program, third party verification and certification, provided by Architectural Testing, Inc. (“ATI”), is used to ensure uniform compliance with the minimum standards set by the American Society for Testing and Materials (“ASTM”). Those products compliant with ASTM specifications for vinyl siding will perform satisfactorily in virtually any environment. Upon certification, products are added to the official VSI list of certified products and are eligible to bear the official VSI certification logo.

Employees

As of March 30, 2013, we had 5,336 full-time employees worldwide, of whom 4,929 were in the United States and 407 were in Canada. We consider our relations with our employees to be good. Employees at our Canadian plant and our Bryan, Texas plant are currently our only employees with whom we have a collective bargaining agreement.

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Approximately 3.9% of our total employees are represented by the United Brotherhood of Carpenters and Joiners of America, pursuant to a collective bargaining agreement with certain of our Canadian employees, which expires on December 31, 2014.

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Approximately 9.8% of our total employees are represented by the International Chemical Workers Union Council, pursuant to a collective bargaining agreement with certain of our Alenco Windows employees, which expires on December 4, 2013.

Financial information about geographic areas

All of the Company’s operations are located in the United States and Canada.

Revenue from external customers for the three months ended March 30, 2013 consisted of:

•	$240.6 million from United States customers
•	$15.7 million from Canadian customers
•	$0.8 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2012 consisted of:

•	$1,043.6 million from United States customers
•	$74.4 million from Canadian customers
•	$3.3 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2011 consisted of:

•	$959.2 million from United States customers
•	$70.9 million from Canadian customers
•	$4.8 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2010 consisted of:

•	$915.5 million from United States customers
•	$75.9 million from Canadian customers
•	$4.5 million from all other foreign customers

At March 30, 2013, December 31, 2012, 2011 and 2010, long-lived assets totaled approximately $16.6 million, $17.1 million, $17.1 million, and $18.0 million, respectively, in Canada, and $597.8 million, $601.7 million, $630.9 million and $667.5 million, respectively, in the United States. We are exposed to risks inherent in any foreign operation, including foreign exchange rate fluctuations.

Properties

Our corporate headquarters are located in Cary, North Carolina. We own and lease several additional properties in the United States and Canada. We operate the following facilities as indicated, and each facility is leased unless indicated with “Owned” under the Lease Expiration Date column below.

Location	Square Footage	Facility Use	Lease Expiration Date

Siding, Fencing and Stone Segment
Jasper, TN	270,000	Manufacturing and Administration	Owned
Fair Bluff, NC(1)	198,000	Manufacturing and Administration	9/30/2024
Kearney, MO(1)	175,000	Manufacturing and Administration	9/30/2024
Kansas City, MO	125,000	Warehouse	12/31/2013
Valencia, PA(2)	104,000	Manufacturing and Administration	9/30/2024
Martinsburg, WV(1)	163,000	Manufacturing and Administration	9/30/2024
Martinsburg, WV	165,000	Warehouse	4/14/2016
York, NE(1)	76,000	Manufacturing	9/30/2024
Stuarts Draft, VA	257,000	Manufacturing and Administration	Owned
Sidney, OH	819,000	Manufacturing and Administration	Owned
Gaffney, SC	259,000	Manufacturing and Administration	Owned
Harrisonburg, VA	358,000	Warehouse	2/28/2018
Kansas City, MO	36,000	Administration	12/31/2017
Middleburg, PA	100,000	Manufacturing and Administration	12/31/2016
South Pittsburgh, TN	95,000	Warehouse	10/31/2014
Gaffney, SC	55,000	Warehouse	12/31/2013
Selinsgrove, PA	32,000	Warehouse	Month-to-month

Location	Square Footage	Facility Use	Lease Expiration Date

Windows and Doors Segment
Calgary, AB, Canada(1)	301,000	Manufacturing and Administration	9/30/2024
Walbridge, OH(1)	250,000	Manufacturing and Administration	9/30/2024
Walbridge, OH	20,000	Warehouse	5/30/2017
Rocky Mount, VA(1)	600,000	Manufacturing and Administration	9/30/2024
Rocky Mount, VA	163,000	Manufacturing	5/31/2013
Rocky Mount, VA	180,000	Manufacturing	8/31/2016
Rocky Mount, VA	70,000	Warehouse	2/16/2016
Rocky Mount, VA	80,000	Warehouse	8/31/2013
Rocky Mount, VA	120,000	Warehouse	8/31/2016
Rocky Mount, VA	50,000	Warehouse	Month-to-month
Roanoke, VA	13,000	Administration	Month-to-month
Fayetteville, NC	56,000	Warehouse	Owned
Peachtree City, GA	148,000	Manufacturing	8/19/2014
Peachtree City, GA	40,000	Manufacturing	Owned
Dallas, TX(3)	54,000	Manufacturing	8/31/2015
Dallas, TX(3)	29,000	Warehouse	6/30/2015
Bryan, TX	273,000	Manufacturing and Administration	8/20/2014
Bryan, TX	75,000	Manufacturing	12/31/2014
Auburn, WA	262,000	Manufacturing and Administration	10/31/2017
Corona, CA	128,000	Manufacturing and Administration	12/30/2015
Sacramento, CA	234,000	Manufacturing and Administration	9/12/2019
Tualatin, OR	8,000	Warehouse	Month-to-month
Edmonton, AB, Canada	29,000	Warehouse	4/30/2016
Red Deer, AB, Canada	7,000	Warehouse	4/30/2016
Medicine Hat, AB, Canada	9,000	Warehouse	12/31/2017
Regina, SK, Canada	10,000	Warehouse	5/31/2015
Saskatoon, SK, Canada	17,000	Warehouse	Owned
Grand Prairie, AB, Canada	4,000	Warehouse	12/31/2013
Winnipeg, MB, Canada	9,000	Warehouse	3/31/2014
Langley, BC, Canada	9,000	Warehouse	2/28/2014
Calgary, AB, Canada	351,000	Manufacturing and Administration	10/30/2022
Kelowna, BC, Canada	15,000	Warehouse	6/30/2021
Prince George, BC, Canada	7,000	Warehouse	5/31/2021
Vancouver, BC, Canada	17,000	Warehouse	10/31/2016
Kamloops, BC, Canada	1,000	Warehouse	10/31/2013
Edmonton, AB, Canada	18,000	Warehouse	4/30/2018
Lethbridge, AB, Canada	3,000	Warehouse	12/31/2013
Grand Prairie, SK, Canada	3,000	Warehouse	Month-to-month
Saskatoon, SK, Canada	6,000	Warehouse	3/31/2014
Winnipeg, MB, Canada	9,000	Warehouse	12/31/2016

Corporate
Cary, NC	20,000	Administration	10/31/2015

(1)	These properties are included in a long-term lease entered into as a result of a sale/leaseback agreement entered into in August 2004 as part of the funding for the purchase of MWM Holding.

(2)	This property was subleased to a third party during 2010.

(3)	The lease for these two properties was adjusted in 2013 to consolidate operations into one larger facility.

Legal proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, personal injury, product liability, warranty, and modification, adjustment or replacement of component parts or units sold. The following is a general description of certain environmental and legal proceedings to which we and our subsidiaries are a party and certain related matters.

In 2011, MW, a subsidiary of MWM Holding, entered into an Administrative Order on Consent with the EPA, Region III, under Section 3008(h) of the RCRA, primarily relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. During 2011, as part of the Administrative Order on Consent, MW provided the EPA with a facility investigation work plan and a preliminary cost estimate of approximately $1.8 million over the remediation period, which is estimated through 2023. As a result, the Company incurred an incremental expense of approximately $1.6 million during the year and quarter ended December 31, 2011 to record an additional accrual for this preliminary cost estimate. This expense has been recognized within SG&A expenses for the year ended December 31, 2011 in the consolidated statement of operations. The Company has recorded approximately $0.3 million and $0.5 million of this environmental liability within current liabilities and approximately $1.5 million and $1.3 million within other long-term liabilities in the Company’s consolidated balance sheet at December 31, 2012 and December 31, 2011, respectively. The Company will adjust this environmental remediation liability in future periods, if necessary, as further information develops or circumstances change.

Certain liabilities for this contamination were previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, the Company is similarly indemnified by U.S. Industries, Inc. The Company’s ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future. As of December 31, 2012, no recovery has been recognized on the Company’s consolidated balance sheet but the Company will actively pursue the validity of this indemnity in future periods and will recognize future recoveries in the period in which they become probable.

In John Gulbankian and Robert D. Callahan v. MW Manufacturers, Inc., a purported class action filed in March 2010 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s V-Wood windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Eric Hartshorn and Bethany Perry v. MW Manufacturers, Inc., a purported class action filed in July 2012 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s Freedom and Freedom 800 windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Anthony Pagliaroni v. Mastic Home Exteriors, Inc. and Deceuninck North America, LLC, a purported class action filed in January 2012 in the United States District Court for the District of Massachusetts, plaintiff, on behalf of himself and all others similarly situated, alleges damages as a result of the defective design and manufacture of Oasis composite deck and railing, which was manufactured by Deceuninck North America, LLC (“Deceuninck”) and sold by MHE. The plaintiff seeks a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The damages sought in this action have not yet been quantified. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim. Deceuninck, as the manufacturer of Oasis deck and railing, has agreed to indemnify us for certain liabilities related to this claim pursuant to the sales and distribution agreement, as amended, between Deceuninck and MHE. Our ability to seek indemnification from Deceuninck is, however, limited by the terms of the indemnity as well as the strength of Deceuninck’s financial condition, which could change in the future.

In The Muhler Company, Inc. v. Ply Gem Prime Holdings, Inc. et al., a lawsuit filed in April 2011 in the United States District Court for the District of South Carolina, Charleston Division, plaintiff alleges unfair competition and trade practices. The plaintiff seeks a variety of relief, including (i) consequential damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. This action was dismissed by the Court in April 2013 after granting the Company’s motion for summary judgment with respect to the federal Lanham Act claims. The plaintiff filed a notice of appeal in May 2013. The damages sought in this action have not yet been quantified. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Karl Memari v. Ply Gem Prime Holdings, Inc. et al., a purported class action filed in March 2013 in the United States District Court for the District of South Carolina, Charleston Division, plaintiff, on behalf of himself and all others similarly situated, alleges damages as a result of the illegality and/or defects of MW’s vinyl clad windows. The plaintiff seeks a variety of relief, including (i) actual and compensatory damages, (ii) punitive damages, and (iii) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is at a preliminary stage, and the Company believes it has valid defenses to this claim and will vigorously defend this claim.

While the Company believes it has valid defenses to these claims and will vigorously defend, litigation is subject to many uncertainties and there cannot be any assurance that the Company will ultimately prevail or, in the event of an unfavorable outcome or settlement of litigation, that the ultimate liability would not be material and would not have a material adverse effect on the business, results of operations, cash flows or financial position of the Company.

Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)

Frederick J. Iseman	60	Chairman of the Board and Director
Gary E. Robinette	64	President, Chief Executive Officer, Vice Chairman of the Board and Director
Shawn K. Poe	51	Vice President and Chief Financial Officer
John Wayne	51	Executive Vice President, Chief Operating Officer
John Buckley	48	President, Siding, Fencing and Stone
Lynn Morstad	49	President, U.S. Windows and Doors
David N. Schmoll	54	Senior Vice President, Human Resources
Timothy D. Johnson	38	General Counsel
Robert A. Ferris	71	Director
Steven M. Lefkowitz	48	Director
John D. Roach	69	Director
Michael Haley	62	Director
Timothy T. Hall	44	Director
Jeffrey T. Barber	60	Director

Set forth below is a brief description of the business experience of each of the members of our board of directors and our executive officers.

Frederick J. Iseman - Chairman of the Board and Director

Since the Ply Gem acquisition, Frederick Iseman has served as our Chairman of the board of directors. Mr. Iseman is currently Chairman and CEO of CI Capital Partners, a private equity firm which was founded by Mr. Iseman in 1993. Prior to establishing CI Capital Partners, Mr. Iseman founded Hambro-Iseman Capital Partners, a merchant banking firm. From 1988 to 1990, Mr. Iseman was a member of the Hambro International Venture Fund. Mr. Iseman is a former Chairman of the Board of Anteon International Corporation and a former director of Buffets Holdings, Inc. Mr. Iseman graduated from Yale University with a BA in English Literature.

Mr. Iseman’s experience in the private equity field provides us with valuable insight regarding acquisitions, debt financings, equity financings and public market sentiment. In addition, Mr. Iseman’s experience with growing portfolio companies similar to the Company provides benchmarking and other industry tools pertinent to us. Mr. Iseman’s background and experiences qualify him to serve as Chairman of the Board.

Gary E. Robinette - President, Chief Executive Officer, Vice Chairman of the Board and Director

Gary E. Robinette was appointed our President and Chief Executive Officer in October 2006 at which time he was also elected to our board of directors. Mr. Robinette was elected Vice Chairman of the board of directors in May 2013. Prior to joining Ply Gem, Mr. Robinette served as Executive Vice President and COO at Stock Building Supply, formerly a Wolseley company, since

September 1998, and was also a member of the Wolseley North American Management board of directors. Mr. Robinette held the position of President of Erb Lumber Inc., a Wolseley company, from 1993 to 1998 and served as Chief Financial Officer and Vice President of Carolina Holdings which was the predecessor company of Stock Building Supply. Mr. Robinette received a BS in accounting from Tiffin University and a MBA from Xavier University, where he is a member of the Board of Trustees. He is also a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies and serves on the board of directors for three companies sponsored by private equity firms.

Mr. Robinette’s 36 years of experience with building products and distribution companies provides the board with relevant industry knowledge and expertise pertinent to the current economic environment. Throughout Mr. Robinette’s tenure with various building product companies, he has experienced the housing industry’s thriving growth, as well as a number of recessionary declines in the market. These experiences provide the board with valuable insight regarding strategic decisions and the future direction and vision of the Company.

Shawn K. Poe - Vice President and Chief Financial Officer

Since the Ply Gem acquisition, Mr. Poe has served as our Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. Poe was appointed Vice President of Finance of our siding and accessories subsidiaries in March 2000. Prior to joining the Company, Mr. Poe held the position of Corporate Controller and various other accounting positions at Nordyne, Inc., which he joined in 1990. In addition, Mr. Poe held various accounting positions with Federal Mogul Corporation from 1984 to 1990. Mr. Poe graduated from Southeast Missouri State University in 1984 with a BS in Accounting. Mr. Poe graduated from Fontbonne College in 1994 with an MBA.

John Wayne - Executive Vice President, Chief Operating Officer

Mr. Wayne was appointed Executive Vice President and Chief Operating Officer of the Company on June 1, 2012 after having served as President of our Siding, Fencing and Stone group subsidiaries since January of 2002. Mr. Wayne joined the Company in 1998, and prior to his appointment to President of our Siding, Fencing and Stone group had been Vice President of Sales and Marketing for our Variform and Napco siding and accessories subsidiaries. Prior to joining us, Mr. Wayne worked for Armstrong World Industries, Inc. from 1985 to 1998, holding a variety of sales management positions, including Vice President of Sales. Mr. Wayne served as the Chairman of the Vinyl Siding Institute, the Chairman of the VSI Code and Regulatory Committee, and Chairman of the VSI board of directors through December 2007 when his term ended. Mr. Wayne graduated from the University of Wisconsin in 1984 with a BBA in Finance and Marketing.

John Buckley - President, Siding, Fencing and Stone

Mr. Buckley was appointed President of our Siding, Fencing and Stone group effective June 1, 2012. Mr. Buckley joined the Company in 1999, and prior to his appointment to President of our Siding, Fencing and Stone group had been Senior Vice President of Sales for our Siding, Fencing and Stone group. Prior to joining us, Mr. Buckley worked for CertainTeed from 1991 to 1999, holding a variety of sales management positions, Mr. Buckley received a BA in communications from the University of Michigan in 1986, and a MSA from Madonna University in 1991.

Lynn Morstad - President, U.S. Windows and Doors

Mr. Morstad was appointed President of our U.S. Windows and Doors group in October 2007 after having served as President of our New Construction Window Group since November 2006. Prior to that, Mr. Morstad served as President, Chief Operating Officer and Chief Financial Officer respectively of MW Manufacturers Inc., a Ply Gem subsidiary he joined in 2000. From March 1998 to May 2000, Mr. Morstad was employed by the Dr. Pepper/Seven Up division of Cadbury Schweppes as Vice President and Corporate Controller. In addition, Mr. Morstad served in senior financial positions, including Vice President Controller with various divisions of the Newell Company for more than eight years. Mr. Morstad is a graduate of the University of Iowa.

David N. Schmoll - Senior Vice President, Human Resources

Mr. Schmoll was appointed Senior Vice President of Human Resources in July 2007. Prior to joining Ply Gem, he served as Vice President of Stock Building Supply (formerly a Wolseley plc company) since 1995. Prior to that position, he served as Director of Human Resources since 1989 at Carolina Holdings, the predecessor company of Stock Building Supply, with responsibility for all human resource and development functions. Previously, Mr. Schmoll served in both human resource and collective bargaining positions at Reynolds & Reynolds. Mr. Schmoll graduated from the University of North Texas in 1981 and has attended executive development programs at both Duke University and the International Institute of Management Development.

Timothy D. Johnson - General Counsel

Mr. Johnson joined the Company in June 2008 as Senior Vice President and General Counsel. Prior to joining the Company, he served as Vice President and Regional Counsel at Arysta LifeScience North America from 2006 to 2008. Previously, Mr. Johnson was an attorney with the law firms of Hunton & Williams from 2003 to 2006 and Wilson Sonsini Goodrich & Rosati from 2001 to 2003. Mr. Johnson received a BA in biology from Taylor University in 1997, and a JD from Duke University School of Law in 2001.

Robert A. Ferris - Director

Since the Ply Gem acquisition, Robert A. Ferris has served as a director. Mr. Ferris retired as Managing Director of CI Capital Partners in December 2007, and was employed by CI Capital Partners since March 1998. From 1981 to February 1998, Mr. Ferris was a General Partner of Sequoia Associates (a private investment firm headquartered in Menlo Park, California). Prior to founding Sequoia Associates, Mr. Ferris was a Vice President of Arcata Corporation, a NYSE-listed company. Mr. Ferris is a former director of Anteon International Corporation, Buffets Holdings, Inc., Timberjack, Inc. and Champion Road Machinery Ltd. and is currently a director of A-T Solutions, Inc. Effective January 1, 2008, Mr. Ferris assumed the position of President of Celtic Capital LLC, the investment manager of the entities that primarily hold the assets and investments of the Ferris Family. Mr. Ferris attended Boston College and Fordham Law School.

Mr. Ferris’s prior tenure with CI Capital Partners as well as his public company experience as a director provides the board with extensive knowledge of the debt and equity markets and the effect that pending strategic decisions will have on these public markets. Mr. Ferris provides advice regarding the impact of certain strategic decisions on both the Company and our industry.

Steven M. Lefkowitz - Director

Since the Ply Gem acquisition, Steven M. Lefkowitz has served as a director. Mr. Lefkowitz is President and Chief Operating Officer of CI Capital Partners, which he co-founded in 1993. From 1988 to 1993, Mr. Lefkowitz was employed by Mancuso & Company, a private investment firm, and served in several positions including as Vice President and as a Partner of Mancuso Equity Partners. Mr. Lefkowitz is a former director of Anteon International Corporation and Buffets Holdings, Inc. Mr. Lefkowitz graduated from Northwestern University and Kellogg Graduate School of Management.

Mr. Lefkowitz’s experience with private equity markets provides the board integral knowledge with respect to acquisitions, debt financings and equity financings.

John D. Roach - Director

Since the Ply Gem acquisition, Mr. Roach has served as a director. Mr. Roach is Chairman of the Board and Chief Executive Officer of Stonegate International, a private investment and advisory services company, and has been employed by Stonegate International since 2001. Mr. Roach served as Chairman of the Board, President and Chief Executive Officer of Builders FirstSource, Inc. from 1998 to 2001, and as Chairman of the Board, President and Chief Executive Officer of Fibreboard Corporation from 1991 to 1997. From 1987 to 1991, Mr. Roach held senior positions with Johns Manville Corporation, including President of Building Products Operations as well as Chief Financial Officer of Manville Corp., and served as a Senior Officer with Braxton Associates, Booz Allen Hamilton as well as The Boston Consulting Group. In addition, Mr. Roach currently serves as a director of URS Corporation, an engineering firm, a director of PMI Group, Inc., a provider of credit enhancement products and lender services, and a director of VeriSign, a leading provider of internet infrastructure services. Mr. Roach has previously served as a director of Kaiser Aluminum Corporation and its subsidiary, Kaiser Aluminum & Chemical Corporation and as a director of Material Sciences Corp., a provider of materials-based solutions, and participated on the boards of Magma Power, NCI Building Systems and Washington Group International. Mr. Roach holds a BS degree in Industrial Management from Massachusetts Institute of Technology and received an MBA degree from Stanford University Graduate School of Business, with highest distinction.

Mr. Roach’s industry experience has provided valuable insight to the board regarding strategic decisions. Mr. Roach understands the board’s impact in establishing corporate governance and evaluating strategic alternatives. Mr. Roach’s vast experience with multiple boards is valuable to the current board when establishing the future direction of the Company.

Michael Haley - Director

Mr. Haley has served as a director since January 2005. Mr. Haley joined MW Manufacturers Inc. in June 2001 as President and served in this capacity until being named Chairman in January 2005. Mr. Haley retired as Chairman of MW in June 2005. Prior to joining MW, Mr. Haley was the President of American of Martinsville (a subsidiary of La-Z-Boy Inc.) from 1994 until May 2001 and was President of Loewenstein Furniture Group from 1988 to 1994. From April 2006 to present, Mr. Haley has served as an advisor to Fenway Partners, a private equity firm. From 2008 to present, Mr. Haley has been a managing director of Fenway Resources, an affiliate of Fenway Partners. Mr. Haley was the executive chairman of Coach America from 2007 to 2010. In addition, Mr. Haley currently serves as a director of American National Bankshares, Inc., Stanley Furniture Company, Inc. and LifePoint Hospitals, Inc. Mr. Haley graduated from Roanoke College in 1973 with a Bachelor’s Degree in Business Administration.

Mr. Haley’s industry experience and background with the Company provides the board with relevant industry knowledge and expertise when evaluating certain strategic decisions.

Timothy T. Hall - Director

In December 2006, the board of directors approved the addition of Mr. Hall as a member of the board. Mr. Hall is a Managing Director at CI Capital Partners and has been employed by CI Capital Partners since 2001. Prior to joining CI Capital Partners, Mr. Hall was a Vice President at FrontLine Capital and an Assistant Vice President at GE Equity. Mr. Hall has an MBA from Columbia Business School and a BS degree from Lehigh University.

Mr. Hall’s experience with private equity markets provides the board integral knowledge with respect to acquisitions, debt financings and equity financings.

Jeffrey T. Barber - Director

In January 2010, the board of directors approved the addition of Mr. Barber as a member of the board. Mr. Barber is a certified public accountant who worked for PricewaterhouseCoopers LLP from 1977 to 2008 and served as managing partner of PricewaterhouseCoopers’ Raleigh, North Carolina office for 14 years. Mr. Barber is currently a Managing Director with Fennebresque & Co., a Charlotte, North Carolina based investment banking firm. In addition, Mr. Barber currently serves on the board of Trustees of Blue Cross and Blue Shield of North Carolina and the board of directors of SciQuest, Inc., a procurement software company, where he serves as chair of the audit committee. Mr. Barber has a BS degree in accounting from the University of Kentucky.

Mr. Barber’s audit experience with PricewaterhouseCoopers LLP for 31 years in which he worked on initial public offerings, Sarbanes-Oxley 404 attestations, business acquisitions and debt financings provides the board with the financial background and experience to ensure the Company’s consolidated financial statements comply with financial reporting guidelines. These experiences qualify Mr. Barber as a financial expert allowing him to contribute financial reporting considerations when evaluating certain strategic decisions.

Controlled company

We intend to list the shares offered in this offering on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. The CI Partnerships will continue to control more than 50% of the voting power of our common stock upon completion of this offering and are able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (1) a majority of independent directors, (2) a Nominating and Governance Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our Audit Committee be composed of three independent directors.

Board structure

Composition of our board of directors

Our board of directors currently consists of eight directors. Our amended and restated certificate of incorporation and amended and restated by-laws will provide that our board of directors will consist of no less than five nor more than 20 persons. The exact number of members of our board of directors will be determined from time to time by our board of directors. Upon consummation of this offering, our board will be divided into three classes as described below with the classes to be as nearly equal in number as possible. Commencing with the directors elected at the 2014 annual meeting of stockholders, each director will serve a three-year term with one class being elected at each year’s annual meeting of stockholders. Messrs. Ferris, Iseman and Roach will serve initially as Class I directors (with a term expiring in 2014). Messrs. Barber, Hall and Lefkowitz will serve initially as Class II directors (with a term expiring in 2015). Messrs. Haley and Robinette will serve initially as Class III directors (with a term expiring in 2016). Each of our directors and officers holds office until a successor is elected or qualified or until his earlier death, resignation, or removal. Vacancies and newly created directorships on the board of directors may be filled by the remaining directors.

Prior to the Triggering Event, our stockholders may remove directors with or without cause with the vote of at least a majority of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Following the Triggering Event, our stockholders may only remove directors for cause and with the vote of at least 75% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors.

Under the amended and restated stockholders agreement to be entered into prior to the consummation of this offering, the CI Partnerships will be initially entitled to nominate a majority of the members of our board of directors and all of the parties to the stockholders agreement will agree to vote their shares of our common stock as directed by the CI Partnerships. The CI Partnerships will initially have the right to nominate six of our directors and the CI Partnerships’ initial board nominees are expected to be Messrs. Iseman, Lefkowitz, Hall, Ferris, Roach and Haley. See “Certain relationships and related party transactions—Stockholders agreement.”

Board leadership structure

Frederick J. Iseman serves as our Chairman and Gary E. Robinette serves as our President and CEO and also as Vice Chairman and a member of the board of directors. The board of directors has determined that this is an effective leadership structure at the present time because Mr. Iseman brings experience regarding acquisitions, debt financings, equity financings and public market sentiment while the board receives the benefit of Mr. Robinette’s intimate knowledge of the day-to-day operations of our business and his significant experience in the building products industry. A substantial majority of our equity is controlled by affiliates of CI Capital Partners LLC, including Frederick Iseman, and Messrs. Iseman, Lefkowitz and Hall (affiliates of CI Capital Partners, LLC) serve as our directors. Finally, the CI Partnerships will hold a majority of our common stock following this offering.

Committees of the board

Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

We will be required to have an Audit Committee comprised entirely of independent directors within one year. As a controlled company, we are not required to have independent Nominating and Governance and Compensation Committees. Under the amended and restated stockholders agreement, the CI Partnerships will be initially entitled to nominate a majority of the members of our standing committees (other than our Audit Committee).

The following is a brief description of our committees:

Audit Committee.  Our Audit Committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal controls over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

The Audit Committee is currently comprised of Messrs. Barber, Hall, Roach and Haley, who are also expected to be the members of our Audit Committee upon completion of this offering. The board of directors has determined that Jeffrey Barber is qualified as the Audit Committee’s “financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Barber serves as the Audit Committee chairman. Each of the members of the Audit Committee meets the independence and the experience requirements of the NYSE and the federal securities laws, except Mr. Hall does not meet the independence requirements of the NYSE and the federal securities laws.

Compensation Committee.  Our Compensation Committee reviews our compensation philosophy and strategy and considers the material risks that face us in evaluating compensation, administers incentive compensation and stock option plans, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers and reviews other special compensation matters, such as executive employment agreements. The Compensation Committee is currently comprised of Messrs. Lefkowitz, Roach, Hall and Ferris, who are also expected to be the members of our Compensation Committee upon completion of this offering. Mr. Lefkowitz serves as the Compensation Committee chairman. The initial CI Partnerships designees on the Compensation Committee will be Messrs. Ferris, Hall and Lefkowitz.

Nominating and Governance Committee. Upon completion of this offering we will have a Nominating and Governance Committee. Subject to the rights of the CI Partnerships under the stockholders agreement, our Nominating and Governance Committee will select or recommend that the board select candidates for election to our board of directors and develop and recommend to the board of directors corporate governance guidelines that are applicable to us and oversee board of directors and management evaluations. Messrs. Iseman, Hall, Lefkowitz and Haley are expected to be the members of our Nominating and Governance Committee upon completion of this offering. Upon completion of this offering, Mr. Iseman will serve as the Nominating and Corporate Governance Committee chairman. The initial CI Partnerships designees on the Nominating and Governance Committee will be Messrs. Iseman, Hall and Lefkowitz.

Director independence

We have determined that Messrs. Barber, Ferris, Haley and Roach are independent as such term is defined by the applicable rules and regulations of the NYSE and the federal securities laws.

Risk oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee of the board of directors is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the Audit Committee of the board of directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

Risk and compensation policies

Our management, at the direction of our board of directors, has reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans, and severance compensation, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, the board of directors and our management believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Code of ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other employees. This code of ethics is posted on our website at www.plygem.com. Any waiver or amendment to this code of ethics will be timely disclosed on our website. Copies of the code of ethics are available without charge by sending a written request to Shawn K. Poe at the following address: Ply Gem Holdings, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

Executive compensation

Compensation discussion and analysis

Overview

This compensation discussion describes the material elements of compensation of the Company’s executive officers who served as named executive officers during our fiscal year ended December 31, 2012. The individuals who served as the principal executive officer and principal financial officer during 2012, as well as the other individuals included in the Summary Compensation Table below, are referred to as the “named executive officers.” This compensation discussion focuses primarily on compensation awarded to, earned by, or paid to the named executive officers in 2012, as reflected in the following tables and related footnotes and narratives, but also describes compensation actions taken before or after 2012 to the extent that it enhances an understanding of the executive compensation disclosure.

The principal elements of our executive compensation program are base salary, annual cash incentives, other personal benefits and perquisites, post-termination severance, equity-based interests, and a long-term incentive plan. Our other personal benefits and perquisites consist of life insurance benefits and car allowances. The named executive officers are also eligible to participate in our 401(k) plan and our company-wide employee benefit health and welfare programs.

Unless otherwise stated, this compensation discussion does not give effect to the Reorganization Transactions or this offering.

Compensation program objectives and philosophy

General Philosophy

Our compensation philosophy is designed to provide a total compensation package to our executive officers that is competitive within the building materials industry and enables us to attract, retain, and motivate the appropriate talent for long-term success. In determining whether the components of our compensation packages, including salary and target bonus percentages, are competitive within the industry, we conduct informal, internal reviews of other building material companies that file public reports with the SEC to obtain a general understanding of such companies’ compensation practices. During the year ended December 31, 2010, the Compensation Committee retained a compensation consultant to evaluate the total compensation packages for our executive officers. As a result of this compensation consultant’s analysis, the Chief Executive Officer’s and the Chief Financial Officer’s base salaries were adjusted to market rates effective January 2011. We did not utilize the services of a compensation consultant for the years ended December 31, 2012 or 2011. We may continue to utilize a compensation consultant in future periods as necessary. The compensation consultant that was retained in 2010 did not perform any other services for the Company.

We believe that total compensation should be reflective of individual performance, which we evaluate based on the executive’s achievement of individual performance targets, such as increasing operational efficiencies and successfully meeting budget, product development and customer focused initiatives, but should also vary with our performance in achieving financial and non-financial objectives, thus rewarding the attainment of these objectives. We align compensation levels commensurate with responsibilities and experience of the respective executive officers. We balance these compensation levels with our risk management policies to mitigate any conflicts of interest. We also weight executive officers’ base salaries, incentive amounts, and equity awards in a manner intended to minimize risk-taking incentives that could have a detrimental effect on us.

The components of total compensation for our executive officers are as follows:

•	Base salary

In general. We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to provide a base wage that is not subject to our performance risk, as are other elements of our compensation, such as the annual cash incentive awards, equity interests, and long-term incentive awards described below. Base salaries of our named executive officers are only one component of our named executive officers’ compensation packages and will not substitute for our incentive awards.

Our President and Chief Executive Officer, Gary E. Robinette, reviews the base salaries for our named executive officers, other than the President and Chief Executive Officer, in November and December of each year with any recommended increases being based on our performance as well as the individual’s performance and responsibilities, which we believe to be consistent with our overall philosophy of rewarding both strong individual and Company performance. After this review, any salary increases for the executive officers other than the President and Chief Executive Officer are recommended by our President and Chief Executive Officer to our Compensation Committee and board of directors for approval. The base salary for our President and Chief Executive Officer is determined by the Compensation Committee of our board of directors, but will not be less than $530,000 per year.

•	Annual cash incentive awards

In general.  We provide the opportunity for our named executive officers to earn an annual cash incentive award based upon our performance as well as the executive’s individual performance. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to motivate executives to achieve our financial goals. We believe that providing these annual incentives is consistent with our objective of providing compensation that varies with our performance in achieving financial and non-financial objectives.

2012 target award opportunities.  For 2012, a target bonus was established for each named executive officer, and the amount of the bonus earned was based on the Company’s meeting or exceeding the performance metrics established by the Compensation Committee, which were assigned different weights as described below. The percentage of an executive’s target bonus to be earned depended on the percentage of each target performance metric achieved based on a schedule established by the Compensation Committee. For each component of the bonus formula, achievement of 100% of the target would have resulted in earning 100% of the portion of the executive’s target bonus that is based on that metric. A maximum level of achievement was established for each performance metric, and achievement at or above the maximum would have resulted in earning 150% of the portion of the executive’s target bonus that is based on that metric. A threshold level of performance was established for each metric, below which no portion of the executive’s target bonus that is based on that metric would have been earned. Achievement at the threshold for a given metric would have resulted in earning between 25% and 50%, varying by metric, of the portion of the executive’s target bonus that is based on that metric. In the event of achievement of a given metric between the threshold and the target, or between the target and the maximum, the percentage of the portion of the executive’s target bonus that is based on that metric was determined by linear interpolation from the threshold and the target, or the target and the maximum, as applicable, in accordance with the schedule established by the Compensation Committee. The weighting of each performance target by segment is described in the following table.

	Adjusted EBITDA	Market Share	Working Capital	Innovation	Expense Reduction
Siding, Fencing and Stone	70%	10%	10%	10%	—
Windows and Doors	70%	10%	10%	10%	—
Corporate	80%	—	—	10%	10%

For 2012, the bonus opportunities for Messrs. Robinette and Poe were based on achievement of the Corporate metrics. For Messrs. Wayne and Buckley, the 2012 bonus opportunities were based on the Siding, Fencing and Stone segment. Mr. Wayne, the former President of Siding, Fencing and Stone, was appointed to the position of Chief Operating Officer during the year and will participate in the Corporate metrics for 2013 and future years. Mr. Morstad’s 2012 bonus opportunities were based on the Windows and Doors segment.

(i) Adjusted EBITDA targets (70% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment and 80% of total bonus for Corporate) – For purposes of measuring annual cash incentives, we defined “adjusted EBITDA” as net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash loss (gain) on modification or extinguishment of debt, non-cash foreign currency gain/(loss), restructuring and integration costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. We established adjusted EBITDA targets for each of our respective segments and corporate office personnel with a minimum level of adjusted EBITDA required before any target award is achieved. The following table sets forth the established threshold, target and maximum adjusted EBITDA for Siding, Fencing and Stone, Windows and Doors and Corporate, together with actual achievement and the resulting percentage earned for the applicable component of each executive’s bonus.

	Siding, Fencing and Stone	Windows and Doors	Corporate
2012 Threshold	$120.5 million	$5.3 million	$116.1 million
2012 Target	$126.7 million	$7.5 million	$129.0 million
2012 Maximum	$129.8 million	$13.3 million	$135.5 million
2012 Actual	$136.0 million	$6.9 million	$127.3 million
Percentage of Bonus Component Earned	150%	48%	93%

(ii) Market share (10% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment) – The market share growth criteria were measured based upon relative market share holdings compared from 2011 to 2012 for the respective segments. The following table sets forth the established threshold, target and maximum market share gains for Siding, Fencing and Stone and Windows and Doors, together with actual achievement and the resulting percentage earned for the applicable component of each executive’s bonus.

	Siding, Fencing and Stone	Windows and Doors
2012 Threshold	$10.5 million	$23.8 million
2012 Target	$24.5 million	$39.7 million
2012 Maximum	$35.0 million	$47.6 million
2012 Actual	$24.5 million	$31.8 million
Percentage of Bonus Component Earned	100%	50%

(iii) Working capital (10% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment) – The working capital criteria were measured based upon comparative year-over-year period working capital performance by segment. We defined working capital as accounts receivable plus inventory less accounts payable. The following table sets forth the range of established quarterly working capital targets for each segment, together with the range of quarterly thresholds and maximums, the range of actual achievement between the best-performing and worst-performing quarters, and the resulting aggregate percentage earned for the applicable component of each executive’s bonus taking into account performance across all four quarters. Each quarterly threshold represents the greatest amount by which working capital could exceed the quarterly target while enabling the executive to earn a portion of his bonus that is based on the working capital criteria for the quarter. Each quarterly maximum represents the amount below the quarterly target that would enable the executive to earn the maximum portion of his bonus that is based on the working capital criteria for the quarter. The lowest and highest numbers in the ranges for the threshold, target and maximum for Siding, Fencing and Stone are for the fourth and second quarters of 2012, respectively, and the lowest actual amount is for the first quarter while the highest actual amount is for the second quarter. The lowest and highest numbers in the ranges for Windows and Doors are for the first and third quarters of 2012, respectively.

	Siding, Fencing and Stone	Windows and Doors
Range of Quarterly 2012 Thresholds	$2.8-$3.6 million above target	$0.9-$1.2 million above target
Range of Quarterly 2012 Targets	$110.6-$147.9 million	$37.6-$49.1 million
Range of Quarterly 2012 Maximums	$5.5-$7.4 million below target	$1.9-$2.5 million below target
Range of Quarterly 2012 Actual Performance	$1.7-$19.2 million below target	$0.4-$9.5 million below target
Percentage of Bonus Component Earned	138%	125%

(iv) Innovation (10% of total bonus for Siding, Fencing and Stone segment, Windows and Doors segment, and Corporate) – The innovation criteria were achieved if the Company effectively pursued new product opportunities or new operating processes or procedures based on a ratings scale designed to measure creative thinking. Based on a review of the innovation achievements of new product development and process improvements, all groups were able to achieve the 100% target bonus level for 2012.

(v) Expense reduction (10% of total bonus for Corporate) – The expense reduction criteria were achieved if corporate expenditures were less than budgeted Corporate expenditures of approximately $19.9 million. Threshold expense reduction was set at $125,000, at which the executives would have earned 50% of the portion of their target bonus that is based on Corporate expense reduction. Target expense reduction was set at $250,000, at which the executives would have earned 100% of the portion of their target bonus that is based on Corporate expense reduction. A maximum expense reduction was set at $500,000, at or above which the executives would have earned 150% of the portion of their target bonus that is based on Corporate expense reduction. Actual corporate expenditures were reduced by approximately $468,000 for the year ended December 31, 2012, resulting in achievement of 143.6% of the target.

The following table summarizes the percentage of target achieved with respect to each component of the executives’ bonuses based on actual 2012 performance.

	Percentage of Target Bonus (EBITDA) (i)	Percentage of Target Bonus (Market share) (ii)	Percentage of Target Bonus (Working capital) (iii)	Percentage of Target Bonus (Innovation) (iv)	Percentage of Target Bonus (Expense Reduction) (v)
Siding, Fencing and Stone	150%	100%	138%	100%	—
Windows and Doors	48%	50%	125%	100%	—
Corporate	93%	—	—	100%	143.6%

Depending upon each named executive officer’s responsibilities, a target award opportunity was established as a percentage of the individual officer’s base salary. The target cash incentive opportunity percentage of base salary for each individual officer is established based upon the position within the Company and is comparable to like positions within our Company. Prior to the beginning of the year, Mr. Robinette reviewed our annual cash incentive plans, the performance measures and resulting awards with our Compensation Committee and our board of directors. For the year ended December 31, 2012, annual target cash incentive opportunities for the named executive officers were 100% of base salary for Mr. Robinette and 75% of base salary for Messrs. Poe, Wayne and Morstad. Prior to his appointment as President of Siding, Fencing and Stone during 2012, Mr. Buckley’s target bonus percentage was 50% of base salary. Thereafter, it was increased to 75%, resulting in a weighted-average target bonus percentage of 64.6% for 2012. Based on the 2012 incentives above, the named executive officers earned bonuses of $693,000, $259,875, $520,125, $286,647, and $168,659 for Mr. Robinette, Mr. Poe, Mr. Wayne, Mr. Buckley, and Mr. Morstad, respectively.

•	Perquisites and other personal benefits

In general.  We provide the opportunity for our named executive officers to receive certain perquisites and other personal benefits, including car allowances and Company-paid life insurance premiums. We provide these benefits as an additional useful benefit for our executives, and we believe that providing these benefits is essential to our ability to remain competitive in the general marketplace for attracting and retaining executive talent. For the year ended December 31, 2012, we provided personal benefits and perquisites, including car allowances and Company-paid life insurance premiums, to all of our named executive officers, as described below in the “—Summary compensation table.”

•	Equity awards

In general.  Historically, we have provided the opportunity for our named executive officers to purchase both shares of common stock, par value $.01 per share (“Ply Gem Prime Common Stock”) and senior preferred stock, par value $.01 per share (“Ply Gem Prime Senior Preferred Stock”) in Ply Gem Prime, which was our parent company prior to the Reorganization Transactions.

We believe that it is vital to our Company to provide our named executive officers with the opportunity to hold an equity interest in our business. We believe that equity ownership among executives aligns management’s interests with those of stockholders and provides long-term incentives for the executives. Our named executive officers have a significant impact on the long-term performance of the Company, so this opportunity is intended to motivate them to improve the overall value of the business. Providing a Ply Gem Prime Senior Preferred Stock component as well as a Ply Gem Prime Common Stock component has allowed the executives to hold an ownership interest that has mirrored that held by non-employee investors in our Company and motivated and rewarded the executives for achieving financial objectives. We also believe that our management equity ownership structure promotes the retention of key management and that providing an equity component of compensation is consistent with our compensation objectives of rewarding executives through performance-based compensation and attracting and retaining an appropriate caliber of talent.

The opportunities that we give our executive officers to invest in the business have been event-driven and have not been provided on any annual or other regular basis. The number of shares that a named executive officer has been permitted to purchase is determined based upon the individual’s level of responsibility within the Company. All equity purchases have been reviewed and approved by our Compensation Committee and board of directors.

Ply Gem Prime Common Stock.  Some of our named executive officers have purchased Ply Gem Prime Common Stock either as (1) “Incentive Stock” or (2) part of a strip of equity that is purchased at the same time as the officer purchases shares of Ply Gem Prime Senior Preferred Stock.

Incentive stock—Protected and unprotected.  Ply Gem Prime Common Stock purchased as Incentive Stock becomes “Protected” over time, based on the officer’s continued service with the Company. Twenty percent (20%) of each officer’s Incentive Stock becomes Protected on the first anniversary of the purchase date and on each of the next four anniversaries. If the officer’s employment with us terminates at any time, no remaining Incentive Stock that is not Protected (“Unprotected”) will become Protected. In addition, if a realization event or an initial public offering occurs at any time, any Incentive Stock that is Unprotected becomes immediately fully Protected. Upon the closing of this offering, all Incentive Stock will become Protected.

Incentive stock—Termination of employment.  If a named executive officer’s Incentive Stock becomes Protected, the officer may have the opportunity to receive a greater per-share price for such stock if the stock is purchased by Ply Gem Prime. Specifically, if the named executive officer’s employment with us is terminated for reasons other than cause, then Ply Gem Prime has the right to purchase the officer’s shares of Protected Incentive Stock at a price per share (the “Protected Stock Purchase Price”) equal to the quotient obtained by dividing (x) the excess of (i) a multiple of consolidated EBITDA over (ii) consolidated indebtedness, less the amount of unrestricted cash of Ply Gem Prime and its consolidated subsidiaries as of the date of termination by (y) the number of shares of fully diluted Ply Gem Prime Common Stock on the date of the officer’s termination of employment. For any Incentive Stock that is Unprotected as of termination, the purchase price per share (the “Unprotected Stock Purchase Price”) is the lesser of (a) the original purchase price paid by the officer for the Incentive Stock, plus or minus any change in adjusted retained earnings per share from the date the shares were originally purchased through the end of the most recent fiscal quarter preceding the date of termination of employment and (b) the Protected Stock Purchase Price. If the officer is terminated for cause, all Incentive Stock held by the officer, whether or not Protected, will be repurchased by Ply Gem Prime at the Unprotected Stock Purchase Price.

We believe that this schedule whereby Incentive Stock becomes Protected over time aids in our ability to retain our named executive officers by requiring the executives’ continued service with the Company. In addition, because this schedule provides that the officers’ Incentive Stock becomes Protected upon certain corporate transactions, this schedule will provide the officers the incentive to work toward achieving such a transaction and to share in the value received by other shareholders.

If Ply Gem Prime Common Stock is not designated as Incentive Stock and is purchased as part of a strip with Ply Gem Prime Senior Preferred Stock, then the Ply Gem Prime Common Stock is fully vested at the time of purchase. This Ply Gem Prime Common Stock may be repurchased by Ply Gem Prime at any time following the officer’s termination of employment for the Protected Stock Purchase Price described above.

Upon the closing of this offering, Ply Gem Prime’s right to repurchase Incentive Stock and common stock in connection with the termination of an officer’s employment will expire.

Ply Gem Prime Senior Preferred Stock.  Ply Gem Prime Senior Preferred Stock that is purchased by the officers is fully vested at the time of purchase. This Ply Gem Prime Senior Preferred Stock may be repurchased by Ply Gem Prime at any time following the officer’s termination of employment and before the closing of this offering for a price that takes into account the liquidation value and the maximum dividend on the shares of Ply Gem Prime Senior Preferred Stock, consistent with the Certificate of Incorporation of Ply Gem Prime.

Phantom common and preferred stock units.  Upon the completion of the Ply Gem acquisition and the MWM Holding acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed invested in Ply Gem Prime Common Stock and any “phantom preferred stock units” were deemed invested in Ply Gem Prime Senior Preferred Stock. Certain of the phantom common stock units became “Protected” according to the same schedule as the Incentive Stock, based on the date the units were first awarded to the officers. Other phantom common stock units were not subject to any such schedule. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Ply Gem Prime’s stock having a fair market value equal to the account balance, in the discretion of Ply Gem Prime. The opportunity for any named executive officer to participate in the phantom stock plan, as well as their level of participation, was reviewed and approved by our board of directors.

For the first three quarters of 2006, the phantom units were recognized by us as liability awards that had to be marked to market every quarter. In addition, in 2004, 2005 and 2006, new tax rules governing nonqualified deferred compensation required a re-examination of the structure of the phantom stock plan. Because of the risk of volatility associated with the above accounting treatment and the complexity associated with tax and accounting rule changes, our board of directors determined that the cost associated with the administrative, accounting and tax work for the phantom stock units was excessive and outweighed the benefits of continuing to permit the officers to hold such units.

As such, in September 2006, we converted all phantom common and preferred stock units held by each named executive officer into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common stock units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest were credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each officer in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of Ply Gem Prime Senior Preferred Stock represented by such units. This portion of the account was credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account was paid on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, was paid on each such date, or, if earlier, the officer’s death, disability or a change of control. During the years ended December 31, 2012, 2011 and 2010, Mr. Morstad received phantom stock payouts of $0, $216,630, and $262,583, respectively.

In connection with the conversion described above, the board of directors authorized Ply Gem Prime to allow the named executive officers to invest in Ply Gem Prime Common Stock on September 25, 2006, which stock was either Incentive Stock or not, in the same proportion that the officer’s phantom units had been deemed invested in such stock.

Stock options. We may grant the named executive officers options to purchase shares of Ply Gem Prime Common Stock pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. Options granted pursuant to the 2004 Option Plan have historically been intended to qualify as incentive stock options under the Code. In November 2011, we granted Mr. Robinette an option to purchase 150,000 shares of a new non-voting class of our common stock at an exercise price of $100. These stock options were not intended to qualify as incentive stock options. Our Compensation Committee determined that the November 2011 option grant was necessary for retention purposes and to keep Mr. Robinette aligned with shareholders to an extent commensurate with the number of shares repurchased by Ply Gem Prime in 2011. (See “—Compensation discussion and analysis—Employment agreements and retention agreements—CEO retention agreement” for additional discussion). The stock options granted to the chief executive officer vest 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and the per share exercise prices to reflect the merger.

Long term incentive plan

During the year ended December 31, 2011, the Company finalized the LTIP, a long term incentive plan, for certain employees including our named executive officers. During the year ended

December 31, 2012, another LTIP grant was provided to certain executive officers. The long-term incentive plan was implemented to retain the named executive officers through the downturn in the housing market and ensure consistency with the executive team. The target bonus percentages were established at the following levels based on a review of broad-based third-party surveys in order for us to obtain an understanding of current compensation practices relating to long-term incentives for named executive officers in similar roles and with similar responsibilities:

Long-term incentive plan Target bonus percentage of base salary

Mr. Robinette	300%
Mr. Poe	150%
Mr. Wayne	150%
Mr. Buckley	150%
Mr. Morstad	150%

The long-term incentive plan has two separate components:

Performance bonus (50% of long-term incentive bonus) – The performance bonus component vests over a two-year period, with the first potential payment in January 2013 based on the initial 2011 grant. The performance bonus can be paid in either cash or stock. A participant in the plan is required to be an employee at the time of the payment in order to receive the award. For 2011 and 2012 grants, the performance criterion is 90% of targeted EBITDA for the following combined two fiscal years (2012 and 2013 for 2012 grants). For the years ended December 31, 2012 and 2011, the performance bonus portion of the LTIP was not achieved.

Restricted stock (50% of long-term incentive bonus) – The restricted stock component vests over a three year period with the first vesting date in January 2014 since the plan was incepted in 2011. The participants in the plan are required to be an employee at the time of the payment in order to receive the award. In 2014 and 2015, an appropriate number of shares of restricted stock or common stock will be provided to eligible participants, including named executive officers, equating to the 50% restricted stock component based on the fair value of the stock.

Employment agreements and retention agreements

President and Chief Executive Officer

CEO employment agreement

In October 2006, Mr. Robinette joined the Company and was appointed as our President and Chief Executive Officer. In connection with such appointment, Mr. Robinette entered into an employment agreement with us, pursuant to which we have agreed to pay him an annual base salary of not less than $530,000 and an annual cash incentive target of 100% of base salary. In addition, Mr. Robinette was provided the opportunity by our Compensation Committee and board of directors to purchase 125,660 shares of Ply Gem Prime Common Stock, at a price of $10.00 per share, 110,000 shares of which were shares of Incentive Stock. The previous employment agreement expired during 2011 and a new employment agreement was finalized between the Company and the President and Chief Executive Officer during November 2011, which extended the term of his agreement by three years.

CEO retention agreement

During November 2011, the Company finalized a retention agreement with Mr. Robinette for his continued services through December 31, 2014 at which point Mr. Robinette would be entitled to receive a one-time, lump-sum cash bonus of $2,000,000. The board of directors determined the bonus to be a reasonable and necessary amount to retain Mr. Robinette’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Robinette because we believe that Mr. Robinette’s experience and talent are necessary to guide us through the depressed residential housing and repair and remodeling markets.

CEO IPO bonus agreement

In May 2013, in consideration of Mr. Robinette’s efforts towards the successful completion of this offering, and in lieu of any benefits that he may have received under the tax receivable agreement but for the repurchase of his shares by Ply Gem Prime as described below under “Certain relationships and related party transactions—Other transactions,” our Compensation Committee determined it to be in the Company’s best interests to award Mr. Robinette the opportunity to earn a one-time cash bonus equal to $1.5 million upon the successful completion of this offering on or prior to December 31, 2013, subject to his continued employment with the Company through such date. Such bonus, if earned, will be paid in a lump sum upon the successful completion of this offering.

Chief Financial Officer

During November 2011, the Company finalized a new retention agreement with Mr. Poe for his continued services through December 31, 2014, at which point Mr. Poe would be entitled to receive a one-time, lump-sum cash bonus of $700,000. The board of directors determined the bonus to be a reasonable and necessary amount to retain Mr. Poe’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Poe because his prior retention arrangement was paid out and we believe that Mr. Poe’s experience and talent remain necessary to guide us through the depressed residential housing and repair and remodeling markets.

Post-Termination severance

We provide the opportunity for certain of our named executive officers to be protected under the severance provisions contained within their retention agreements and, for Mr. Robinette, his employment agreement, by providing salary continuation if employment is terminated under certain circumstances (two years for Mr. Robinette and one year for our other named executive officers). If the payment of severance to Mr. Robinette causes him to become subject to the golden parachute excise tax rules under Section 280G and 4999 of the Code, then we will pay him a gross-up amount so that after all taxes are paid on the gross-up, he will have enough funds remaining to pay the excise tax imposed on the severance payments. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. These retention agreements and Mr. Robinette’s employment and retention agreements were approved by our Compensation Committee and board of directors, and the terms of these agreements can be found in individual agreements that have been filed as exhibits to the registration statement of which this prospectus forms a part. We believe that the terms of our retention agreements and of Mr. Robinette’s employment agreement and amended retention agreement are consistent with the provisions and benefit levels of other companies based upon reviewing disclosures made by those companies with the SEC in order to obtain a general understanding of current compensation practices. We believe that the arrangements and benefits opportunity contained within our retention agreements and Mr. Robinette’s employment agreement are reasonable and allow us to remain competitive in the general marketplace for executive talent. These arrangements are described in detail in “—Termination or change in control arrangements for 2012” below. The employment agreement between Mr. Robinette and the Company establishes the terms of his employment including salary and benefits, annual cash incentive award target and severance provisions in the event of a termination of Mr. Robinette’s employment.

The following table shows information concerning the annual compensation during 2012 for services provided to us by our President and Chief Executive Officer, our Vice President and Chief Financial Officer and our three other most highly compensated executive officers.

Summary compensation table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards (2)	Option Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(4)	Change in Pension Value(5)	All Other Compensation ($)(6)	Total ($)

Gary E. Robinette	2012	$700,000		$—	$1,050,000	$—	$693,000	$—	$30,046	$2,473,046
President & Chief Executive Officer	2011 2010	700,000 580,000		3,000,000 —	1,050,000 —	5,261,100 298,272	70,000 —	— —	35,527 27,066	10,116,627 905,338

Shawn K. Poe	2012	350,000		—	262,500	—	259,875	—	31,474	903,849
Vice President & Chief Financial Officer	2011	350,000		650,000	262,500	—	26,250	—	33,354	1,322,104
	2010	300,000		—	—	248,560	—	—	26,864	575,424

John Wayne	2012	458,580		—	301,574	200,560	520,125	—	151,913	1,632,752
Executive Vice President & Chief Operating Officer	2011	394,165		—	291,375	—	216,752	—	31,642	933,934
	2010	388,500		—	—	—	19,425	—	25,687	433,612

John Buckley	2012	282,032	(1)	—	83,948	320,896	286,647	—	30,357	1,003,880
President, Siding, Fencing and Stone	2011	—		—	—	—	—	—	—	—
	2010	—		—	—	—	—	—	—	—

Lynn Morstad	2012	383,000		—	287,250	—	168,659	12,500	30,271	881,680
President, Windows & Doors	2011	375,417		—	277,500	—	28,725	15,017	32,276	728,935
	2010	370,000		—	—	—	—	9,879	25,649	405,528

(1)	In connection with Mr. Wayne’s appointment as Executive Vice President and Chief Operating Officer, his annual base salary was increased to $500,000. In connection with Mr. Buckley’s appointment as President, Siding, Fencing and Stone, his annual base salary was increased to $320,000. The amount in this table reflects the actual base salaries paid to them during the year.

(2)	The amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of the restricted stock portion of the long-term incentive plan 2011 and 2012 grants. At the end of the vesting period, restricted stock will be provided equating to the fixed dollar value of the grant varying by the then determined fair value of the restricted stock. This long term incentive plan is described in the “General Philosophy” section above.

(3)	For the years ended December 31, 2012, 2011, and 2010, the amounts in this column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718 made during each respective year. Refer to Note 11 to the consolidated financial statements for a discussion of the assumptions made in the valuation.

(4)	The amounts in this column represent performance-based cash bonuses earned for services rendered during 2012, 2011 and 2010. These incentive bonuses are described in the “Compensation discussion and analysis—Annual cash incentive awards” section above.

(5)	None of the named executive officers, other than Lynn Morstad, is covered by either of the Company’s pension plans. For Mr. Morstad, the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2012 increased by $9,552 and $2,948, respectively. For Mr. Morstad, the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2011 increased by $10,544 and $4,473, respectively, and the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2010 increased by $6,930 and $2,949, respectively. The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax-qualified.

(6)	The amounts in this column with respect to 2012 consist of the following items for each named executive officer shown below:

(1)	Gary E. Robinette: $18,480 car allowance, $4,066 insurance premiums, and $7,500 company 401(k) contributions.

(2)	Shawn K. Poe: $14,400 car allowance, $9,574 insurance premiums, and $7,500 company 401(k) contributions.

(3)	John Wayne: $15,450 car allowance, $9,648 insurance premiums, $8,530 company 401(k) contributions, and $118,285 in relocation reimbursement.

(4)	John Buckley: $13,650 car allowance, $9,391 insurance premiums, and $7,316 company 401(k) contributions.

(5)	Lynn Morstad: $14,400 car allowance, $9,621 insurance premiums, and $6,250 company 401(k) contributions.

Grants of plan-based awards for 2012

Name	Award	Grant Date	Estimated Future Payouts Under Non- equity Incentive Plan Awards(1)			All Other Stock Awards(2)	Option Awards: Number of Securities Underlying Options (#)(3)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
			Threshold	Target	Maximum

Gary E. Robinette	Long-term incentive plan	January 1, 2012	—	$1,050,000	$—	$1,050,000	—	$—	$—
	Annual incentive plan	N/A	367,500	700,000	1,050,000	—	—	—	—

Shawn K. Poe	Long-term incentive plan	January 1, 2012	—	262,500	—	262,500	—	—	—
	Annual incentive plan	N/A	137,813	262,500	393,750	—	—	—	—

John Wayne	Stock Options	December 11, 2012	—	—	—	—	5,000	100	200,560
	Long-term incentive plan	January 1, 2012	—	301,574	—	301,574	—	—	—
	Annual incentive plan	N/A	178,125	375,000	562,500	—	—	—	—

John Buckley	Stock Options	December 11, 2012	—	—	—	—	8,000	100	320,896
	Long-term incentive plan	January 1, 2012	—	83,948	—	83,948	—	—	—
	Annual incentive plan	N/A	98,000	206,656	309,600	—	—	—	—

Lynn Morstad	Long-term incentive plan	January 1, 2012	—	287,250	—	287,250	—	—	—
	Annual incentive plan	N/A	86,175	287,250	430,875	—	—	—	—

(1)	These amounts represent the target payout amounts for the performance portion of the long-term incentive plan awards and the threshold, target and maximum payouts for the incentive plan granted to each named executive officer in 2012.

(2)	These amounts represent the restricted stock portion of the long-term incentive plan grant for each named executive officer when the stock vests after three years. The dollar amount of the payout is fixed at grant and will be paid in three years in a variable amount of restricted stock or Common Stock for this service component of the long-term incentive plan.

(3)	These amounts represent stock options granted to each of the named executive officers during 2012, computed in accordance with FASB ASC Topic 718. Refer to Note 11 to the consolidated financial statements for a discussion of the assumptions made in the valuation.

Outstanding equity awards at fiscal year-end for 2012

The following table reflects the outstanding equity awards at fiscal year end for 2012, without giving effect to the Reorganization Transactions:

Name	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable (1)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Gary E. Robinette	3,934 4,800 37,500	984 7,200 112,500	$ $ $	80 80 100	October 1, 2018 April 28, 2020 November 11, 2021	21,000 — —	$2,100,000 — —

Shawn K. Poe	1,202 4,000	301 6,000	$ $	80 80	October 1, 2018 April 28, 2020	5,250 —	525,000 —

John Wayne	2,573 12,000 —	643 3,000 5,000	$ $ $	80 80 100	October 1, 2018 December 5, 2018 December 11, 2022	5,929 — —	592,949 — —

John Buckley	1,600 1,500 —	400 1,000 8,000	$ $ $	80 80 100	October 1, 2018 December 14, 2019 December 11, 2022	1,658 — —	165,848 — —

Lynn Morstad	3,090 9,600	773 2,400	$ $	80 80	October 1, 2018 December 5, 2018	5,648 —	564,750 —

The following table reflects the outstanding equity awards at fiscal year end for 2012 on a pro forma basis after giving effect to the Reorganization Transactions:

Name	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable (1)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Gary E. Robinette	25,480	6,370	$12.35	October 1, 2018	100,000	$2,100,000
	31,086	46,628	$12.35	April 28, 2020	—	—
	242,855	728,565	$15.44	November 11, 2021	—	—
Shawn K. Poe	7,787	1,947	$12.35	October 1, 2018	25,000	525,000
	25,904	38,857	$12.35	April 28, 2020	—	—
John Wayne	16,662	4,165	$12.35	October 1, 2018	28,236	592,949
	77,714	19,428	$12.35	December 5, 2018	—	—
	—	32,381	$15.44	December 11, 2022	—	—
John Buckley	10,362	2,590	$12.35	October 1, 2018	7,898	165,848
	9,714	6,476	$12.35	December 14, 2019	—	—
	—	51,809	$15.44	December 11, 2022	—	—
Lynn Morstad	20,014	5,003	$12.35	October 1, 2018	26,893	564,750
	62,171	15,543	$12.35	December 5, 2018	—	—

(1)	Each option becomes vested and exercisable with respect to 20% of the shares covered by the option on each of the first five anniversaries of the grant date, excluding Mr. Robinette’s November 2011 grant, which vests 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

(2)	The stock awards set forth in this table represent restricted stock awards described in the long-term incentive plan section above. The actual number of shares eligible to vest in 2014 and 2015 will be a number with an aggregate fair market value equal to the fixed dollar amount in the column to the immediate right, and the share numbers in this column were calculated by dividing that fixed number by $100, an estimate of the fair market value of one share of our common stock as of December 31, 2012, and by $21.00 for the pro forma table.

(3)	The market value represents the fixed liability related to the long-term incentive plan to be settled in January 2014 and January 2015 with a variable amount of restricted stock or common stock based on the fair value of the stock at that time.

Pension benefits for 2012

Name(a)	Plan name (b)	Number of years credited service (#)(c)		Present value of accumulated benefit ($) (d)(1)	Payments during last fiscal year ($)(e)

Gary E. Robinette	NA	—		$—	$—
Shawn K. Poe	NA	—		—	—
John Wayne	NA	—		—	—
John Buckley	NA	—		—	—
Lynn Morstad	MW Retirement Plan	4	(2)	55,403	—
	MW SERP Plan	4	(2)	22,397	—

(1)	The material assumptions used to derive the present value of the accumulated pension benefit shown in this table are set forth in Note 5 “Defined Benefit Plans” to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	The number in this column is less than the number of the officer’s actual years of service with the Company. This is because the plans have been frozen, as described below.

Pension plans

We maintain the MW Manufacturers, Inc. Retirement Plan, a tax-qualified defined benefit retirement plan, acquired with the MWM Holding acquisition in August 2004 (the “MW Retirement Plan”) and the MW Manufacturers, Inc. Supplemental Executive Retirement Plan (the “MW SERP Plan”), which covers our executives whose benefits are limited by operation of the Code. We refer to both the MW Retirement Plan and the MW SERP Plan together as the “MW Plans.” Mr. Morstad is a participant in the MW Plans. None of the other named executive officers is a participant in our pension plans.

The MW Plans’ benefits are calculated based upon years of service with the Company and compensation levels during the service period. Participation under the MW Plans was frozen with respect to all salaried employees effective October 31, 2004. The decision to freeze the benefit provisions affects any executive officer under the MW Plans.

The normal retirement date to receive full benefits is the first calendar month following the participant’s 65th birthday. There are provisions under the MW Plans for a reduced benefit amount upon election of early retirement prior to age 65, with this option available to all participants of the MW Plans, including executive officers.

The benefit payment options under the MW Plans are as follows:

•	Life annuity;

•	Period certain annuities;

•	Joint and survivor annuity (if married); and

•	In some cases under the MW Retirement Plan only, a full or partial lump sum payment.

Termination or change in control arrangements for 2012

Each of the named executive officers is entitled to certain payments and benefits in the event that his employment is terminated by the Company without “cause” or he resigns following a “material adverse change.” The following chart quantifies these payments and benefits:

Name	Years	Severance ($)(1)	Benefits ($)	Bonus ($)(2)	Total ($)

Employment Agreement:
Gary E. Robinette	2	$1,400,000	$4,066	$700,000	$2,104,066
Retention Agreements:
Shawn K. Poe	1	350,000	9,574	262,500	622,074
John Wayne	1	500,000	9,648	375,000	884,648
John Buckley	1	320,000	9,391	240,000	569,391
Lynn Morstad	1	383,000	9,621	287,250	679,871

(1)	As described in the narrative below, the severance arrangement is payable over a two-year salary continuation period for Mr. Robinette and a one-year salary continuation period for the other named executive officers.

(2)	A portion of the performance measures for the year ended December 31, 2012 was achieved. As a result, the amounts in this column represent the target amounts for the annual management incentive plan bonuses.

Mr. Robinette’s employment agreement and the retention agreements for each of Messrs. Wayne, Poe, Buckley, and Morstad provide that the officer will receive payments and benefits if he is terminated without “cause” or resigns following a “material adverse change.” “Cause” means certain failures to perform duties after demand by the board of directors or obey the board of directors or a senior executive of the Company, a material act of dishonesty in connection with executive duties, or conviction of a felony, a fraudulent or dishonest misdemeanor or a civil judgment for fraud.

“Material adverse change” is defined in Mr. Robinette’s employment agreement as an assignment of duties inconsistent with his position, reduction of salary or target bonus or Company action that would deny him any material employee benefit without his consent. “Material adverse change” in the retention agreements for the other named executive officers is defined the same as in Mr. Robinette’s employment agreement; however, it does not include a reduction in target bonus, but does include a requirement that the executive be based more than 50 miles from his current office location, as well as any Company breach of any provision of the retention agreement.

To receive any payments or benefits in connection with a termination for cause or material adverse change, the executive must release certain claims against the Company. In addition, the executive must comply with certain restrictive covenants, including a covenant not to compete with our business for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The restrictive covenants also prohibit the executives from soliciting our employees for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The covenants also prohibit disclosure of our confidential information and the mailing of disparaging statements about the Company and our people.

Mr. Robinette’s current employment agreement provides that he will receive an amount equal to two years of his base salary at the time of termination, plus medical insurance benefit coverage paid over the 24 months following termination. If Mr. Robinette dies or becomes disabled prior to December 31, 2014, he will be paid a pro rata portion of the $2,000,000 retention payment described above under “—Compensation discussion and analysis—Employment agreements and retention agreements—President and Chief Executive Officer.”

For the named executive officers other than Mr. Robinette, if the named executive officer’s employment is terminated during the year, the officer is eligible to receive an amount equal to one year of base salary at the rate at the time of termination, paid over a one-year period, plus a pro rata portion of an amount equal to the lesser of the officer’s annual cash incentive award target or the actual cash incentive award that would have been paid under the incentive award plan had the officer been employed at the date that such cash incentive award is actually paid, paid in a lump sum as soon as practicable following the date on which the amount is determined. The named executive officers other than Mr. Robinette are also eligible to receive a lump sum payment equal to a pro rata portion of any annual cash bonus the officer would have received with respect to the year of termination, paid when bonuses are paid to other executives, as well as continuation of medical and dental benefits for one year following termination of employment.

Mr. Poe may be eligible to receive severance in addition to that shown in the table above worth up to one additional year if at the end of the 12 month period following his termination he has not been able to obtain employment providing him with a salary of at least $300,000. If Mr. Poe dies or becomes disabled prior to December 31, 2014, he will be paid a pro rata portion of the $700,000 retention payment described above under “—Compensation discussion and analysis— Employment agreements and retention agreements—Chief Financial Officer retention agreement and payment.”

The named executive officers may be entitled to receive a cash payment for their individual shares of Incentive Stock, if Ply Gem Prime elects to exercise its call right under the existing stockholders agreement. If Ply Gem Prime had exercised its call right on December 31, 2012, the named executive officers would not have received any money for any of the shares of common stock because the value per share at December 31, 2012 per the formula and terms contained in the existing stockholders agreement was zero. Upon closing of this offering, Ply Gem Prime’s call right will expire.

In addition, upon a change in control, all Ply Gem Prime Common Stock held by the named executive officers that is Unprotected will become Protected. Vesting of Ply Gem Prime Common Stock accelerates upon a change of control transaction or an initial public offering but only to the extent of the proportion of our business that is sold or offered to the public.

Long term incentive plan

As described above in “—Compensation discussion and analysis—Compensation program objectives and philosophy”—General Philosophy—Long term incentive plan,” during the year ended December 31, 2011, the Company finalized a LTIP for certain employees. The purpose of our LTIP is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Terms of the plan

Administration.  Our Compensation Committee will administer our LTIP. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our LTIP, and to adopt, alter and repeal rules, guidelines and practices relating to our LTIP. Our Compensation Committee will have full discretion to administer and interpret the LTIP, to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised, and whether and under what circumstances an award may be exercised.

Eligibility.  Any of our employees, directors, officers or consultants or advisors, or of our subsidiaries or their respective affiliates, will be eligible for awards under our LTIP. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the LTIP.

Number of shares authorized.  The LTIP provides for an aggregate of 3,500,000 shares of our common stock to be available for awards. No more than 3,500,000 shares of common stock may issued in respect of incentive stock options under our LTIP. No participant may be granted awards of options and stock appreciation rights with respect to more than 1,000,000 shares of common stock in any one year. No more than 1,000,000 shares of common stock may be granted to any participant, or the fair market value of 1,000,000 shares for awards paid in cash, under our LTIP with respect to performance compensation awards denominated in shares in any one year. The maximum amount that can be paid to any participant in a given year pursuant to a performance compensation award denominated in cash is $20.0 million. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our LTIP, the number of shares covered by awards then outstanding under our LTIP, the limitations on awards under our LTIP, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The LTIP will have a term of ten years, and no further awards may be granted after the expiration of the term.

Awards available for grant.  The Compensation Committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

Options.  The Compensation Committee is authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options will be subject to the terms and conditions established by the Compensation Committee. Under the terms of our LTIP, unless the Compensation Committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (or not less than 110% of the fair market value of our common stock on the date of grant in the case of a qualified option granted to a 10% Stockholder). Options granted under the LTIP will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the LTIP will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash, check, or cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months, have been purchased on the open market, or the Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our Compensation Committee may determine to be appropriate.

Stock appreciation rights.  Our Compensation Committee is authorized to award stock appreciation rights (referred to in this prospectus as “SARs”) under the LTIP. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the LTIP may include SARs, and our Compensation Committee may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement.

Restricted stock.  Our Compensation Committee is authorized to award restricted stock under the LTIP. Awards of restricted stock will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

Restricted stock unit awards.  Our Compensation Committee is authorized to award restricted stock units. Restricted stock unit awards will be subject to the terms and conditions established by the Compensation Committee. Unless the Compensation Committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units is to be earned, then any unvested units will be forfeited. At the election of the Compensation Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares, at the expiration of the period over which the units are to be earned, or at a later date selected by the Compensation Committee.

Stock bonus awards.  Our Compensation Committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Performance compensation awards.  The Compensation Committee may grant any award under the LTIP in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation and/or amortization;

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets or cost reduction goal, general and administrative expense savings;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	inventory control;

•	enterprise value;

•	sales;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	timely completion of new product rollouts;

•	timely launch of new facilities;

•

objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

•	system-wide revenues;

•	royalty income;

•	cost of capital, debt leverage year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment.  The LTIP has a term of 10 years. Our board of directors may amend, suspend or terminate our LTIP at any time; however, stockholder approval may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in control.  In the event of a change in control (as defined in the LTIP), the board of directors, in its sole discretion, may provide that all outstanding options and equity (other than performance compensation awards) issued under the LTIP will vest fully and performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals. The Compensation Committee may, in its discretion, cancel outstanding awards and pay the value of the awards to the participants in connection with a change in control.

Material U.S. federal income tax consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under our plans and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options—Qualified and nonqualified.  The Code requires that, for favorable tax treatment of a qualified option (“incentive stock options”), shares of our common stock acquired through the exercise of a qualified option cannot be disposed of on or before the later of (i) two years from the date of grant of the option and (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares on or before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of

$100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of any stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock.  A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock units.  A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs.  No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock bonus awards.  A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).  In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is required by the Exchange Act to be disclosed in its proxy statement, subject to certain exceptions. The LTIP is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the LTIP is designed to permit certain awards of restricted stock, restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

Director compensation for 2012

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(2)	All other compensation ($)(1)	Total ($)

Frederick Iseman	$—	$—	$—	$—	$—
Robert A. Ferris	—	—	—	—	—
Steven M. Lefkowitz	—	—	—	—	—
John D. Roach	77,500	63,000	—	—	140,500
Michael Haley	75,000	63,000	—	—	138,000
Jeffrey T. Barber	80,000	63,000	—	—	143,000
Timothy T. Hall	—	—	—	—	—

(1)	The amounts in this column represent the aggregate grant date fair value of $60,000 for each of the three awards issued in January 2012 to Directors as well as the portion of the December 2012 $60,000 issued to each director that was earned by the end of 2012.

(2)	As of December 31, 2012, Mr. Roach, Mr. Haley, and Mr. Barber had 3,500, 3,500, and 2,500 stock options outstanding, respectively.

The Director fees consist of annual amounts for participation on the board of directors as well as participation on the compensation Committee, the Audit Committee, and the Nominating and Governance Committee for certain directors.

During January 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three members of the board of directors (Mr. Roach, Mr. Haley, and Mr. Barber). These shares became fully vested during 2012.

During December 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three members of the board of directors (Mr. Roach, Mr. Haley, and Mr. Barber). These shares will vest over the 2012 through 2013 twelve month period.

Compensation committee interlocks and insider participation

During 2012, our Compensation Committee consisted of: Messrs. Steven M. Lefkowitz (chairman), John D. Roach, Timothy T. Hall, and Robert A. Ferris. None of these directors has ever served as an officer or employee of the Company. During 2012, none of the members of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our board of directors or our Compensation Committee.

Principal stockholders

The table below sets forth, as of May 22, 2013, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Executive compensation;”

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares of common stock to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Name and address of beneficial owner(1)	Shares of common stock and percentage of class beneficially owned before this offering		Shares of common stock and percentage of class beneficially owned after this offering assuming no exercise of over-allotment option		Percentage of class beneficially owned assuming full exercise of over-allotment option
	Number	Percentage	Number	Percentage
5% Stockholders
Caxton-Iseman (Ply Gem), L.P.(2)(3)(4)	9,985,631	20.4%	9,985,631	15.4%	14.9%
Caxton-Iseman (Ply Gem) II, L.P.(2)(3)(4)	35,709,612	72.9%	35,709,612	55.1%	53.2%
Directors and Named Executive Officers
Frederick J. Iseman(2)(3)(5)	45,695,243	93.3%	45,695,243	70.6%	68.1%
Robert A. Ferris	—	—	—	—	—
Steven M. Lefkowitz(2)(3)(6)	45,695,243	93.3%	45,695,243	70.6%	68.1%
Gary E. Robinette(7)	557,815	1.1%	557,815	*	*
Shawn K. Poe(8)	324,091	*	324,091	*	*
John Wayne(9)	387,771	*	387,771	*	*
John Buckley(10)	102,258	*	102,258	*	*
Lynn Morstad(11)	455,012	*	455,012	*	*
John D. Roach(12)	69,016	*	69,016	*	*
Michael Haley(13)	103,900	*	103,900	*	*
Jeffrey Barber(14)	13,600	*	13,600	*	*
Timothy Hall	—	—	—	—	—
All Directors and Executive Officers as a Group (14 persons)(15)	47,993,213	95.9%	47,993,213	72.9%	70.3%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person listed in this table is c/o Ply Gem Holdings, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina, 27513.

(2)	Under the terms of the amended and restated stockholders agreement to be entered into prior to the consummation of this offering, each of our stockholders prior to this offering (including certain of the directors and executive officers named in the above tables) will agree to vote their shares of common stock as directed by the CI Partnerships. As a result, the CI Partnerships and Messrs. Iseman and Lefkowitz may be deemed to beneficially own 72.7% of our common stock after the consummation of this offering (70.1% if the underwriters exercise their over-allotment option in full). The CI Partnerships and Messrs. Iseman and Lefkowitz disclaim beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(3)	Address is c/o CI Capital Partners LLC, 500 Park Avenue, New York, New York 10022.

(4)	Rajaconda Holdings, Inc. is the general partner of each of the CI Partnerships and is deemed to beneficially own the shares held by the CI Partnerships.

(5)	By virtue of his indirect control of the CI Partnerships, Mr. Iseman shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by those entities. Mr. Iseman disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(6)	By virtue of being a director of Rajaconda Holdings, Inc., Mr. Lefkowitz shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by the CI Partnerships. Mr. Lefkowitz disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(7)	Includes options to purchase 557,815 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Robinette disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(8)	Includes options to purchase 46,643 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Poe disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(9)	Includes options to purchase 94,376 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Wayne disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(10)	Includes options to purchase 20,076 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Buckley disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(11)	Includes options to purchase 82,185 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Morstad disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(12)	Includes options to purchase 22,666 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(13)	Includes options to purchase 22,666 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(14)	Includes options to purchase 9,714 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(15)	Includes options to purchase 1,108,176 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Certain relationships and related party transactions

Reorganization transactions

In connection with this offering, we will merge with our parent corporation and engage in a series of transactions that will convert the outstanding subordinated debt, common stock and preferred stock of our parent corporation into common equity and result in a single class of our common stock outstanding. In addition, prior to this merger, a wholly-owned subsidiary of Ply Gem Prime will merge with and into Ply Gem Prime, with Ply Gem Prime being the surviving entity. As part of this offering, the shareholders of Ply Gem Prime will receive interests in the Tax Receivable Entity in proportion to their ownership interests in Ply Gem Prime.

Currently, Ply Gem Prime owns 100% of our capital stock. As of March 30, 2013, Ply Gem Prime had three classes of preferred stock, three classes of common stock and approximately $68.4 million aggregate principal amount of its 10% Senior Subordinated Notes due 2015 (the “Prime Notes”) outstanding. The Prime Notes are held by the CI Partnerships and all of the preferred stock and common stock of Ply Gem Prime is held by the CI Partnerships and certain current and former directors and members of our management team or their related parties. Prior to the closing of this offering, the CI Partnerships will exchange the Prime Notes held by them for a new class of senior preferred stock of Ply Gem Prime (the “New Preferred Stock”) with a liquidation preference equal to the principal amount of and accrued interest on the Prime Notes.

Prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of 48,962,494 shares of our common stock, representing approximately 75.6% of our outstanding common stock after giving effect to this offering (or 72.9% if the underwriters exercise their over-allotment option in full). In the reorganization merger, all of the preferred stock (including New Preferred Stock) of Ply Gem Prime (including the subordinated debt of Ply Gem Prime that will have been converted into preferred stock as part of the Reorganization Transactions) will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between 48,962,494 and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. The initial public offering price of our common stock will be determined by a negotiation between us and the Representatives, as further described in “Underwriting.”

In the reorganization merger, holders of preferred stock of Ply Gem Prime (including the New Preferred Stock) will receive an aggregate of 21,286,225 shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of 27,676,269 shares of our common stock. In addition, in connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and per share exercise prices to reflect the reorganization merger.

The table below sets forth the consideration to be received by our directors, executive officers and our principal stockholders in connection with the Reorganization Transactions:

Name	Common stock to be issued in Reorganization Transactions

Caxton-Iseman (Ply Gem), L.P.	9,985,631
Caxton-Iseman (Ply Gem) II, L.P.	35,709,612
Frederick J. Iseman	—
Gary E. Robinette	—
Shawn K. Poe	277,448
John Wayne	293,395
John Buckley	82,182
Lynn Morstad	372,827
Timothy D. Johnson	—
David N. Schmoll	32,472
Robert A. Ferris	—
Steven M. Lefkowitz	—
John D. Roach	46,350
Michael Haley	81,234
Timothy T. Hall	—
Jeffrey T. Barber	3,886

Stockholders agreement

Ply Gem Prime is currently party to an amended and restated stockholders agreement (the “Existing Stockholders Agreement”) with the CI Partnerships and certain of our current and former members of management and their related parties. The Existing Stockholders Agreement contains provisions related to the composition of Ply Gem Prime’s board of directors, voting agreements, rights of first refusal, tag along rights, drag along rights, put and call rights, pre-emptive rights and customary confidentiality agreements and non-compete and non-solicit covenants with respect to certain current and former members of our management team.

In connection with this offering, the parties will amend and restate the Existing Stockholders Agreement (the “Stockholders Agreement”) and Ply Gem Holdings will become a party to the agreement so that the Stockholders Agreement will be between Ply Gem Holdings, Ply Gem Prime, the CI Partnerships and certain of our current members of management, including Messrs. Robinette, Poe, Wayne, Buckley, and Morstad (collectively with the CI Partnerships, the “Pre-IPO Stockholders”). As described below, the Stockholders Agreement will contain provisions related to stockholder voting, the composition of our board of directors and the committees of our board, our corporate governance, restrictions on the transfer of shares of our capital stock and certain other provisions.

Voting agreements

Under the Stockholders Agreement, each of the Pre-IPO Stockholders has agreed to vote all shares of our voting stock held by it as directed by the CI Partnerships (or if such partnerships are dissolved, their general partner) in any voting matter before our stockholders including, without limitation, elections of directors, amendments to our certificate of incorporation, approvals of mergers and other transactions or stockholder proposals, whether in an annual stockholder meeting, special stockholder meeting or an action by written consent.

Board of directors and committees

Under the Stockholders Agreement, the CI Partnerships (or if such partnerships are dissolved, their general partner) will be entitled to nominate such number of directors to our board of directors (rounded up to the nearest whole number) equal to the percentage of our common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Our board of directors will initially consist of eight directors and the CI Partnerships will initially have the right to nominate six directors on our board. It is expected that the CI Partnerships initial board nominees will be Messrs. Iseman, Lefkowitz, Hall, Ferris, Roach and Haley.

The Stockholders Agreement will also provide that the CI Partnerships (or if such partnerships are dissolved, their general partner) will be entitled to nominate such number of directors to our standing committees of the board of directors (other than the Audit Committee) (rounded up to the nearest whole number) equal to the percentage of our common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Our Compensation Committee will initially consist of four directors and the CI Partnerships will initially have the right to designate three members of our Compensation Committee. It is expected that the initial Compensation Committee members designated by the CI Partnerships will be Messrs. Ferris, Hall and Lefkowitz.

Our Nominating and Governance Committee will initially consist of four directors and the CI Partnerships will initially have the right to designate three members of our Nominating and Governance Committee. It is expected that the initial Nominating and Governance Committee members designated by the CI Partnerships will be Messrs. Iseman, Hall and Lefkowitz.

In the event that a vacancy is created on our board of directors or any committee thereof for any reason, the CI Partnerships (or if such partnerships are dissolved, their general partner) will have the right to designate a director or committee member to fill such vacancy to the extent the CI Partnerships (or if such partnerships are dissolved, their general partner) had the right to designate or nominate the director or committee member who created the vacancy. The right of the CI Partnerships to nominate any board member or committee member will be subject to compliance with applicable federal and state securities laws and the rules of the NYSE (or any securities exchange on which any of our equity securities may then be listed or admitted for trading) and, with respect to the Compensation Committee, subject to compliance with Section 162(m) of the Code to the extent that our board of directors elects to satisfy Section 162(m)’s outside directors requirements.

General restrictions on transfer

Subject to certain limited exceptions, no Pre-IPO Stockholder may transfer its shares of common stock (or stock options or other securities exercisable or convertible or exchangeable for shares of our common stock), unless the transferee agrees to become a party to the Stockholders Agreement.

Restrictions on transfer

Under the Stockholders Agreement, each member of our senior management, including Messrs. Robinette, Poe, Wayne, Buckley, and Morstad (collectively, the “Management Stockholders”), and, under separate transfer restriction agreements, certain other employees and stockholders, including Messrs. Barber, Ferris, Haley and Roach (collectively with the Management Stockholders, the “Restricted Stockholders”), will agree to restrict their ability to transfer (i) our common stock issued to him or it in the Reorganization Transactions (the “Initial Common Stock”) and (ii) options to purchase our common stock whether issued prior to or in connection with this offering (whether vested or unvested) (the “Initial Option Securities”). Subject to certain exceptions, such as transfers to permitted transferees, each Restricted Stockholder may only transfer his or its Initial Common Stock and Initial Option Securities as follows:

•

Prior to the first anniversary of this offering (and only following 180 days after the closing of this offering in the case of Restricted Stockholders that are not Management Stockholders), up to 20% of the Initial Common Stock and 20% of the Initial Option Securities;

•

On and after the first anniversary of this offering and through the second anniversary of this offering, up to an additional 40% of the Initial Common Stock and 40% of the Initial Option Securities; and

•	After the second anniversary of this offering, up to 100% of the Initial Common Stock and up to 100% of the Initial Option Securities.

Notwithstanding the foregoing limitations, at any time after this offering, if the CI Partnerships (or if such partnerships are dissolved, their general partner) sell any of our common stock held by them in an underwritten public offering, then each Restricted Stockholder may sell its Initial Common Stock and Initial Option Securities in such public offering on a pro rata basis with the CI Partnerships (or if such partnerships are dissolved, their general partner). These restrictions on transfer will terminate upon a change of control of our Company. In addition, the restrictions on transfer will terminate with respect to any Management Stockholder and certain other employees that are party to transfer restriction agreements whose employment is terminated by the Company, who resigns for good reason or who retires. These restrictions on transfer may be amended or waived by our board of directors in its sole discretion.

Other provisions

The Stockholders Agreement will contain customary confidentiality agreements from the Pre-IPO Stockholders and covenants from the Management Stockholders not to compete with us or solicit employees from us for a period of one year following termination of employment with us (whether such termination was voluntary or involuntary or with or without cause or good reason).

The Stockholders Agreement will require us to deliver to the CI Partnerships (or if such partnerships are dissolved, their general partner) a copy of our unaudited monthly management report (including our unaudited consolidated balance sheet and income statement) as soon as it is available after the end of each monthly accounting period, a copy of our annual strategic plan and budget as soon as practicable following board approval and such other information and data with respect to us as the CI Partnerships may reasonably request, subject to customary confidentiality provisions. In addition, we will be required to give the CI Partnerships, their manager and their general partner and outside accountants, auditors, legal counsel and other authorized representatives or agents of such persons reasonable access to our books and records and all documents and information related to our properties, assets and business as they may reasonably request, including access to our properties and employees.

Under the Stockholders Agreement, we will also agree that until the CI Partnerships and certain related parties cease to beneficially own, in the aggregate, at least 15% of our outstanding common stock (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the CI Partnerships and certain related parties) we will elect not to be governed by section 203 of the Delaware General Corporation Law. (However, our amended and restated certificate of incorporation will contain provisions that have the same effect as section 203 of the Delaware General Corporation Law, except that the CI Partnerships and their respective affiliates and successors and certain of their transferees as a result of private sales will not be subject to such restrictions.) We will also agree that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates. See “Risk factors —Risks related to this offering and our common stock —Our directors who have relationships with the CI Partnerships may have conflicts of interest with respect to matters involving our Company.”

Under the Stockholders Agreement, we will agree to indemnify the CI Partnerships from any losses arising directly or indirectly out of the CI Partnerships actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any director nominated by the CI Partnerships, including any act or omission in connection with this offering.

Under the Stockholders Agreement, we have agreed to reimburse the CI Partnerships (or if such partnerships are dissolved, their general partner) for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Stockholders Agreement and the ongoing monitoring of their investments in our Company.

Termination

The Stockholders Agreement will terminate upon the earliest to occur of (i) an agreement among us, the CI Partnerships (or if such partnerships are dissolved, their general partner) and the other Pre-IPO Stockholders holding a majority of the voting stock held by the Pre-IPO Stockholders (other than the CI Partnerships and certain related parties) to terminate the Stockholders Agreement or (ii) as to any Pre-IPO Stockholder (with respect to any provisions other than the confidentiality, non-compete and non-solicitation provisions applicable to the Management Stockholders), if such Pre-IPO Stockholder no longer owns any shares of our common stock (or stock options or other securities exercisable or convertible or exchangeable for shares of our common stock) other than by reason of a transfer in violation of the Stockholders Agreement.

In addition, the voting agreement and the provisions relating to the right to nominate or designate directors and committee members will terminate at such time as the Pre-IPO Stockholders cease to beneficially own at least 15% of our common stock outstanding immediately prior to the consummation of this offering (after giving effect to the Reorganization Transactions) (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Registration rights agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Pre-IPO Stockholders. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the CI Partnerships (or if such partnerships are dissolved, their general partner) may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of at least $20.0 million. We will not be obligated to effectuate more than five demand registrations under this agreement. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the CI Partnerships (or if such partnerships are dissolved, their general partner) have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The other Pre-IPO Stockholders are entitled to piggyback registration rights with respect to any registration request made by the CI Partnerships (or if such partnerships are dissolved, their general partner). If the registration requested by the CI Partnerships (or if such partnerships are dissolved, their general partner) is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by the Pre-IPO Stockholders who request to include their shares in the registration (pro rata, based on the number of registrable securities owned by such Pre-IPO Stockholders);

•

second, shares offered by any other stockholders (pro rata, based on the number of registrable securities owned by such stockholder) except to the extent any such holders have agreed under existing agreements to grant priority with regard to participation in such offering to any other holders of our securities; and

•	third, shares offered by us for our own account.

In addition, the Pre-IPO Stockholders have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•

first, shares offered by us for own account if we have initiated such registration or by any stockholders exercising demand rights with respect to such registration (pro rata, based on the number of registrable securities owned by the requesting stockholders);

•	second, shares offered by any of our other stockholders (including the Pre-IPO Stockholders) (pro rata, based on the number of registrable securities owned by such stockholder); and

•	third, shares offered by us for our own account if any stockholder initiated such registration by exercising demand rights.

In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

General advisory agreement

Upon completion of the Ply Gem acquisition, Ply Gem Industries entered into an advisory agreement with an affiliate of CI Capital Partners LLC (the “CI Party”), which we refer to as the “General Advisory Agreement.”

Under the General Advisory Agreement, the CI Party provides us with acquisition and financial advisory services as the board of directors shall reasonably request. In consideration of these services, Ply Gem Industries agreed to pay the CI Party (1) an annual fee equal to 2% of our EBITDA, as defined in such agreement, (2) a transaction fee, payable upon the completion by us of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by us of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of our company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on our net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to the CI Party, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes. The CI Party is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes.

The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or the CI Party provide notice of termination. In addition, the General Advisory Agreement may be terminated by the CI Party at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of our shares or shares of any of our parent companies.

During the fourth quarter of 2012, Ply Gem Industries and the CI Party amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of such extended term, Ply Gem Industries will pay to the CI Party an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on Ply Gem Industries’ cost of funds to borrow amounts under the Ply Gem Industries’ senior credit facilities.

Under the General Advisory Agreement, the Company paid management fees of approximately $0.2 million for the three months ended March 30, 2013 and $2.5 million, $2.3 million, and $2.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The General Advisory Agreement will be terminated upon the consummation of this offering. Upon the consummation of this offering and the termination of the General Advisory Agreement, a termination fee equal to approximately $18.8 million will be paid to the CI Party.

Tax sharing agreement

Prior to January 11, 2010, Ply Gem Prime was the common parent of an affiliated group of corporations that included Ply Gem Investment Holdings, Ply Gem Holdings, Ply Gem Industries and their subsidiaries. Ply Gem Prime elected to file consolidated federal income tax returns on behalf of the group. Accordingly, on February 24, 2006, Ply Gem Prime, Ply Gem Investment Holdings, Ply Gem

Industries and Ply Gem Holdings entered into an Amended and Restated Tax Sharing Agreement, under which Ply Gem Investment Holdings, Ply Gem Industries and Ply Gem Holdings agreed to make payments to Ply Gem Prime. These payments will not be in excess of the tax liabilities of Ply Gem Investment Holdings, Ply Gem Industries, Ply Gem Holdings and their respective subsidiaries, if these tax liabilities had been computed on a stand-alone basis. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, on March 17, 2011, we entered into a Second Amended and Restated Tax Sharing Agreement, effective as of January 11, 2010, so that the tax sharing agreement is among Ply Gem Prime, Ply Gem Holdings and Ply Gem Industries. In connection with the Reorganization Transactions, Ply Gem Prime will merge with and into Ply Gem Holdings with Ply Gem Holdings being the surviving corporation. As a result, we will enter into a Third Amended and Restated Tax Sharing Agreement in connection with the Reorganization Transactions so that the tax sharing agreement is between Ply Gem Holdings and Ply Gem Industries.

Tax receivable agreement

In order to induce the stockholders of Ply Gem Prime to consent to the initial public offering and the related transactions, we intend to enter into a tax receivable agreement with the Tax Receivable Entity (an entity controlled by an affiliate of the CI Partnerships). We are entering into the tax receivable agreement because certain favorable tax attributes related to the period prior to this offering will be available to us. Specifically, we have substantial deferred tax assets related to NOLs for United States federal and state income tax purposes, which are available to offset future taxable income. The CI Partnerships and our other current stockholders believe that the value of these tax attributes should be considered in determining the value of our shares being sold in this offering. Since it might be difficult to determine the present value of these attributes with certainty, the tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of or attributable to payments under this tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings.

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof), assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreement, in respect of the federal and state NOL carryovers, could be approximately $89.1 million in the aggregate and would be paid within the next five years, assuming that utilization of such tax attributes is not subject to limitation under Section 382 of the Code as the result of an “ownership change” (within the meaning of Section 382 of the Code) of Ply Gem Holdings. It is possible that future transactions or events could increase or decrease the actual tax benefits realized from these tax attributes and the corresponding tax receivable agreement payments. We are currently unable to estimate the amount of payments under the tax receivable agreement in respect of deductible expenses attributable to the transactions related to this offering or deductions related to imputed interest deemed paid by us as a result of or attributable to payments under this tax receivable agreement. However, in no event will the total payments made under the tax receivable agreement exceed $100.0 million.

In addition, although we are not aware of any issue that would cause the IRS to challenge the benefits arising under the tax receivable agreement, the Tax Receivable Entity will not reimburse us for any payments previously made if such benefits are subsequently disallowed, however, any excess payments made to the Tax Receivable Entity will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, or other forms of business combinations or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the NOL carryovers covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings.

Senior subordinated notes

In 2009, affiliates of the CI Partnerships purchased approximately $281.4 million aggregate principal amount of the 9% Senior Subordinated Notes. Approximately $218.8 million aggregate principal amount of such 9% Senior Subordinated Notes held by such affiliates were transferred to our indirect stockholders and ultimately to Ply Gem Prime. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries as a capital contribution and canceled on February 12, 2010. In exchange for their contribution of the 9% Senior Subordinated Notes, the CI Partnerships received equity of Ply Gem Prime valued at approximately $114.9 million consisting of 719,362 shares of common stock and 57,380 shares of Series E Senior Preferred Stock. No consideration was received by any other indirect stockholder of Ply Gem Prime in connection with the transfer of the 9% Senior Subordinated Notes. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million aggregate principal amount of the 9% Senior Subordinated Notes held by affiliates of the CI Partnerships). During the year ended December 31 2010, the Company paid these affiliates approximately $9.8 million of interest for the 9% Senior Subordinated Notes owned by these related parties. In connection with the 9% Senior Subordinated Notes transaction, Ply Gem Prime paid affiliates of CI Capital Partners approximately $1.6 million for advisory services.

Other transactions

During 2010, Ply Gem Prime received equity contributions of approximately $2.5 million from certain members of management, including Messrs. Morstad, Poe and Schmoll. In exchange for their equity contribution, Mr. Morstad received 1,565 shares of Ply Gem Prime common stock and 124.8 shares of Ply Gem Prime Series E Senior Preferred Stock, Mr. Poe received 2,191 shares of Ply Gem Prime common stock and 174.720 shares of Ply Gem Prime Series E Senior Preferred Stock and Mr. Schmoll received 626 shares of Ply Gem Prime common stock and 49.920 shares of Ply Gem Prime Series E Senior Preferred Stock. In addition, we repurchased equity of approximately $4.2 million from certain former members of management. As of December 31, 2010, approximately $1.2 million was classified as a current liability in accrued expenses in the consolidated balance sheet. During the year ended December 31, 2011, the approximate $1.2 million was paid in cash by the Company and reflected as an equity repurchase in 2011 on the Company’s consolidated statement of cash flows.

On May 27, 2010, Ply Gem Prime entered into a subscription agreement with certain members of our board of directors and certain other affiliates of CI Capital Partners for the issuance of an aggregate of 10,775.15 shares of Senior Preferred Stock of Ply Gem Prime for aggregate proceeds of $1,077,515. Pursuant to this subscription agreement, Ply Gem Prime issued 6,761.71 shares of Senior Preferred Stock to an entity controlled by Frederick Iseman, 1,266.86 shares of Senior Preferred Stock to an entity controlled by Steven Lefkowitz, 240.65 shares of Senior Preferred Stock to Timothy Hall, 1,789.75 shares of Senior Preferred Stock to an entity controlled by Robert Ferris and 716.18 shares to other affiliates of CI Capital Partners. Also on May 27, 2010, Ply Gem Prime entered into an agreement to repurchase from Gary E. Robinette, our President and Chief Executive Officer, 7,434 shares of Senior Preferred Stock of Ply Gem Prime for $1,077,515. Mr. Robinette’s Senior Preferred Stock was repurchased upon the closing of the Senior Preferred Stock issuance referred to above, and upon such repurchase his shares of Senior Preferred Stock were canceled.

During June 2010, the Company made a state tax payment of approximately $1.5 million for Ply Gem Prime. Ply Gem Prime incurred a state tax liability as a result of the 9% Senior Subordinated Notes debt extinguishment and related contribution during the first quarter of 2010 in which Ply Gem Prime recognized a capital gain of approximately $13.3 million. Ply Gem Prime is a holding company with no independent operating assets or liabilities other than its investment in the Company and therefore had no ability to make tax payments. The Company recognized this payment as a return of capital in the Company’s consolidated balance sheet as of December 31, 2010.

During the fourth quarter of 2011, Ply Gem Prime entered into a stock repurchase agreement with the Company’s Chief Executive Officer providing for the repurchase of 125,660 shares of common stock of Ply Gem Prime for $12.6 million. The repurchase was made by Ply Gem Prime with cash proceeds provided by the Company. Also during 2011, the Company repurchased equity of approximately $0.3 million from a former member of management.

Indemnification arrangements

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our charter documents. We believe that these provisions and agreements are necessary to attract qualified officers and directors. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Related party transactions policies and procedures

In connection with this offering, we will adopt a written Related Person Transactions Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our board of directors or Compensation Committee.

Our policy will require that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Description of capital stock

Capital stock

In connection with this offering, we expect to amend our certificate of incorporation so that our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering and after giving effect to the Reorganization Transactions, we expect to have 64,751,968 shares (or 67,120,389 shares if the underwriters exercise their over-allotment option in full) of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our certificate of incorporation and by-laws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

After the consummation of this offering, we will be authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the

CI Partnerships or their affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk factors—Risks related to this offering and our common stock—We are controlled by the CI Partnerships whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.”

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our amended and restated certificate of incorporation and by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, prevent or deter a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ liability; Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our amended and restated certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation will provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. Our amended and restated certificate of incorporation will also require us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Special meetings of stockholders

Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman, by a majority of the members of our board or, until the point in time at which the CI Partnerships and their affiliates no longer beneficially own shares representing more than 50% of our outstanding shares of common stock (the “Triggering Event”), at the request of holders of 50% or more of our outstanding shares of common stock. Except as described above, stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder action; Advance notice requirements for stockholder proposals and director nominations

Prior to the Triggering Event, stockholders may take action by written consent if the consent is signed by holders of our outstanding shares of capital stock having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. Our amended and restated certificate of incorporation will provide that, following the Triggering Event, stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board.

In addition, our amended and restated by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and removal of directors

In connection with this offering, our board of directors will be divided into three classes with the classes to be as nearly equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Prior to the Triggering Event, our stockholders may remove directors with or without cause with the vote of at least a majority of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Following the Triggering Event, our stockholders may only remove directors for cause and with the vote of at least 75% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our amended and restated certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the certificate of incorporation and by-laws

Prior to the Triggering Event, our amended and restated certificate of incorporation may be amended with the affirmative vote of the holders of a majority of our issued and outstanding capital stock entitled to vote. Following the Triggering Event, our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•

the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions relating to the removal of directors;

•	the provisions requiring a 75% stockholder vote for the adoption, amendment or repeal of our by-laws following the Triggering Event as described below;

•	the provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called following the Triggering Event;

•	the elimination of the right of our stockholders to act by written consent following the Triggering Event;

•	the provisions restricting business combinations with interested stockholders as described below;

•

the provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates as described above;

•	the provisions relating to the forum for adjudication of disputes; and

•	the amendment provisions of the certificate of incorporation.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval. Prior to the Triggering Event, stockholders may alter our by-laws with the affirmative vote of the holders of a majority of our issued and outstanding shares of capital stock entitled to vote. Following the Triggering Event, stockholders may only alter our by-laws with the affirmative vote of at least 75% of the voting power of our issued and outstanding shares of capital stock entitled to vote.

Business combinations with interested stockholders

In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our amended and restated certificate of incorporation, we will opt out of the provisions of section 203. Accordingly, we will not be subject to any anti-takeover effects of section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as section 203, except that they will provide that the CI Partnerships and their respective affiliates and successors and certain of their transferees as a result of private sales will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Forum for adjudication of disputes

Our amended and restated certificate of incorporation will provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

New York Stock Exchange listing

Our common stock has been approved for listing on the NYSE under the symbol “PGEM.”

Shares available for future sale

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk factors—Risks related to this offering and our common stock—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.”

Sale of restricted shares

Upon the consummation of this offering, we will have 64,751,968 shares of common stock outstanding (or 67,120,389 shares if the underwriters exercise their over-allotment option in full), excluding 3,386,008 shares of common stock underlying outstanding options. Of these shares, the 15,789,474 shares sold in this offering (or 18,157,895 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 48,962,494 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 2,077,456 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144 under the Securities Act, as applicable, and the holders of approximately 46,885,038 shares of common stock, representing approximately 72.4% of our outstanding common stock (or 69.9% if the underwriters exercise their over-allotment option in full), will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144, as applicable. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

In general, Rule 701 under the Securities Act, as in effect on the date of this prospectus, provides that securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/equity awards

We intend to file a registration statement under the Securities Act to register 7,385,680 shares of common stock reserved for issuance under our Equity Plans. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, after giving effect to the Reorganization Transactions, there were 3,386,008 options outstanding under our Equity Plans to purchase a total of 3,386,008 shares of our common stock, of which options to purchase 1,016,714 shares were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Other than in connection with the sale of shares in this offering, the CI Partnerships, our executive officers and our directors have agreed that, for a period of 180 days after the date of this prospectus, subject to certain extensions and with specified exceptions, they will not, without the prior written consent of the Representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold 46,885,038 shares of our common stock, representing approximately 72.4% of our then outstanding shares of common stock, or approximately 69.9% if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options under our Equity Plans, issue shares of common stock in connection with an acquisition or business combination and in certain other circumstances.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration rights

In connection with this offering, we will enter into a registration rights agreement to grant registration rights to the CI Partnerships and the other Pre-IPO Stockholders. Subject to the limitations described under “Certain relationships and related party transactions—Registration rights agreement,” the CI Partnerships (or if such partnerships are dissolved, their general partner) may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering and the other Pre-IPO Stockholders are entitled to piggyback registration rights with respect to any registration request made by the CI Partnerships (or if such partnerships are dissolved, their general partner). After giving effect to the Reorganization Transactions and this offering and subject to the terms of their lock-up agreements with the underwriters, the CI Partnerships and the other Pre-IPO Stockholders may require that 46,753,568 shares of our common stock be registered for resale pursuant to the registration rights agreement. For more information, see “Certain relationships and related party transactions—Registration rights agreement.”

Material U.S. federal income tax consequences

for non-U.S. holders

The following is a discussion of the material U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Code, Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and addresses only Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any (i) U.S. federal alternative minimum tax, (ii) U.S. federal estate, gift, or other non-income tax (except as set forth below) or (iii) any state, local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock. In addition, this discussion does not address the U.S. federal income and estate tax consequences to beneficial owners of our common stock subject to special rules, including, among others, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are persons subject to the alternative minimum tax, (vi) are U.S. expatriates, (vii) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions or other integrated investments, (viii) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants or (ix) have a functional currency other than the U.S. dollar.

As used herein, a “Holder” means a beneficial owner of our common stock. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership is a beneficial owner, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident alien of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is not a U.S. Holder.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED

TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on common stock

As discussed under “Dividend policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution is paid from our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds its common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or other taxable disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following is true:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such Non-U.S. Holder in the United States, in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•

the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not now, have not been in the last five years and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the United States for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30% or a reduced rate under an applicable tax treaty.

An individual Non-U.S. Holder described in the first bullet point above will be subject to tax on his or her gains under regular graduated U.S. federal income tax rates.

U.S. federal estate tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be considered United States situs assets, will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax or other tax treaty provides otherwise.

Backup withholding and information reporting

Under Treasury Regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Financial Intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Financial Intermediary, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

Additional Withholding Requirements

Under sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”), the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013, and any proceeds of a sale or other disposition of our common stock paid after December 31, 2016, to (i) a foreign financial institution (whether holding common stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the common stock (or is holding common stock on behalf of any other non-financial foreign entity) unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify such requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as joint book-running managers and the Representatives. We have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	4,421,053
Credit Suisse Securities (USA) LLC	3,157,895
Goldman, Sachs & Co.	3,157,895
UBS Securities LLC	2,368,421
Deutsche Bank Securities Inc.	1,263,158
Zelman Partners LLC	789,474
BB&T Capital Markets, a division of BB&T Securities, LLC	315,789
Stephens Inc.	315,789

Total	15,789,474

The underwriting agreement provides that the underwriters may, in their discretion, terminate their obligations thereunder upon the occurrence of certain stated events. The underwriters are committed to purchase all the common shares in the offering if they purchase any shares, other than the common stock covered by the over-allotment option described below unless and until the over-allotment option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated in certain circumstances.

The underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described below. Any shares sold in the directed share program to our directors, executive officers or certain of our significant stockholders shall be subject to the lock-up agreements described below.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.7875 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The Representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 2,368,421 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.3986 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us
	No exercise	Full exercise

Per Share	$1.3986	$1.3986
Total	$22,083,158	$25,395,632

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.0 million. We have agreed to reimburse the underwriters for certain expenses in an amount up to $25,000. The underwriters have agreed to reimburse us for a portion of our offering expenses up to $650,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise, in each case without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder or issued in the Reorganization Transactions, (B) the issuance by the Company of options to purchase shares of common stock and other equity incentive compensation, including restricted stock or restricted stock units, under stock option or similar plans described herein or under stock option or similar plans of acquired companies in effect on the date of acquisition, (C) any shares of our common stock issued upon the exercise of options granted under such stock option or similar plans described herein or under stock option or similar plans of acquired companies in effect on the date of acquisition, (D) the filing by us of any registration statement on Form S-8 with the SEC relating to the offering of securities pursuant to the terms of such stock option or similar plans and (E) the issuance by us of common stock or securities convertible into shares of our common stock in connection with an acquisition or business combination (including the filing of a registration statement on Form S-4 or other appropriate form with respect thereto), provided that the aggregate number of shares of our common stock issued pursuant to this clause (E) during the 180-day restricted period shall not exceed 10% of the total number of shares of our common stock issued and outstanding on the date of the closing of this offering and provided further that, in the case of any issuance pursuant to this clause (E), any recipient of shares of our common stock shall have executed and delivered to the Representatives a lock-up agreement. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the Representatives, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and existing stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (except for such demands or exercises as will not require or permit any public filing or other public disclosure to be made in connection therewith until after the expiration of the 180-day restricted period), in each case other than the shares of common stock to be sold by the undersigned pursuant to the underwriting agreement or any transfer in connection with, and as contemplated by, the Reorganization Transactions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless each of the Representatives waives, in writing, such extension. Any shares of our common stock acquired by such directors, executive officers and existing stockholders or a trust in the open market after the completion of this offering will not be subject to the restrictions described in this paragraph if and only if no filing by any party (donor, donee, transfror or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such acquisitions (other than a filing on Form 5 made when required). The restrictions described in this paragraph do not apply to (i) the transfer of shares of common stock as a bona fide gift, to any beneficiary pursuant to a will, other testamentary document or applicable laws of descent or to a family member or trust or to a limited liability company or partnership wholly owned by such director, executive officer or existing stockholder, provided that, in each case, (x) the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, (y) no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and (z) such disposition is not made for value, (ii) transfers and distributions of shares of common stock by a corporation, partnership or limited liability company subject to the lock-up (and its transferees and distributees) to any wholly-owned subsidiary of such entity or to the direct or indirect partners, members, stockholders or affiliates of such entity, or to a charitable entity or family trust, provided that (x) each donee, transferee or distributee shall sign and deliver a lock-up agreement prior to such transfer, (y) no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer (other than a filing on Form 5 made when required, and in the case of the CI Partnerships (or any direct or indirect partner thereof) a filing on Form 4 may be made during the 180-day restricted period if such person provides at least two business days notice prior to such proposed filing) and (z) such disposition is not made for value, (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and (iv) the withholding or disposition of shares to the Company in connection with the exercise of, or to satisfy the withholding tax obligations of such directors, executive officers and existing stockholders in connection with the exercise or vesting of, restricted stock, restricted stock units, incentive stock options or other stock-based awards. The restrictions in this paragraph shall be equally applicable to any shares of common stock purchased in the directed share program described above by our directors, executive officers and significant stockholders. Notwithstanding the foregoing, such directors, executive officers and existing stockholders shall be permitted to make transfers, sales, tenders or other dispositions of common stock to a bona fide third party pursuant to a tender offer for our securities or any other transaction, including, without limitation, a merger, consolidation or other business combination, involving a change of control of us (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of our common stock in connection with any such transaction, or vote any shares of our common stock in favor of any such transaction); provided that all common stock subject to the restrictions in this paragraph that are not so transferred, sold, tendered or otherwise disposed of remain subject to the restrictions in this paragraph; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any shares of our common stock subject to the restrictions in this paragraph shall remain subject to such restrictions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the NYSE under the symbol “PGEM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the Representatives purchase common stock in the open market in stabilizing transactions or to cover short sales, the Representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities, as well as other purchases by the underwriters for their own accounts, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the Representatives. In determining the initial public offering price, we and the Representatives expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the Representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(i)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(ii)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus

Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares of common stock may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amendment Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe to the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the underwriters or their affiliates, including JPMorgan Chase Bank, N.A., UBS Loan Finance LLC, Credit Suisse AG, Cayman Islands Branch, and Goldman, Sachs & Co., are agents and/or lenders under our ABL Facility. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., UBS Securities LLC and/or their affiliates hold a position in the 8.25% Senior Secured Notes, and Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC and/or their affiliates hold a position in the 9.375% Senior Notes. As a result of being lenders under the ABL Facility or holders of the 8.25% Senior Secured Notes and/or the 9.375% Senior Notes, such underwriters and/or their affiliates will receive a portion of the net proceeds of this offering. Credit Suisse Securities (USA) LLC, UBS Securities LLC and Stephens Inc. acted as initial purchasers in connection with the issuance of the 8.25% Senior Secured Notes in February 2011, J.P. Morgan Securities LLC acted as initial purchaser in connection with the issuance of the Senior Tack-On Notes in February 2012 and UBS Securities LLC and J.P. Morgan Securities LLC acted as initial purchasers in connection with the issuance of the 9.375% Senior Notes in September 2012. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have engaged Solebury Capital LLC (“Solebury”) to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $550,000 (provided that if the engagement of Solebury is terminated after the pricing of this offering, we shall remain responsible for such $550,000 fee) and reimbursement of reasonable out-of-pocket expenses up to $25,000, plus an incentive fee of up to $75,000 payable at our sole discretion. Solebury is not acting as an underwriter in connection with this offering, and accordingly, Solebury is neither purchasing shares nor offering shares to the public in connection with this offering.

Legal matters

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented CI Capital Partners and its related parties from time to time. Certain members of Paul, Weiss, Rifkind, Wharton & Garrison LLP have made investments in Ply Gem Prime and the CI Partnerships. The underwriters are being represented by Cravath, Swaine  & Moore LLP, New York, New York.

Experts

The consolidated financial statements and schedule of Ply Gem Holdings, Inc. and subsidiaries at December 31, 2012 and December 31, 2011, and for each of the three years in the period ended December 31, 2012, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedule filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

of Ply Gem Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, stockholder’s equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ply Gem Holdings, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 15, 2013, except for

Note 1 — Earnings (loss)

per common share, as to

which the date is April 5, 2013

Ply Gem Holdings, Inc. and subsidiaries

Consolidated statements of operations

	For the year ended December 31,
(amounts in thousands (except shares and per share data))	2012	2011	2010

Net sales	$1,121,301	$1,034,857	$995,906
Cost of products sold	877,102	824,325	779,946

Gross profit	244,199	210,532	215,960
Operating expenses:
Selling, general and administrative expenses	147,242	138,912	130,460
Amortization of intangible assets	26,937	26,689	27,099
Write-off of previously capitalized offering costs	—	—	1,571

Total operating expenses	174,179	165,601	159,130

Operating earnings	70,020	44,931	56,830
Foreign currency gain	409	492	510
Interest expense	(103,133)	(101,488)	(122,992)
Interest income	91	104	159
Gain (loss) on modification or extinguishment of debt	(3,607)	(27,863)	98,187

Income (loss) before provision for income taxes	(36,220)	(83,824)	32,694
Provision for income taxes	2,835	683	5,027

Net income (loss)	$(39,055)	$(84,507)	$27,667

Net earnings (loss) per common share:
Basic and diluted net income (loss) attributable to common stockholders per common share:	$(390,550)	$(845,070)	$276,670

Weighted average common shares outstanding	100	100	100

Pro forma loss per common share (unaudited):
Pro forma basic and diluted loss per common share	$(0.67)

Pro forma basic and diluted weighted average common shares outstanding	64,751,968

See accompanying notes to consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Consolidated statements of comprehensive (loss) income

	For the Year ended December 31,
(amounts in thousands)	2012	2011	2010

Net (loss) income	$(39,055)	$(84,507)	$27,667
Other comprehensive (loss) income, net of tax:
Currency translation	835	(691)	1,639
Minimum pension liability for actuarial loss, net of tax	(1,103)	(6,600)	(740)

Other comprehensive (loss) income	(268)	(7,291)	899

Comprehensive (loss) income	$(39,323)	$(91,798)	$28,566

See accompanying notes to consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Consolidated balance sheets

(amounts in thousands (except shares))	December 31, 2012	December 31, 2011

ASSETS
Current Assets:
Cash and cash equivalents	$27,194	$11,700
Accounts receivable, less allowances of $3,584 and $3,883, respectively	115,052	109,515
Inventories:
Raw materials	39,952	41,909
Work in process	20,931	24,286
Finished goods	39,409	38,610

Total inventory	100,292	104,805
Prepaid expenses and other current assets	15,384	13,272
Deferred income taxes	5,172	5,675

Total current assets	263,094	244,967
Property and Equipment, at cost:
Land	3,737	3,737
Buildings and improvements	37,941	36,588
Machinery and equipment	293,275	272,120

Total property and equipment	334,953	312,445
Less accumulated depreciation	(235,848)	(212,600)

Total property and equipment, net	99,105	99,845
Other Assets:
Intangible assets, net	94,356	121,148
Goodwill	392,455	391,467
Deferred income taxes	2,981	3,121
Other	29,859	32,364

Total other assets	519,651	548,100

	$881,850	$892,912

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$67,797	$50,090
Accrued expenses	93,918	90,881

Total current liabilities	161,715	140,971
Deferred income taxes	10,049	9,865
Other long-term liabilities	60,644	57,728
Long-term debt	964,384	961,670
Commitments and contingencies

Stockholder’s Deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	—	—
Common stock $0.01 par, 100 shares authorized, issued and outstanding	—	—
Additional paid-in-capital	311,034	309,331
Accumulated deficit	(619,640)	(580,585)
Accumulated other comprehensive loss	(6,336)	(6,068)

Total stockholder’s deficit	(314,942)	(277,322)

	$881,850	$892,912

See accompanying notes to consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Consolidated statements of cash flows

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Cash flows from operating activities:
Net income (loss)	$(39,055)	$(84,507)	$27,667
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	52,277	54,020	60,718
Non-cash interest expense, net	11,428	10,518	9,800
Gain on foreign currency transactions	(409)	(492)	(510)
(Gain) loss on modification or extinguishment of debt	3,607	27,863	(98,187)
Write-off of previously capitalized offering costs	—	—	1,571
Stock based compensation	1,703	430	164
Deferred income taxes	1,027	6,293	1,603
Reduction in tax uncertainty, net of valuation allowance	(92)	(6,617)	—
Other	(37)	(484)	(168)
Changes in operating assets and liabilities:
Accounts receivable, net	(5,377)	(13,266)	(3,023)
Inventories	4,696	(6,413)	(120)
Prepaid expenses and other assets	(2,534)	(1,948)	7,624
Accounts payable	17,606	(4,772)	1,917
Accrued expenses	4,592	15,314	452
Cash payments on restructuring liabilities	(1,177)	(407)	(2,630)
Other	449	1,009	(130)

Net cash provided by (used in) operating activities	48,704	(3,459)	6,748
Cash flows from investing activities:
Capital expenditures	(24,646)	(11,490)	(11,105)
Proceeds from sale of assets	193	102	2,032
Acquisitions, net of cash acquired	(100)	—	—

Net cash used in investing activities	(24,553)	(11,388)	(9,073)
Cash flows from financing activities:
Proceeds from long-term debt	102,991	423,684	145,709
Payments on long-term debt	(58,991)	(348,684)	(141,191)
Net revolver borrowings (payments)	(40,000)	55,000	5,000
Payments on previous revolver credit facility	—	(30,000)	—
Payment of early tender premium	(9,844)	(49,769)	—
Equity contributions	—	—	2,428
Equity repurchases	—	(14,049)	(2,978)
Debt issuance costs paid	(2,969)	(26,984)	(5,029)
Tax payments on behalf of parent	—	—	(1,532)

Net cash provided by (used in) financing activities	(8,813)	9,198	2,407
Impact of exchange rate movements on cash	156	(149)	353

Net increase (decrease) in cash and cash equivalents	15,494	(5,798)	435
Cash and cash equivalents at the beginning of the period	11,700	17,498	17,063

Cash and cash equivalents at the end of the period	$27,194	$11,700	$17,498

Supplemental information
Interest paid	$95,406	$90,867	$113,032
Income taxes paid (received), net	$307	$3,937	$(4,857)

See accompanying notes to consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Consolidated statements of stockholder’s equity (deficit)

(amounts in thousands)	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholder’s (deficit)

Balance, December 31, 2009	$209,939	$(523,745)	$324	$(313,482)
Comprehensive income:
Net income	—	27,667	—	27,667
Currency translation	—	—	1,639	1,639
Minimum pension liability for actuarial loss, net of tax	—	—	(740)	(740)

Total comprehensive income				28,566

Non-cash equity contribution by affiliate	114,929	—	—	114,929
Contributions and repurchase of equity, net	(550)	—	—	(550)
Tax payment on behalf of parent	(1,532)	—	—	(1,532)
Repurchase of former employee equity	(1,183)	—	—	(1,183)
Stock compensation	164	—	—	164

Balance, December 31, 2010	$321,767	$(496,078)	$1,223	$(173,088)

Comprehensive loss:
Net loss	—	(84,507)	—	(84,507)
Currency translation	—	—	(691)	(691)
Minimum pension liability for actuarial loss, net of tax	—	—	(6,600)	(6,600)

Total comprehensive loss				(91,798)

Repurchase of equity	(12,866)	—	—	(12,866)
Stock compensation	430	—	—	430

Balance, December 31, 2011	$309,331	$(580,585)	$(6,068)	$(277,322)

Comprehensive loss:
Net loss	—	(39,055)	—	(39,055)
Currency translation	—	—	835	835
Minimum pension liability for actuarial loss, net of tax	—	—	(1,103)	(1,103)

Total comprehensive loss				(39,323)

Stock compensation	1,703	—	—	1,703

Balance, December 31, 2012	$311,034	$(619,640)	$(6,336)	$(314,942)

See accompanying notes to consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

1. Summary of significant accounting policies

Basis of presentation

Ply Gem Holdings, Inc. (“Ply Gem Holdings”) and its wholly owned subsidiaries (individually and collectively, the “Company” or “Ply Gem”) are diversified manufacturers of residential and commercial building products, operating with two segments: (i) Siding, Fencing and Stone and (ii) Windows and Doors. Through these segments, Ply Gem Industries, Inc. (“Ply Gem Industries”) manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and remodeling and renovation markets.

Ply Gem Holdings was incorporated as a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), on January 23, 2004 by affiliates of CI Capital Partners LLC (“CI Capital Partners”) for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”), with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime.

The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings, an affiliate of CI Capital Partners pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC dated as of December 19, 2003, as amended. Prior to February 12, 2004, the date of the Ply Gem acquisition, Ply Gem Holdings had no operations and Ply Gem Industries was wholly owned by a subsidiary of WDS LLC, which was a wholly owned subsidiary of Nortek. As a result of the Ply Gem acquisition, the Company applied purchase accounting on February 12, 2004. The Company’s acquisition history is summarized below:

•

On August 27, 2004, Ply Gem Industries acquired all of the outstanding shares of capital stock of MWM Holding, Inc., (“MWM Holding”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, MWM Holding and the selling stockholders.

•

On February 24, 2006, Ply Gem Industries acquired all of the outstanding shares of capital stock, warrants to purchase shares of common stock and options to purchase shares of common stock of AWC Holding Company (“AWC”, and together with its subsidiaries, “Alenco”), in accordance with a securities purchase agreement entered into among Ply Gem, all of the direct and indirect stockholders, warrant holders and stock options holders of AWC and FNL Management Corp, an Ohio corporation, as their representative. Pursuant to the securities purchase agreement, Ply Gem purchased all of the issued and outstanding shares of common stock, warrants to purchase shares of common stock and options to purchase shares of common stock of AWC (other than certain shares of common stock of AWC held by certain members of the senior management of Alenco that were contributed separately to Ply Gem Prime, the new parent company of Ply Gem Investment Holdings, in exchange for shares of capital stock of Ply Gem Prime). Immediately following the completion of the Alenco acquisition, AWC became a wholly owned subsidiary of Ply Gem.

•

On October 31, 2006, Ply Gem Industries acquired all of the issued and outstanding shares of common stock of Mastic Home Exteriors, Inc. (formerly known as Alcoa Home Exteriors) (“MHE”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, Alcoa Securities Corporation, and Alcoa Inc.

•

On September 30, 2007, Ply Gem Industries completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business through a stock acquisition. On the acquisition date, the Company changed the name of the acquired business to Ply Gem Pacific Windows Corporation (“Pacific Windows”).

•	On October 31, 2008, Ply Gem Industries acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer).

•	On July 30, 2012, Ply Gem acquired substantially all of the assets of Greendeck Products, LLC, a composite products development company.

Ply Gem is a diversified manufacturer of residential and commercial building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for the Company’s products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Reclassifications and retrospective application of comprehensive income guidance

Certain amounts in the prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year, with no effect on net income (loss) or accumulated deficit. The financial statements include the consolidated statements of comprehensive income (loss) as required by new accounting guidance, which was retrospectively adopted during 2012.

Accounting policies and use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include the allowance for doubtful accounts receivable, rebates, pensions, valuation reserve for inventories, warranty reserves, insurance reserves, legal contingencies, assumptions used in the calculation of income taxes, projected cash flows used in the goodwill and intangible asset impairment tests, and environmental accruals and other contingencies. These judgments are based on the Company’s historical experience, current trends and information available from other sources, as appropriate and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and the depressed housing and remodeling market have combined to increase the uncertainty inherent in such estimates and assumptions. If different conditions result from those assumptions used in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Recognition of sales and related costs, incentives and allowances

The Company recognizes sales upon the shipment of products, net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. For certain products, it is industry practice that customers take title to products upon delivery, at which time revenue is then recognized by the Company. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. Customer returns are recorded as a reduction to sales on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the sale date and the return date while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. The Company also provides for estimates of warranty and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expenses. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that are expected to impact the historical analysis such as new product introduction for warranty and bankruptcies of particular customers for bad debt.

Cash equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

Accounts receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts was $3.6 million and $3.9 million at December 31, 2012 and 2011, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of its customers, unusual macroeconomic conditions and historical experience. If the financial condition of its customers deteriorates or other circumstances occur that result in an impairment of customers’ ability to make payments, the Company records additional allowances as needed. The Company writes off uncollectible trade accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by the Company has concluded. During the year ended December 31, 2011, the Company reclassified approximately $1.4 million from accounts receivable to a note receivable, which is classified as other assets in the accompanying consolidated balance sheets. As of December 31, 2012 and 2011, the balance of the note receivable was $0.6 million and $0.7 million, respectively.

Inventories

Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market and are determined primarily by the first-in, first-out (FIFO) method. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

The inventory reserves were approximately $6.5 million at December 31, 2012, increasing during 2012 by $0.2 million compared to the December 31, 2011 reserve balance of approximately $6.3 million.

Property and equipment

Property and equipment are presented at cost. Depreciation of property and equipment are provided on a straight-line basis over estimated useful lives, which are generally as follows:

Buildings and improvements	10-37 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease or useful life, whichever is shorter

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized in operations. Depreciation expense for the years ended December 31, 2012, 2011, and 2010 was approximately $25.4 million, $27.3 million, and $33.6 million, respectively.

On July 30, 2010, the Company entered into an asset purchase agreement to sell substantially all of the assets associated with the operations of its Valencia, Pennsylvania facility for $2.5 million, with $1.9 million received at closing and the remaining $0.6 million recorded as a note receivable due in July 2011. The Company recognized a loss on the sale of approximately $0.1 million, which was recorded within selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2010 and the note receivable was recorded as a current asset in the consolidated balance sheet as of December 31, 2010. The note receivable was collected during 2011.

Intangible assets, goodwill and other long-lived assets

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The

Company performs undiscounted operating cash flow analyses to determine if impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

The Company tests for long-lived asset impairment at the following asset group levels: i) Siding, Fencing and Stone (“Siding”), ii) the combined US Windows companies in the Windows and Doors segment (“US Windows”), and iii) Ply Gem Canada in the Windows and Doors segment. For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. During the year ended December 31, 2011, the Company incurred an asset impairment charge of approximately $0.2 million related to a specific asset in the Windows and Doors segment that was no longer utilized.

Goodwill

Purchase accounting involves judgment with respect to the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill. For significant acquisitions, the Company values items such as property and equipment and acquired intangibles based upon appraisals.

The Company evaluates goodwill for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment at the November month end each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment. Refer to Note 2 for additional considerations regarding the results of the impairment test in 2012 and 2011.

Debt issuance costs

Debt issuance costs, composed of facility, agency, and certain legal fees associated with issuing new debt, are amortized over the contractual term of the related agreement using the effective interest method. Net debt issuance costs totaled approximately $23.6 million and $26.5 million as of December 31, 2012 and December 31, 2011, respectively, and have been recorded in other long term assets in the accompanying consolidated balance sheets.

Share based compensation

Share-based compensation cost for the Company’s stock option plan is measured at the grant date, based on the estimated fair value of the award, and is recognized over the requisite service period. The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model. Expected volatility is based on a review of several market indicators, including peer companies. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option.

Insurance liabilities

The Company is self-insured for certain casualty losses and medical liabilities. The Company records insurance liabilities and related expenses for health, workers’ compensation, product and general liability losses and other insurance expenses in accordance with either the contractual terms of their policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company relies on historical trends when determining the appropriate incurred but not reported claims and health insurance reserves to record in its consolidated balance sheets. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Subsequent to February 12, 2004, U.S. federal income tax returns are prepared and filed by Ply Gem Investment Holdings, Inc. on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its subsidiaries. The existing tax sharing agreement between Ply Gem Holdings and Ply Gem Investment Holdings under which tax liabilities for each respective party are computed on a stand-alone basis, was amended to include Ply Gem Prime Holdings during 2010. U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

Sales taxes

Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of operations.

Commitments and contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.

Environmental

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Environmental remediation obligation accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Liquidity

The Company intends to fund its ongoing capital and working capital requirements, including its internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under the revolving credit portion of its senior secured asset based revolving credit facility (“ABL Facility”). As of December 31, 2012, the Company had approximately $964.4 million of indebtedness, $191.2 million of contractual availability under the ABL Facility, and approximately $113.4 million of borrowing base availability reflecting $15.0 million of ABL borrowings and approximately $6.3 million of letters of credit and priority payable reserves issued under the ABL Facility.

Because of the inherent seasonality in our business and the resulting working capital requirements, the Company’s liquidity position fluctuates within a given year. The seasonal effect that creates the Company’s greatest needs has historically been experienced during the first six months of the year and the Company anticipates borrowing funds under its ABL Facility to support this requirement. However, the Company anticipates the funds generated from operations and funds available under the ABL Facility will be adequate to finance its ongoing operational cash flow needs, capital expenditures, debt service obligations, management incentive expenses, and other fees payable under other contractual obligations for the foreseeable future.

Foreign currency

Ply Gem Canada, the Company’s Canadian subsidiary, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign entity at the exchange rates in effect at year-end. Net sales and expenses are translated using average exchange rates in effect during the period. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income or loss in the accompanying consolidated balance sheets.

The Company recorded a gain from foreign currency transactions of approximately $0.4 million, for the year ended December 31, 2012, and approximately $0.5 million for the years ended December 31, 2011 and 2010. As of December 31, 2012 and December 31, 2011, accumulated other comprehensive income (loss) included a currency translation adjustment of approximately $0.8 million and $(0.7) million, respectively.

Concentration of credit risk

The Company’s largest customer in each year accounted for approximately 10.5%, 9.4%, and 9.0% of consolidated net sales for the years ended December 31, 2012, 2011, and 2010, respectively and 12.7% and 13.7% of outstanding accounts receivable as of December 31, 2012 and 2011, respectively.

Fair value measurement

The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

(amounts in thousands)	Carrying value	Fair value total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description
Liabilities:
Senior Notes-9.375%	$160,000	$170,400	$170,400	$—	$—
Senior Secured Notes-8.25%	840,000	907,200	907,200	—	—

As of December 31, 2012	$1,000,000	$1,077,600	$1,077,600	$—	$—

Liabilities:
Senior Subordinated Notes-13.125%	$150,000	$132,188	$132,188	$—	$—
Senior Secured Notes-8.25%	800,000	697,000	697,000	—	—

As of December 31, 2011	$950,000	$829,188	$829,188	$—	$—

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value. Also see Note 5 for fair value disclosures of the pension assets.

New accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The standard requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). The differences in the offsetting requirements account for a significant difference in the amounts presented in statements of financial position prepared in accordance with U.S. GAAP and IFRS for certain entities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The implementation of this guidance is not expected to have a material impact on the Company’s disclosures.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The standard allows companies to perform a “qualitative” assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar to the recently issued guidance on goodwill impairment. The standard allows companies the option to first assess qualitatively whether it is necessary to perform the quantitative impairment test. A company would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines that it is more likely than not (that is, a likelihood of more than 50 percent) that the asset is impaired. The implementation of this guidance is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

On January 1, 2012, the Company adopted an update issued by the FASB to existing guidance on the presentation of comprehensive income. This update requires the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. Net income and other comprehensive income have been presented in two separate but consecutive statements for the current reporting period and prior comparative period in our consolidated financial statements. On February 5, 2013, the FASB issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance is the culmination of the board’s redeliberation on reporting reclassification adjustments from accumulated other comprehensive income. The new requirements will take effect for public companies in interim and annual reporting periods beginning after December 15, 2012. The standard requires that companies present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. The implementation of this guidance is not expected to have a material impact on the Company’s disclosures.

Comprehensive (loss) income

The components of accumulated other comprehensive (loss) income are as follows:

(amounts in thousands)	Foreign currency translation	Minimum pension liability adjustments	Accumulated other comprehensive (loss) income

Balance at December 31, 2009	$4,104	$(3,780)	$324
Net current period change	1,639	(740)	899

Balance at December 31, 2010	5,743	(4,520)	1,223
Net current period change	(691)	(6,600)	(7,291)

Balance at December 31, 2011	5,052	(11,120)	(6,068)
Net current period change	835	(1,103)	(268)

Balance at December 31, 2012	$5,887	$(12,223)	$(6,336)

Earnings (loss) per common share

The unaudited pro forma earnings (loss) per common share is being presented to give effect to the shares of Ply Gem Holdings common stock that will be issued in connection with the merger of the Company with its parent, Ply Gem Prime Holdings. In connection with the proposed initial public offering, the Company will merge with Ply Gem Prime Holdings and engage in a series of transactions that will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into common equity of Ply Gem Holdings and result in a single class of outstanding common stock of Ply Gem Holdings (the “Reorganization Transactions”). In connection with the Reorganization Transactions, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options. The pro forma weighted average common shares outstanding assume the conversion of the Ply Gem Prime Holdings outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) into shares of Ply Gem Holdings common stock upon the consummation of the Reorganization Transactions.

Basic and diluted earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares outstanding. The Company had 100 shares of common stock outstanding for the years ended December 31, 2012, 2011 and 2010. In addition, all stock options and preferred stock are issued at the Ply Gem Prime level; therefore, no dilutive effect would exist at Ply Gem Holdings as these amounts have been recorded within additional paid in capital. Consequently, for purposes of calculating EPS, the Company calculated the amounts as net income (loss) divided by the 100 shares of common stock outstanding at the end of each period.

In connection with the proposed initial public offering, the Company will merge with its parent company, Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into Ply Gem Holdings common equity and result in a single class of outstanding common stock. In connection with the Reorganization Transactions, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options.

The unaudited pro forma loss per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization Transactions. The unaudited pro forma basic loss per common share is computed by dividing loss attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The treasury stock effect of Ply Gem Holdings stock options to be issued in connection with the Reorganization Transactions has not been included in the computation of the unaudited pro forma diluted loss per common share for the year ended December 31, 2012 as the effect would be anti-dilutive.

The following details the computation of the pro forma loss per common share:

For the year ended December 31, 2012
(amounts in thousands (except shares and per share data))	(unaudited)

Net loss	$(43,608)
Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474
Conversion of Ply Gem Prime Holdings common stock and preferred stock	48,962,494
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.67)

2. Goodwill

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has two reporting units: 1) Siding, Fencing and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (“Step One”), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (“Step Two”). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. The Company has elected not to utilize the qualitative Step Zero impairment assessment.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. Since each approach has its merits, the Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimated single family housing starts and the repair and remodeling market’s growth rate through 2021. These assumptions modeled information published by the National Association of Home Builders (“NAHB”). The Company estimated single family housing starts increasing from 2012 levels (535,000) to approximately 1,050,000 in 2021 (terminal growth year) and estimated the repair and remodeling growth rate at approximately 3.0% in each year through 2021. The 1,050,000 terminal housing starts figure represents a historical average that tracks domestic population growth. The forecasted sales growth and operating earnings increases coincided with the growth in these two key assumptions. The Company utilized its weighted average cost of capital and its long-term growth rate to derive the appropriate capitalization rate used in the terminal value calculation. The Company utilized these fair value estimate assumptions during the impairment analysis conducted during the years ended December 31, 2012 and 2011.

The Company’s annual goodwill impairment tests performed as of November 24, 2012 and November 26, 2011 indicated no impairment. The Windows and Doors and Siding, Fencing and Stone reporting units exceeded their 2012 carrying values by approximately 69% and 219%, respectively.

The Company provides no assurance that: 1) valuation multiples will not decline, 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to analyze changes to these assumptions in future periods. The Company will also continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in future goodwill impairments.

The reporting unit goodwill balances were as follows as of December 31, 2012 and December 31, 2011:

(amounts in thousands)	December 31, 2012	December 31, 2011

Siding, Fencing and Stone	$320,984	$320,107
Windows and Doors	71,471	71,360

	$392,455	$391,467

Greendeck products acquisition

On July 30, 2012, the Company acquired substantially all of the production assets of Greendeck Products LLC (“Greendeck”) for total consideration of approximately $1.0 million consisting of cash of $0.1 million and contingent consideration fair valued at $0.9 million. Greendeck was developing an exterior building products production process. The goodwill of approximately $0.9 million arising from the acquisition consists largely of the commercialization valuation of the underlying products and economies of scale expected from combining the operations of the Company and the assets of Greendeck. The goodwill has been recorded within the Siding, Fencing and Stone segment. The Company also acquired an intangible asset in this asset purchase valued at approximately $0.1 million, which is based on a license agreement with a third party entity.

The acquisition has an earnout clause included within the asset purchase agreement. The earnout clause has been fair valued as of the acquisition date and the valuation will be updated at each reporting period. As of December 31, 2012, the fair value of the earnout is approximately $0.9 million and has been classified within other long-term liabilities in the accompanying consolidated balance sheet. There are currently no revenues or earnings from Greendeck for any comparative periods or since the date of acquisition and, consequently, no pro forma information is required or disclosed related to Greendeck.

Goodwill rollforward

A rollforward of goodwill for 2012 and 2011 is included in the table below:

(amounts in thousands)	Windows and Doors	Siding, Fencing and Stone

Balance as of January 1, 2011
Goodwill	$401,099	$442,334
Accumulated impairment losses	(327,773)	(122,227)

	73,326	320,107
Currency translation adjustments	(244)	—
Purchase accounting adjustment	(307)	—
Tax benefit of excess tax goodwill	(1,415)	—
Balance as of December 31, 2011
Goodwill	399,133	442,334
Accumulated impairment losses	(327,773)	(122,227)

	$71,360	$320,107
Currency translation adjustments	241	—
Tax benefit of excess tax goodwill	(130)	—
Greendeck acquisition	—	877
Balance as of December 31, 2012
Goodwill	399,244	443,211
Accumulated impairment losses	(327,773)	(122,227)

	$71,471	$320,984

During the year ended December 31, 2012, the Windows and Doors goodwill increase was primarily attributed to $0.2 million of foreign currency movement and the Siding, Fencing and Stone goodwill increase of $0.9 million was due to the Greendeck acquisition. During the year ended December 31, 2011, the Windows and Doors’ goodwill decrease was attributed to: 1) foreign currency movement $(0.2) million, 2) a purchase accounting adjustment related to a previous acquisition $(0.3) million for a reduction in accrued expenses, and 3) a tax adjustment $(1.4) million resulting from the original Ply Gem acquisition reducing deferred tax liabilities and goodwill.

3. Intangible assets

The table that follows presents the major components of intangible assets as of December 31, 2012 and 2011:

(amounts in thousands)	Average amortization period (in years)	Cost	Accumulated amortization	Net carrying value

As of December 31, 2012:
Patents	14	$12,770	$(8,308)	$4,462
Trademarks/Tradenames	11	85,669	(61,737)	23,932
Customer relationships	13	158,158	(93,025)	65,133
Other		2,647	(1,818)	829

Total intangible assets	13	$259,244	$(164,888)	$94,356

As of December 31, 2011:
Patents	14	$12,770	$(7,361)	$5,409
Trademarks/Tradenames	11	85,644	(48,296)	37,348
Customer relationships	13	158,158	(80,851)	77,307
Other		2,503	(1,419)	1,084

Total intangible assets	13	$259,075	$(137,927)	$121,148

Amortization expense related to these intangible assets for the years ended December 31, 2012, 2011, and 2010 was approximately $26.9 million, $26.7 million, and $27.1 million, respectively. Estimated amortization expense for the fiscal years 2013 through 2017 is shown in the following table:

(amounts in thousands)	Amortization expense

2013	$16,677
2014	15,248
2015	14,799
2016	14,156
2017	10,420

During the year ended December 31, 2010, the Company decreased the remaining useful life of certain trademarks in the Windows and Doors segment to three years (applied prospectively) as a result of future marketing plans regarding the use of these trademarks. For each of the years ended December 31, 2012, December 31, 2011, and December 31, 2010, the Company incurred approximately $7.4 million of increased amortization expense compared to the year ended December 31, 2009, primarily as a result of this decrease in useful life. As of December 31, 2012 these specific trademarks are fully amortized.

4. Long-term debt

Long-term debt in the accompanying consolidated balance sheets at December 31, 2012 and 2011 consists of the following:

(amounts in thousands)	December 31, 2012	December 31, 2011

Senior secured asset based revolving credit facility	$15,000	$55,000
8.25% Senior secured notes due 2018, net of unamortized early tender premium and discount of $40,870 and $40,641	799,130	759,359
13.125% Senior subordinated notes due 2014, net of unamortized discount of $0 and $2,689	—	147,311
9.375% Senior notes due 2017, net of unamortized discount of $9,746 and $0	150,254	—

	$964,384	$961,670

2012 developments

On September 27, 2012, Ply Gem Industries completed an offering for $160.0 million aggregate principal amount of 9.375% Senior Notes due 2017 (the “9.375% Senior Notes”). The net proceeds of this offering, together with cash on hand, were deposited with the trustee for Ply Gem Industries’ 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”) to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017.

On February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction (“Senior Tack-on Notes”). The net proceeds of approximately $32.7 million after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, have been and will be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes.

8.25% Senior Secured Notes due 2018

On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes due 2018 given that the 2011 transaction was predominately accounted for as a loan modification. The 8.25% Senior Secured Notes due 2018 together with the Senior Tack-on Notes (“8.25% Senior Secured Notes”) will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the original aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $84.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the aggregate amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indentures) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing our obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, the Company’s stock ownership in the Company’s subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities

Act requiring separate financial statements of such subsidiary to be filed with the Securities and Exchange Commission (“SEC”).

On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800.0 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% Senior Secured Notes due 2013 (“11.75% Senior Secured Notes”) at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Interest was paid semi-annually on June 15, 2013 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its 11.75% Senior Secured Notes in a private placement transaction. The additional $25.0 million of 11.75% Senior Secured Notes had the same terms and covenants as the initial $700.0 million of 11.75% Senior Secured Notes.

On February 11, 2011, the Company purchased approximately $718.6 million principal amount of the 11.75% Senior Secured Notes in a tender offer at a price of $1,069.00 per $1,000 principal amount, which included an early tender payment of $40.00 per $1,000 principal amount, plus accrued and unpaid interest, and on February 28, 2011, the Company purchased $6.0 million principal amount of the 11.75% Senior Secured Notes in the tender offer at a price of $1,029.00 per $1,000 principal amount, plus accrued and unpaid interest. On March 13, 2011, pursuant to the terms of the indenture governing the 11.75% Senior Secured Notes, the Company redeemed the remaining approximate $0.4 million at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest. As a result of these transactions, the Company paid cumulative early tender premiums of approximately $49.8 million during the year ended December 31, 2011. Following the redemption on March 13, 2011, there were no longer any 11.75% Senior Secured Notes outstanding. The 11.75% Senior Secured Notes would have matured on June 15, 2013 and bore interest at the rate of 11.75% per annum. The loss recorded as a result of this purchase is discussed in detail in the section “Gain (loss) on debt extinguishment” below.

Senior Secured Asset Based Revolving Credit Facility due 2016

On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the Company’s ABL Facility from $175.0 million to $212.5 million. Under the terms of the ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the amended ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016.

Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of December 31, 2012, the Company’s interest rate on the new ABL Facility was approximately 2.5%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February, and March).

All obligations under the ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

As of December 31, 2012, Ply Gem Industries had approximately $191.2 million of contractual availability and approximately $113.4 million of borrowing base availability under the new ABL Facility, reflecting $15.0 million of borrowings outstanding and approximately $6.3 million of letters of credit and priority payables reserves.

Senior Secured Asset Based Revolving Credit Facility due 2013

Concurrently with the 11.75% Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into an ABL Facility. The prior ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In July 2009, the Company amended the prior ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As of December 31, 2011, there were no outstanding borrowings under the prior ABL Facility, as it was replaced with the new ABL Facility on January 26, 2011, as discussed above.

9.375% Senior Notes due 2017

On September 27, 2012, Ply Gem Industries issued $160.0 million of 9.375% Senior Notes at par. Ply Gem Industries used the proceeds of the offering, together with cash on hand, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017 and bear interest at the rate of 9.375% per annum. Interest will be paid semi-annually on April 15 and October 15 of each year. A portion of the early call premium and the original unamortized discount on the 13.125% Senior Subordinated Notes was recorded as a discount on the $160.0 million of 9.375% Senior Notes, given that the transaction was predominately accounted for as a loan modification.

Prior to October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to October 15, 2014, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date, provided that at least 60% of the aggregate principal amount of the 9.375% Senior Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings. On or after October 15, 2014, and prior to October 15, 2015, Ply Gem Industries may redeem up to 100% of the principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. On or after October 15, 2015, and prior to October 15, 2016, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. At any time on or after October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at the declining redemption prices set forth in the indenture governing the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 9.375% Senior Notes are unsecured and equal in right of payment to all of our existing and future senior debt, including the ABL Facility and the 8.25% Senior Secured Notes. The 9.375% Senior Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior unsecured basis. The guarantees are general unsecured obligations and are equal in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility. The 9.375% Senior Notes and guarantees are effectively subordinated to all of Ply Gem Industries’ and the Guarantors’ existing and future secured indebtedness, including the 8.25% Senior Secured Notes and the ABL Facility, to the extent of the value of the assets securing such indebtedness.

The indenture governing the 9.375% Senior Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, but not limited to, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base as of date of such incurrence; purchase money indebtedness in an aggregate amount not to exceed the greater of $35.0 million and 20% of consolidated net tangible assets at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $2.0 million in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million.

On January 24, 2013, Ply Gem Industries completed its exchange offer with respect to the 9.375% Senior Notes by exchanging $160.0 million 9.375% Senior Notes, which were registered under the Securities Act, for $160.0 million of the issued and outstanding 9.375% Senior Notes. Upon completion of the exchange offer, all $160.0 million of issued and outstanding 9.375% Senior Notes were registered under the Securities Act.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The interest rate on the Notes was 13.125% and was paid semi-annually on January 15 and July 15 of each year.

On September 27, 2012, Ply Gem Industries used the net proceeds from the issuance of the 9.375% Senior Notes, together with cash on hand, aggregating $165.4 million, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. In addition, on September 27, 2012, Ply Gem Industries issued a notice of redemption to redeem all of the outstanding 13.125% Senior Subordinated Notes on October 27, 2012 at a redemption price equal to 106.5625% plus accrued and unpaid interest to the redemption date. The $165.4 million deposited with the trustee for the 13.125% Senior Subordinated Notes included a $9.8 million call premium and $5.7 million of accrued interest.

On October 27, 2012, the Company completed the redemption of all $150.0 million principal amount of the 13.125% Senior Subordinated Notes. The loss recorded as a result of the debt transactions is discussed in the section “Gain (loss) on debt modification or extinguishment” below.

9.00% Senior Subordinated Notes due 2012

In connection with the issuance of $150.0 million of the 13.125% Senior Subordinated Notes on January 11, 2010, Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest. Approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by certain affiliates of the CI Partnerships were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime. Such notes were then transferred to the Company and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. As of December 31, 2011, there were no 9% Senior Subordinated Notes outstanding.

Gain (loss) on debt modification or extinguishment

As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes during the year ended December 31, 2012, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 13.125% Senior Subordinated Notes and the 9.375% Senior Notes to determine whether the transaction should be accounted for as a modification or an extinguishment of debt as it relates to each individual holder. The Company incurred an early call premium of approximately $9.8 million in connection with this transaction, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes and approximately $1.5 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2012. The Company also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes as a result of this transaction for the year ended December 31, 2012. The Company also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2012.

As a result of the 8.25% Senior Secured Notes issuance and purchase and redemption of the 11.75% Senior Secured Notes during the year ended December 31, 2011, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes to determine whether the transaction was to be accounted for as a modification or an extinguishment of debt. The Company determined that this transaction resulted predominantly in a modification but in some instances as an extinguishment as some creditors did not participate in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes. The Company incurred an early tender premium of approximately $49.8 million in conjunction with this transaction, of which approximately $38.9 million was recorded as a discount on the 8.25% Senior Secured Notes and approximately $10.9 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2011. The Company also expensed approximately $0.8 million for the unamortized discount and $2.8 million for the unamortized debt issuance costs for the 11.75% Senior Secured Notes in this transaction for the year ended December 31, 2011. The Company also incurred approximately $25.9 million of costs associated with this transaction, of which approximately $13.6 million was recorded as debt issuance costs and approximately $12.3 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2011.

As a result of the ABL Facility refinancing during 2011, the Company evaluated the proper accounting treatment for the debt issuance costs associated with the prior ABL Facility and the new ABL Facility as there were certain members of the loan syndication that existed in both facilities and other members who were not participants in the new ABL Facility. Based on this evaluation, the Company expensed approximately $1.2 million of debt issuance costs as a loss on modification or extinguishment of debt and recorded approximately $2.1 million of debt issuance costs.

As a result of the $141.2 million redemption of the previous 9% Senior Subordinated Notes on February 16, 2010, the Company recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write-off of unamortized debt issuance costs. On

February 12, 2010, as a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by affiliates of the Company’s controlling stockholders in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, the Company recognized a gain on extinguishment of approximately $100.4 million, including the write-off of unamortized debt issuance costs of approximately $3.5 million. The $98.2 million gain on debt extinguishment was recorded separately in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Based on these financing transactions, the Company recognized a loss on debt modification or extinguishment of approximately $3.6 million and $27.9 million and a gain on debt extinguishment of approximately $98.2 million for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively, as summarized in the table below.

	For the year ended
(amounts in thousands)	December 31, 2012	December 31, 2011	December 31, 2010

Gain (loss) on extinguishment of debt:
Tender premium	$—	$(10,883)	$—
11.75% Senior Secured Notes unamortized discount	—	(775)	—
11.75% Senior Secured Notes unamortized debt issuance costs	—	(2,757)	—
13.125% Senior Subordinated Notes call premium	(1,487)	—	—
13.125% Senior Subordinated Notes unamortized discount	(299)	—	—
13.125% Senior Subordinated Notes unamortized debt issuance costs	(372)	—	—

	(2,158)	(14,415)	—
Carrying value of 9% Senior Subordinated Notes	—	—	360,000
9% Senior Subordinated Notes unamortized debt issuance costs	—	—	(5,780)
9% Senior Subordinated Notes unamortized premium	—	—	100
Reacquisition price of 9% Senior Subordinated Notes	—	—	(256,133)

	—	—	98,187
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	—	(12,261)	—
Unamortized debt issuance costs for prior ABL Facility	—	(1,187)	—
Third party fees for 9.375% Senior Notes	(1,449)	—	—

	(1,449)	(13,448)	—

Total gain (loss) on modification or extinguishment of debt	$(3,607)	$(27,863)	$98,187

Debt maturities

The following table summarizes the Company’s long-term debt maturities due in each fiscal year after December 31, 2012.

(amounts in thousands)	As of December 31, 2012

2013	$—
2014	—
2015	—
2016	15,000
2017	150,254
Thereafter	799,130

$964,384

5. Defined benefit plans

The Company has two pension plans, the Ply Gem Group Pension Plan (the “Ply Gem Plan”) and the MW Manufacturers, Inc. Retirement Plan (the “MW Plan”). The plans are combined in the following discussion.

The table that follows provides a reconciliation of benefit obligations, plan assets, and funded status of the combined plans in the accompanying consolidated balance sheets at December 31, 2012 and 2011:

(amounts in thousands)	December 31, 2012	December 31, 2011

Change in projected benefit obligation
Benefit obligation at beginning of year	$42,400	$38,066
Service cost	101	98
Interest cost	1,850	1,931
Actuarial loss	3,066	4,138
Benefits and expenses paid	(2,357)	(1,833)

Projected benefit obligation at end of year	$45,060	$42,400

Change in plan assets
Fair value of plan assets at beginning of year	$26,377	$26,929
Actual return on plan assets	3,164	(680)
Employer and participant contributions	2,596	1,961
Benefits and expenses paid	(2,357)	(1,833)

Fair value of plan assets at end of year	$29,780	$26,377

Funded status and financial position:
Fair value of plan assets	$29,780	$26,377
Benefit obligation at end of year	45,060	42,400

Funded status	$(15,280)	$(16,023)

Amount recognized in the balance sheet consists of:
Current liability	$(1,141)	$(2,577)
Noncurrent liability	(14,139)	(13,446)

Liability recognized in the balance sheet	$(15,280)	$(16,023)

The accumulated benefit obligation for the combined plans was approximately $45.1 million and $42.4 million as of December 31, 2012 and December 31, 2011, respectively.

Accumulated other comprehensive loss

Amounts recognized in accumulated other comprehensive loss at December 31, 2012 and December 31, 2011 consisted of the following:

(amounts in thousands)	December 31, 2012	December 31, 2011

Initial net asset (obligation)	$—	$—
Prior service credit (cost)	—	—
Net loss	15,468	14,365

Accumulated other comprehensive loss	$15,468	$14,365

These amounts do not include any amounts recognized in accumulated other comprehensive income related to the nonqualified Supplemental Executive Retirement Plan.

Actuarial assumptions

Plan assets consist of cash and cash equivalents, fixed income mutual funds, equity mutual funds, as well as other investments. The discount rate for the projected benefit obligation was chosen based upon rates of returns available for high-quality fixed-income securities as of the plan’s measurement date. The Company reviewed several bond indices, comparative data, and the plan’s anticipated cash flows to determine a single discount rate which would approximate the rate in which the obligation could be effectively settled. The expected long-term rate of return on assets is based on the Company’s historical rate of return. The weighted average rate assumptions used in determining pension costs and the projected benefit obligation for the periods indicated are as follows:

	For the year ended December 31,
	2012	2011	2010

Discount rate for projected benefit obligation	4.00%	4.50%	5.30%
Discount rate for pension costs	4.50%	5.30%	5.95%
Expected long-term average return on plan assets	7.50%	7.50%	7.50%

Net periodic benefit costs

The Company’s net periodic benefit expense for the combined plans for the periods indicated consists of the following components:

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Service cost	$101	$98	$92
Interest cost	1,850	1,931	2,014
Expected return on plan assets	(2,008)	(2,028)	(1,818)
Amortization of loss	807	269	203

Net periodic benefit expense	$750	$270	$491

Pension assets

The weighted-average asset allocations at December 31, 2012 by asset category are as follows:

	Target allocation	Actual allocation as of December 31, 2012	Weighted average expected long-term rate of return (1)

Asset Category
U.S. Large Cap Funds	25.0%	21.9%	2.0%
U.S. Mid Cap Funds	5.0%	8.0%	0.5%
U.S. Small Cap Funds	3.0%	3.2%	0.3%
International Equity	15.0%	14.6%	1.6%
Fixed income	45.0%	45.2%	2.3%
Other investments	7.0%	7.1%	0.6%

	100.0%	100.0%	7.3%

(1)	The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The weighted-average asset allocations at December 31, 2011 by asset category are as follows:

	Target allocation	Actual allocation as of December 31, 2011	Weighted average expected long-term rate of return (1)

Asset Category
U.S. Large Cap Funds	25.0%	21.9%	2.0%
U.S. Mid Cap Funds	5.0%	7.9%	0.5%
U.S. Small Cap Funds	3.0%	3.1%	0.3%
International Equity	15.0%	15.2%	1.6%
Fixed income	45.0%	45.0%	2.3%
Other investments	7.0%	6.9%	0.6%

	100.0%	100.0%	7.3%

(1)	The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The Company has established formal investment policies for the assets associated with the Company’s pension plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk including quality and diversification standards. Asset allocation targets are based on periodic asset reviews and/or risk budgeting study results which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

Factors such as asset class allocations, long-term rates of return (actual and expected), and results of periodic asset liability modeling studies are considered when constructing the long-term rate of return assumption for the Company’s pension plans. While historical rates of return play an important role in the analysis, the Company also considers data points from other external sources if there is a reasonable justification to do so.

The plan assets are invested to maximize returns without undue exposure to risk. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. The plan’s asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The following table summarizes the Company’s plan assets measured at fair value on a recurring basis (at least annually) as of December 31, 2012 and December 31, 2011:

(amounts in thousands)	Fair value as of December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Equity Securities (1)
U.S. Large Cap Funds	$6,530	$6,530	$—	$—
U.S. Mid Cap Funds	2,380	1,173	1,207	—
U.S. Small Cap Funds	938	468	470	—
International Funds	4,364	4,364	—	—
Fixed Income
Domestic Bond Funds (2)	13,460	1,520	11,940	—
Other Investments
Commodity Funds (3)	1,419	1,419	—	—
Cash & Equivalents	689	—	689	—

	$29,780	$15,474	$14,306	$—

(amounts in thousands)	Fair value as of December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Equity Securities (1)
U.S. Large Cap Funds	$5,793	$5,793	$—	$—
U.S. Mid Cap Funds	2,087	1,032	1,055	—
U.S. Small Cap Funds	812	393	419	—
International Funds	3,996	3,996	—	—
Fixed Income
Domestic Bond Funds (2)	11,863	1,317	10,546	—
Other Investments
Commodity Funds (3)	1,302	1,302	—	—
Cash & Equivalents	524	—	524	—

	$26,377	$13,833	$12,544	$—

(1)	Equity securities are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.
(2)	Domestic bonds are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.
(3)	Commodity funds are comprised of two mutual funds which represent small market energy funds.

The Ply Gem Plan was frozen as of December 31, 1998, and no further increases in benefits may occur as a result of increases in service or compensation and no new participants can be added to the Plan.

The MW Plan was frozen for salaried participants as of October 31, 2004, and no further increases in benefits for salaried participants may occur as a result of increases in service or compensation. The MW Plan was frozen for non-salaried participants during 2005. No additional non-salaried participants may enter the plan, but increases in benefits as a result of increases in service or compensation will still occur.

Benefit plan contributions

The Company made cash contributions to the combined plans of approximately $2.6 million and $2.0 million for the years ended December 31, 2012 and 2011, respectively. During fiscal year 2013, the Company expects to make cash contributions to the combined plans of approximately $1.1 million.

Benefit plan payments

The following table shows expected benefit payments for the next five fiscal years and the aggregate five years thereafter from the combined plans. These benefit payments consist of qualified defined benefit plan payments that are made from the respective plan trusts and do not represent an immediate cash outflow to the Company.

Fiscal Year	Expected benefit payments

(amounts in thousands)

2013	$1,956
2014	2,029
2015	2,111
2016	2,211
2017	2,315
2018-2022	13,117

Other retirement plans

The Company also has an unfunded nonqualified Supplemental Executive Retirement Plan for certain employees. The projected benefit obligation relating to this unfunded plan totaled approximately $349,000 and $354,000 at December 31, 2012 and 2011, respectively. The Company has recorded this obligation in other long term liabilities in the consolidated balance sheets as of December 31, 2012 and 2011. Pension expense for the plan was approximately $14,000, $17,000, and $18,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

6. Defined contribution plans

The Company has a defined contribution 401(k) plan covering all eligible employees. Effective September 1, 2010, the Company reinstated matching contributions after suspending the contributions on April 1, 2008. Effective with the reinstatement, the Company matched 50% of the first 6% of employee contributions for most members, with the exception of matching 25% of the first 6% of employee contributions for certain union members per a negotiated contract. The Company also has the option of making discretionary contributions. The Company contributed approximately $2.1 million for the year ended December 31, 2012, approximately $2.1 million for the year ended December 31, 2011, and $0.7 million (including forfeitures) for the year ended December 31, 2010, which has been expensed within selling, general, and administrative expense in the accompanying consolidated statement of operations.

7. Commitments and contingencies

Operating leases

At December 31, 2012, the Company was obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Future minimum rental obligations for non-cancellable lease payments total approximately $112.7 million at December 31, 2012. The lease obligations, partially offset by subleases, are payable as follows:

(amounts in thousands)	Lease commitments	Sublease income

2013	$18,861	$445
2014	17,290	454
2015	14,935	463
2016	12,033	472
2017	10,735	481
Thereafter	38,844	3,650

Total rental expense for all operating leases amounted to approximately $26.0 million for the year ended December 31, 2012, $24.6 million for the year ended December 31, 2011, and $24.6 million for the year ended December 31, 2010.

Indemnifications

In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets in the approximate amount of $3.4 million and $3.6 million at December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012 and December 31, 2011, the Company has recorded liabilities related to these indemnifications of approximately $0.4 million and $0.4 million, respectively, in current liabilities and $3.0 million and $3.2 million, respectively, in long-term liabilities, consisting of the following:

(amounts in thousands)	December 31, 2012	December 31, 2011

Product claim liabilities	$218	$193
Multiemployer pension plan withdrawal liability	2,615	2,854
Other	578	572

	$3,411	$3,619

The product claim liabilities of approximately $0.2 million at December 31, 2012 and December 31, 2011, recorded in long term liabilities, represents the estimated costs to resolve the outstanding matters related to a former subsidiary of the Company, which is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated wood products. The Company had indemnified the buyer of the former subsidiary for all known liabilities and future claims relating to such matters and retained the rights to all potential reimbursements related to insurance coverage. Many of the suits have been resolved by dismissal or settlement with amounts being paid out of insurance proceeds or other third party recoveries. The Company and the former subsidiary continue to vigorously defend the remaining suits. Certain defense and indemnity costs are being paid out of insurance proceeds and proceeds from a settlement with suppliers of material used in the production of the treated wood products. The Company and the former subsidiary have engaged in coverage litigation with certain insurers and have settled coverage claims with several of the insurers.

The multiemployer pension liability of approximately $2.6 million and $2.9 million recorded in long term liabilities at December 31, 2012 and December 31, 2011, respectively, relate to liabilities assumed by the Company in 1998 when its former subsidiary, Studley Products, Inc. (“Studley”) was sold. In connection with the sale, Studley ceased making contributions to the Production Service and Sales District Council Pension Fund (the “Pension Fund”), and the Company assumed responsibility for all withdrawal liabilities to be assessed by the Pension Fund. Accordingly, the Company is making quarterly payments of approximately $0.1 million to the Pension Fund through 2018 based upon the assessment of withdrawal liability received from the Pension Fund. The multiemployer pension liability represents the present value of the quarterly payment stream as well as an estimate of additional amounts that may be assessed in the future by the Pension Fund under the contractual provisions of the Pension Fund.

Included in the indemnified items is approximately $0.4 million for each of the years ended December 31, 2012 and 2011, of accrued expenses to cover the estimated costs of known litigation claims, including the estimated cost of legal services incurred, that the Company is contesting including certain employment and former shareholder litigation related to the Company.

Warranty claims

The Company sells a number of products and offers a number of warranties. The specific terms and conditions of these warranties vary depending on the product sold. The Company estimates the costs that may be incurred under their warranties and records a liability for such costs at the time of sale. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of December 31, 2012 and 2011, warranty liabilities of approximately $8.3 million and $7.7 million, respectively, have been recorded in current liabilities and approximately $29.5 million and $30.9 million, respectively, have been recorded in long term liabilities.

Changes in the Company’s short-term and long-term warranty liabilities are as follows:

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Balance, beginning of period	$38,612	$41,780	$43,398
Warranty expense during period	11,034	7,359	11,364
Settlements made during period	(11,776)	(10,527)	(12,982)

Balance, end of period	$37,870	$38,612	$41,780

Environmental

In 2011, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, entered into an Administrative Order on Consent with the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA), primarily relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. During 2011, as part of the Administrative Order on Consent, MW provided the EPA with a facility investigation work plan and a preliminary cost estimate of approximately $1.8 million over the remediation period, which is estimated through 2023. As a result, the Company incurred an incremental expense of approximately $1.6 million during the year and quarter ended December 31, 2011 to record an additional accrual for this preliminary cost estimate. This expense has been recognized within selling, general and administrative expenses for the year ended December 31, 2011 in the consolidated statement of operations. During December 2012, the EPA formally approved the Company’s remediation plan. The Company has recorded approximately $0.3 million and $0.5 million of this environmental liability within current liabilities and approximately $1.5 million and $1.3 million within other long-term liabilities in the Company’s consolidated balance sheet at December 31, 2012 and December 31, 2011, respectively. The Company will adjust this environmental remediation liability in future periods, if necessary, as further information develops or circumstances change.

Certain liabilities for this contamination were previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, the Company is similarly indemnified by U.S. Industries, Inc. The Company’s ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future. As of December 31, 2012, no recovery has been recognized on the Company’s consolidated balance sheet but the Company will actively pursue the validity of this indemnity in future periods and will recognize future recoveries in the period in which they become probable.

Self-insured risks

The Company maintains a broad range of insurance policies which include general liability insurance coverage and workers compensation. These insurance policies protect the Company against a portion of the risk of loss from claims. However, the Company retains a portion of the overall risk for such claims through its self-insured per occurrence and aggregate retentions, deductibles, and claims in excess of available insurance policy limits. The Company’s general liability insurance includes coverage for certain damages arising out of product design and manufacturing defects. The Company’s insurance coverage is subject to a per occurrence retention.

The Company reserves for costs associated with claims, as well as incurred but not reported losses (“IBNR”), based on an outside actuarial analyses of its historical claims. These estimates make up a significant portion of the Company’s liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in type of claims, claims reporting and resolution patterns, frequency and timing of claims, third party recoveries, estimates of claim values, claims management expenses (including legal fees and expert fees), insurance industry practices, the regulatory environment, and legal precedent. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs.

During 2012, the Company experienced a higher level of estimated claims management expenses, primarily due to claims discussed in “Litigation” below, which increased the Company’s estimated claim reserves by $0.4 million which has been recorded in selling, general and administrative expense in the consolidated statement of operations for the year ended December 31, 2012. Because of the inherent uncertainty in estimating future losses related to claims, actual costs could differ significantly from current estimates.

Litigation

During 2012, the Company incurred increased litigation expense primarily related to the claims discussed below. While the Company believes it has valid defenses to these claims and will vigorously defend, litigation is subject to many uncertainties and there cannot be any assurance that the Company will ultimately prevail or, in the event of an unfavorable outcome or settlement of litigation, that the ultimate liability would not be material and would not have a material adverse effect on the business, results of operations, cash flows or financial position of the Company.

In John Gulbankian and Robert D. Callahan v. MW Manufacturers, Inc., a purported class action filed in March 2010 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s V-Wood windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Eric Hartshorn and Bethany Perry v. MW Manufacturers, Inc., a purported class action filed in July 2012 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s Freedom and Freedom 800 windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Anthony Pagliaroni v. Mastic Home Exteriors, Inc. and Deceuninck North America, LLC, a purported class action filed in January 2012 in the United States District Court for the District of Massachusetts, plaintiff, on behalf of himself and all others similarly situated, alleges damages as a result of the defective design and manufacture of Oasis composite deck and railing, which was manufactured by Deceuninck North America, LLC (“Deceuninck”) and sold by MHE. The plaintiff seeks a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The damages sought in this action have not yet been quantified. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim. Decuninck, as the manufacturer of Oasis deck and railing, has agreed to indemnify us for certain liabilities related to this claim pursuant to the sales and distribution agreement, as amended, between Deceuninck and MHE. Our ability to seek indemnification from Deceuninck is, however, limited by the terms of the indemnity as well as the strength of Deceuninck’s financial condition, which could change in the future.

In The Muhler Company, Inc. v. Ply Gem Prime Holdings, Inc. et al., a lawsuit filed in April 2011 in the United States District Court for the District of South Carolina, Charleston Division, plaintiff alleges unfair competition and trade practices. The plaintiff seeks a variety of relief, including (i) consequential damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. The Company believes that it has valid defenses to this claim, and it will vigorously defend this claim.

Other contingencies

The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, personal injury, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. Also, it is not possible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities, including lawsuits, and therefore no such estimate has been made.

8. Accrued expenses and other long-term liabilities

Accrued expenses consist of the following at December 31, 2012 and December 31, 2011:

(amounts in thousands)	December 31, 2012	December 31, 2011

Insurance	$3,499	$3,229
Employee compensation and benefits	5,745	6,270
Sales and marketing	23,939	23,282
Product warranty	8,336	7,677
Accrued freight	890	498
Accrued interest	30,465	34,183
Accrued environmental liability	473	708
Accrued pension	1,141	2,577
Accrued sales returns and discounts	2,201	1,782
Accrued taxes	3,035	2,093
Other	14,194	8,582

	$93,918	$90,881

Other long-term liabilities consist of the following at December 31, 2012 and December 31, 2011:

(amounts in thousands)	December 31, 2012	December 31, 2011

Insurance	$1,593	$1,642
Pension liabilities	14,139	13,446
Multi-employer pension withdrawal liability	2,615	2,854
Product warranty	29,534	30,935
Long-term product claim liability	218	193
Long-term environmental liability	1,824	1,750
Liabilities for tax uncertainties	3,454	3,546
Other	7,267	3,362

	$60,644	$57,728

Long-term incentive plan

During the year ended December 31, 2011, the Company finalized a long-term incentive plan (“LTIP”) for certain employees. The long-term incentive plan was implemented to retain and incentivize employees through the downturn in the housing market. During the years ended December 31, 2012 and December 31, 2011, the Company recognized a LTIP expense of $1.9 million and $0.9 million, respectively, which has been recorded within selling, general, and administrative expenses in the consolidated statement of operations. The LTIP liability is $2.8 million and $0.9 million as of December 31, 2012 and December 31, 2011, respectively, and has been recognized as an other long-term liability in the consolidated balance sheets.

Other liabilities

During the years ended December 31, 2012, 2011 and 2010, the Company made approximately $1.2 million, $0.4 million, and $2.6 million in cash payments on restructuring liabilities, respectively. These payments were for general back office centralization efforts incurred during 2012 as well as product simplification costs incurred for the Windows and Doors segment. In addition, during the year ended December 31, 2011, the Company made $3.7 million in retention payments to certain members of management that were previously accrued within accrued expenses.

9. Restructuring

In November 2008, the Company announced the closure of its Hammonton, New Jersey and Phoenix, Arizona window and door manufacturing facilities. During December 2008, production began to shift to other locations and production ceased at Hammonton and Phoenix during 2009. By shifting production to other facilities within the Company, the closures reduced costs and increased operating efficiencies. Total costs were approximately $5.4 million, including approximately $1.0 million for personnel-related costs and approximately $4.4 million in other facilities-related costs, which include approximately $4.0 million in lease costs.

On April 2, 2009, the Company announced that it would consolidate production across several of its manufacturing facilities improving the Company’s overall operating efficiency. The Company’s plans included shifting the majority of the production from its Kearney, Missouri facility to its other three vinyl siding manufacturing facilities. The Company continued to operate the Kearney,

Missouri facility on a limited basis until the housing began market recovering. The Company also closed its Tupelo, Mississippi window and door manufacturing facility. In addition, the Company consolidated certain of the vinyl lineal production to its Rocky Mount, Virginia facility and realigned production of its west coast window and door facilities at Sacramento, California and Auburn, Washington to better serve customers and improve overall operating efficiency. In connection with the April 2, 2009 announcement, the Company incurred pre-tax exit and restructuring costs, all of which were cash charges, of approximately $2.0 million, including approximately $0.9 million for personnel-related costs, approximately $0.1 million for contract termination costs, and approximately $1.0 million in other facilities-related costs.

The Company recorded restructuring costs in selling, general and administrative expenses in the years and segments shown in the following table:

	For the year ended December 31,
(amounts in thousands)	2012	2011		2010

Siding, Fencing and Stone	$—	$	—	$112
Windows and Doors	—		—	102

	$—	$	—	$214

The Company also recorded in its Windows and Doors segment interest expense related to lease termination costs of approximately $111,000 for the year ended December 31, 2010.

10. Income taxes

The following is a summary of the components of income (loss) before provision (benefit) for income taxes:

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Domestic	$(37,675)	$(86,538)	$23,927
Foreign	1,455	2,714	8,767

	$(36,220)	$(83,824)	$32,694

The following is a summary of the provision (benefit) for income taxes included in the accompanying consolidated statement of operations:

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Federal:
Current	$—	$(6,617)	$83
Deferred	835	6,640	1,331

	835	23	1,414

State:
Current	$2,461	$654	$1,526
Deferred	(146)	(847)	(350)

	2,315	(193)	1,176

Foreign:
Current	$(653)	$353	$1,815
Deferred	338	500	622

	(315)	853	2,437

Total	$2,835	$683	$5,027

The table that follows reconciles the federal statutory income tax rate to the effective tax rate of approximately 7.8% for the year ended December 31, 2012, 0.8% for the year ended December 31, 2011, and 15.4% for the year ended December 31, 2010.

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Income tax provision (benefit) at the federal statutory rate	$(12,677)	$(29,338)	$11,443
Net change from statutory rate:
Valuation allowance	16,073	38,939	(28,692)
Federal impact of cancellation of debt income	—	—	17,667
State impact of cancellation of debt income	—	—	2,646
Federal net operating loss adjustment	—	—	2,581
State income tax benefit, net of federal income tax benefit	(919)	(1,936)	(766)
Taxes at non U.S. statutory rate	194	76	(153)
Additional provisions/reversals of uncertain tax positions	(92)	(6,287)	342
Canadian rate differential	(171)	(254)	(592)
Other, net	427	(517)	551

	$2,835	$683	$5,027

The tax effect of temporary differences, which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

(amounts in thousands)	December 31, 2012	December 31, 2011

Deferred tax assets:
Accounts receivable	$1,291	$1,397
Insurance reserves	1,876	1,832
Warranty reserves	11,937	11,668
Pension accrual	6,628	6,413
Deferred compensation	2,028	683
Inventories	3,474	3,100
Federal, net operating loss carry-forwards	80,268	76,789
State net operating loss carry-forwards	11,875	11,380
Interest	4,573	4,636
Other assets, net	5,780	5,172
Valuation allowance	(66,279)	(49,780)

Total deferred tax assets	63,451	73,290

Deferred tax liabilities:
Pension accrual	(514)	—
Property and equipment, net	(14,260)	(17,517)
Intangible assets, net	(32,276)	(39,912)
Deferred financing	(16,709)	(14,995)
Other liabilities, net	(1,588)	(1,935)

Total deferred tax liabilities	(65,347)	(74,359)

Net deferred tax liability	$(1,896)	$(1,069)

Debt transactions

On February 16, 2012, Ply Gem issued an additional $40.0 million aggregate principal amount of 8.25% Senior Secured Notes in a private placement transaction. The notes will mature on February 15, 2018 and are secured by substantially all assets of Ply Gem Industries and the Guarantors. The Senior Tack-on Notes were issued at a discount yielding net proceeds of approximately $34.0 million, prior to debt issuance costs. As a result of the discount, the Senior Tack-on Notes are subject to the Applicable High Yield Discount Obligation rules. Consequently, no portion of the original issue discount (“OID”) will be deductible for income tax purposes in the future.

Cancellation of indebtedness

Affiliates of Ply Gem Prime’s controlling stockholders purchased approximately $281.4 million of the Company’s 9% Senior Subordinated Notes during the year ended December 31, 2009. The cumulative affiliate purchases were made at amounts below the $281.4 million face value of the 9% Senior Subordinated Notes. The Company determined that approximately $121.5 million would be considered cancellation of indebtedness income (“CODI”) for tax purposes. The Company determined that it is eligible to reduce CODI by certain tax attributes including net operating loss carry-forwards for the year ended December 31, 2009. The Company reduced certain tax attributes including net operating loss carryforwards (“NOLs”) and tax basis in certain assets in lieu of recognizing approximately $121.5 million of CODI for income tax purposes during the year ended December 31, 2009.

During February 2010, approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes held by affiliates of Ply Gem Prime’s controlling stockholders were transferred to Ply Gem Prime’s controlling stockholders and ultimately to Ply Gem Prime in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. These notes were then transferred to the Company and then to Ply Gem Industries as a capital contribution and cancelled. Also during February 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million aggregate principal amount of the 9% Senior Subordinated Notes held by affiliates of Ply Gem Prime’s controlling stockholders). As a result of these debt transactions, the Company realized $35.3 million of additional CODI for income tax purposes during the year ended December 31, 2010.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the “Act”). Among its provisions, the Act permits certain taxpayers to elect to defer the taxation of CODI arising from certain repurchases, exchanges or modifications of their outstanding debt that occur during 2009 and 2010. For debt acquired in 2009, the CODI can be deferred for five years and then included in taxable income ratably over the next five years. The CODI deferral and inclusion periods for debt acquired during 2010 would be four years. If the CODI is deferred, the Company will also be required to defer the deduction of all or a substantial portion of any OID deductions. The Company does not currently plan to utilize this deferral election for the 2010 CODI.

Valuation allowance

As of December 31, 2012, a full federal valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company considered the impact of reversing taxable temporary differences with regard to realization of deferred tax assets to determine the amount of valuation allowance for 2012. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. Additionally, at December 31, 2012, the Company was in a partial state valuation allowance position for certain legal entities primarily related to losses for income tax purposes.

During the year ended December 31, 2012, the Company’s federal and state valuation allowance increased by approximately $14.7 million and $1.8 million, respectively. The increase is primarily due to the current year taxable loss. The Company currently has book goodwill of approximately $18.7 million that is not amortized and results in a deferred tax liability of approximately $4.4 million at December 31, 2012. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate the realizability of its net deferred tax assets and its estimates are subject to change.

During the year ended December 31, 2011, the Company’s federal and state valuation allowances increased by approximately $40.2 million and $1.3 million, respectively. The increase is primarily due to the 2011 taxable loss. The Company currently has book goodwill of approximately $13.4 million that is not amortized and results in a deferred tax liability of approximately $3.5 million at December 31, 2011. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets.

Other tax considerations

As of December 31, 2012, the Company has approximately $229.3 million of federal gross operating loss carry-forwards which can be used to offset future taxable income. These federal carry-forwards will begin to expire in 2028 if not utilized. The Company has approximately $245.8 million of gross state NOL carry-forwards and $11.9 million (net of federal benefit) of deferred tax assets related to these state NOL carry-forwards which can be used to offset future state tax liabilities. The Company has established a valuation allowance of approximately $9.1 million for the deferred tax asset associated with these state NOL carry-forwards. The Company currently has no state NOL carry-forwards that are expiring. Future tax planning strategies implemented by the Company could reduce or eliminate future NOL expiration.

As of December 31, 2012, the Company has not established U.S. deferred taxes on approximately $23.4 million of unremitted earnings of the Company’s foreign subsidiary, Ply Gem Canada. Notwithstanding the provisions within the American Jobs Creation Act of 2004, the Company continues to consider these amounts to be permanently invested.

On December 23, 2011, the U.S. Treasury Department issued comprehensive temporary and proposed regulations addressing the treatment of expenditures related to tangible property for tax purposes effective for tax years beginning January 1, 2014 and thereafter. The Company has begun to evaluate the changes necessary to comply with the regulations and the related administrative procedures and is not currently aware of any adjustments that would be material to the Company’s consolidated financial statements.

Tax uncertainties

The Company records reserves for certain tax uncertainties based on the likelihood of an unfavorable outcome. Of this amount, approximately $3.5 million, if recognized, would have an impact on the Company’s effective tax rate. As of December 31, 2012, the reserve was approximately $3.5 million which includes interest of approximately $0.9 million. As of December 31, 2011, the reserve was approximately $3.5 million which included interest of approximately $0.8 million.

The Company has elected to treat interest and penalties on uncertain tax positions as income tax expense in its consolidated statement of operations. Interest charges have been recorded in the contingency reserve account within other long term liabilities in the consolidated balance sheet.

The following is a rollforward of gross tax contingencies from January 1, 2011 through December 31, 2012.

Balance at January 1, 2011	$18,704
Additions based on tax positions related to current year	274
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlement or lapse of applicable statutes	(6,268)

Unrecognized tax benefits balance at December 31, 2011	12,710
Additions based on tax positions related to current year	604
Additions for tax positions of prior years	1,033
Reductions for tax positions of prior years	(545)
Settlement or lapse of applicable statutes	(891)

Unrecognized tax benefits balance at December 31, 2012	$12,911

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. During the year ended December 31, 2012, the Company reversed approximately $0.6 million of unrecognized tax benefits due to the expiration of the statute of limitations for the tax year ended December 31, 2004. During the year ended December 31, 2012, the Company reversed approximately $0.9 million of unrecognized tax benefits due to the effective settlement of an audit for the tax years ended December 31, 2004 through December 31, 2007. The Company’s open tax years that are subject to federal examination are 2008 through 2012.

During the next 12 months, it is reasonably possible the Company may reverse $0.5 million of the tax contingency reserves primarily related to expiring statutes of limitations.

11. Stock-based compensation

Stock option plan

On February 12, 2004, Ply Gem Investment Holdings’ Board of Directors adopted the Ply Gem Investment Holdings 2004 Stock Option Plan (the “Plan”) allowing for grants of options to purchase shares of Ply Gem Investment Holdings common stock under nonqualified stock options or incentive stock options. On February 24, 2006 in connection with the Alenco acquisition, a new holding company, Ply Gem Prime Holdings, was formed pursuant to a merger involving Ply Gem Investment Holdings. As a result, Ply Gem Prime Holdings became the sole shareholder of Ply Gem Investment Holdings, each outstanding share of capital stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime Holdings and Ply Gem Prime Holdings assumed Ply Gem Investment Holdings’ obligations under the Ply Gem Investment Holdings 2004 Stock Option Plan and the Ply Gem Investment Holdings Phantom Stock Plan. In connection therewith, each outstanding stock option and phantom unit of Ply Gem Investment Holdings was converted on a 1:1 basis into a stock option and phantom unit of Ply Gem Prime Holdings. Employees, directors and consultants of Ply Gem Prime Holdings or any of its majority-owned subsidiaries are eligible for options, as specified in the Plan. Ply Gem Prime Holdings’ Board of Directors may, among other things, select recipients of options grants, determine whether options will be nonqualified or incentive stock options, set the number of shares that may be purchased pursuant to option exercise, and determine other terms and conditions of options. The exercise price of an option must be at least the estimated fair market value of a share of common stock as of the grant date. Options generally vest over 5 years from the date of grant, unless specified otherwise in any individual option agreement. Generally, options will expire on the tenth anniversary of the grant date or in connection with termination of employment. The Board of Directors has the discretion to accelerate the vesting and exercisability of outstanding options.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing method. The assumptions used in the model are outlined in the following table:

	December 31, 2012	December 31, 2011	December 31, 2010

Weighted average fair value of options granted	$40.11	$35.07	$24.69
Weighted average assumptions used:
Expected volatility	46%	46%	30%
Expected term (in years)	5	3.65	5
Risk-free interest rate	0.64%	0.91%	2.42%
Expected dividend yield	—	—	—

A summary of changes in stock options outstanding during the year ended December 31, 2012 is presented below:

	Stock options	Weighted- average exercise price	Weighted- average remaining contractual term (years)

Balance at January 1, 2012	502,844	$68.57	6.75
Granted	26,000	$100.00	—
Forfeited or expired	(4,500)		—

Balance at December 31, 2012	524,344	$70.16	5.95

As of December 31, 2012, 158,494 options were 100% vested. At December 31, 2012, the Company had approximately $4.6 million of total unrecognized compensation expense that will be recognized over the weighted average period of 2.96 years. The Company recorded compensation expense of $1.7 million, $0.4 million, and $0.2 million for the years ended December 31, 2012, 2011, and 2010, respectively, related to the vesting of these options.

Other share-based compensation

Upon completion of each of the Ply Gem acquisition, MW acquisition and Alenco acquisition, certain members of management made a cash contribution to Ply Gem Prime Holdings in exchange for shares of Ply Gem Prime Holdings’ common stock. (As previously described, investments in connection with the Ply Gem acquisition and the MW acquisition were in Ply Gem Investment Holdings common stock, which stock was later converted into Ply Gem Prime Holdings common stock in connection with the Alenco acquisition.) Management’s shares of common stock are governed by the Ply Gem Prime Holdings Stockholders’ Agreement, which gives the management participants put rights in certain circumstances to put the stock back to Ply Gem Prime Holdings at a price that is determined using defined formulas contained within the Stockholders’ Agreement. The Stockholders’ Agreement contains two separate put right price formulas. The determination of which put right price formula will be applicable to each of the participant’s shares of common stock is based upon the participants reaching certain vesting requirements which are described in the Stockholders’ Agreement. The shares of common stock generally vest at a rate of 20% per year of service, but may vest earlier if certain events occur. Based on the above, the Company has accounted for these awards of shares of common stock under the modified transition method.

On September 29, 2006 the Company amended the put right section of its Stockholders’ Agreement to require that Stockholders must have held vested shares for a minimum of six-months from the last day of the quarter during which such shares vested in order to receive the put right price formula for vested shares to ensure that stockholders are exposed to the risks and rewards of true equity ownership. As a result, the Company modified its accounting treatment, and as of September 29, 2006, treated these as equity classified awards. On September 29, 2006, the repurchase price under the put right formula was less than $0. As such, no compensation cost will be recognized for these shares.

Common stock shares owned by management

Balance at January 1, 2012	452,872
Shares issued	1,800
Shares repurchased	—

Balance at December 31, 2012	454,672

Restricted stock

During January 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three independent members of the Board of Directors. These shares vested over the 2012 calendar period and the Company expensed these items as compensation expense ratably during 2012. During the year ended December 31, 2012, the Company expensed $180,000, related to these grants in selling, general, and administrative expenses within the consolidated statement of operations.

During December 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three independent members of the Board of Directors. These shares will vest over the 2012 through 2013 twelve month period and the Company is expensing these items ratably over the twelve month period up to the vesting date. During the year ended December 31, 2012, the Company expensed $10,000, related to these grants in selling, general, and administrative expenses within the consolidated statement of operations.

Phantom stock

Upon the completion of the Ply Gem Acquisition and the MW Acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in common stock and any “phantom preferred stock units” were deemed invested in senior preferred stock. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Prime Holdings’ stock having a fair market value equal to the account balance, in the discretion of Prime Holdings.

For the first three quarters of 2006, the phantom units were recognized by the Company as liability awards that had to be marked to market every quarter. During September 2006, the Company converted all phantom common and preferred stock units into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each party in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of senior preferred stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account was payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, was paid on each such date. During the years ended December 31, 2011 and 2010, the Company made cash phantom stock payments of approximately $2.3 million and $2.1 million, respectively. The final payment of approximately $2.3 million was paid during the year ended December 31, 2011 and, as a result, there was no liability on the consolidated balance sheet as of December 31, 2012 and 2011.

12. Segment information

The Company defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The Company has two reportable segments: 1) Siding, Fencing and Stone and 2) Windows and Doors.

The income before income taxes of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Unallocated income and expenses include items which are not directly attributed to or allocated to either of the Company’s reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance, accounting expenses, gain (loss) on modification or extinguishment of debt, and write-off of previously capitalized offering costs. Unallocated corporate assets include cash and certain receivables. Interest expense is presented net of interest income.

Following is a summary of the Company’s segment information:

	For the year ended December 31,
(amounts in thousands)	2012	2011	2010

Net sales
Siding, Fencing and Stone	$658,045	$639,290	$604,406
Windows and Doors	463,256	395,567	391,500

	$1,121,301	$1,034,857	$995,906

Operating earnings (loss)
Siding, Fencing and Stone	$110,456	$90,849	$92,612
Windows and Doors	(20,565)	(31,134)	(19,410)
Unallocated	(19,871)	(14,784)	(16,372)

	$70,020	$44,931	$56,830

Interest expense, net
Siding, Fencing and Stone	$(47)	$(83)	$(121)
Windows and Doors	(18)	(13)	90
Unallocated	103,107	101,480	122,864

	$103,042	$101,384	$122,833

Depreciation and amortization
Siding, Fencing and Stone	$22,616	$23,634	$27,614
Windows and Doors	29,490	30,217	32,936
Unallocated	171	169	168

	$52,277	$54,020	$60,718

Income tax expense
Unallocated	$2,835	$683	$5,027

Capital expenditures
Siding, Fencing and Stone	$11,219	$6,776	$5,928
Windows and Doors	12,617	4,651	5,177
Unallocated	810	63	—

	$24,646	$11,490	$11,105

	As of December 31,
	2012	2011

Total assets
Siding, Fencing and Stone	$558,501	$579,195
Windows and Doors	271,650	273,909
Unallocated	51,699	39,808

	$881,850	$892,912

Our Canadian subsidiary, which had sales of approximately $70.0 million for the year ended December 31, 2012, represents a majority of our sales to foreign customers. Other subsidiaries’ sales outside the United States are less than 1% of our total sales.

13. Related party transactions

Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with CI Capital Partners LLC (“CI Capital Partners”), formerly Caxton-Iseman Capital

LLC , CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. In consideration of these services, the Company agreed to pay CI Capital Partners (1) an annual fee equal to 2% of our earnings before interest, tax, depreciation and amortization, (“EBITDA”), as defined in such agreement, (2) a transaction fee, payable upon the completion by the Company of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by the Company of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of the Company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on the Company’s net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to CI Capital Partners, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the senior secured notes, and CI Capital Partners is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the senior secured notes.

Under the General Advisory Agreement the Company paid and expensed, as a component of selling, general, and administrative expenses, a management fee of approximately $2.5 million, $2.3 million, and $2.5 million, for the years ended December 31, 2012, 2011 and 2010, respectively. The original term of the General Advisory Agreement was 10 years, and was automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or CI Capital Partners provide notice of termination. In addition, the General Advisory Agreement may be terminated by CI Capital Partners at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of the Company’s shares or shares of any of the Company’s parent companies. During the fourth quarter of 2012, the Company and CI Capital Partners amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of such extended term, Ply Gem Industries will pay to CI Capital Partners an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on Ply Gem Industries’ cost of funds to borrow amounts under Ply Gem Industries’ senior credit facilities.

During 2010, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by such affiliates were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries for no consideration as a capital contribution and cancelled on February 12, 2010. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million of the 9% Senior Subordinated Notes held by affiliates of the Company’s controlling stockholder). During the year ended December 31, 2010, the Company paid these affiliates approximately $9.8 million of interest for the 9% Senior Subordinated Notes owned by these related parties. These interest payments have been recorded within interest expense in the Company’s consolidated statement of operations.

During 2010, the Company received equity contributions of approximately $2.5 million from certain members of management. In addition, the Company repurchased equity of approximately

$4.2 million from certain former and existing members of management. As of December 31, 2010, approximately $1.2 million was classified as a current liability in accrued expenses in the consolidated balance sheet. During the year ended December 31, 2011, the approximate $1.2 million was paid in cash by the Company and reflected as an equity repurchase in 2011 on the Company’s consolidated statement of cash flows.

During June 2010, the Company made a state tax payment of approximately $1.5 million for Ply Gem Prime. Ply Gem Prime incurred a state tax liability as a result of the 9% Senior Subordinated Note debt extinguishment and related contribution during the first quarter of 2010 in which Ply Gem Prime recognized a capital gain of approximately $13.3 million. Ply Gem Prime is a holding company with no independent operating assets or liabilities other than its investment in the Company and therefore has no ability to make tax payments. The Company recognized this payment as a return of capital.

During the fourth quarter of 2011, the Company entered into an amendment to the employee agreement originally dated August 14, 2006 for the Company’s chief executive officer. In conjunction with the amendment to the employment agreement, the Company also entered into a retention agreement and stock repurchase agreement. These agreements, among other things, provided for: (i) the extension of the chief executive officer’s term of employment for three years, (ii) the Company to make a retention payment of $2.0 million to the chief executive officer on December 31, 2014 if he remains employed by the Company on that date, (iii) the repurchase of 125,660 shares of common stock of Ply Gem Prime and (iv) the issuance of 150,000 stock options to the chief executive officer for non-voting Class C common stock of Ply Gem Prime. The $12.6 million repurchase of common stock was made by Ply Gem Prime based on proceeds provided by the Company. The stock options granted to the chief executive officer vest 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

The Company also entered into a retention agreement with the Company’s chief financial officer which will require the Company to make a retention payment of $0.7 million on December 31, 2014 if he remains employed by the Company on that date. The Company also repurchased equity of approximately $0.3 million during 2011 from a former member of management.

14. Quarterly results of operations (unaudited)

The following is a summary of the quarterly results of operations.

	Quarter ended December 31,	Quarter ended September 29,		Quarter ended June 30,	Quarter ended March 31,
(amounts in thousands (except shares and per share data))	2012	2012		2012	2012

Net sales	$268,643	$306,193		$307,289	$239,176
Gross profit	57,218	70,693		73,373	42,915
Net income (loss)	(15,007)	(3,673	)(1)	5,267	(25,642)
Basic and diluted net income (loss) attributable to common stockholders per common share	$(150,070)	$(36,730)		$52,670	$(256,420)
Weighted average common shares outstanding	100	100		100	100

	Quarter ended December 31,	Quarter ended October 1,	Quarter ended July 2,	Quarter ended April 2,
(amounts in thousands (except shares and per share data))	2011	2011	2011	2011

Net sales	$242,370	$297,889	$294,491	$200,107
Gross profit	49,899	65,822	67,029	27,782
Net income (loss)	(15,220)	(458)	2,063	(70,892	)(2)
Basic and diluted net income (loss) attributable to common stockholders per common share	$(152,200)	$(4,580)	$20,630	$(708,920)
Weighted average common shares outstanding	100	100	100	100

(1)	The net loss for the quarter ended September 29, 2012 includes an approximate $3.6 million loss on modification or extinguishment of debt. See Note 4 for description of loss on debt modification and extinguishment.
(2)	The net loss for the quarter ended April 2, 2011 includes an approximate $27.9 million loss on modification or extinguishment of debt. See Note 4 for description of loss on debt modification and extinguishment.

Significant fourth quarter adjustments

During the fourth quarter of 2011, the Company increased their environmental reserve by $1.6 million in connection with the completion of a preliminary cost estimate for an underground storage tank that was filed with the EPA during November 2011. The expense has been recognized within selling, general, and administrative expenses for the year ended December 31, 2011 in the consolidated statement of operations.

15. Guarantor/non-guarantor

The 8.25% Senior Secured Notes and the 9.375% Senior Notes were issued by our direct 100% owned subsidiary, Ply Gem Industries, and are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ 100% owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of December 31, 2012 and December 31, 2011, and for the years ended December 31, 2012, 2011, and 2010. The non-guarantor information presented represents our Canadian subsidiary, Ply Gem Canada.

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statements of operations

For the year ended December 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Net sales	$—	$—	$1,051,312	$69,989	$—	$1,121,301
Cost of products sold	—	—	826,496	50,606	—	877,102

Gross profit	—	—	224,816	19,383	—	244,199
Operating expenses:
Selling, general and administrative expenses	—	19,871	112,073	15,298	—	147,242
Intercompany administrative charges	—	—	15,202	3,057	(18,259)	—
Amortization of intangible assets	—	—	26,937	—	—	26,937

Total operating expenses	—	19,871	154,212	18,355	(18,259)	174,179

Operating earnings (loss)	—	(19,871)	70,604	1,028	18,259	70,020
Foreign currency gain	—	—	—	409	—	409
Intercompany interest	—	102,729	(102,729)	—	—	—
Interest expense	—	(103,112)	(18)	(3)	—	(103,133)
Interest income	—	5	65	21	—	91
Loss on modification or extinguishment of debt	—	(3,607)	—	—	—	(3,607)
Intercompany administrative income	—	18,259	—	—	(18,259)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	(5,597)	(32,078)	1,455	—	(36,220)
Equity in subsidiaries’ income (loss)	(39,055)	(33,458)	—	—	72,513	—

Income (loss) before provision (benefit) for income taxes	(39,055)	(39,055)	(32,078)	1,455	72,513	(36,220)
Provision (benefit) for income taxes	—	—	3,150	(315)	—	2,835

Net income (loss)	$(39,055)	$(39,055)	$(35,228)	$1,770	$72,513	$(39,055)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	835	—	835
Minimum pension liability for actuarial loss	—	(673)	(430)	—	—	(1,103)

Total comprehensive income (loss)	$(39,055)	$(39,728)	$(35,658)	$2,605	$72,513	$(39,323)

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statements of operations

For the year ended December 31, 2011

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Net sales	$—	$—	$967,694	$67,163	$—	$1,034,857
Cost of products sold	—	—	777,256	47,069	—	824,325

Gross profit	—	—	190,438	20,094	—	210,532
Operating expenses:
Selling, general and administrative expenses	—	14,748	109,061	15,103	—	138,912
Intercompany administrative charges	—	—	13,287	2,783	(16,070)	—
Amortization of intangible assets	—	36	26,653	—	—	26,689

Total operating expenses	—	14,784	149,001	17,886	(16,070)	165,601

Operating earnings (loss)	—	(14,784)	41,437	2,208	16,070	44,931
Foreign currency gain	—	—	—	492	—	492
Intercompany interest	—	102,729	(102,729)	—	—	—
Interest expense	—	(101,486)	(1)	(1)	—	(101,488)
Interest income	—	6	83	15	—	104
Loss on modification or extinguishment of debt	—	(27,863)	—	—	—	(27,863)
Intercompany administrative income	—	16,070	—	—	(16,070)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	(25,328)	(61,210)	2,714	—	(83,824)
Equity in subsidiaries’ income (loss)	(84,507)	(59,179)	—	—	143,686	—

Income (loss) before provision (benefit) for income taxes	(84,507)	(84,507)	(61,210)	2,714	143,686	(83,824)
Provision (benefit) for income taxes	—	—	(170)	853	—	683

Net income (loss)	$(84,507)	$(84,507)	$(61,040)	$1,861	$143,686	$(84,507)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(691)	—	(691)
Minimum pension liability for actuarial loss	—	(3,091)	(3,509)	—	—	(6,600)

Total comprehensive income (loss)	$(84,507)	$(87,598)	$(64,549)	$1,170	$143,686	$(91,798)

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statements of operations

For the year ended December 31, 2010

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Net sales	$—	$—	$922,240	$73,666	$—	$995,906
Cost of products sold	—	—	730,896	49,050	—	779,946

Gross profit	—	—	191,344	24,616	—	215,960
Operating expenses:
Selling, general and administrative expenses	—	14,765	101,767	13,928	—	130,460
Intercompany administrative charges	—	—	12,143	1,639	(13,782)	—
Amortization of intangible assets	—	36	27,063	—	—	27,099
Write-off of previously capitalized offering costs	—	1,571	—	—	—	1,571

Total operating expenses	—	16,372	140,973	15,567	(13,782)	159,130

Operating earnings (loss)	—	(16,372)	50,371	9,049	13,782	56,830
Foreign currency gain	—	—	—	510	—	510
Intercompany interest	—	106,899	(106,086)	(813)	—	—
Interest expense	—	(122,881)	(111)	—	—	(122,992)
Interest income	—	17	121	21	—	159
Gain on extinguishment of debt	—	98,187	—	—	—	98,187
Intercompany administrative income	—	13,782	—	—	(13,782)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	79,632	(55,705)	8,767	—	32,694
Equity in subsidiaries’ income (loss)	27,667	(52,648)	—	—	24,981	—

Income (loss) before provision (benefit) for income taxes	27,667	26,984	(55,705)	8,767	24,981	32,694
Provision (benefit) for income taxes	—	(683)	3,273	2,437	—	5,027

Net income (loss)	$27,667	$27,667	$(58,978)	$6,330	$24,981	$27,667

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	1,639	—	1,639
Minimum pension liability for actuarial gain	—	(292)	(448)	—	—	(740)

Total comprehensive income (loss)	$27,667	$27,375	$(59,426)	$7,969	$24,981	$28,566

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating balance sheet

As of December 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$23,332	$(4,307)	$8,169	$—	$27,194
Accounts receivable, net	—	—	107,961	7,091	—	115,052
Inventories:
Raw materials	—	—	35,074	4,878	—	39,952
Work in process	—	—	20,220	711	—	20,931
Finished goods	—	—	35,927	3,482	—	39,409

Total inventory	—	—	91,221	9,071	—	100,292
Prepaid expenses and other current assets	—	12	13,844	1,528	—	15,384
Deferred income taxes	—	—	5,161	11	—	5,172

Total current assets	—	23,344	213,880	25,870	—	263,094
Investments in subsidiaries	(314,942)	(212,065)	—	—	527,007	—
Property and Equipment, at cost:
Land	—	—	3,565	172	—	3,737
Buildings and improvements	—	—	36,320	1,621	—	37,941
Machinery and equipment	—	2,145	281,885	9,245	—	293,275

	—	2,145	321,770	11,038	—	334,953
Less accumulated depreciation	—	(932)	(228,596)	(6,320)	—	(235,848)

Total property and equipment, net	—	1,213	93,174	4,718	—	99,105
Other Assets:
Intangible assets, net	—	—	94,356	—	—	94,356
Goodwill	—	—	383,042	9,413	—	392,455
Deferred income taxes	—	—	—	2,981	—	2,981
Intercompany note receivable	—	856,739	—	—	(856,739)	—
Other	—	27,142	2,717	—	—	29,859

Total other assets	—	883,881	480,115	12,394	(856,739)	519,651

	$(314,942)	$696,373	$787,169	$42,982	$(329,732)	$881,850

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$—	$254	$63,110	$4,433	$—	$67,797
Accrued expenses	—	32,744	58,547	2,627	—	93,918

Total current liabilities	—	32,998	121,657	7,060	—	161,715
Deferred income taxes	—	—	10,049	—	—	10,049
Intercompany note payable	—	—	856,739	—	(856,739)	—
Other long-term liabilities	—	13,933	45,811	900	—	60,644
Long-term debt	—	964,384	—	—	—	964,384
Commitments and contingencies
Stockholder’s Equity (Deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	311,034	311,034	407,525	5,737	(724,296)	311,034
(Accumulated deficit) retained earnings	(619,640)	(619,640)	(654,612)	23,400	1,250,852	(619,640)
Accumulated other comprehensive income (loss)	(6,336)	(6,336)	—	5,885	451	(6,336)

Total stockholder’s (deficit) equity	(314,942)	(314,942)	(247,087)	35,022	527,007	(314,942)

	$(314,942)	$696,373	$787,169	$42,982	$(329,732)	$881,850

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating balance sheet

As of December 31, 2011

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$8,578	$(3,408)	$6,530	$—	$11,700
Accounts receivable, net	—	—	102,052	7,463	—	109,515
Inventories:
Raw materials	—	—	37,024	4,885	—	41,909
Work in process	—	—	23,619	667	—	24,286
Finished goods	—	—	36,282	2,328	—	38,610

Total inventory	—	—	96,925	7,880	—	104,805
Prepaid expenses and other current assets	—	422	9,893	2,957	—	13,272
Deferred income taxes	—	—	5,666	9	—	5,675

Total current assets	—	9,000	211,128	24,839	—	244,967
Investments in subsidiaries	(277,322)	(164,863)	—	—	442,185	—
Property and Equipment, at cost:
Land	—	—	3,565	172	—	3,737
Buildings and improvements	—	—	35,280	1,308	—	36,588
Machinery and equipment	—	1,335	262,349	8,436	—	272,120

	—	1,335	301,194	9,916	—	312,445
Less accumulated depreciation	—	(762)	(206,585)	(5,253)	—	(212,600)

Total property and equipment, net	—	573	94,609	4,663	—	99,845
Other Assets:
Intangible assets, net	—	—	121,148	—	—	121,148
Goodwill	—	—	382,165	9,302	—	391,467
Deferred income taxes	—	—	—	3,121	—	3,121
Intercompany note receivable	—	856,739	—	—	(856,739)	—
Other	—	30,235	2,129	—	—	32,364

Total other assets	—	886,974	505,442	12,423	(856,739)	548,100

	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$—	$720	$44,652	$4,718	$—	$50,090
Accrued expenses	—	36,987	50,790	3,104	—	90,881

Total current liabilities	—	37,707	95,442	7,822	—	140,971
Deferred income taxes	—	—	9,865	—	—	9,865
Intercompany note payable	—	—	856,739	—	(856,739)	—
Other long-term liabilities	—	9,629	47,240	859	—	57,728
Long-term debt	—	961,670	—	—	—	961,670
Commitments and contingencies
Stockholder’s Equity (Deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	309,331	309,331	421,277	6,562	(737,170)	309,331
(Accumulated deficit) retained earnings	(580,585)	(580,585)	(619,384)	21,630	1,178,339	(580,585)
Accumulated other comprehensive income (loss)	(6,068)	(6,068)	—	5,052	1,016	(6,068)

Total stockholder’s (deficit) equity	(277,322)	(277,322)	(198,107)	33,244	442,185	(277,322)

	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statement of cash flows

For the year ended December 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$(39,055)	$(39,055)	$(35,228)	$1,770	$72,513	$(39,055)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	—	171	51,095	1,011	—	52,277
Non-cash interest expense, net	—	11,428	—	—	—	11,428
Gain on foreign currency transactions	—	—	—	(409)	—	(409)
Loss on modification or extinguishment of debt	—	3,607	—	—	—	3,607
Stock based compensation	—	1,703	—	—		1,703
Deferred income taxes	—	—	844	183	—	1,027
Reduction in tax uncertainty, net of valuation allowance	—	—	(92)	—	—	(92)
Equity in subsidiaries’ net loss	39,055	33,458	—	—	(72,513)	—
Other	—	—	(37)	—	—	(37)
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(5,909)	532	—	(5,377)
Inventories	—	—	5,704	(1,008)	—	4,696
Prepaid expenses and other current assets	—	616	(4,586)	1,436	—	(2,534)
Accounts payable	—	(466)	19,195	(1,123)	—	17,606
Accrued expenses	—	(562)	5,794	(640)	—	4,592
Cash payments on restructuring liabilities	—	—	(1,177)	—	—	(1,177)
Other	—	—	(240)	689	—	449

Net cash provided by operating activities	—	10,900	35,363	2,441	—	48,704
Cash flows from investing activities:
Capital expenditures	—	(810)	(22,969)	(867)	—	(24,646)
Proceeds from sale of assets	—	—	284	(91)	—	193
Acquisitions, net of cash acquired	—	—	(100)	—	—	(100)

Net cash used in investing activities	—	(810)	(22,785)	(958)	—	(24,553)
Cash flows from financing activities:
Proceeds from long-term debt	—	102,991	—	—	—	102,991
Payments on long-term debt	—	(58,991)	—	—	—	(58,991)
Net revolver payments	—	(40,000)	—	—	—	(40,000)
Proceeds from intercompany investment	—	13,477	(13,477)	—	—	—
Payment of early tender premium	—	(9,844)	—	—	—	(9,844)
Equity repurchases	—	—	—	—	—	—
Debt issuance costs paid	—	(2,969)	—	—	—	(2,969)

Net cash provided by (used in) financing activities	—	4,664	(13,477)	—	—	(8,813)
Impact of exchange rate movement on cash	—	—	—	156	—	156

Net increase (decrease) in cash and cash equivalents	—	14,754	(899)	1,639	—	15,494
Cash and cash equivalents at the beginning of the period	—	8,578	(3,408)	6,530	—	11,700

Cash and cash equivalents at the end of the period	$—	$23,332	$(4,307)	$8,169	$—	$27,194

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statement of cash flows

For the year ended December 31, 2011

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$(84,507)	$(84,507)	$(61,040)	$1,861	$143,686	$(84,507)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	169	52,951	900	—	54,020
Non-cash interest expense, net	—	10,518	—	—	—	10,518
Gain on foreign currency transactions	—	—	—	(492)	—	(492)
Loss on modification or extinguishment of debt	—	27,863	—	—	—	27,863
Stock based compensation	—	431	(1)	—	—	430
Deferred income taxes	—	—	7,872	(1,579)	—	6,293
Reduction in tax uncertainty, net of valuation allowance	—	—	(6,617)	—	—	(6,617)
Equity in subsidiaries’ net loss	84,507	59,179	—	—	(143,686)	—
Other	—	—	(481)	(3)	—	(484)
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(13,107)	(159)	—	(13,266)
Inventories	—	—	(5,253)	(1,160)	—	(6,413)
Prepaid expenses and other current assets	—	(176)	(1,622)	(150)	—	(1,948)
Accounts payable	—	321	(6,593)	1,500	—	(4,772)
Accrued expenses	—	11,300	3,256	758	—	15,314
Cash payments on restructuring liabilities	—	—	(407)	—	—	(407)
Other	—	(1)	531	479	—	1,009

Net cash provided by (used in) operating activities	—	25,097	(30,511)	1,955	—	(3,459)
Cash flows from investing activities:
Capital expenditures	—	(63)	(10,490)	(937)	—	(11,490)
Proceeds from sale of assets	—	—	102	—	—	102

Net cash used in investing activities	—	(63)	(10,388)	(937)	—	(11,388)
Cash flows from financing activities:
Proceeds from long-term debt	—	423,684	—	—	—	423,684
Payments on long-term debt	—	(348,684)	—	—	—	(348,684)
Net revolver borrowings	—	55,000	—	—	—	55,000
Payments on previous revolver credit facility	—	(30,000)	—	—	—	(30,000)
Proceeds from intercompany investment	—	(37,826)	38,608	(782)	—	—
Payment of early tender premium	—	(49,769)	—	—	—	(49,769)
Equity repurchases	—	(14,049)	—	—	—	(14,049)
Debt issuance costs paid	—	(26,984)	—	—	—	(26,984)

Net cash provided by (used in) financing activities	—	(28,628)	38,608	(782)	—	9,198
Impact of exchange rate movement on cash	—	—	—	(149)	—	(149)

Net increase (decrease) in cash and cash equivalents	—	(3,594)	(2,291)	87	—	(5,798)
Cash and cash equivalents at the beginning of the period	—	12,172	(1,117)	6,443	—	17,498

Cash and cash equivalents at the end of the period	$—	$8,578	$(3,408)	$6,530	$—	$11,700

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statement of cash flows

For the year ended December 31, 2010

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$27,667	$27,667	$(58,978)	$6,330	$24,981	$27,667
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	168	59,761	789	—	60,718
Non-cash interest expense, net	—	9,800	—	—	—	9,800
Gain on foreign currency transactions	—	—	—	(510)	—	(510)
Gain on extinguishment of debt	—	(98,187)	—	—	—	(98,187)
Write-off of previously capitalized offering costs	—	1,571	—	—	—	1,571
Stock based compensation	—	164	—	—	—	164
Deferred income taxes	—	—	981	622	—	1,603
Equity in subsidiaries’ net income (loss)	(27,667)	52,648	—	—	(24,981)	—
Other	—	—	(156)	(12)	—	(168)
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(3,730)	707	—	(3,023)
Inventories	—	—	(1,384)	1,264	—	(120)
Prepaid expenses and other current assets	—	(1,488)	6,634	2,478	—	7,624
Accounts payable	—	(199)	1,090	1,026	—	1,917
Accrued expenses	—	(4,384)	4,211	625	—	452
Cash payments on restructuring liabilities	—	—	(2,630)	—	—	(2,630)
Other	—	(1)	(554)	425	—	(130)

Net cash provided by (used in) operating activities	—	(12,241)	5,245	13,744	—	6,748
Cash flows from investing activities:
Capital expenditures	—	—	(10,275)	(830)	—	(11,105)
Proceeds from sale of assets	—	—	2,032	—	—	2,032

Net cash used in investing activities	—	—	(8,243)	(830)	—	(9,073)
Cash flows from financing activities:
Proceeds from long-term debt	—	145,709	—	—	—	145,709
Payments on long-term debt	—	(141,191)	—	—	—	(141,191)
Net revolver borrowings	—	5,000	—	—	—	5,000
Proceeds from intercompany investment	—	14,665	(711)	(13,954)	—	—
Equity contributions	—	2,428	—	—	—	2,428
Equity repurchases	—	(2,978)	—	—	—	(2,978)
Debt issuance costs paid	—	(5,029)	—	—	—	(5,029)
Tax payments on behalf of parent	—	(1,532)	—	—	—	(1,532)

Net cash provided by (used in) financing activities	—	17,072	(711)	(13,954)	—	2,407
Impact of exchange rate movement on cash	—	—	—	353	—	353

Net increase (decrease) in cash and cash equivalents	—	4,831	(3,709)	(687)	—	435
Cash and cash equivalents at the beginning of the period	—	7,341	2,592	7,130	—	17,063

Cash and cash equivalents at the end of the period	$—	$12,172	$(1,117)	$6,443	$—	$17,498

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidated statements of operations

and comprehensive loss

(Unaudited)

	For the three months ended
(amounts in thousands (except shares and per share data))	March 30, 2013	March 31, 2012

Net sales	$257,097	$239,176
Cost of products sold	215,251	196,261

Gross profit	41,846	42,915
Operating expenses:
Selling, general and administrative expenses	38,216	34,993
Amortization of intangible assets	4,202	6,719

Total operating expenses	42,418	41,712

Operating earnings (loss)	(572)	1,203
Foreign currency (loss) gain	(33)	68
Interest expense	(23,668)	(25,056)
Interest income	15	15

Loss before provision for income taxes	(24,258)	(23,770)
Provision for income taxes	3,849	1,872

Net loss	$(28,107)	$(25,642)

Comprehensive loss	$(28,875)	$(24,979)

Net loss per common share:
Basic and diluted net loss attributable to common stockholders per common share:	$(281,070)	$(256,420)

Weighted average common shares outstanding	100	100

Pro forma loss per common share (unaudited):
Pro forma basic and diluted loss per common share	$(0.43)

Pro forma basic and diluted weighted average common shares outstanding	64,751,968

See accompanying notes to condensed consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidated balance sheets

(Unaudited)

(amounts in thousands, except share amounts)	March 30, 2013	December 31, 2012

ASSETS
Current Assets:
Cash and cash equivalents	$11,162	$27,194
Accounts receivable, less allowances of $3,343 and $3,584, respectively	136,553	115,052
Inventories:
Raw materials	51,626	39,952
Work in process	25,205	20,931
Finished goods	45,879	39,409

Total inventory	122,710	100,292
Prepaid expenses and other current assets	16,061	15,384
Deferred income taxes	5,224	5,172

Total current assets	291,710	263,094
Property and Equipment, at cost:
Land	3,737	3,737
Buildings and improvements	38,422	37,941
Machinery and equipment	299,242	293,275

Total property and equipment	341,401	334,953
Less accumulated depreciation	(241,050)	(235,848)

Total property and equipment, net	100,351	99,105
Other Assets:
Intangible assets, net	90,153	94,356
Goodwill	392,224	392,455
Deferred income taxes	2,871	2,981
Other	28,807	29,859

Total other assets	514,055	519,651

	$906,116	$881,850

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$79,582	$67,797
Accrued expenses	79,918	93,918

Total current liabilities	159,500	161,715
Deferred income taxes	13,002	10,049
Other long-term liabilities	60,719	60,644
Long-term debt	1,016,256	964,384
Commitments and contingencies

Stockholder’s Deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	—	—
Common stock $0.01 par, 100 shares authorized, issued and outstanding	—	—
Additional paid-in-capital	311,490	311,034
Accumulated deficit	(647,747)	(619,640)
Accumulated other comprehensive loss	(7,104)	(6,336)

Total stockholder’s deficit	(343,361)	(314,942)

	$906,116	$881,850

See accompanying notes to condensed consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidated statements of cash flows

(Unaudited)

	For the three months ended
(amounts in thousands)	March 30, 2013	March 31, 2012

Cash flows from operating activities:
Net loss	$(28,107)	$(25,642)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	9,715	13,317
Non-cash interest expense, net	2,833	2,905
Loss (gain) on foreign currency transactions	33	(68)
Stock based compensation	456	376
Deferred income taxes	3,048	806
(Decrease) increase in tax uncertainty, net of valuation allowance	(206)	862
Other	(8)	(1)
Changes in operating assets and liabilities:
Accounts receivable, net	(21,329)	(22,706)
Inventories	(22,229)	(9,734)
Prepaid expenses and other assets	(511)	(1,365)
Accounts payable	11,697	23,961
Accrued expenses	(13,235)	(19,322)
Cash payments on restructuring liabilities	(539)	—
Other	(1,032)	96

Net cash used in operating activities	(59,414)	(36,515)
Cash flows from investing activities:
Capital expenditures	(6,665)	(3,350)
Proceeds from sale of assets	11	121

Net cash used in investing activities	(6,654)	(3,229)
Cash flows from financing activities:
Proceeds from long-term debt	—	34,000
Net revolver borrowings	50,000	15,000
Debt issuance costs paid	(62)	(866)

Net cash provided by financing activities	49,938	48,134
Impact of exchange rate movements on cash	98	107

Net increase (decrease) in cash and cash equivalents	(16,032)	8,497
Cash and cash equivalents at the beginning of the period	27,194	11,700

Cash and cash equivalents at the end of the period	$11,162	$20,197

See accompanying notes to condensed consolidated financial statements.

Ply Gem Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

(Unaudited)

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Ply Gem Holdings, Inc. and its subsidiaries (referred to herein as “Ply Gem Holdings”, “Ply Gem”, the “Company”, “we”, “us”, or “our”) have been prepared in accordance with U.S. generally accepted accounting principles as described in the consolidated financial statements and related notes included in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2013. These statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles and should be read in conjunction with our 2012 Annual Report on Form 10-K. In management’s opinion, all normal and recurring adjustments considered necessary for a fair presentation have been included. Operating results for the period from January 1, 2013 through March 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Prior to January 11, 2010, Ply Gem Holdings was a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), which was wholly owned by Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”). Ply Gem Investment Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners LLC (“CI Capital Partners”) for the purpose of acquiring Ply Gem Industries, Inc. (“Ply Gem Industries”) from Nortek, Inc. (“Nortek”). On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime as the surviving corporation. As a result, each outstanding share of senior preferred stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime. As a result, Ply Gem Holdings is currently a wholly owned subsidiary of Ply Gem Prime. The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC, dated as of December 19, 2003, as amended.

The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements of Ply Gem Holdings at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The Company’s fiscal quarters are based on periods ending on the Saturday of the last week in the quarter. Therefore, the financial results of certain fiscal quarters will not be comparable to the prior and subsequent fiscal quarters. The accompanying financial statements include the Company’s condensed consolidated statements of operations for the three months ended March 30, 2013 and March 31, 2012, the condensed consolidated statements of cash flows for the three months ended March 30, 2013 and March 31, 2012, and the condensed consolidated balance sheets as of March 30, 2013 and December 31, 2012.

Ply Gem is a diversified manufacturer of exterior building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for the Company’s products is seasonal, particularly in the Northeast and

Midwest regions of the United States and Western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

To a significant extent our performance is dependent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence, unemployment, and availability of consumer credit.

Principles of consolidation

The condensed consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Accounting policies and use of estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include the allowance for doubtful accounts receivable, rebates, pensions, valuation reserve for inventories, warranty reserves, legal contingencies, assumptions used in the calculation of income taxes, projected cash flows used in the goodwill and intangible asset impairment tests, and environmental accruals and other contingencies. These judgments are based on the Company’s historical experience, current trends and information available from other sources, and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, foreign currency, litigation risk, and the depressed housing and remodeling markets have combined to increase the uncertainty inherent in such estimates and assumptions. If different conditions result from those assumptions used in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Cash and cash equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less and which are readily convertible into cash.

Accounts receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts was $3.3 million and $3.6 million at March 30, 2013 and December 31, 2012, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of its customers, unusual macroeconomic conditions and historical experience. If the financial condition of its customers deteriorates or other circumstances occur that result in an impairment of customers’ ability to make payments, the Company records additional allowances as needed. The Company writes off uncollectible trade accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by the Company has concluded.

Inventories

Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market and are determined primarily by the first-in, first-out (FIFO) method. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold. As of March 30, 2013, the Company had inventory purchase commitments of approximately $50.9 million.

The inventory reserves were approximately $6.2 million at March 30, 2013, decreasing during 2013 by $0.3 million compared to the December 31, 2012 reserve balance of approximately $6.5 million.

Property and equipment

Property and equipment are presented at cost. Depreciation of property and equipment are provided on a straight-line basis over estimated useful lives, which are generally as follows:

Buildings and improvements	10-37 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease or useful life, whichever is shorter

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized in operations.

Intangible assets, goodwill and other long-lived assets

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

The Company tests for long-lived asset impairment at the following asset group levels: (i) Siding, Fencing and Stone (“Siding”), (ii) the combined U.S. Windows companies in the Windows and Doors segment (“US Windows”), and (iii) Ply Gem Canada (formerly known as CWD Windows and

Doors, Inc.) in the Windows and Doors segment. For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. There were no indicators of impairment during the three months ended March 30, 2013.

Goodwill

The Company evaluates goodwill for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment at the November month end each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings, which would lead to a reduction in future cash flows, could indicate potential impairment. There were no indicators of impairment during the three months ended March 30, 2013 that would trigger an interim impairment test. The Company will continue to evaluate goodwill during future periods and future declines in the residential housing and repair and remodeling markets could result in goodwill impairments.

Debt issuance costs

Debt issuance costs, composed of facility, agency, and certain legal fees associated with issuing new debt financing, are amortized over the contractual term of the related agreement using the effective interest method. Net debt issuance costs totaled approximately $22.7 million and $23.6 million as of March 30, 2013 and December 31, 2012, respectively, and have been recorded in other long term assets in the accompanying condensed consolidated balance sheets. Amortization of debt issuance costs for the three months ended March 30, 2013 and March 31, 2012 was approximately $0.9 million and $1.3 million, respectively. Amortization of debt issuance costs is recorded in interest expense in the accompanying condensed consolidated statements of operations and comprehensive loss.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Currently, U.S. federal income tax returns are prepared and filed by Ply Gem Prime on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its U.S. subsidiaries. The Company has executed a tax sharing agreement with Ply Gem Holdings and Ply Gem Prime pursuant to which tax liabilities for each respective party are computed on a stand-alone basis. The Company’s U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

Environmental

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Environmental remediation obligation accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Foreign currency

Ply Gem Canada, the Company’s Canadian subsidiary, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign entity at the exchange rates in effect at period-end. Net sales and expenses are translated using average exchange rates in effect during the period. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income or loss in the accompanying condensed consolidated balance sheets.

The Company recorded a loss from foreign currency transactions of approximately $(0.03) million, for the three months ended March 30, 2013, and a gain of approximately $0.1 million for the three months ended March 31, 2012. As of March 30, 2013 and March 31, 2012, accumulated other comprehensive loss included a currency translation adjustment of approximately $(0.8) million and $0.7 million, respectively.

Fair value measurement

The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

(amounts in thousands)	Carrying value	Fair value total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description
Liabilities:
Senior Notes-9.375%	$160,000	$174,800	$174,800	$—	$—
Senior Secured Notes-8.25%	840,000	913,500	913,500	—	—

As of March 30, 2013	$1,000,000	$1,088,300	$1,088,300	$—	$—

Liabilities:
Senior Notes-9.375%	$160,000	$170,400	$170,400	$—	$—
Senior Secured Notes-8.25%	840,000	907,200	907,200	—	—

As of December 31, 2012	$1,000,000	$1,077,600	$1,077,600	$—	$—

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value.

Earnings (loss) per common share

The unaudited pro forma loss per common share is being presented to give effect to the shares of Ply Gem Holdings common stock that will be issued in connection with the merger of the Company with its parent, Ply Gem Prime Holdings. In connection with the proposed initial public offering, the Company will merge with Ply Gem Prime Holdings and engage in a series of transactions that will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into common equity of Ply Gem Holdings and result in a single class of outstanding common stock of Ply Gem Holdings (the “Reorganization”). In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options. The pro forma weighted average common shares outstanding assume the conversion of the Ply Gem Prime Holdings outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) into shares of Ply Gem Holdings common stock upon the consummation of the Reorganization.

Basic and diluted earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares outstanding. The Company had 100 shares of common stock outstanding for the three months ended March 30, 2013 and March 31, 2012. In addition, all stock options and preferred stock are issued at the Ply Gem Prime level; therefore, no dilutive effect would exist at Ply Gem Holdings as these amounts have been recorded within additional paid in capital. Consequently, for purposes of EPS the Company calculated the amounts as net income (loss) divided by the 100 shares of common stock outstanding.

In connection with the proposed initial public offering, the Company will merge with its parent company, Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into Ply Gem Holdings common equity and result in a single class of outstanding common stock. In connection with the Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options.

The unaudited pro forma loss per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization. The unaudited pro forma basic loss per common share is computed by dividing loss attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The treasury stock effect of Ply Gem Holdings stock options to be issued in connection with the Reorganization has not been included in the computation of the unaudited pro forma diluted loss per common share for the three months ended March 30, 2013 as the effect would be anti-dilutive.

The following details the computation of the pro forma loss per common share:

For the three months ended
March 30, 2013
(amounts in thousands (except shares and per share data))	(unaudited)

Net loss	$(27,878)
Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474
Conversion of Ply Gem Prime Holdings common stock and preferred stock	48,962,494
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)

2. Goodwill

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has two reporting units: 1) Siding, Fencing and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (“Step One”), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (“Step Two”). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. The Company has elected not to utilize the qualitative Step Zero impairment assessment. There was no goodwill impairment for the year ended December 31, 2012 and no impairment indicators which would trigger an interim impairment test during the three months ended March 30, 2013.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. Since each approach has its merits, the Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimates single family housing starts and the repair and remodeling market’s growth rates. However, there is no assurance that: (1) valuation multiples will not decline, (2) discount rates will not increase, or (3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to evaluate goodwill during future periods and future declines in the residential housing and repair and remodeling markets could result in goodwill impairments.

The reporting unit goodwill balances were as follows as of March 30, 2013 and December 31, 2012:

(amounts in thousands)	March 30, 2013	December 31, 2012

Siding, Fencing and Stone	$320,984	$320,984
Windows and Doors	71,240	71,471

	$392,224	$392,455

3. Intangible assets, net

The table that follows presents the major components of intangible assets as of March 30, 2013 and December 31, 2012:

(amounts in thousands)	Average amortization period (in years)	Cost	Accumulated amortization	Net carrying value

As of March 30, 2013:
Patents	14	$12,770	$(8,543)	$4,227
Trademarks/Tradenames	11	85,669	(62,554)	23,115
Customer relationships	13	158,158	(96,071)	62,087
Other		2,647	(1,923)	724

Total intangible assets	13	$259,244	$(169,091)	$90,153

As of December 31, 2012:
Patents	14	$12,770	$(8,308)	$4,462
Trademarks/Tradenames	11	85,669	(61,737)	23,932
Customer relationships	13	158,158	(93,025)	65,133
Other		2,647	(1,818)	829

Total intangible assets	13	$259,244	$(164,888)	$94,356

Estimated amortization expense for the fiscal years 2013 through 2017 is shown in the following table:

(amounts in thousands)	Amortization expense

2013 (remainder of year)	$12,475
2014	15,248
2015	14,799
2016	14,156
2017	10,420

4. Comprehensive loss

Comprehensive loss is comprised of the following:

(amounts in thousands)	For the three months ended
	March 30, 2013	March 31, 2012

Net loss	$(28,107)	$(25,642)
Foreign currency translation adjustment	(768)	663

Comprehensive loss	$(28,875)	$(24,979)

5. Long-term debt

Long-term debt in the accompanying condensed consolidated balance sheets at March 30, 2013 and December 31, 2012 consists of the following:

(amounts in thousands)	March 30, 2013	December 31, 2012

Senior secured asset based revolving credit facility	$65,000	$15,000
8.25% Senior secured notes due 2018, net of unamortized early tender premium and discount of $39,286 and $40,870, respectively	800,714	799,130
9.375% Senior notes due 2017, net of unamortized discount of $9,458 and $9,746, respectively	150,542	150,254

	$1,016,256	$964,384

8.25% Senior Secured Notes due 2018

On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes due 2018 given that the 2011 transaction was predominately accounted for as a loan modification. On February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction (the “Senior Tack-on Notes”). The net proceeds of approximately $32.7 million, after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, have been and will continue to be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes due 2018. The 8.25% Senior Secured Notes originally issued in February 2011 and the Senior Tack-on Notes issued in February 2012 (collectively, the “8.25% Senior Secured Notes”) will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the original aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $80.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indentures) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio test, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, the Company’s stock ownership in the Company’s subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the Securities and Exchange Commission (“SEC”). As of March 30, 2013, no subsidiary’s stock has been excluded from the collateral arrangement due to the Rule 3-16 requirement.

On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes issued in February 2011 by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800.0 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

Senior Secured Asset Based Revolving Credit Facility due 2016

On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the Company’s ABL Facility from $175.0 million to $212.5 million. Under the terms of the ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the amended ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016.

Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of March 30, 2013, the Company’s interest rate on the new ABL Facility was approximately 2.5%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February, and March). The fixed charge coverage ratio is calculated as the ratio of (i) the Company’s Adjusted EBITDA, as defined in the credit agreement governing the ABL Facility, less the aggregate amount of capital expenditures less taxes paid or payable in cash to (ii) the Company’s interest expense plus certain mandatory principal payments plus restricted payments, each as defined in the credit agreement governing the ABL Facility. Since the inception of the new ABL Facility in 2011, the Company has not been required to meet the fixed charge coverage ratio as the Company’s excess availability has exceeded the minimum thresholds.

All obligations under the ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

On September 21, 2012, Ply Gem Industries completed an amendment to its ABL Facility to permit the refinancing of its 13.125% Senior Subordinated Notes with unsecured notes rather than subordinated notes. No other terms or provisions were modified or changed in conjunction with this amendment.

As of March 30, 2013, Ply Gem Industries had approximately $141.1 million of contractual availability and approximately $97.1 million of borrowing base availability under the new ABL Facility, reflecting $65.0 million of borrowings outstanding and approximately $6.4 million of letters of credit and priority payables reserves.

On April 3, 2013, Ply Gem Industries amended its ABL facility. Among other things, the amendment to the ABL Facility: (i) increased the amount of debt that Ply Gem Holdings is permitted to incur under the tax receivables agreement from $65.0 million to $100.0 million subject to the satisfaction of certain conditions, including the Company maintaining excess availability levels, greater than the lesser of (x) 25% of the lesser of the borrowing base and aggregate commitments and (y) $17.5 million, and (ii) modified the change of control definition.

9.375% Senior Notes due 2017

On September 27, 2012, Ply Gem Industries issued $160.0 million of 9.375% Senior Notes at par. Ply Gem Industries used the proceeds of the offering, together with cash on hand, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017 and bear interest at the rate of 9.375% per annum. Interest will be paid semi-annually on April 15 and October 15 of each year. A portion of the early call premium and the original unamortized discount on the 13.125% Senior Subordinated Notes was recorded as a discount on the $160.0 million of 9.375% Senior Notes, given that the transaction was predominately accounted for as a loan modification.

Prior to October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to October 15, 2014, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the aggregate principal amount of the 9.375% Senior Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings. On or after October 15, 2014, and prior to October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. On or after October 15, 2015 and prior to October 15, 2016, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. At any time on or after October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at the declining redemption prices set forth in the indenture governing the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 9.375% Senior Notes are unsecured and equal in right of payment to all of our existing and future senior debt, including the ABL Facility and the 8.25% Senior Secured Notes. The 9.375% Senior Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior unsecured basis. The guarantees are general unsecured obligations and are equal in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility. The 9.375% Senior Notes and guarantees are effectively subordinated to all of Ply Gem Industries’ and the guarantors’ existing and future secured indebtedness, including the 8.25% Senior Secured Notes and the ABL Facility, to the extent of the value of the assets securing such indebtedness.

The indenture governing the 9.375% Senior Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indenture) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, but not limited to, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base as of date of such incurrence; purchase money indebtedness in an aggregate amount not to exceed the greater of $35.0 million and 20% of consolidated net tangible assets at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $2.0 million in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million.

On January 24, 2013, Ply Gem Industries completed its exchange offer with respect to the 9.375% Senior Notes by exchanging $160.0 million 9.375% Senior Notes, which were registered under the Securities Act, for $160.0 million of the issued and outstanding 9.375% Senior Notes. Upon completion of the exchange offer, all $160.0 million of issued and outstanding 9.375% Senior Notes were registered under the Securities Act.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The interest rate on the Senior Subordinated Notes was 13.125% and was paid semi-annually on January 15 and July 15 of each year.

On September 27, 2012, Ply Gem Industries used the net proceeds from the issuance of the 9.375% Senior Notes, together with cash on hand, aggregating $165.4 million, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. In addition, on September 27, 2012, Ply Gem Industries issued a notice of redemption to redeem all of the outstanding 13.125% Senior Subordinated Notes on October 27, 2012 at a redemption price equal to 106.5625% plus accrued and unpaid interest to the redemption date. The $165.4 million deposited with the trustee for the 13.125% Senior Subordinated Notes included a $9.8 million call premium and $5.7 million of accrued interest. On October 27, 2012, the Company completed the redemption of all $150.0 million principal amount of the 13.125% Senior Subordinated Notes.

6. Pension plans

The Company has two pension plans, the Ply Gem Group Pension Plan and the MW Manufacturers, Inc. Retirement Plan. The Company’s net periodic benefit expense for the combined plans for the periods indicated consists of the following components:

	For the three months ended
(amounts in thousands)	March 30, 2013	March 31, 2012

Service cost	$29	$—
Interest cost	440	467
Expected return on plan assets	(513)	(504)
Amortization of loss	234	200

Net periodic benefit expense	$190	$163

7. Commitments and contingencies

Indemnifications

In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets of approximately $3.3 million and $3.4 million at March 30, 2013 and December 31, 2012, respectively. As of March 30, 2013 and December 31, 2012, the Company has recorded liabilities related to these indemnifications of approximately $0.4 million and $0.4 million, respectively, in current liabilities and $2.9 million and $3.0 million, respectively, in long-term liabilities, consisting of the following:

(amounts in thousands)	March 30, 2013	December 31, 2012

Product claim liabilities	$146	$218
Multiemployer pension plan withdrawal liability	2,552	2,615
Other	587	578

	$3,285	$3,411

Warranty claims

The Company sells a number of products and offers a number of warranties. The specific terms and conditions of these warranties vary depending on the product sold. The Company estimates the costs that may be incurred under their warranties and records a liability for such costs at the time of sale. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of March 30, 2013 and December 31, 2012, warranty liabilities of approximately $7.9 million and $8.3 million, respectively, have been recorded in current liabilities and approximately $29.8 million and $29.5 million, respectively, have been recorded in long term liabilities.

Changes in the Company’s short-term and long-term warranty liabilities are as follows:

	For the three months ended
(amounts in thousands)	March 30, 2013	March 31, 2012

Balance, beginning of period	$37,870	$38,612
Warranty expense during period	2,519	2,570
Settlements made during period	(2,681)	(2,402)

Balance, end of period	$37,708	$38,780

Environmental

In 2011, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, entered into an Administrative Order on Consent with the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA), primarily relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. During 2011, as part of the Administrative Order on Consent, the Company provided the EPA with a preliminary cost estimate of approximately $1.8 million over the remediation period, which is estimated through 2023. The Company has recorded approximately $0.3 million of this environmental liability within current liabilities and approximately $1.5 million within other long-term liabilities in the Company’s condensed consolidated balance sheet at March 30, 2013 and December 31, 2012. The Company will adjust this environmental remediation liability in future periods, if necessary, as further information develops or circumstances change.

Certain liabilities for this subject contamination have been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, the Company is similarly indemnified by U.S. Industries, Inc. The Company’s ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future. As of March 30, 2013, no recovery has been recognized on the Company’s condensed consolidated balance sheet but the Company will actively pursue the validity of this indemnity in future periods and will recognize future recoveries in the period in which they become probable.

The Company is currently investigating certain assumptions and calculations used in the permit development for the Title V semi-annual monitoring report for our Rocky Mount, Virginia facility air permit. Based on current information, the Company is not aware of any compliance obligations, claims, releases or investigations that will have a material adverse effect on our results of operations, cash flows or financial position. However, there can be no guarantee that previously known or newly-discovered matters or any inability to enforce our available indemnification rights against previous owners of the Company’s subsidiaries will not result in material costs or liabilities.

Self-insured risks

The Company maintains a broad range of insurance policies which include general liability insurance coverage and workers compensation. These insurance policies protect the Company against a portion of the risk of loss from claims. However, the Company retains a portion of the overall risk for such claims through its self-insured per occurrence and aggregate retentions, deductibles, and claims in excess of available insurance policy limits. The Company’s general liability insurance includes coverage for certain damages arising out of product design and manufacturing defects. The Company’s insurance coverage is subject to a per occurrence retention.

The Company reserves for costs associated with claims, as well as incurred but not reported losses (“IBNR”), based on an outside actuarial analysis of its historical claims. These estimates make up a significant portion of the Company’s liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in type of claims, claims reporting and resolution patterns, frequency and timing of claims, third party recoveries, estimates of claim values, claims management expenses (including legal fees and expert fees), insurance industry practices, the regulatory environment, and legal precedent. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs.

Litigation

During 2012 and 2013, the Company incurred increased litigation expense primarily related to the claims discussed below. While the Company believes it has valid defenses to these claims and will vigorously defend these claims, litigation is subject to many uncertainties and there cannot be any assurance that the Company will ultimately prevail or, in the event of an unfavorable outcome or settlement of litigation, that the ultimate liability would not be material and would not have a material adverse effect on the business, results of operations, cash flows or financial position of the Company.

In John Gulbankian and Robert D. Callahan v. MW Manufacturers, Inc., a purported class action filed in March 2010 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s V-Wood windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has been scheduled for October 2013. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Eric Hartshorn and Bethany Perry v. MW Manufacturers, Inc., a purported class action filed in July 2012 in the United States District Court for the District of Massachusetts, plaintiffs, on behalf of themselves and all others similarly situated, allege damages as a result of the defective design and manufacture of MW’s Freedom and Freedom 800 windows. The plaintiffs seek a variety of relief, including (i) economic and compensatory damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Anthony Pagliaroni v. Mastic Home Exteriors, Inc. and Deceuninck North America, LLC, a purported class action filed in January 2012 in the United States District Court for the District of Massachusetts, plaintiff, on behalf of himself and all others similarly situated, alleges damages as a result of the defective design and manufacture of Oasis composite deck and railing, which was manufactured by Deceuninck North America, LLC (“Deceuninck”) and sold by MHE. The plaintiff seeks a variety of relief, including (i) economic and compensatory damages, (ii) treble damages,

(iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. This action is currently in discovery regarding class certification, and a hearing regarding class certification has not yet been scheduled. The damages sought in this action have not yet been quantified. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim. Deceuninck, as the manufacturer of Oasis deck and railing, has agreed to indemnify the Company for certain liabilities related to this claim pursuant to the sales and distribution agreement, as amended, between Deceuninck and MHE. The Company’s ability to seek indemnification from Deceuninck is, however, limited by the terms of the indemnity as well as the strength of Deceuninck’s financial condition, which could change in the future.

In The Muhler Company, Inc. v. Ply Gem Prime Holdings, Inc. et al., a lawsuit filed in April 2011 in the United States District Court for the District of South Carolina, Charleston Division, plaintiff, alleges unfair competition and trade practices. The plaintiff seeks a variety of relief, including (i) consequential damages, (ii) treble damages, (iii) punitive damages, and (iv) attorneys’ fees and costs of litigation. This action was dismissed by the Court in April 2013 after granting the Company’s motion for summary judgment with respect to the federal Lanham Act claims. The plaintiff filed a notice of appeal in May 2013. The damages sought in this action have not yet been quantified. The Company believes it has valid defenses to this claim, and it will vigorously defend this claim.

In Karl Memari v. Ply Gem Prime Holdings, Inc. et al., a purported class action filed in March 2013 in the United States District Court for the District of South Carolina, Charleston Division, plaintiff, on behalf of himself and all others similarly situated, alleges damages as a result of the illegality and/or defects of MW’s vinyl clad windows. The plaintiff seeks a variety of relief, including (i) actual and compensatory damages, (ii) punitive damages, and (iii) attorneys’ fees and costs of litigation. The damages sought in this action have not yet been quantified. This action is at a preliminary stage, and the Company believes it has valid defenses to this claim and will vigorously defend this claim.

Other contingencies

The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, personal injury, product liability, warranty, and modification, adjustment or replacement of component parts or units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. Also, it is not possible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities, including lawsuits, and therefore no such estimate has been made.

8. Accrued expenses and other long-term liabilities

Accrued expenses consist of the following at March 30, 2013 and December 31, 2012:

(amounts in thousands)	March 30, 2013	December 31, 2012

Insurance	$3,359	$3,499
Employee compensation and benefits	6,278	5,745
Sales and marketing	24,155	23,939
Product warranty	7,915	8,336
Accrued freight	1,655	890
Accrued interest	15,937	30,465
Accrued environmental liability	470	473
Accrued pension	1,141	1,141
Accrued sales returns and discounts	3,071	2,201
Accrued taxes	4,349	3,035
Other	11,588	14,194

	$79,918	$93,918

Other long-term liabilities consist of the following at March 30, 2013 and December 31, 2012:

(amounts in thousands)	March 30, 2013	December 31, 2012

Insurance	$1,883	$1,593
Pension liabilities	13,817	14,139
Multi-employer pension withdrawal liability	2,552	2,615
Product warranty	29,793	29,534
Long-term product claim liability	146	218
Long-term environmental liability	1,824	1,824
Liabilities for tax uncertainties	3,248	3,454
Other	7,456	7,267

	$60,719	$60,644

Long-term incentive plan

During the year ended December 31, 2011, the Company finalized a long-term incentive plan (“LTIP”) for certain employees. The long-term incentive plan was implemented to retain and incentivize employees through the downturn in the housing market. During the three months ended March 30, 2013 and March 31, 2012, the Company recognized a LTIP expense of $0.5 million and $0.5 million, respectively, which has been recorded within selling, general, and administrative expenses in the condensed consolidated statement of operations and comprehensive loss. The LTIP liability is $3.3 million and $2.8 million as of March 30, 2013 and December 31, 2012, respectively, of which $0.9 million and $0.0 million has been recorded within other current liabilities and $2.4 million and $2.8 million in other long-term liabilities in the condensed consolidated balance sheets as of March 30, 2013 and December 31, 2012, respectively.

Other liabilities

During the three months ended March 30, 2013 and March 31, 2012, the Company made approximately $0.5 million and $0.0 million, in cash payments on restructuring liabilities, respectively. These payments were for product simplification costs incurred for the Windows and Doors segment.

9. Income taxes

Effective tax rate and debt transactions

Under FASB Accounting Standards Codification 740-270, “Income Taxes—Interim Reporting,” each interim period is considered an integral part of the annual period and tax expense is measured using an estimated annual effective rate. Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluation of possible future events and transactions and may be subject to subsequent refinement or revision. The Company calculates its quarterly tax provision consistent with the guidance provided by ASC 740-270, whereby the Company forecasts its estimated annual effective tax rate then applies that rate to its year-to-date pre-tax book (loss) income. In addition, we exclude jurisdictions with a projected loss for the year or the year-to-date loss where we cannot recognize a tax benefit from our estimated annual effective tax rate. The impact of such an exclusion could result in a higher or lower effective tax rate during a particular quarter, based upon the mix and timing of actual earnings versus annual projections. In addition to the tax resulting from applying the estimated annual effective tax rate to pre-tax income (loss), the Company included certain items treated as discrete events to arrive at an estimated effective tax rate. Future changes in the forecasted annual income (loss) projections, tax rate changes, or discrete tax items could result in significant adjustments to quarterly income tax expense (benefit) in future periods in accordance with ASC 740-720.

For the three months ended March 30, 2013, the Company’s estimated effective income tax rate was approximately 16.7%, which varied from the statutory rate primarily due to state income tax expense, valuation allowance, tax contingencies, and foreign income taxes. The effective tax rate including discrete items was 15.9%. The tax expense for the three months ended March 30, 2013 is approximately $3.8 million.

On February 16, 2012, Ply Gem issued an additional $40.0 million aggregate principal amount of 8.25% Senior Secured Notes in a private placement transaction. The notes will mature on February 15, 2018 and are secured by substantially all assets of Ply Gem Industries and the Guarantors. The Senior Tack-on Notes were issued at a discount yielding net proceeds of approximately $34.0 million, prior to debt issuance costs. As a result of the discount, the Senior Tack-on Notes are subject to the Applicable High Yield Discount Obligation (“AHYDO”) rules. Consequently, no portion of the original issue discount (OID) will be deductible for income tax purposes in the future.

Valuation allowance

As of March 30, 2013, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses incurred by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company currently has book goodwill of approximately $19.3 million that is not amortized, which results in a deferred tax liability of approximately $5.5 million at March 30, 2013. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate its ability to realize the net deferred tax assets and its estimates are subject to change.

Tax uncertainties

Despite the Company’s belief that its tax return positions are consistent with applicable tax laws, the Company believes that certain positions could be challenged by taxing authorities. The Company’s tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the condensed consolidated financial statements. These reserves have been established based on management’s assessment as to potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. The tax reserves are reviewed periodically and adjusted in light of changing facts and circumstances, such as progress of tax audits, lapse of applicable statutes of limitations and changes in tax law. The Company’s state income tax returns are currently under examination by various state taxing authorities. During the three months ended March 30, 2013, the Company decreased its tax contingency reserve by approximately $0.2 million as a result of the effective settlement of a state income tax audit partially offset by additional interest accrued on existing uncertain tax positions.

Other

As of March 30, 2013, the Company has not established U.S. deferred taxes on approximately $21.3 million of unremitted earnings of the Company’s foreign subsidiary, Ply Gem Canada. Notwithstanding the provisions within the American Jobs Creation Act of 2004, the Company continues to consider these amounts to be permanently invested.

On December 23, 2011, the U.S. Treasury Department issued comprehensive temporary and proposed regulations addressing the treatment of expenditures related to tangible property for tax purposes. The Company has begun to evaluate the changes necessary to comply with the regulations and the related administrative procedures and is not currently aware of any adjustments that would be material to the Company’s consolidated financial statements.

10. Stock-based compensation

A rollforward of stock options outstanding during the three months ended March 30, 2013 is presented below:

	Stock options	Weighted- average exercise price	Weighted- average remaining contractual term (years)

Balance at January 1, 2013	524,344	$70.16	5.95
Granted	—	—	—
Forfeited or expired	(1,500)		—

Balance at March 30, 2013	522,844	$70.33	5.70

As of March 30, 2013, 156,994 options were 100% vested. At March 30, 2013, the Company had approximately $4.2 million of total unrecognized compensation expense that will be recognized over the weighted average period of 2.74 years.

Other share-based compensation

Upon completion of each of the Ply Gem acquisition, MW acquisition and Alenco acquisition, certain members of management made a cash contribution to Ply Gem Prime Holdings in exchange for shares of Ply Gem Prime Holdings’ common stock. Ply Gem Prime is the sole shareholder of Ply Gem Holdings.

A rollforward of Ply Gem Prime’s common stock during the three months ended March 30, 2013 is as follows:

Common stock shares owned by management

Balance at January 1, 2013	454,672
Shares issued	—
Shares repurchased	—

Balance at March 30, 2013	454,672

Restricted stock

During January 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three independent members of the Board of Directors. These shares vested over the 2012 calendar period and the Company expensed these items as compensation expense ratably during 2012. During the three months ended March 31, 2012, the Company expensed $45,000, related to these grants in selling, general, and administrative expenses within the condensed consolidated statement of operations and comprehensive loss.

During December 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three independent members of the Board of Directors. These shares will vest over the 2012 through 2013 twelve month period and the Company is expensing these items ratably over the twelve month period up to the vesting date. During the three months ended March 30, 2013, the Company expensed $45,000, related to these grants in selling, general, and administrative expenses within the condensed consolidated statement of operations and comprehensive loss.

11. Segment information

The Company defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The Company has two reportable segments: 1) Siding, Fencing and Stone and 2) Windows and Doors.

The income before income taxes of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Unallocated income and expenses include items which are not directly attributed to or allocated to either of the Company’s reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance, and accounting expenses. Unallocated corporate assets include cash and certain receivables. Interest expense is presented net of interest income.

Following is a summary of the Company’s segment information:

	For the three months ended
(amounts in thousands)	March 30, 2013	March 31, 2012

Net sales
Siding, Fencing and Stone	$137,725	$142,787
Windows and Doors	119,372	96,389

	$257,097	$239,176

Operating earnings (loss)
Siding, Fencing and Stone	$17,114	$15,949
Windows and Doors	(12,096)	(10,396)
Unallocated	(5,590)	(4,350)

	$(572)	$1,203

	Total assets as of
	March 30, 2013	December 31, 2012

Total assets
Siding, Fencing and Stone	$586,339	$558,501
Windows and Doors	277,836	271,650
Unallocated	41,941	51,699

	$906,116	$881,850

12. Related party transactions

Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with CI Capital Partners, formerly Caxton-Iseman Capital LLC, CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. Under the General Advisory Agreement the Company paid and expensed, as a component of selling, general, and administrative expenses, a management fee of approximately $0.2 million, and $0.3 million, for the three months ended March 30, 2013 and March 31, 2012, respectively.

During 2012, the Company and CI Capital Partners amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to CI Capital Partners an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on the Company’s cost of funds to borrow amounts under the Company’s senior credit facilities, which is estimated to be approximately $18.8 million.

In May 2013, the Company finalized an agreement with the Company’s President and Chief Executive Officer providing a one-time cash bonus of $1.5 million upon the successful completion of an initial public offering prior to December 31, 2013, subject to his continued employment with the Company through this date. This bonus agreement was made in lieu of any benefits that the President and Chief Executive Officer may have received under the tax receivable agreement.

13. Subsequent event

On April 9, 2013, the Company, through its wholly-owned Canadian subsidiary Gienow Canada Inc., acquired Gienow WinDoor Ltd. for consideration of approximately CAD $21.0 million, subject to certain purchase price adjustments, through the purchase of all of the capital stock of Gienow. Immediately subsequent to the acquisition, Gienow WinDoor Ltd. was amalgamated into Gienow Canada Inc. (“Gienow”). Gienow is in the business of manufacturing, distributing, and selling windows, doors, and related products and services to industrial and residential customers in Canada and the United States. Gienow has a manufacturing facility located in Calgary, Alberta, Canada.

On May 6, 2013, Ply Gem entered into a stock purchase agreement for consideration of approximately CAD $82.0 million, subject to certain purchase price adjustments, to acquire all of the capital stock of Mitten Inc., a leading manufacturer of vinyl siding and accessories in Canada.

14. Guarantor/non-guarantor

The 8.25% Senior Secured Notes and the 9.375% Senior Notes were issued by our direct 100% owned subsidiary, Ply Gem Industries, and are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ 100% owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of March 30, 2013 and December 31, 2012, and for the three months ended March 30, 2013 and March 31, 2012. The non-guarantor information presented represents our Canadian subsidiary, Ply Gem Canada.

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statements of operations and comprehensive loss

For the three months ended March 30, 2013

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Net sales	$—	$—	$242,683	$14,414	$—	$257,097
Cost of products sold	—	—	203,890	11,361	—	215,251

Gross profit	—	—	38,793	3,053	—	41,846
Operating expenses:
Selling, general and administrative expenses	—	5,590	28,727	3,899	—	38,216
Intercompany administrative charges	—	—	5,969	2,069	(8,038)	—
Amortization of intangible assets	—	—	4,202	—	—	4,202

Total operating expenses	—	5,590	38,898	5,968	(8,038)	42,418

Operating loss	—	(5,590)	(105)	(2,915)	8,038	(572)
Foreign currency loss	—	—	—	(33)	—	(33)
Intercompany interest	—	21,075	(21,075)	—	—	—
Interest expense	—	(23,657)	(11)	—	—	(23,668)
Interest income	—	1	3	11	—	15
Intercompany administrative income	—	8,038	—	—	(8,038)	—

Loss before equity in subsidiaries’ loss	—	(133)	(21,188)	(2,937)	—	(24,258)
Equity in subsidiaries’ income (loss)	(28,107)	(27,974)	—	—	56,081	—

Loss before provision (benefit) for income taxes	(28,107)	(28,107)	(21,188)	(2,937)	56,081	(24,258)
Provision (benefit) for income taxes	—	—	4,644	(795)	—	3,849

Net income (loss)	$(28,107)	$(28,107)	$(25,832)	$(2,142)	$56,081	$(28,107)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(768)	—	(768)

Total comprehensive loss	$(28,107)	$(28,107)	$(25,832)	$(2,910)	$56,081	$(28,875)

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statements of operations and comprehensive loss

For the three months ended March 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Net sales	$—	$—	$224,652	$14,524	$—	$239,176
Cost of products sold	—	—	185,067	11,194	—	196,261

Gross profit	—	—	39,585	3,330	—	42,915
Operating expenses:
Selling, general and administrative expenses	—	4,290	26,936	3,767	—	34,993
Intercompany administrative charges	—	—	3,034	527	(3,561)	—
Amortization of intangible assets	—	60	6,659	—	—	6,719

Total operating expenses	—	4,350	36,629	4,294	(3,561)	41,712

Operating earnings (loss)	—	(4,350)	2,956	(964)	3,561	1,203
Foreign currency gain	—	—	—	68	—	68
Intercompany interest	—	25,682	(25,682)	—	—	—
Interest expense	—	(25,055)	—	(1)	—	(25,056)
Interest income	—	1	10	4	—	15
Intercompany administrative income	—	3,561	—	—	(3,561)	—

Loss before equity in subsidiaries’ loss	—	(161)	(22,716)	(893)	—	(23,770)
Equity in subsidiaries’ income (loss)	(25,642)	(25,481)	—	—	51,123	—

Loss before provision (benefit) for income taxes	(25,642)	(25,642)	(22,716)	(893)	51,123	(23,770)
Provision (benefit) for income taxes	—	—	2,105	(233)	—	1,872

Net loss	$(25,642)	$(25,642)	$(24,821)	$(660)	$51,123	$(25,642)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	663	—	663

Total comprehensive income (loss)	$(25,642)	$(25,642)	$(24,821)	$3	$51,123	$(24,979)

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating balance sheet

As of March 30, 2013

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$13,441	$(6,185)	$3,906	$—	$11,162
Accounts receivable, net	—	—	128,107	8,446	—	136,553
Inventories:
Raw materials	—	—	46,542	5,084	—	51,626
Work in process	—	—	24,535	670	—	25,205
Finished goods	—	—	42,769	3,110	—	45,879

Total inventory	—	—	113,846	8,864	—	122,710
Prepaid expenses and other current assets	—	881	12,760	2,420	—	16,061
Deferred income taxes	—	—	5,166	58	—	5,224

Total current assets	—	14,322	253,694	23,694	—	291,710
Investments in subsidiaries	(343,361)	(195,017)	—	—	538,378	—
Property and Equipment, at cost:
Land	—	—	3,565	172	—	3,737
Buildings and improvements	—	—	36,838	1,584	—	38,422
Machinery and equipment	—	2,498	287,492	9,252	—	299,242

	—	2,498	327,895	11,008	—	341,401
Less accumulated depreciation	—	(995)	(233,601)	(6,454)	—	(241,050)

Total property and equipment, net	—	1,503	94,294	4,554	—	100,351
Other Assets:
Intangible assets, net	—	—	90,153	—	—	90,153
Goodwill	—	—	383,042	9,182	—	392,224
Deferred income taxes	—	—	—	2,871	—	2,871
Intercompany note receivable	—	856,739	—	—	(856,739)	—
Other	—	26,116	2,691	—	—	28,807

Total other assets	—	882,855	475,886	12,053	(856,739)	514,055

	$(343,361)	$703,663	$823,874	$40,301	$(318,361)	$906,116

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$—	$344	$75,052	$4,186	$—	$79,582
Accrued expenses	—	20,425	56,413	3,080	—	79,918

Total current liabilities	—	20,769	131,465	7,266	—	159,500
Deferred income taxes	—	—	13,002	—	—	13,002
Intercompany note payable	—	—	856,739	—	(856,739)	—
Other long-term liabilities	—	9,999	49,823	897	—	60,719
Long-term debt	—	1,016,256	—	—	—	1,016,256
Commitments and contingencies
Stockholder’s Equity (Deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	311,490	311,490	453,289	5,763	(770,542)	311,490
(Accumulated deficit) retained earnings	(647,747)	(647,747)	(680,444)	21,258	1,306,933	(647,747)
Accumulated other comprehensive income (loss)	(7,104)	(7,104)	—	5,117	1,987	(7,104)

Total stockholder’s (deficit) equity	(343,361)	(343,361)	(227,155)	32,138	538,378	(343,361)

	$(343,361)	$703,663	$823,874	$40,301	$(318,361)	$906,116

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating balance sheet

As of December 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$—	$23,332	$(4,307)	$8,169	$—	$27,194
Accounts receivable, net	—	—	107,961	7,091	—	115,052
Inventories:
Raw materials	—	—	35,074	4,878	—	39,952
Work in process	—	—	20,220	711	—	20,931
Finished goods	—	—	35,927	3,482	—	39,409

Total inventory	—	—	91,221	9,071	—	100,292
Prepaid expenses and other current assets	—	12	13,844	1,528	—	15,384
Deferred income taxes	—	—	5,161	11	—	5,172

Total current assets	—	23,344	213,880	25,870	—	263,094
Investments in subsidiaries	(314,942)	(212,065)	—	—	527,007	—
Property and Equipment, at cost:
Land	—	—	3,565	172	—	3,737
Buildings and improvements	—	—	36,320	1,621	—	37,941
Machinery and equipment	—	2,145	281,885	9,245	—	293,275

	—	2,145	321,770	11,038	—	334,953
Less accumulated depreciation	—	(932)	(228,596)	(6,320)	—	(235,848)

Total property and equipment, net	—	1,213	93,174	4,718	—	99,105
Other Assets:
Intangible assets, net	—	—	94,356	—	—	94,356
Goodwill	—	—	383,042	9,413	—	392,455
Deferred income taxes	—	—	—	2,981	—	2,981
Intercompany note receivable	—	856,739	—	—	(856,739)	—
Other	—	27,142	2,717	—	—	29,859

Total other assets	—	883,881	480,115	12,394	(856,739)	519,651

	$(314,942)	$696,373	$787,169	$42,982	$(329,732)	$881,850

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$—	$254	$63,110	$4,433	$—	$67,797
Accrued expenses	—	32,744	58,547	2,627	—	93,918

Total current liabilities	—	32,998	121,657	7,060	—	161,715
Deferred income taxes	—	—	10,049	—	—	10,049
Intercompany note payable	—	—	856,739	—	(856,739)	—
Other long-term liabilities	—	13,933	45,811	900	—	60,644
Long-term debt	—	964,384	—	—	—	964,384
Commitments and contingencies
Stockholder’s Equity (Deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	311,034	311,034	407,525	5,737	(724,296)	311,034
(Accumulated deficit) retained earnings	(619,640)	(619,640)	(654,612)	23,400	1,250,852	(619,640)
Accumulated other comprehensive income (loss)	(6,336)	(6,336)	—	5,885	451	(6,336)

Total stockholder’s (deficit) equity	(314,942)	(314,942)	(247,087)	35,022	527,007	(314,942)

	$(314,942)	$696,373	$787,169	$42,982	$(329,732)	$881,850

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statement of cash flows

For the three months ended March 30, 2013

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Cash flows from operating activities:
Net loss	$(28,107)	$(28,107)	$(25,832)	$(2,142)	$56,081	$(28,107)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	—	63	9,283	369	—	9,715
Non-cash interest expense, net	—	2,833	—	—	—	2,833
Loss on foreign currency transactions	—	—	—	33	—	33
Stock based compensation	—	456	—	—	—	456
Deferred income taxes	—	—	2,948	100	—	3,048
Reduction in tax uncertainty, net of valuation allowance	—	—	(206)	—	—	(206)
Equity in subsidiaries’ net loss	28,107	27,974	—	—	(56,081)	—
Other	—	—	(8)	—	—	(8)
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(20,146)	(1,183)	—	(21,329)
Inventories	—	—	(22,625)	396	—	(22,229)
Prepaid expenses and other current assets	—	(743)	1,117	(885)	—	(511)
Accounts payable	—	90	11,845	(238)	—	11,697
Accrued expenses	—	(16,253)	2,728	290	—	(13,235)
Cash payments on restructuring liabilities	—	—	(539)	—	—	(539)
Other	—	—	(34)	(998)	—	(1,032)

Net cash used in operating activities	—	(13,687)	(41,469)	(4,258)	—	(59,414)
Cash flows from investing activities:
Capital expenditures	—	(352)	(6,210)	(103)	—	(6,665)
Proceeds from sale of assets	—	—	11	—	—	11

Net cash used in investing activities	—	(352)	(6,199)	(103)	—	(6,654)
Cash flows from financing activities:
Net revolver payments	—	50,000	—	—	—	50,000
Proceeds from intercompany investment	—	(45,790)	45,790	—	—	—
Debt issuance costs paid	—	(62)	—	—	—	(62)

Net cash provided by financing activities	—	4,148	45,790	—	—	49,938
Impact of exchange rate movement on cash	—	—	—	98	—	98

Net decrease in cash and cash equivalents	—	(9,891)	(1,878)	(4,263)	—	(16,032)
Cash and cash equivalents at the beginning of the period	—	23,332	(4,307)	8,169	—	27,194

Cash and cash equivalents at the end of the period	$—	$13,441	$(6,185)	$3,906	$—	$11,162

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidating statement of cash flows

For the three months ended March 31, 2012

(amounts in thousands)	Guarantor Ply Gem Holdings, Inc.	Issuer Ply Gem Industries, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidating adjustments	Consolidated

Cash flows from operating activities:
Net loss	$(25,642)	$(25,642)	$(24,821)	$(660)	$51,123	$(25,642)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	—	42	13,032	243	—	13,317
Non-cash interest expense, net	—	2,905	—	—	—	2,905
Gain on foreign currency transactions	—	—	—	(68)	—	(68)
Stock based compensation	—	376	—	—	—	376
Deferred income taxes	—	—	835	(29)	—	806
Reduction in tax uncertainty, net of valuation allowance	—	—	837	25	—	862
Equity in subsidiaries’ net loss	25,642	25,481	—	—	(51,123)	—
Other	—	—	2	(3)	—	(1)
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(22,689)	(17)	—	(22,706)
Inventories	—	—	(9,993)	259	—	(9,734)
Prepaid expenses and other current assets	—	(623)	2,013	(2,755)	—	(1,365)
Accounts payable	—	(300)	26,023	(1,762)	—	23,961
Accrued expenses	—	(15,657)	(4,287)	622	—	(19,322)
Other	—	—	3	93	—	96

Net cash used in operating activities	—	(13,418)	(19,045)	(4,052)	—	(36,515)
Cash flows from investing activities:
Capital expenditures	—	(296)	(2,869)	(185)	—	(3,350)
Proceeds from sale of assets	—	—	121	—	—	121

Net cash used in investing activities	—	(296)	(2,748)	(185)	—	(3,229)
Cash flows from financing activities:
Proceeds from long-term debt	—	34,000	—	—	—	34,000
Net revolver borrowings	—	15,000	—	—	—	15,000
Proceeds from intercompany investment	—	(25,221)	25,221	—	—	—
Debt issuance costs paid	—	(866)	—	—	—	(866)

Net cash provided by financing activities	—	22,913	25,221	—	—	48,134
Impact of exchange rate movement on cash	—	—	—	107	—	107

Net increase (decrease) in cash and cash equivalents	—	9,199	3,428	(4,130)	—	8,497
Cash and cash equivalents at the beginning of the period	—	8,578	(3,408)	6,530	—	11,700

Cash and cash equivalents at the end of the period	$—	$17,777	$20	$2,400	$—	$20,197

PLY GEM

BUILDING PRODUCTS. BUILDING SUCCESS.

Grande Prairie, AB
Edmonton, AB
Red Deer, AB
Saskatoon, SK
Calgary, AB
Kelowna, BC
Medicine Hat, AB
Regina, SK
Winnipeg, MB
Auburn, WA
Sacramento, CA
York, NE
Toledo, OH
Middleburg, PA
Sidney, OH
Martinsburg, WV
Kearney, MO
Stuarts Draft, VA
Kansas City, MO
Roanoke, VA
Rocky Mount, VA
Cary, NC
Fayetteville, NC
Gaffney, SC
Fair Bluff, NC
Jasper, TN
Corona, CA
Peachtree City, GA
Dallas, TX
Bryan, TX
Window MFG
Siding/Access MFG
Fence + Rail MFG
Corporate / HQ
Window Distribution
Stone MFG